Form 10-K, Exhibit 13
period 1995-12-31
BUCYRUS ERIE CO /DE
filed 1996-04-01
CIK 740761

EXHIBIT 13
                                                  1995 10-K


                           BUCYRUS-ERIE COMPANY



                            1995 ANNUAL REPORT


















                   [COLORED PHOTOGRAPH OF A BUCYRUS-ERIE

                       495-B ELECTRIC MINING SHOVEL]

FINANCIAL HIGHLIGHTS

                                       Years Ended December 31,
__________________________________________________________________________
(Dollars in Thousands,
Except Per Share Amounts)            1995                1994(2)
__________________________________________________________________________

Net Shipments                      $231,921            $193,984
Loss Before Extraordinary Gain      (18,772)            (23,385)
Net Earnings (Loss) Attributable
 to Common Shareholders             (18,772)             78,394
Per Common Share:
 Loss Before Extraordinary Gain       (1.84)              (2.51)
 Net Earnings (Loss)                  (1.84)               8.47
 Dividends                                -                   -
 Book Value                            3.39                5.27
Long-Term Debt                       58,021              53,170
Working Capital                      64,663              77,793
Common Shareholders' Investment      34,680              53,617
__________________________________________________________________________

Shareholders of Record                2,029               2,220
Employees at Year-End                 1,166               1,059
__________________________________________________________________________

Current Ratio                           2.1                 2.6
Backlog                            $118,024            $ 72,346
Adjusted EBITDA(1)                 $  8,422            $ 13,233
__________________________________________________________________________

(1) Earnings before extraordinary gain, interest, income taxes, depreciation, amortization, restructuring expenses, reorganization items and inventory fair value adjustment charged to cost of products sold.
(2) Includes the results of the Predecessor Company prior to the reorganization under chapter 11 of the Bankruptcy Code on December 14, 1994.

CONTENTS                                COMPANY PROFILE

Financial Highlights              1     Bucyrus-Erie Company is a
Company Profile                   1     leading manufacturer of surface
President's Letter                2     mining equipment, principally
Surface Mining Equipment          4     walking draglines, electric
Consolidated Statements                 mining shovels and blast hole
  of Operations                   6     drills, and related replacement
Consolidated Balance Sheets       8     parts.  Major markets for the
Consolidated Statements of              surface mining industry are
  Common Shareholders'                  coal mining, copper and iron ore
  Investment (Deficiency                mining and phosphate production.
  in Assets)                     10
Consolidated Statements of
  Cash Flows                     13
Notes to Consolidated
  Financial Statements           16
Reports of Independent
  Accountants                    38
Management's Discussion          40
Selected Financial Data          47
Stock Information                47
Officers and Directors
  and Corporate Information      48

(Picture - Company Logo:
     B
BUCYRUS-ERIE
     E)


TO OUR CUSTOMERS, SHAREHOLDERS, VENDORS AND EMPLOYEES

   On March 11, 1996, I was elected by your Board of Directors to the position of President and Chief Executive Officer of the Company. Despite the very difficult past few years, I am positive about the future of Bucyrus-Erie. I am privileged to have received this opportunity and confident that along with a fully capable and fully empowered Bucyrus-Erie management team, we can expect a positive future. It is in this new capacity that I now write this annual letter to you.

   The year 1995 was an incredible year of change for Bucyrus-Erie.
Following the emergence from bankruptcy proceedings on December 14, 1994, the Company experienced significant organizational restructuring led by your very active Board of Directors. Following the resignations of the Company's three senior executives in July, 1995, Miller Associates was hired to manage the Company. Mr. Frank Miller became the Interim President and Chief Executive Officer. He and his staff, including an Interim Chief Financial Officer, investment and administrative adviser and other advisors, were directed by your Board to reorganize management structure to become market focused, develop new strategy, implement an operating planning process, and develop long-term financial projections. These tasks were very effectively managed and significant progress was made by Miller Associates while the Board conducted a search leading to my recent appointment.

   The Profit and Loss results of the Company in 1995 are not comparable to 1994 due to accounting issues associated with the emergence from bankruptcy. On a year-to-year basis some very significant progress was accomplished including:

   o   Net Sales were increased 19.6% to $231.9 million.
   o   Parts and Service sales were increased 7.5% to $155.4 million.
   o Machine sales were increased 54.7% to $76.5 million with new machine bookings increasing by 136.9% over 1994.
   o Year-end backlog was increased from $72.3 million at December 31, 1994 to $118.0 million, which is a very significant 63% increase.

   Our net loss for 1995 was $18.8 million, which is not comparable to the previous year. It is important to note that, in addition to certain remaining expenses associated with the bankruptcy of 1994, the Company absorbed several nonrecurring expenses during the year with the most significant being:

   o   $10.1 million related to "fresh-start" reporting of inventory.
   o   $4.4 million of surplus and obsolete inventory write-offs.
   o   $2.6 million associated with management restructuring.
   o $0.9 million in legal and professional fees related to the bankruptcy.

   Excluding the above expenses, the Company operated at close to break-even in 1995.

   Operationally over the last six months, management has developed a very effective teamwork approach in the implementation of some significant and positive changes in Company direction. Old strategies have been abandoned and new ones adopted in a drive to become a very market focused organization. Projects have been launched to improve customer service, improve customer parts performance, improve machine reliability through product design changes, design a new model 39R rotary blast hole drill, which was nearing completion by year-end for a 1996 market launch, reduce product cost with $7.4 million in capital expenditure commitments, including equipment leases, and improve our competitive position with the formation of important vendor partnerships.

   It is my commitment to continue these management processes in order to earn preferred status with our customers and to improve shareholder value. To facilitate and communicate our desired image as an international market oriented company, we are recommending to our shareholders that we adopt the new Company name ..... Bucyrus International, Inc.

   I wish to thank our customers, suppliers, and employees for their patience and support over the past few difficult years.

                                     Sincerely,

   [Picture - electric mining shovel]

                                     /s/W. R. Hildebrand
                                     W. R. Hildebrand
                                     President and
                                     Chief Executive Officer

SURFACE MINING EQUIPMENT

Scope of Operation

   Bucyrus-Erie Company (the "Company") manufactures mining equipment in South Milwaukee, Wisconsin for surface mining applications. The product line consists of a full range of rotary blast hole drills, electric mining shovels and walking draglines.

   Rotary blast hole drills bore large holes in mineral deposits or rocky overburden so that explosive charges can be placed to loosen and fragmentate materials, facilitating removal by electric mining shovels or walking draglines.

   Electric mining shovels are primarily used to load coal, copper, iron ore, other mineral-bearing materials, overburden and rock into some form of haulage system such as a truck or conveyor.

   Walking draglines are used primarily to remove overburden above the coal seams in surface coal operations, assist in land reclamation and mine phosphate and bauxite.

   The Company also manufactures and supplies replacement parts and provides after sales service for all of its product lines. Minserco, Inc., a wholly-owned subsidiary of the Company, services the mining industry with comprehensive structural and mechanical engineering, non-destructive testing, repairs and rebuilds of machine components, product and component upgrades, contract maintenance, turnkey erections and machine moves. Boonville Mining Services, Inc., another wholly-owned subsidiary of the Company, operates as a separate enterprise that provides replacement parts and repair and rebuild services for surface mining equipment.

   In 1995, the Company established the ROX division to engineer, manufacture, sell and service rigging products which attach to dragline buckets and shovel dippers. These products include such items as dragline teeth and adapters, shrouds, dump blocks and chains as well as dipper teeth and adapters and heel bands.

   To comply with the increasing after sales demands of larger mining customers, maintenance and repair contracts are provided. Under these contracts, the Company services the equipment with an on site support team maintaining a high level of production reliability, thus allowing the customer to concentrate on mining production.

   In late 1994, the Company's continued commitment to quality was formally recognized by receiving ISO 9001 Certification from the world's foremost standards organization, Det Norske Veritas. This certification signifies that the Company meets the most rigid standards for design, development, production and erection of blast hole drills, electric mining shovels and walking draglines.

Worldwide Demand

   In recent years worldwide demand for blast hole drills and electric mining shovels has increased in copper and iron ore surface mining applications. The Company has increased its market share in the blast hole drill market due to the reliability and productivity of the 49R series drills and maintains its traditional market share for other products. The demand for mining machines in worldwide coal mining operations continued at a low level in 1995; however, the Company has been receiving inquiries for several walking dragline tenders due in 1996.

New Products

   The new 39R "prototype" rotary blast hole drill will be introduced in mid-1996 and incorporates diesel/hydraulic technology and includes such features as a combination of mast, pipe positioner and rigid mounted crawler frames to produce a stable, mobile and productive drill capable of drilling at 30 to -5 angles. The 39R is expected to propel up a 25% grade with the mast in any position and have the capability of leveling the drill on a 20% slope for drilling. The machine is designed to drill from 9 inch to 12-1/4 inch holes and joins the 49R and 59R model blast hole drills. The initial use of this drill will be for field testing and modifications with a highly experienced mining drill customer.

   The first 395BIII electric mining shovel was commissioned in 1995 which is designed to handle 25% to 30% larger loads than the 395BII model and incorporates a new independent propel drive. The shovel is powered by the Company's proven AC electric drive and control systems.

   The Company also introduced the 495BI electric mining shovel in 1995 which features enhanced engineering designs to greatly improve reliability and ease of maintenance.

CONSOLIDATED STATEMENTS OF OPERATIONS
Bucyrus-Erie Company and Subsidiaries
(Dollars in Thousands, Except Per Share Amounts)
                                                                                Predecessor Company
                                             Year Ended    December 14 -  January 1 -     Year Ended
                                            December 31,   December 31,   December 13,   December 31,
                                                1995           1994           1994           1993
REVENUES:
 Net shipments                                $231,921       $  7,810       $186,174       $198,464
 Other income                                    1,295             79          2,976          1,735
                                              ________       ________       ________       ________

                                               233,216          7,889        189,150        200,199
                                              ________       ________       ________       ________
COSTS AND EXPENSES:
 Cost of products sold                         205,552          6,933        157,181        166,774
 Product development, selling, administrative
  and miscellaneous expenses                    34,172          1,099         30,158         33,749
 Interest expense (Predecessor Company contractual
  interest not recognized in 1994 -
  $20,250)                                       6,254            284         13,911         35,065
 Restructuring expenses                          2,577              -              -              -
 Reorganization items                              919              -          9,338          4,387
                                              ________       ________       ________       ________

                                               249,474          8,316        210,588        239,975
                                              ________       ________       ________       ________
Loss before income taxes, extraordinary
 gain and cumulative effects of changes
 in accounting principles                      (16,258)          (427)       (21,438)       (39,776)

Income taxes                                     2,514            125          1,395            916
                                              ________       ________       ________        ________
Loss before extraordinary gain and
 cumulative effects of changes in
 accounting principles                         (18,772)          (552)       (22,833)       (40,692)

Extraordinary gain                                   -              -        142,480              -

Cumulative effects of changes in
 accounting principles for:
  Postretirement benefits                     $      -      $       -      $       -      $ (11,744)
  Income taxes                                       -              -              -            446
                                              ________      _________      _________      _________

Net earnings (loss)                            (18,772)          (552)       119,647        (51,990)

Redeemable preferred stock dividends                 -              -            (40)            50
Preferred stock accretion                            -              -           (106)          (689)
Reorganization item - preferred stock                -              -        (40,555)             -
                                              ________      _________      _________      _________
Net earnings (loss) attributable
 to common shareholders                       $(18,772)     $    (552)     $  78,946      $ (52,629)

Net earnings (loss) per share of common
 stock:

  Loss before extraordinary gain and
   cumulative effects of changes
   in accounting principles                     $(1.84)        $( .05)        $(2.46)        $(4.56)
  Extraordinary gain                                 -              -          15.37              -
  Cumulative effects of changes in
   accounting principles for:
    Postretirement benefits                          -              -              -          (1.31)
    Income taxes                                     -              -              -            .05
                                                ______         ______         ______         ______
  Net earnings (loss)                            (1.84)          (.05)         12.91          (5.82)

  Preferred stock dividends, accretion and
   reorganization item                               -              -          (4.39)          (.07)
                                                ______         ______         ______         ______
Net earnings (loss) per share attributable
 to common shareholders                         $(1.84)        $( .05)        $ 8.52         $(5.89)


                              See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
Bucyrus-Erie Company and Subsidiaries
(Dollars in Thousands, Except Per Share Amounts)
                                 December 31,                                        December 31,
                             1995          1994                                   1995          1994
                                                     LIABILITIES AND COMMON
ASSETS                                               SHAREHOLDERS' INVESTMENT
CURRENT ASSETS:                                      CURRENT LIABILITIES:
 Cash and cash equivalents $ 11,150      $ 16,209     Accounts payable and
 Receivables                 35,603        26,220      accrued expenses       $ 38,154      $ 32,703
 Inventories                 73,566        82,393     Liabilities to customers on
 Prepaid expenses and                                  uncompleted contracts and
  other current assets        1,414         1,856      warranties                8,222         6,239
                                                      Income taxes               3,463         2,820
                                                      Short-term obligations     5,573             -
                                                      Current maturities of long-
                                                       term debt                 1,658         7,123
                           ________      ________                             ________      ________

    Total Current Assets    121,733       126,678     Total Current Liabilities 57,070        48,885

OTHER ASSETS:                                        LONG-TERM LIABILITIES:
 Restricted funds on                                  Deferred income taxes        183           122
  deposit                     2,877         3,675     Liabilities to customers
 Intangible assets            9,021         9,497      on uncompleted contracts
 Other assets                 2,517         2,414      and warranties            3,127         3,261
                           ________      ________       Postretirement benefits 11,527        11,828
                                                      Deferred expenses
                             14,415        15,586      and other                 7,187         7,071
                                                                              ________      ________
PROPERTY, PLANT AND EQUIPMENT:
 Land                         1,507         1,522                               22,024        22,282
 Buildings and improvements   5,630         5,262
 Machinery and equipment     32,250        29,113     LONG-TERM DEBT, less
 Less accumulated                                      current maturities       58,021        53,170
  depreciation               (3,740)         (207)
                            _______      ________

                             35,647        35,690
                                                     COMMON SHAREHOLDERS'
                                                      INVESTMENT:
                                                       Common stock - par value
                                                        $.01 per share,
                                                        authorized 20,000,000
                                                        shares, issued and
                                                        outstanding 10,234,574
                                                        shares in 1995 and
                                                        10,170,417 shares
                                                        in 1994               $    102      $    102
                                                       Additional paid-in
                                                        capital                 54,259        53,898
                                                       Accumulated deficit     (19,324)         (552)
                                                       Cumulative translation
                                                        adjustment                (357)          169
                                                                              ________      ________

                                                                                34,680        53,617
                         ________      ________                               ________      ________

                         $171,795      $177,954                               $171,795      $177,954



                              See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' INVESTMENT (DEFICIENCY IN ASSETS)
Bucyrus-Erie Company and Subsidiaries
(Dollars in Thousands)


                                                                    Additional               Cumulative
                                Common Stock                         Paid-In    Accumulated  Translation
                        Class C  Class D  Common Stock    Warrants   Capital      Deficit    Adjustment
Predecessor Company

Balance at
 January 1, 1993         $   64  $     -    $      -       $  637    $     -    $   (86,650)   $(3,052)

 Exercise of warrants
  (2,903,832 shares)         29        -           -         (441)       441              -          -
 Expiration of
  warrants                    -        -           -         (195)       195              -          -
 Conversion of
  Class C common
  stock to Class D
  common stock
  (88,154 shares)            (1)       1           -            -          -              -           -
 Exercise of options
  (6,025 shares)              -        -           -            -          1              -           -
 Net loss                     -        -           -            -          -        (51,990)          -
 Preferred stock
  accretion                   -        -           -            -       (423)          (266)          -
 Preferred stock
  dividends                   -        -           -            -       (214)           (88)          -
 Translation
  adjustments                 -        -           -            -          -              -       (1,157)
                         ______  _______    ________       ______    _______    ___________      _______

Balance at
 December 31, 1993           92        1           -            1          -       (138,994)      (4,209)

 Exercise of warrants
  (6,392 shares)       $     -   $     -     $      -      $   (1)   $     1    $         -       $    -
 Net earnings                -         -            -           -          -        119,647            -
 Preferred stock
  accretion                  -         -            -           -          -           (106)           -
 Preferred stock
  dividends                  -         -            -           -          -           (129)           -
 Reorganization item -
  preferred stock            -         -            -           -          -        (40,555)           -
 Translation adjustments     -         -            -           -          -              -          991
 Cancellation of former
  equity and elimination
  of accumulated deficit
  and cumulative foreign
  currency translation
  adjustments              (92)       (1)           -           -         (1)        60,137        3,218
 Issuance of new
  common stock
  (10,170,417
  shares)                    -         -          102           -     53,898              -            -
                       _______   _______     ________      ______    _______    ___________       ______

Balance at
 December 13, 1994     $     -   $     -     $    102      $    -    $53,898    $         -       $    -

                                                     Additional                    Cumulative
                                        Common        Paid-In       Accumulated    Translation
                                        Stock         Capital         Deficit      Adjustment
        Balance at December 14, 1994   $    102       $ 53,898       $       -      $      -

         Net loss - December 14
          to December 31, 1994                -              -            (552)            -
         Translation adjustments -
          December 14 to
          December 31, 1994                   -              -               -           169
                                       ________       ________       _________       _______

        Balance at December 31, 1994        102         53,898            (552)          169

        Issuance of common stock
         (64,157 shares)                      -            361               -             -
        Net loss                                                       (18,772)            -
        Translation adjustments               -              -               -          (526)
                                       ________       ________       _________      ________

        Balance at December 31, 1995   $    102       $ 54,259       $ (19,324)     $   (357)




                              See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Bucyrus-Erie Company and Subsidiaries
(Dollars in Thousands)
                                                                               Predecessor Company
                                             Year Ended    December 14 -  January 1 -        Year Ended
                                            December 31,   December 31,   December 13,   December 31,
                                                1995           1994           1994           1993
Cash Flows From Operating Activities
Net earnings (loss)                           $(18,772)      $   (552)      $119,647       $(51,990)
Adjustments to reconcile net earnings (loss)
 to net cash provided by (used in)
 operating activities:
  Inventory obsolescence provision (see Note E)  4,416              -              -              -
  Depreciation                                   3,671            145          7,356          7,615
  Amortization                                   1,194             23          3,679          4,445
  Deferred rent (interest) on sale and leaseback
   financing arrangement                             -              -          7,287          5,749
  In kind interest on the Secured Notes
   due December 14, 1999                         5,691            258              -              -
  Amortization of debt discount                      -              -             71            474
  (Gain) loss on sale of property, plant
   and equipment                                  (166)             5             37            (42)
  Non-cash reorganization items                      -              -          1,680              -
  Extraordinary gain                                 -              -       (142,480)             -
  Cumulative effects of changes in
   accounting principles                             -              -              -         11,298
  Changes in assets and liabilities:
   (Increase) decrease in receivables           (9,651)         4,318         (4,616)           944
   Decrease (increase) in inventories            3,769            (61)        (7,539)         2,194
   Decrease (increase) in other current assets     564            (73)           125            772
   (Increase) decrease in other assets            (254)            15            505           (622)
   Increase (decrease) in current liabilities
    other than income taxes, short-term
    obligations and current
    maturities of long-term debt                 8,325         (5,163)        17,548         22,301
   Increase (decrease) in income taxes             740            302            543         (1,566)
   Decrease in long-term liabilities
    other than income taxes                     (1,611)          (154)        (2,112)        (7,391)
                                              ________       ________       ________       ________
Net cash (used in) provided by
 operating activities                           (2,084)          (937)         1,731         (5,819)
                                              ________       ________       ________       ________

Cash Flows From Investing Activities
Decrease in restricted funds
 on deposit                                   $    798       $      -       $  2,863       $  3,274
Purchases of property, plant and equipment      (3,006)          (190)        (2,616)        (2,990)
Proceeds from sale of property, plant
 and equipment                                     263              -            125            284
                                              ________       ________       ________       ________

Net cash (used in) provided by
 investing activities                           (1,945)          (190)           372            568
                                              ________       ________       ________       ________
Cash Flows From Financing Activities
Proceeds from issuance of project
 financing obligations                           6,012          1,620          7,891          8,516
Reduction of project financing
 obligations                                    (7,117)             -         (6,933)        (4,856)
Net increase (decrease) in other bank
 borrowings                                        361              -           (376)           376
Payments of current maturities of long-term debt   (57)             -           (834)        (1,138)
Proceeds from exercise of warrants                   -              -              -             29
Proceeds from exercise of stock options              -              -              -              1
                                              ________       ________       ________       ________
Net cash (used in) provided by
 financing activities                             (801)         1,620           (252)         2,928
                                              ________       ________       ________       ________

Effect of exchange rate changes on cash           (229)            (5)           174              -
                                              ________       ________       ________       ________
Net (decrease) increase in cash
 and cash equivalents                           (5,059)           488          2,025         (2,323)

Cash and cash equivalents at beginning
 of period                                      16,209         15,721         13,696         16,019
                                              ________       ________       ________       ________

Cash and cash equivalents at end of period    $ 11,150       $ 16,209       $ 15,721       $ 13,696


Supplemental Disclosures of Cash Flow Information

Cash paid (received) during the period for:
 Interest on long-term debt and
  bank borrowings                              $   289       $    20        $    345       $  4,209
 Income taxes (1)                                1,270            12            (259)           380

 (1) These amounts are net of federal and state income tax refunds of $416 in 1995, $908 (including $907 for the
     Predecessor Company) in 1994 and $1,071 in 1993.

Supplemental Schedule of Non-Cash Investing and Financing Activities

(A) On June 27, 1995, the Company issued 64,157 shares of common stock as payment in full of $361 of liabilities for certain legal and professional fees incurred in connection with the Company's reorganization under chapter 11 of the
    Bankruptcy Code.

(B) Prior to the Petition Date (see Note B), the Predecessor Company increased the carrying amount of the Series A redeemable preferred stock by amounts representing the estimated fair value of the pre-petition dividends not declared or paid, but were payable under mandatory redemption features.  The Predecessor Company also recorded preferred stock discount accretion on these securities prior to the Petition Date.  As of the Petition Date, the
    Predecessor Company increased the carrying amount of the Series A redeemable preferred stock to the amount of the allowed claim in the Amended Plan.  The amounts as reflected in the consolidated financial statements were as follows:

                                                                               Predecessor Company
                                                                          January 1 -    Year Ended
                                                                          December 13,   December 31,
                                                                              1994           1993
    Redeemable preferred stock dividends at net book value                  $    129       $    302
    Redeemable preferred stock accretion                                         106            689
    Write-up of redeemable preferred stock issued at a discount to
     amount of allowed claim in the Amended Plan                              40,555              -
                                                                            ________       ________

                                                                            $ 40,790       $    991


(C)  Pursuant to the Amended Plan, the Company issued shares of Common Stock in exchange for the unsecured debt securities of Holdings and the Company and the equity securities of Holdings.

                              See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Bucyrus-Erie Company and Subsidiaries


NOTE A - SUMMARY OF ACCOUNTING POLICIES

       Nature of Operations

       Bucyrus-Erie Company (the "Company"), a Delaware corporation, is a leading manufacturer of surface mining equipment, principally walking draglines, electric mining shovels and blast hole drills, and related replacement parts. Major markets for the surface mining industry are coal mining, copper and iron ore mining and phosphate production.

       Basis of Presentation

       As discussed in Note B, the Company accounted for the reorganization under chapter 11 of the Bankruptcy Code effective December 14, 1994 (the "Effective Date") using the principles of fresh start reporting as required by AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). Accordingly, the consolidated financial statements of the Company are not comparable to the consolidated financial statements of periods prior to the Effective Date. The Predecessor Company consolidated financial statements are those of B-E Holdings, Inc. ("Holdings"), the former parent of the Company, which include the accounts and operating results of the Company.

       The acquisition of the Company by Holdings on February 4, 1988 was accounted for as a purchase and, accordingly, the assets and liabilities were recorded at their estimated fair values as of the acquisition date. The excess of the related purchase cost over the fair value of identifiable net assets was allocated to goodwill. The Predecessor Company consolidated financial statements included the related depreciation and amortization charges associated with the fair value adjustments since the date of the acquisition.

       The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

       Principles of Consolidation

       The consolidated financial statements include the accounts of all subsidiaries. All significant intercompany transactions, profits and accounts have been eliminated.

       Cash Equivalents

       All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents. The carrying amount approximates fair value.

       Restricted Funds on Deposit

       Restricted funds on deposit represent cash and temporary investments used to support the issuance of standby letters of credit and other obligations. The carrying amount approximates fair value.

       Inventories

       Inventories are stated at lower of cost (first-in, first-out method) or market (replacement cost or estimated net realizable value). Advances from customers are netted against inventories to the extent of related accumulated costs. Advances in excess of related costs and earnings on uncompleted contracts are classified as a liability to customers.

       Intangibles

       As of the Effective Date, intangible assets were recorded at estimated fair value to the extent of available reorganization value and accumulated amortization was eliminated in accordance with the principles of fresh start reporting. Intangible assets consist of engineering drawings and bill-of-material listings which are being amortized on a straight-line basis over 20 years (30 years for the Predecessor Company). At December 31, 1995 and 1994, accumulated amortization for intangible assets was $499,000 and $23,000, respectively.

       Property, Plant and Equipment

       As of the Effective Date, property, plant and equipment was recorded at estimated fair value to the extent of available reorganization value and accumulated depreciation was eliminated in accordance with the principles of fresh start reporting. Additions made subsequent to the Effective Date are recorded at cost. Depreciation is provided over the estimated useful lives of respective assets using the straight-line method for financial reporting and accelerated methods for income tax purposes. Estimated useful lives used for financial statement purposes range from ten to forty years for buildings and improvements and three to twelve years for machinery and equipment.

       Foreign Currency Translation

       The assets and liabilities of foreign subsidiaries are generally translated into U.S. dollars using year-end exchange rates. Revenues and expenses are translated at average rates during the year. Adjustments resulting from this translation, except for one foreign subsidiary operating in a highly inflationary economy, are deferred and reflected as a separate component of Common Shareholders' Investment. For the one subsidiary operating in a highly inflationary economy, adjustments resulting from the translation of financial statements are reflected in the Consolidated Statements of Operations.

       Revenue Recognition

       Revenue from long-term sales contracts is recognized using the percentage-of-completion method. At the time a loss on a contract becomes known, the amount of the estimated loss is recognized in the consolidated financial statements. Included in the current portion of liabilities to customers on uncompleted contracts and warranties are advances in excess of related costs and earnings on uncompleted contracts of $790,000 at December 31, 1995 and $1,326,000 at December 31, 1994.

       Accounting Principles to be Adopted

       In 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). The Company will adopt SFAS 121 in 1996. Management believes that SFAS 121 will not have a material effect on the Company's financial position or results of operations.

       In 1995, the FASB also issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company will adopt SFAS 123 in 1996 which will require additional disclosures in the notes to the consolidated financial statements. The adoption of SFAS 123 will not have an effect on the Company's financial position or results of operations.

       Reclassifications

       Certain warranty expenses previously included in product development and selling expense are now included in cost of products sold, and certain engineering expenses previously included in cost of products sold are now included in product development expense. Other reclassifications have also been made to the 1994 and 1993 consolidated financial statements to present them on a basis consistent with the current year.

NOTE B - FINANCIAL REPORTING RELATING TO REORGANIZATION PROCEEDINGS

       On February 18, 1994 (the "Petition Date"), Holdings and the Company, which at such time was a wholly-owned subsidiary of Holdings, commenced voluntary petitions under chapter 11 of the Bankruptcy Code and filed a prepackaged joint plan of reorganization in the United States Bankruptcy Court, Eastern District of Wisconsin (the "Bankruptcy Court"). No other subsidiaries of Holdings or the Company were included in the filing. On December 1, 1994, the Bankruptcy Court entered an order confirming the Second Amended Joint Plan of Reorganization of Holdings and the Company as modified on December 1, 1994 (the "Amended Plan"). The Amended Plan became effective on the Effective Date.

       On the Effective Date, Holdings merged with and into the Company pursuant to the Amended Plan and the Agreement and Plan of Merger dated as of December 14, 1994 between Holdings and the Company (the "Merger Agreement"). Pursuant to the Amended Plan and the Merger Agreement, the Company issued 10,170,417 shares of its common stock, par value $.01 per share (the "Common Stock"), which included 10,000,004 shares of Common Stock issued to holders of Holdings' and the Company's unsecured debt securities and Holdings' equity securities (including preferred stock) in exchange for such securities. The Company also issued 170,413 shares of Common Stock and paid $350,000 in cash to Bell Helicopter Textron, Inc. ("Bell Helicopter") in settlement of Bell Helicopter's claims against the Company and an inactive subsidiary of the Company asserted in a civil action.

       Also on the Effective Date pursuant to the Amended Plan, the Company issued an aggregate principal amount of $52,072,000 of Secured Notes due December 14, 1999 (the "Secured Notes") in exchange for the outstanding Series A 10.65% Senior Secured Notes due July 1, 1995 of the Company, the outstanding Series B 16.5% Senior Secured Notes due January 1, 1996 of the Company, the obligations of the Company under its sale and leaseback financing arrangement and accrued interest, the sum of said items being $54,571,000.

       As a result of these transactions pursuant to the Amended Plan, an extraordinary gain on debt discharge of $142,480,000 was recognized, which consists of the following:

                                               (Dollars in Thousands)
       Carrying value of unsecured debt securities
        of Holdings and the Company               $158,350
       Accrued interest on unsecured debt
        securities of Holdings and the Company      31,663
       Concession on Series A and B Senior Secured
        Notes and obligation under sale and leaseback
        financing arrangement                        2,499
       Settlement of Bell Helicopter claim           3,000
       Write-off of previously recorded capitalized
        financing costs                               (309)
                                                  ________

                                                   195,203
       Estimated fair value of Common Stock
        issued for unsecured debt securities
        and Bell Helicopter claim                   52,723
                                                  ________

       Total Extraordinary Gain                   $142,480


       For financial statement purposes, there was no income tax expense recognized.

       Reorganization items included in the Consolidated Statements of Operations consist of the following:

                                           Predecessor Company
              Year Ended  December 14 to  January 1 to   Year Ended
             December 31, December 31,    December 13,  December 31,
                 1995          1994           1994          1993
                               (Dollars in Thousands)
Legal and
 professional
 fees          $    919     $      -      $  8,023      $  4,387
Net adjustment
 of debt to
 amount of
 allowed claim
 in the Amended
 Plan                 -            -           567             -
Interest income       -            -          (365)            -
Write-off of
 previously
 recorded
 capitalized
 financing
 costs                -            -         1,113             -
               ________     ________      ________      ________

Total          $    919     $      -      $  9,338      $  4,387


Write-up of
 redeemable
 preferred stock
 issued at a
 discount to
 amount of
 allowed claim
 in the Amended
 Plan          $      -     $      -      $ 40,555      $      -


       The Company accounted for the reorganization by using the principles of fresh start reporting as required by SOP 90-7. Under the principles of fresh start reporting, total assets were recorded at their assumed reorganization value, with the reorganization value allocated to identifiable tangible and intangible assets on the basis of their estimated fair value, and liabilities were adjusted to the present values of amounts to be paid where appropriate. The consolidated financial statements for periods subsequent to the Effective Date include the related amortization charges associated with the fair value adjustments.

       Interest income earned from the Petition Date through December 13, 1994 on accumulated cash balances of Holdings and the Company, and expenses resulting from the reorganization of Holdings and the Company, were recorded as earned and incurred, respectively, and reported separately as reorganization items in the Consolidated Statements of Operations. Interest expense subsequent to the Petition Date on the unsecured debt securities of Holdings and the Company, excluding debt of the foreign subsidiaries, was not accrued. In addition, liabilities and the redeemable preferred stock subject to compromise under the bankruptcy proceedings were reported at the amount of the allowed claims in the Amended Plan.

NOTE C - RESTRUCTURING EXPENSES

       Restructuring expenses of $2,577,000 for the year ended December 31, 1995 consist of employee severance expenses recorded to reflect the cost of reduced employment and the severance costs related to the resignation of three officers of the Company.

NOTE D - RECEIVABLES

       Receivables at December 31, 1995 and 1994 include $6,994,000 and $3,490,000, respectively, of earnings from long-term contracts which were not billable at that date. Billings on long-term contracts are made in accordance with the payment terms as defined in the individual contracts.

       Current receivables are reduced by an allowance for losses of $667,000 at December 31, 1995 and $691,000 at December 31, 1994.

NOTE E - INVENTORIES

       Inventories consist of the following:

                                     1995           1994
                                      (Dollars in Thousands)

       Raw materials and parts     $ 12,138       $ 13,529
       Costs relating to
        uncompleted contracts         5,861          6,525
       Customers' advances offset
        against costs incurred on
        uncompleted contracts        (2,440)        (2,619)
       Work in process               13,511         13,069
       Finished products (primarily
        replacement parts)           44,496         51,889
                                   ________       ________

                                   $ 73,566       $ 82,393


       Inventory was recorded at estimated fair value as of the Effective Date in accordance with the principles of fresh start reporting. At December 31, 1994, the remaining estimated fair value adjustment included in inventory was $10,065,000. All of this adjustment was charged to cost of products in 1995 as the inventory was sold.

       During 1995, the Company completed an evaluation of its inventory and recorded a charge of $4,416,000 to cost of products sold for the scrapping and disposal of excess inventory which related to certain older and discontinued machine models.

NOTE F - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

       Accounts payable and accrued expenses consist of the following:

                                     1995           1994
                                      (Dollars in Thousands)

       Trade accounts payable      $ 16,703       $ 12,719
       Wages and salaries             4,005          3,206
       Reorganization items           1,602          3,379
       Excess refund from
        Internal Revenue Service      2,700          2,700
       Other                         13,144         10,699
                                   ________       ________

                                   $ 38,154       $ 32,703


NOTE G - LONG-TERM DEBT AND FINANCING ARRANGEMENTS

       Long-term debt consists of the following:

                                     1995           1994
                                      (Dollars in Thousands)
       Secured Notes due
        December 14, 1999
        (including accrued
        payment in kind
        interest of $21
        and $258, respectively)    $ 58,021       $ 52,330
       Bridge Loan Accounts of
        Bucyrus Europe at
        floating interest rate
        (8.625% at December 31,
        1995 and 8.375% at
        December 31, 1994),
        due November, 1996            1,600            783
       Facility Loan Account of
        Bucyrus Europe Holdings
        Limited at floating
        interest rate (8.8125%
        at December 31, 1994)             -            829
       Project financing
        obligations, interest
        rate of 6.75%                     -          6,237
       Other                             58            114
                                   ________       ________

                                     59,679         60,293
       Less current maturities of
        long-term debt               (1,658)        (7,123)
                                   ________       ________

       Long-term debt              $ 58,021       $ 53,170


       Interest on the Secured Notes accrued at a rate of 10.5% per annum until December 14, 1995. Thereafter, interest accrues at a rate of 10.5% per annum, if paid in cash, or 13.0% per annum, if paid in kind. The Credit Agreement (as defined below) requires accrued interest on the Secured Notes to be paid in kind prior to January 1, 1996, and thereafter restricts the cash payment of principal and interest on the Secured Notes unless certain ratios and conditions are met. Otherwise, interest on the Secured Notes is payable in kind at the discretion of the Company during the term of the Secured Notes. The Secured Notes are secured by a security interest on substantially all of the Company's property (other than real estate), the shares of the Company's U.S. subsidiaries and 65% of the shares of certain non-U.S. subsidiaries (collectively, the "Pledged Shares"). The Secured Notes are subordinated to the security interest in favor of Bank One, Milwaukee, National Association ("Bank One") up to $16,000,000 in indebtedness and other amounts owing under the Credit Agreement (as defined below).

       Pursuant to the Amended Plan, the Company entered into a Credit Agreement dated as of December 14, 1994 (the "Credit Agreement"), with Bank One. The Credit Agreement, as amended, contains a credit facility for working capital and general corporate purposes (the "Loan Facility"), a letter of credit facility (the "L/C Facility") and a project financing loan facility (the "Project Financing Facility"). Under the Loan Facility, the Company may borrow up to $2,500,000, provided that it meets certain earnings before interest, taxes, depreciation and amortization tests, as defined. Borrowings under the Loan Facility mature on December 31, 1996 and interest is payable at the Company's option either at a rate equal to Bank One's reference rate plus 0.75% per annum or an adjusted LIBOR rate plus 2.75% per annum. Under the L/C Facility, Bank One has agreed to issue letters of credit through April 30, 1997 in an aggregate amount not in excess of $15,000,000 minus the then outstanding aggregate borrowings by the Company under the Loan Facility, provided that no letter of credit may expire after April 30, 1998. The Company, subject to Board of Director approval, and Bank One have agreed to extend the Loan Facility to April 30, 1998 and the L/C Facility to April 30, 1998, provided that no letter of credit may expire after April 30, 1999. Under the Project Financing Facility, Bank One may make project financing loans to the Company from time to time. Borrowings under the Project Financing Facility bear interest at the Company's option either at a rate equal to Bank One's reference rate or an adjusted LIBOR rate plus a variable margin. Borrowings under the Credit Agreement are secured by a security interest on substantially all of the Company's property (other than real estate), including the Pledged Shares. At December 31, 1995, the Company had borrowings outstanding under the Loan Facility of $269,000. At December 31, 1995 and 1994, $3,419,000 and $6,373,000, respectively, of the L/C Facility was being used. There were no borrowings under the Project Financing Facility at December 31, 1995.

       The Credit Agreement prohibits the Company from making any dividends or other distributions upon the Common Stock, other than dividends payable solely in Common Stock or other equity securities of the Company. The Indenture relating to the Secured Notes prohibits the Company from declaring or paying any dividend or making any distribution in respect of the Common Stock (other than dividends or distributions payable solely in shares of Common Stock or in options, warrants or other rights to acquire Common Stock), if at the time thereof an Event of Default (as defined in such Indenture) or an event that with the lapse of time or the giving of notice, or both, would constitute an Event of Default (as defined in such Indenture) shall have occurred and be continuing.

       The agreements relating to the Secured Notes and the Credit Agreement permit additional project financing to manufacture mining machinery or other products pursuant to binding purchase contracts. Project financing borrowings are secured by the inventory being financed and any accounts receivable relating to such inventory. Project financing borrowings mature not later than the date of the final payment by the customer under the applicable purchase contract. At December 31, 1995 and 1994, the Company had $5,132,000 and $6,237,000, respectively, of outstanding project financing borrowings not related to the Project Financing Facility. The outstanding project financing borrowings at December 31, 1995 bear interest at 7.75% and are included in Short-Term Obligations in the Consolidated Balance Sheet.

       Maturities of long-term debt are the following for each of the next five years:

                    1996           $ 1,658,000
                    1997                     -
                    1998                     -
                    1999            58,021,000
                    2000                     -

       As required under various agreements, Equipment Assurance Limited, an off-shore insurance subsidiary of the Company, has pledged $2,856,000 of its cash to secure its reimbursement obligations for outstanding letters of credit at December 31, 1995. Bucyrus Chile Ltda. has pledged $21,000 of its cash for a bank guarantee at December 31, 1995. These collateral amounts are classified as Restricted Funds on Deposit in the Consolidated Balance Sheet.

       The estimated fair value of long-term debt at December 31, 1995 and 1994 approximates recorded amounts. The fair value amounts have been determined through information obtained from market sources and management estimates.

NOTE H - COMMON STOCK AND PREFERRED STOCK

       Pursuant to the Amended Plan, all holders of Common Stock are deemed as of the Effective Date to have irrevocably agreed without any further action:

       (i) to cause the shares of Common Stock received pursuant to the Amended Plan and all other shares of Common Stock beneficially owned by any such holder following the Effective Date to be voted for the election of each of the Original Directors as directors of the Company at the 1996 Annual Meeting for a one-year term ending on the date of the 1997 Annual Meeting and until their successors have been duly elected and qualified; and

       (ii) that any sale, transfer or other disposition, whether voluntary or involuntary, by operation of law or otherwise of any shares of Common Stock at any time prior to the 1996 Annual Meeting (a "Transfer"; and any person to whom any shares of Common Stock are Transferred is referred to as a "Transferee") shall be made subject to the irrevocable agreement to vote such shares of Common Stock for the election of each of the Original Directors at the 1996 Annual Meeting.

       The irrevocable voting agreement described in (i) above is binding upon all Transferees.

       In 1995, the Company's Board of Directors adopted, subject to approval by the shareholders of the Company, the Bucyrus-Erie Company Non-Employee Directors' Stock Option Plan (the "1995 Stock Option Plan"). The 1995 Stock Option Plan provides for the issuance of non-qualified stock options to non-employee members of the Board of Directors for up to 60,000 shares of Common Stock at an exercise price based on the defined "last sale price" of the shares as of the date of grant. Options granted vest and are exercisable immediately on the date of grant and terminate on the earlier of ten years after the date of grant, six months after the option holder ceases to be a director by reason of death or three months after the option holder ceases to be a director for any reason other than death. In 1995, options were granted to purchase 8,000 shares at an exercise price of $6 per share. No options were exercised in 1995 and all of the options issued were exercisable at December 31, 1995. Subsequent to December 31, 1995, additional options were granted to purchase 12,000 shares at an exercise price of $9.00-$9.25 per share.

       Holdings' stockholders previously adopted the B-E Holdings, Inc. 1988 Stock Option Plan, an employee stock option plan for the issuance of either qualified incentive stock options or nonqualified stock options, or any combination thereof, for up to 2,500,000 shares of Holdings' Class C Common Stock at an exercise price based on the defined "fair market value" of the shares. Pursuant to the Amended Plan, all outstanding stock options granted by Holdings under the B-E Holdings, Inc. 1988 Stock Option Plan that were not exercised on or prior to the Effective Date were cancelled.

       The following summary shows activity and outstanding balances from time to time of options exercisable for shares of stock of Holdings:

                                          Options
                               Reserved    Outstanding  Available
Balances, January 1, 1993
 ($0.125 - $2.125)             2,500,000    2,496,800       3,200

Exercised ($0.125)                (6,025)      (6,025)

Lapsed ($0.125 - $2.125)                      (55,800)     55,800
                              __________   __________  __________
Balances, December 31, 1993
 ($0.125 - $2.125)             2,493,975    2,434,975      59,000

Cancellation pursuant to
 Amended Plan                 (2,493,975)  (2,434,975)    (59,000)
                              __________   __________  __________

Balances, December 13, 1994            -            -           -


       Dividends on Holdings' Series A 12-1/2% Cumulative Exchangeable Preferred Stock ("Series A Preferred Stock") were payable in additional shares of preferred stock, provided, however, that Holdings could elect to pay dividends in such additional shares for not more than an aggregate of 12 semi-annual payments. Such payments were made beginning on September 15, 1988 and semi-annually thereafter through September 15, 1992. Subsequent to that date, Holdings did not declare or pay any dividends which resulted in an event of default under the Restated Certificate of Incorporation of Holdings. Holdings did, however, increase the carrying amount of the Series A Preferred Stock by amounts representing the estimated fair value of the dividends that were not declared or paid through the Petition Date, but which were payable under mandatory redemption features.

       All Series A Preferred Stock was recorded at fair value. The difference between the initial fair value of this stock and the aggregate redemption value was accreted by a charge to retained earnings (accumulated deficit) and a corresponding credit to the carrying value of the Series A Preferred Stock during the period the stock was outstanding.

       As of the Petition Date, the carrying amount of the Series A Preferred Stock was increased to the amount of the allowed claim in the Amended Plan resulting in a $40,555,000 reduction of net earnings attributable to common shareholders.

NOTE I - INCOME TAXES

       Holdings adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), effective January 1, 1993. The cumulative effect of adopting SFAS 109 on Holdings' financial statements was a tax benefit of $446,000 ($.05 per share) which has been included in the Consolidated Statement of Operations for the year ended December 31, 1993.

       SFAS 109 requires deferred income taxes be provided to reflect temporary differences between the financial and tax basis of assets and liabilities using presently enacted tax rates and laws. In addition, a valuation allowance is to be recognized if it is more likely than not that some or all of the deferred tax assets will not be realized.

       Loss before income taxes, extraordinary gain and cumulative effects of changes in accounting principles consists of the following:

                                              Predecessor Company
                 Year Ended  December 14-   January 1-    Year Ended
                December 31, December 31,   December 13, December 31,
                    1995         1994           1994         1993
                               (Dollars in Thousands)

United States    $ (22,749)  $   (199)      $ (23,972)   $ (41,624)
Foreign              6,491       (228)          2,534        1,848
                 _________   _________      _________    _________

Total            $ (16,258)  $   (427)      $ (21,438)   $ (39,776)



       The provision for income taxes consists of the following:

                                              Predecessor Company
                 Year Ended  December 14-   January 1-    Year Ended
                December 31, December 31,   December 13, December 31,
                    1995         1994           1994         1993
                               (Dollars in Thousands)
Foreign income taxes:
 Current         $   4,080   $      90      $     956    $     777
 Deferred           (1,717)          -            259           (8)
                 _________   _________      _________    _________

 Total               2,363          90          1,215        769

Other (state and
 local taxes):
  Current              163          35            180          147
  Deferred             (12)          -              -            -
                 _________   _________      _________    _________

  Total                151          35            180          147
                 _________   _________      _________    _________
Total income tax
 expense         $   2,514   $     125      $   1,395    $     916


       Total income tax expense differs from amounts expected by applying the Federal statutory income tax rate to loss before income taxes, extraordinary gain and cumulative effects of changes in accounting principles as set forth in the following table:

                                                                            Predecessor Company
                             Year Ended        December 14 -      January 1 -        Year Ended
                            December 31,       December 31,       December 13,       December 31,
                                1995               1994               1994               1993
                            Tax                Tax                Tax                Tax
                          Expense            Expense            Expense            Expense
                         (Benefit)  Percent (Benefit)  Percent (Benefit)  Percent (Benefit)  Percent
                                                      (Dollars in Thousands)
Tax benefit at
 Federal statutory
 rate                    $ (5,690)  (35.0)% $  (150)  (35.0)% $ (7,503)  (35.0)% $(13,922)  (35.0)%
Loss for which no
 U.S. tax benefit
 was recorded               7,189    44.2        92    21.5      5,310    24.8     12,600    31.7
Impact of foreign
 subsidiary income,
 tax rates and tax
 credits                      419     2.6       179    41.9        187      .9        142      .4
Nondeductible
 reorganization
 expenses                     322     2.0         -       -      3,268    15.2      1,535     3.8
Bell Helicopter
 settlement                     -       -         -       -       (439)   (2.0)         -       -
Other items                   274     1.7         4      .9        572     2.6        561     1.4
                         ________   ______ ________   ______  ________   ______  ________     ____
Total income
 tax expense             $  2,514    15.5% $    125    29.3%  $  1,395     6.5%  $    916     2.3%

       Significant components of deferred tax assets and deferred tax liabilities are as follows:

                                           December 31,
                                      1995           1994
                                       (Dollars in Thousands)
       Deferred tax assets:
        Postretirement benefits    $    4,905     $    4,881
        Inventory valuation
         provisions                     4,687          1,811
        Accrued and other
         liabilities                    9,003          7,300
        Research and development
         expenditures                   6,239              -
        Tax loss carryforward          27,788         20,849
        Tax credit carryforward           479            479
        Other items                       450            616
                                   __________     __________

        Total deferred tax assets      53,551         35,936

       Deferred tax liabilities -
        Excess of book basis over
         tax basis of property,
         plant and equipment and
         intangible assets             (9,966)       (10,003)
       Valuation allowance            (41,249)       (25,326)
                                   __________     __________
       Net deferred tax asset
        recognized in the
        Consolidated
        Balance Sheets             $    2,336     $      607


       Due to the recent history of net operating losses, a valuation allowance has been used to reduce the net deferred tax assets (after giving effect to deferred tax liabilities) for domestic operations to an amount that is more likely than not to be realized. For the year ended December 31, 1995, the valuation allowance was increased by $15,923,000 to offset an increase in net deferred tax assets for which no tax benefit was recognized.

       At December 31, 1995, the Company has available approximately $69,469,000 of federal net operating loss carryforward ("NOL"), expiring in years 2003 through 2010, to offset against future taxable income. Because the consummation of the Amended Plan on the Effective Date resulted in an "ownership change" within the meaning of Section 382 of the Internal Revenue Code, the NOL available to the Company was limited to $53,460,000, the annual use of which is limited to $3,564,000 plus any unused limitation amount from prior years. The total NOL available for 1996 is $23,137,000, which includes all unused NOL limitation amounts as of December 31, 1995, plus the 1996 NOL limitation amount.

       Additionally, the Company has available for federal income tax purposes approximately $479,000 of alternative minimum tax credit carryforward which carries forward indefinitely. However, because the credit arose prior to the Effective Date, it will be subject to the annual limitations discussed above and will not be usable until the year 2010.

       The Company also has a significant amount of state NOL's (which expire in the years 1997 through 2010) available to offset future state taxable income in states where it has significant operations. Since the majority of states in which the Company files its state returns follow rules similar to federal rules, it is expected that the usage of state NOL's will be limited to approximately $61,400,000.

       Cumulative undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested, and on which U.S. income taxes have not been provided by the Company, amounted to approximately $16,000,000 at December 31, 1995. It is not practicable to estimate the amount of additional tax which would be payable upon repatriation of such earnings; however, due to foreign tax credit limitations, higher effective U.S. income tax rates and foreign withholding taxes, additional taxes could be incurred.

NOTE J - PENSION AND RETIREMENT PLANS

       The Company has several pension and retirement plans covering substantially all employees. The plan covering domestic salaried and certain non-union hourly employees provides pension benefits that are based on final average pay formulas. The funding policy for that plan is to contribute amounts at least equal to the minimum annual amount required by applicable regulations. Plans covering hourly and certain union members generally provide benefits of stated amounts for each year of service. Contributions to these plans are funded based on normal cost plus amortization of unfunded past service cost over 30 to 40 years. In addition, the Company has certain unfunded supplemental retirement plans for which benefits are payable out of the general funds of the Company.

       The following tables set forth the domestic plans' funded status and amounts recognized in the consolidated financial statements at December 31, 1995 and 1994:

                                    Status of All Plans
                          1995                     1994
                   Assets     Accumulated   Assets     Accumulated
                   Exceed      Benefits     Exceed      Benefits
                 Accumulated    Exceed    Accumulated    Exceed
                  Benefits      Assets     Benefits      Assets
                                (Dollars in Thousands)
Actuarial present
 value of benefit
 obligations:
  Accumulated
   benefit
   obligation:
    Vested       $ (47,057)   $    (186)  $ (45,622)   $    (455)
    Non-vested      (5,052)           -      (3,163)           -
                 _________    _________   _________    _________
  Total accumulated
   benefit
   obligation    $ (52,109)   $    (186)  $ (48,785)   $    (455)


  Projected benefit
   obligation
   for services
   rendered to
   date          $ (58,458)  $    (769)   $ (53,802)   $    (973)
Plan assets at
 fair value,
 primarily listed
 stocks and
 corporate and U.S.
 government bonds   59,589           -       52,581            -
                 _________    _________   _________    _________
Projected benefit
 obligation less than
 (in excess of)
 plan assets         1,131         (769)     (1,221)        (973)
Unrecognized net
 (gain) loss        (2,635)          84           -            -
                 _________    _________   _________    _________
Pension liability
 recognized in
 the Consolidated
 Balance Sheets  $  (1,504)   $    (685)  $  (1,221)   $    (973)


       The weighted average discount rate, rate of increase in future compensation levels, and expected long-term rate of return on assets used to develop the projected benefit obligation at December 31, 1995 were 7.75%, 5% and 9%, respectively. The corresponding rates used at December 31, 1994 were 8.5%, 5% and 9%, respectively. The decrease in the discount rate resulted in a $4,027,000 increase in the projected benefit obligation.

       The foreign subsidiaries do not have a material pension liability at December 31, 1995 and 1994.

       Net domestic periodic pension cost includes the following components:

                                                 Predecessor Company
                    Year Ended   December 14-  January 1-    Year Ended
                   December 31,  December 31,  December 13, December 31,
                       1995          1994          1994         1993
                                  (Dollars in Thousands)

Service cost         $  1,308    $       79    $  1,591     $  1,313
Interest cost           4,259           186       3,714        4,203
Actual return on
 plan assets          (10,483)          (27)       (533)      (4,723)
Net amortization
 and deferral           6,219          (194)     (4,231)        (250)
                     ________      ________   _________    _________
Net periodic
 pension cost        $  1,303      $     44    $    541     $    543


       The Company has 401(k) Savings Plans available to substantially all U.S. employees. Matching employer contributions are made in accordance with plan provisions subject to certain limitations. Matching employer contributions made were $611,000 in 1995, $655,000 (including $622,000 for the Predecessor Company) in 1994 and $679,000 in 1993.

NOTE K - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

       The Company provides certain health care benefits to age 65 and life insurance benefits for certain eligible retired United States employees. Substantially all current employees may become eligible for those benefits if they reach early retirement age while working for the Company. The majority of the costs of such benefits are funded as they are incurred.

       Effective January 1, 1993, Holdings adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"). SFAS 106 requires the accrual of the estimated cost of postretirement benefits (such as health care benefits) during the years an employee provides services. The cumulative effect as of January 1, 1993 of adopting SFAS 106 was to increase accrued postretirement health care costs by $11,744,000, which represented the unrecorded accumulated postretirement benefit obligation existing at January 1, 1993, and to increase the net loss by $11,744,000 ($1.31 per share). For financial statement purposes, there was no income tax benefit recognized.

       The following table sets forth the plan's status and amounts recognized in the consolidated financial statements at December 31, 1995 and 1994:

                                       1995           1994
                                        (Dollars in Thousands)
       Accumulated postretirement
        benefit obligation:
         Retirees                  $    (7,511)   $    (7,336)
         Fully eligible active
          plan participants               (792)          (778)
         Other active plan
          participants                  (5,506)        (5,123)
                                   ___________    ___________

                                       (13,809)       (13,237)

       Unrecognized net loss               873              -
                                   ___________    ___________
       Accrued postretirement
        benefit cost recognized
        in the Consolidated
        Balance Sheets             $   (12,936)   $   (13,237)


       Net periodic postretirement benefit cost includes the following components:

                                                  Predecessor Company
                      Year Ended  December 14-  January 1-    Year Ended
                     December 31, December 31,  December 13, December 31,
                        1995          1994          1994         1993
                                  (Dollars in Thousands)

Service cost         $    266     $     15      $    303     $    335
Interest cost           1,064           51         1,003        1,294
                     ________     ________      ________     ________
Net periodic post-
 retirement benefit
 cost                $  1,330     $     66      $  1,306     $  1,629


       The weighted average discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1995 and 1994 was 7.75% and 8.5%, respectively. The decrease in the discount rate resulted in a $720,000 increase in the accumulated postretirement benefit obligation. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 12% at December 31, 1994, declining 1% each year thereafter (11% at December 31, 1995), to 5% in the year 2002 and beyond. A 1% increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation at December 31, 1995 by $875,000 and would increase the net periodic postretirement benefit cost for 1995 by $96,000.

NOTE L - RESEARCH AND DEVELOPMENT

       Expenditures for design and development of new products and improvements of existing mining machinery products, including overhead, aggregated $5,739,000 in 1995, $4,181,000 (including $3,945,000 for the Predecessor Company) in 1994 and $6,160,000 in 1993. All engineering and product development costs are charged to product development expense as incurred.

NOTE M - CALCULATION OF NET EARNINGS (LOSS) PER SHARE OF COMMON STOCK

       Net earnings (loss) per share of common stock is based on the weighted average number of common shares outstanding. The weighted average number of common shares outstanding for the year ended December 31, 1995, the period December 14, 1994 to December 31, 1994, the period January 1, 1994 to December 13, 1994 and year ended December 31, 1993, were 10,203,462, 10,170,417, 9,268,627 and
       8,933,393, respectively. Common stock equivalents in 1995 were not significant. Stock options outstanding in 1994 and 1993 were not included in the per share calculations because they were anti-dilutive.

       Net earnings (loss) attributable to common shareholders for the Predecessor Company includes redeemable preferred stock dividends declared and paid as well as dividends earned but not declared.

NOTE N - FOREIGN OPERATIONS, EXPORT SALES AND SIGNIFICANT CUSTOMERS

       The Company has subsidiaries located throughout the world. A summary of the assets and liabilities of the foreign subsidiaries included in the Consolidated Balance Sheets is as follows:

                                            December 31,
                                       1995           1994
                                        (Dollars in Thousands)
       ASSETS

       Current assets                $ 51,636       $ 45,760
       Long-term assets                 9,099          8,934
                                     ________       ________

       Total                         $ 60,735       $ 54,694


       LIABILITIES AND SHAREHOLDERS'
        INVESTMENT

       Current liabilities           $ 16,347       $ 12,845
       Non-current liabilities          1,503          2,376
       Shareholders' investment        42,885         39,473
                                     ________       ________

       Total                         $ 60,735       $ 54,694


       Included in the Consolidated Statements of Operations are net shipments and net earnings (before eliminations) of the foreign subsidiaries of $99,601,000 and $6,984,000, respectively, for 1995, $71,219,000 and $4,134,000, respectively, for 1994 and $64,608,000 and $2,137,000, respectively, for 1993.

       The Company designs, manufactures and sells products in a single industry segment, Energy and Industrial Products. Operations are conducted in the United States and through subsidiaries located throughout the world.

       Financial information by geographical area is summarized in the following table. Each geographic area represents the origin of the financial information presented. Transfers between geographic areas represent intercompany export sales of U.S. produced goods and are accounted for based on established sales prices between the related companies. In computing operating earnings for non-U.S. subsidiaries, no allocations of interest or income taxes have been made. Eliminations for operating earnings (loss) include elimination of general corporate expenses. Identifiable assets of subsidiaries are those related to the operations of those subsidiaries. United States assets consist of all other operating assets.

                               Western
                              Hemisphere   Eastern
                    United    (Other than  Hemis-    Elimi-    Consoli-
                    State        U.S.)      phere    nations    dated
                                   (Dollars in Thousands)
Year ended
 December 31, 1995:
 Shipments to
   unaffiliated
   customers        $132,320  $ 43,036     $ 56,565  $      -  $231,921
  Transfers between
   geographic areas   29,847         -          289   (30,136)        -
                    ________  ________     ________  ________  ________

  Total revenues    $162,167  $ 43,036     $ 56,854  $(30,136) $231,921

  Operating earnings
   (loss)           $(17,861) $  3,680     $  6,177  $ (2,000) $(10,004)

  Identifiable
   assets           $114,057  $ 32,797     $ 27,938  $ (2,997) $171,795


Combined periods
 ended December 13,
 1994 and
 December 31, 1994:
  Shipments to
   unaffiliated
   customers        $122,765  $ 30,400     $ 40,819  $      -  $193,984
  Transfers between
   geographic areas   23,019         7          257   (23,283)        -
                    ________  ________     ________  ________  ________

  Total revenues    $145,784  $ 30,407     $ 41,076  $(23,283) $193,984

  Operating earnings
   (loss)           $(11,909) $  2,747     $  3,331  $ (1,839) $ (7,670)

  Identifiable
   assets           $126,010  $ 29,254     $ 25,439  $ (2,749) $177,954


Year ended
 December 31, 1993:
  Shipments to
   unaffiliated
   customers        $133,856  $ 23,964     $ 40,644  $      -  $198,464
  Transfers between
   geographic areas   13,689         -          168   (13,857)        -
                    ________  ________     ________  ________  ________

  Total revenues    $147,545  $ 23,964     $ 40,812  $(13,857) $198,464

  Operating earnings
   (loss)           $ (6,514) $  1,206     $  2,469  $ (1,872) $ (4,711)

  Identifiable
   assets           $137,367  $ 23,789     $ 25,722  $ (1,978) $184,900


       Export shipments from United States operations amounted to $99,323,000 in 1995, $83,646,000 (including $79,565,000 for the
       Predecessor Company) in 1994, and $88,489,000 in 1993. Included in these amounts are shipments to affiliates of $29,847,000, $23,019,000 (including $21,667,000 for the Predecessor Company) and $13,689,000, respectively. Export shipments by geographic area for 1995, 1994 and 1993 consisted of the following: Eastern Hemisphere - $26,609,000 (including $7,195,000 to affiliates), $28,346,000 (including $5,538,000 to affiliates) and $44,732,000 (including $3,328,000 to affiliates), respectively; Western Hemisphere - $72,714,000 (including $22,652,000 to affiliates), $55,300,000 (including $17,481,000 to affiliates) and $43,757,000 (including $10,361,000 to affiliates), respectively.

       In 1995 and 1994, one customer, BHP Minerals International Inc., received approximately 22% and 20%, respectively, of the Company's consolidated net shipments. In 1993, no customer received shipments of greater than 10% of the Company's consolidated net shipments. The Company is not dependent upon any one customer.

NOTE O - COMMITMENTS, CONTINGENCIES AND CREDIT RISKS

       On March 7, 1995, Jackson National Life Insurance Company ("JNL"), currently the holder of approximately 41.31% of the Company's Common Stock, amended a complaint to name as defendants certain of the Company's current and/or former officers and directors (the "Management Defendants") and others. On June 8, 1995, JNL executed releases in favor of the Management Defendants.

       In addition, JNL has filed a claim (the "JNL 503(b) Claim") against the Company for reimbursement of approximately $3,300,000 for professional fees and disbursements incurred in connection with the Company's chapter 11 proceedings pursuant to Section 503(b) of the Bankruptcy Code. Pursuant to a settlement agreement dated May 23, 1995, JNL agreed that, in the event that the JNL 503(b) Claim is allowed in whole or in part by the Bankruptcy Court, in lieu of requiring payment of any award in cash, JNL will accept payment in Common Stock at a price equal to $5.6375 per share (the average closing price of such stock on the NASDAQ Stock Market on June 20, 21, 22, 23 and 26, 1995). The Company has filed an objection to the JNL 503(b) Claim and a trial was scheduled by the Bankruptcy Court and began on November 29, 1995. Closing arguments are scheduled to be held on April 18, 1996. The Company has been advised by legal counsel that in said counsel's opinion the JNL 503(b) Claim is without merit; however, the ultimate outcome of this matter cannot presently be determined. Accordingly, no provision for any loss that may result upon resolution of this matter has been made in the consolidated financial statements.

       The Company's wholly-owned subsidiary, Boonville Mining Services, Inc. ("BMSI"), is a defendant in an amended complaint filed in the Marion County Common Pleas Court, Marion County, Ohio on September 24, 1992 by Dresser Industries, Inc. and Global Industrial Technologies, Inc. (the "Plaintiffs"), alleging that BMSI's purchase of drawings and other assets of C&M of Indiana, a division of Construction and Mining Services, Inc., and BMSI's use of these and other drawings allegedly acquired subsequently, constitute a misappropriation of the Plaintiffs' trade secrets relating to Marion Power Shovel Company, a division of Global Industrial Technologies, Inc. The Plaintiffs seek $40,000,000 in compensatory damages, $80,000,000 in punitive damages, an injunction against future use of the Plaintiffs' trade secrets, and costs and reasonable attorneys fees. The Company has been advised by counsel to BMSI that in said counsel's opinion the claims against BMSI can be said to be greatly exaggerated. No claim has been asserted directly against the Company. BMSI has denied all of the claims asserted in the Plaintiffs' amended complaint and intends to vigorously defend against those claims. The Company has been informed by counsel to BMSI that in said counsel's opinion BMSI will be able to assert meritorious defenses to this action; however, the outcome of this matter cannot currently be determined. The Company believes that it will have no material liability with respect to resolution of this situation, although no assurance to that effect can be given.

       The Company is involved in various other litigation arising in the normal course of business. It is the view of management that the Company's recovery or liability, if any, under pending litigation is not expected to have a material effect on the Company's financial position or results of operations, although no assurance to that effect can be given.

       Expenditures for ongoing compliance with environmental regulations that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments indicate that remedial efforts are probable and the costs can be reasonably estimated. Estimates of the liability are based upon currently available facts, existing technology and presently enacted laws and regulations. These liabilities are included in the Consolidated Balance Sheets at their undiscounted amounts. Recoveries are evaluated separately from the liability and, if appropriate, are recorded separately from the associated liability in the Consolidated Balance Sheets.

       The Company is normally subject to numerous product liability claims, many of which relate to products no longer manufactured by the Company or its subsidiaries, and other claims arising in the ordinary course of business. The Company has insurance covering most of said claims, subject to varying deductibles ranging from $300,000 to $3,000,000, and has various limits of liability depending on the insurance policy year in question. It is the view of management that the final resolution of said claims and other similar claims which are likely to arise in the future will not individually or in the aggregate have a material effect on the Company's financial position or results of operations, although no assurance to that effect can be given.

       The Company has obligations under various operating leases and rental and service agreements. The expense relating to these agreements was $5,351,000 in 1995, $4,720,000 in 1994 (including $4,525,000 for the
       Predecessor Company) and $4,614,000 in 1993. Total commitments relating to all future periods under noncancellable agreements at December 31, 1995 was approximately $11,915,000 which includes minimum annual payments for the respective years ending December 31, as follows:

               1996                $  4,373,000
               1997                   3,619,000
               1998                   1,637,000
               1999                     916,000
               2000                     605,000
               After 2000               765,000


                                   $ 11,915,000


       At December 31, 1995, the Company is also committed to acquire $1,120,000 of equipment. The Company expects to lease the equipment.

       A significant portion of the Company's consolidated net shipments are to customers whose activities are related to the coal, copper and iron ore mining industries, including some who are located in foreign countries. The Company generally extends credit to these customers and, therefore, collection of receivables may be affected by the mining industry economy and the economic conditions in the countries where the customers are located. However, the Company closely monitors extension of credit and has not experienced significant credit losses. Also, most foreign sales are made to large, well-established companies. The Company generally requires collateral or guarantees on foreign sales to smaller companies.

NOTE P - QUARTERLY RESULTS - UNAUDITED

       Quarterly results are as follows:

                                 Quarters Ended at End of
                         March     June    September December
                                  (Dollars in Thousands,
                                 Except Per Share Amounts)

Net shipments:
 1995                  $ 56,873  $ 55,709  $ 61,408  $ 57,931
 1994                         -         -         -     7,810
 1994 - Predecessor      43,355    50,608    50,648    41,563

Gross profit:
 1995                  $  7,179  $  7,927  $  2,782  $  8,481
 1994                         -         -         -       877
 1994 - Predecessor       6,681     8,047     8,979     5,286

Loss before extraordinary
 gain:
 1995                  $ (2,059) $ (2,985) $(12,051) $ (1,677)
 1994                         -         -         -      (552)
 1994 - Predecessor      (9,996)   (3,098)   (3,158)   (6,581)

Net earnings (loss)
 attributable to
 common shareholders:
 1995                  $ (2,059) $ (2,985) $(12,051) $ (1,677)
 1994                         -         -         -      (552)
 1994 - Predecessor     (50,697)   (3,098)   (3,158)  135,899

Per share loss before
 extraordinary gain:
 1995                  $   (.20) $   (.29) $  (1.18) $   (.16)
 1994                         -         -         -      (.05)
 1994 - Predecessor       (1.08)     (.33)     (.34)     (.71)

Weighted average shares
 used in calculation
 (in thousands):
 1995                    10,170    10,173    10,235    10,235
 1994                         -         -         -    10,170
 1994 - Predecessor       9,265     9,270     9,270     9,270

                                  ARTHUR
                                 ANDERSEN

                         ARTHUR ANDERSEN & CO. SC



                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and
Shareholders of Bucyrus-Erie Company:

We have audited the accompanying balance sheet of Bucyrus-Erie Company (Delaware Corporation) as of December 31, 1995 and the related statements of operations, common shareholders' investment and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bucyrus-Erie Company as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


                                  /s/ Arthur Andersen LLP
                                  ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin,
January 29, 1996.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Bucyrus-Erie Company:

We have audited the accompanying consolidated balance sheet of Bucyrus-Erie Company and subsidiaries (the "Company") as of December 31, 1994, and the related consolidated statements of operations, common shareholders' investment (deficiency in assets) and cash flows for the period from December 14, 1994 to December 31, 1994 and the period from January 1, 1994 to December 13, 1994 and the year ended December 31, 1993 (Predecessor Company operations). These financial statements are the responsibility of Company management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note B to the consolidated financial statements, on December 1, 1994, the Bankruptcy Court entered an order confirming an Amended Joint Plan of Reorganization which became effective on December 14, 1994. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," for the Company as a new entity with assets, liabilities, and a capital structure having carrying values not comparable with prior periods as discussed in Note B to the consolidated financial statements. Under the Amended Joint Plan of Reorganization, the Company's parent, B-E Holdings, Inc., was merged with and into the Company as of the effective date. The consolidated financial statements for the periods prior to December 14, 1994 include the operating results of the merged entities (Predecessor Company).

In our opinion, the Company's consolidated financial statements present fairly, in all material respects, the financial position of Bucyrus-Erie Company and subsidiaries as of December 31, 1994, and the results of their operations and their cash flows for the period December 14, 1994 to December 31, 1994 in conformity with generally accepted accounting principles. Further, in our opinion, the Predecessor Company consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows for the period January 1, 1994 to December 13, 1994 and the year ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Notes I and K to the consolidated financial statements, effective January 1, 1993, the Company changed its methods of accounting for income taxes and postretirement benefits to conform with Statements of Financial Accounting Standards No. 109 and 106, respectively.


/s/Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
April 10, 1995

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Bucyrus-Erie Company and Subsidiaries


   The reorganization of the Company under chapter 11 of the Bankruptcy Code was effective December 14, 1994 (the "Effective Date"). The reorganization was accounted for using the principles of fresh start reporting as required by AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code". Under the principles of fresh start reporting, total assets were recorded at their assumed reorganization value, with the reorganization value allocated to identifiable tangible and intangible assets on the basis of their estimated fair value, and liabilities were adjusted to the present values of amounts to be paid where appropriate. The consolidated financial statements for periods subsequent to the Effective Date include the related amortization charges associated with the fair value adjustments.

   As a result of the implementation of fresh start reporting, the consolidated financial statements of the Company are not comparable to the consolidated financial statements of periods prior to the Effective Date. The consolidated financial statements presented for prior periods are not the Company's, but instead are those of B-E Holdings, Inc. (the "Predecessor Company"), the former parent of the Company which was merged with and into the Company on the Effective Date.

   The acquisition of the Company by the Predecessor Company on February 4, 1988 was accounted for as a purchase and, accordingly, the assets and liabilities were recorded at their estimated fair values as of the acquisition date. The excess of the related purchase cost over the fair value of identifiable net assets was allocated to goodwill. The Predecessor Company's consolidated financial statements included the related depreciation and amortization charges associated with the fair value adjustments since the date of the acquisition.

LIQUIDITY AND CAPITAL RESOURCES

   Working capital and current ratio are two financial measurements which provide an indication of the Company's ability to meet its short-term obligations. These measurements at December 31, 1995, 1994 and 1993 were as follows:

                                                         1993
                                                     (Predecessor
                                  1995       1994      Company)
                                        (Dollars in Thousands)

Working capital (deficiency)     $64,663    $77,793   $(164,003)
Current ratio                    2.1 to 1   2.6 to 1   .4 to 1

   The decrease in working capital and the current ratio for the year ended December 31, 1995 was primarily due to the inventory fair value adjustment of $10,065,000 being charged to cost of products sold as the inventory was sold and an inventory obsolescence provision of $4,416,000. See RESULTS OF OPERATIONS - Cost of Products Sold. The increase in working capital and the current ratio for the year ended December 31, 1994 was primarily due to the forgiveness of debt, principal and interest, upon consummation of the Second Amended Joint Plan of Reorganization of the Predecessor Company and the Company as modified on December 1, 1994 (the "Amended Plan").

   The table below summarizes the Company's cash position at December 31,
1995:
                                Restricted    Unrestricted
Location                           Cash           Cash          Total
                                        (Dollars in Thousands)

United States                    $     -        $ 5,827        $ 5,827
Foreign Subsidiaries                  21          4,690          4,711
Equipment Assurance Limited        2,856            633          3,489
                                 _______        _______        _______

                                 $ 2,877        $11,150        $14,027

   Approximately $1,602,000 of cash is required for payment of expenses that were incurred in connection with the reorganization (primarily legal and professional fees) and approximately $2,700,000 is required to be refunded to the Internal Revenue Service for an excess refund received in 1993. The reorganization expenses are expected to be paid in 1996 and the Company has reached a tentative agreement with the Internal Revenue Service which would allow for semi-annual payments over five years at 8% interest commencing September 15, 1996. A portion of the unrestricted cash at the foreign subsidiaries is not readily repatriatable because it is required for working capital purposes at these respective locations. In January, 1996, $1,800,000 of restricted cash at Equipment Assurance Limited became unrestricted and available for general corporate purposes.

   The following table reconciles Loss Before Income Taxes, Extraordinary Gain and Cumulative Effects of Changes in Accounting Principles to earnings before extraordinary gain, cumulative effects of changes in accounting principles, interest, income taxes, depreciation, amortization, restructuring expenses, reorganization items and inventory fair value adjustment charged to cost of products sold ("Adjusted EBITDA"):

                                            Predecessor Company
                 Year Ended   December 14 -   January 1 -     Year Ended
                December 31,  December 31,    December 13,   December 31,
                    1995          1994            1994           1993
                               (Dollars in Thousands)

Loss before
 income taxes,
 extraordinary
 gain and
 cumulative
 effects of
 changes in
 accounting
 principles     $ (16,258)    $    (427)      $ (21,438)     $ (39,776)
Restructuring
 expenses           2,577             -               -              -
Reorganization
 items                919             -           9,338          4,387
Inventory fair
 value adjustment
 charged to cost
 of products
 sold              10,065           362               -              -
Non cash expenses:
 Depreciation       3,671           145            7,356         7,615
 Amortization       1,194            23            3,679         4,445
 Deferred rent
  (interest) on sale
  and leaseback
  financing
  arrangement
  (Predecessor
  Company) and
  payment in kind
  interest on the
  Secured Notes     5,691          258            7,287          5,749
 Amortization of
  debt discount         -            -               71            474
                 ________      ________        ________       ________

Cash available
 for use before
 non-cash interest
 expense, income
 taxes and
 cumulative
 effects of
 changes in
 accounting
 principles         7,859           361           6,293        (17,106)

Cash interest
 expense (1)          563            26           6,553         28,842
                 ________      ________        ________       ________

Adjusted
 EBITDA (2)      $  8,422      $    387        $ 12,846       $ 11,736

   (1) Cash interest expense for the Predecessor Company includes all accrued but unpaid interest prior to February 18, 1994 (the "Petition Date"), the date the Predecessor Company commenced voluntary petitions under Chapter 11 of the Bankruptcy Code. Contractual interest of $20,250,000 on the unsecured debt of the Predecessor Company did not accrue subsequent to the Petition Date. Excludes amortization of debt discount, deferred rent (interest) on the sale and leaseback financing arrangement and interest on the Secured Notes due December 14, 1999 ("Secured Notes") that will be paid in kind.

   (2) Adjusted EBITDA for the year ended December 31, 1995 is reduced by a $4,416,000 charge to cost of products sold for the scrapping and disposal of excess inventory which existed for certain older and discontinued machine models.

   Interest on the Secured Notes accrued at a rate of 10.5% per annum until December 14, 1995. Thereafter, interest accrues at a rate of 10.5% per annum, if paid in cash, or 13.0% per annum, if paid in kind. The Credit Agreement (as defined below) requires accrued interest on the Secured Notes, which aggregated $21,000 and $258,000 at December 31, 1995 and 1994, respectively, to be paid in kind prior to January 1, 1996, and thereafter restricts the cash payment of principal and interest on the Secured Notes unless certain ratios and conditions are met. Otherwise, interest on the Secured Notes is payable in kind at the discretion of the Company during the term of the Secured Notes. The Secured Notes are secured by a security interest on substantially all of the Company's property (other than real estate), the shares of the Company's U.S. subsidiaries and 65% of the shares of certain non-U.S. subsidiaries (collectively, the "Pledged Shares"). The Secured Notes are subordinated to the security interest in favor of Bank One, Milwaukee, National Association ("Bank One") up to $16,000,000 in indebtedness and other amounts owing under the Credit Agreement (as defined below).

   Pursuant to the Amended Plan, the Company entered into a Credit Agreement dated as of December 14, 1994 (the "Credit Agreement") with Bank One. The Credit Agreement, as amended, contains a credit facility for working capital and general corporate purposes (the "Loan Facility"), a letter of credit facility (the "L/C Facility") and a project financing loan facility (the "Project Financing Facility"). Under the Loan Facility, the Company may borrow up to $2,500,000, provided that it meets certain earnings before interest, taxes, depreciation and amortization tests, as defined. Borrowings under the Loan Facility mature on December 31, 1996 and interest is payable at the Company's option either at a rate equal to Bank One's reference rate plus 0.75% per annum or an adjusted LIBOR rate plus 2.75% per annum. Under the L/C Facility, Bank One has agreed to issue letters of credit through April 30, 1997 in an aggregate amount not in excess of $15,000,000 minus the then outstanding aggregate borrowings by the Company under the Loan Facility, provided that no letter of credit may expire after April 30, 1998. The Company, subject to Board of Director approval, and Bank One have agreed to extend the Loan Facility to April 30, 1998 and the L/C Facility to April 30, 1998, provided that no letter of credit may expire after April 30, 1999.
Under the Project Financing Facility, Bank One may make project financing loans to the Company from time to time. Borrowings under the Project Financing Facility bear interest at the Company's option either at a rate equal to Bank One's reference rate or an adjusted LIBOR rate plus a variable margin. Borrowings under the Credit Agreement are secured by a security interest on substantially all of the Company's property (other than real estate), including the Pledged Shares. At December 31, 1995, the Company had borrowings outstanding under the Loan Facility of $269,000. At December 31, 1995 and 1994, $3,419,000 and $6,373,000, respectively, of the L/C Facility was being used. There were no borrowings under the Project Financing Facility at December 31, 1995.

   The agreements relating to the Secured Notes and the Credit Agreement permit additional project financing to manufacture mining machinery or other products pursuant to binding purchase contracts. Project financing borrowings are secured by the inventory being financed and any accounts receivable relating to such inventory. Project financing borrowings mature not later than the date of the final payment by the customer under the applicable purchase contract. At December 31, 1995 and 1994, the Company had $5,132,000 and $6,237,000, respectively, of outstanding project financing borrowings not related to the Project Financing Facility. The outstanding project financing borrowings at December 31, 1995 bear interest at 7.75% and are included in Short-Term Obligations in the Consolidated Balance Sheet.

   The Company believes that current levels of cash and liquidity, together with funds generated by operations, funds available from its Credit Agreement and other project financing arrangements will be sufficient to permit the Company to satisfy its debt service requirements and fund operating activities for the foreseeable future. The Company is subject to significant business, economic and competitive uncertainties that are beyond its control. Accordingly, there can be no assurance that the Company's financial resources will be sufficient for the Company to satisfy its debt service obligations and fund operating activities under all circumstances.

   The Company had outstanding letters of credit and guarantees of $6,740,000 at December 31, 1995. Of this amount, $3,419,000 is related to the Credit Agreement with the remainder provided by various banks and insurance companies.

   At December 31, 1995, the Company had approximately $1,677,000 of open approved capital appropriations at the current funding level. The Company does not anticipate any substantial increase in the level of annual capital expenditures in 1996. If additional capital becomes available, the Company would increase its capital spending by $3,000,000 to $4,000,000 over historical levels.

CAPITALIZATION

   The long-term debt to equity ratio at December 31, 1995 and 1994 was 1.7 to 1 and 1.0 to 1, respectively. The increase in the ratio in 1995 was due to the 1995 net loss and an increase in long-term debt as a result of interest paid in kind.

RESULTS OF OPERATIONS

Net Shipments and Net Earnings (Loss)

   Net shipments for 1995 were $231,921,000 compared with $193,984,000 for 1994. Shipments of repair parts and services for 1995 were $155,434,000, which is an increase of 7.5% from 1994. The increase in repair parts and service shipments was primarily due to increased repair parts shipments at foreign locations as a result of higher demand for replacement parts. Machine shipments for 1995 were $76,487,000, which is an increase of 54.7% from 1994. The increase was due to increased blast hole drill and electric mining shovel shipments, primarily in copper, coal and iron ore markets. The pricing for machines and repair parts has continued to remain steady with the changes primarily related to volume.

   Net shipments for 1994 were $193,984,000 compared with $198,464,000 for 1993. Shipments of repair parts and services for 1994 were $144,550,000, which is an increase of 1.6% from 1993. Machine shipments for 1994 were $49,434,000, which is a decrease of 12.0% from 1993. The decrease in machine shipments was primarily due to reduced electric mining shovel shipments. The pricing for machines and repair parts was stable during these periods.

   Net loss for 1995 was $18,772,000 compared with net earnings of $119,095,000 for 1994. Included in the 1995 net loss is an inventory obsolescence provision of $4,416,000, restructuring expenses of $2,577,000 and $10,065,000 charged to cost of products sold reflecting the effects of fresh start reporting for inventories. Non-cash depreciation and amortization charges included in the 1995 and 1994 net earnings (loss) were $4,865,000 and $11,203,000, respectively.

   Net earnings for 1994 were $119,095,000 compared with a net loss of $51,990,000 for 1993. The increase in earnings for 1994 was primarily due to reduced interest expense of $20,870,000, an extraordinary gain on debt discharge of $142,480,000 and a net charge in 1993 of $11,298,000 for the cumulative effects of changes in accounting principles as a result of adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), partially offset by an increase in reorganization items of $4,951,000 in 1994. Also included in net earnings (loss) were non-cash depreciation and amortization charges of $11,203,000 and $12,060,000 for 1994 and 1993, respectively.

   The Company's consolidated backlog on December 31, 1995 was $118,024,000 compared with $72,346,000 on December 31, 1994 and $74,023,000 on December 31, 1993. Machine backlog increased 156.5% from December 31, 1994. Repair parts and service backlog increased 11.8% from December 31, 1994, primarily at foreign locations.

   New orders for 1995 increased 44.4% from 1994. New machine orders for 1995 increased 136.9% from 1994. The increase was both in electric mining shovel and blast hole drill volume and represents strong machine sales activity. New repair parts and service orders for 1995 increased 12.5% from 1994, primarily at foreign locations. Blast hole drill and electric mining shovel inquiries remain at a relatively high level. The Company believes that new machine sales activity will continue to improve in the near term as a result of the high inquiry levels. These inquiries are primarily from South America and China as a result of the continued strength of mineral prices.
New walking dragline activity is also expected in the near term in coal applications in Australia. The North American market for electric mining shovels and blast hole drills remains steady in iron ore, copper and the low sulphur coal fields in the Western United States.

Other Income

   Other income for 1995, 1994 and 1993 was $1,295,000, $3,055,000 and
$1,735,000, respectively. Included in the amount for 1994 was a favorable insurance settlement of $1,350,000.

Cost of Products Sold

   Cost of products sold for 1995 was $205,552,000 or 88.6% of shipments compared with $164,114,000 or 84.6% of shipments for 1994 and $166,774,000 or
84.0% of shipments for 1993.     Included in cost of products sold for 1995 and
1994 was $10,065,000 and $362,000, respectively, as a result of the fair value adjustment to inventory. This adjustment was made in accordance with the principles of fresh start reporting and was charged to cost of products sold as the inventory was sold.

   Also, the Company completed an evaluation of its inventory in 1995 and determined that excess levels existed for certain older and discontinued machine models. Accordingly, a charge of $4,416,000 was made to cost of products sold in 1995 for the scrapping and disposal of this excess inventory.


Product Development, Selling, Administrative and Miscellaneous Expenses

   Product development, selling, administrative and miscellaneous expenses for 1995 were $34,172,000 or 14.7% of shipments compared with $31,257,000 or 16.1% of shipments in 1994 and $33,749,000 or 17.0% of shipments in 1993. The decrease in 1995 as a percentage of net shipments was primarily due to increased net shipments.

Interest Expense

   Interest expense for 1995 was $6,254,000 compared with $14,195,000 for 1994. The decrease was primarily due to the exchange of unsecured debt securities of Holdings and the Company for shares of the Company's common stock in connection with the Company's reorganization pursuant to the Amended Plan.

   Interest expense for 1994 was $14,195,000 compared with $35,065,000 for 1993. The decrease was primarily due to not accruing interest subsequent to the Petition Date on Holdings' and the Company's unsecured debt securities which included the Company's 10% Senior Notes, the Company's Resettable Senior Notes, the Company's 9% Sinking Fund Debentures and Holdings' Series A 12-1/2% Senior Debentures.

Restructuring Expenses

   Restructuring expenses of $2,577,000 in 1995 consist of employee severance expenses recorded to reflect the cost of reduced employment and the severance costs related to the resignation of three officers of the Company.

Reorganization Items

   Reorganization items represent the expenses incurred as a result of the Company's efforts to reorganize under chapter 11 of the Bankruptcy Code. In 1995 and 1993, reorganization items consist entirely of legal and professional fees. Reorganization items in 1994 consist of $8,023,000 of legal and professional fees, $41,122,000 to adjust debt and redeemable preferred stock to the amount of the allowed claims in the Amended Plan and a $1,113,000 write-off of capitalized financing costs. These expenses were partially offset by $365,000 of interest income earned from the Petition Date through December 13, 1994 on accumulated cash balances of Holdings and the Company.

Income Taxes

   Income tax expense consists primarily of foreign taxes at applicable statutory rates. The cumulative effect of adopting SFAS 109 on the Predecessor Company's financial statements was a tax benefit of $446,000 ($.05 per share) which has been included in the Consolidated Statement of Operations for the year ended December 31, 1993.

SELECTED FINANCIAL DATA
Bucyrus-Erie Company and Subsidiaries
(Dollars In Thousands, Except Per Share Amounts)

                                                              Predecessor Company (b)
                        Year Ended   December 14 -  January 1 -
                        December 31, December 31,   December 13,    Years Ended December 31,
                           1995         1994            1994       1993        1992      1991
Consolidated Statements
 of Operations Data:
   Net shipments       $231,921      $  7,810       $186,174     $198,464    $242,468    $249,053
   Loss before
    extraordinary gain
    and cumulative
    effects of changes
   in accounting
    principles         $(18,772)     $   (552)      $(22,833)    $(40,692)   $(16,747)   $(15,735)
   Net earnings (loss) $(18,772)     $   (552)      $119,647     $(51,990)   $(16,747)   $(15,735)
   Net earnings (loss)
    attributable
    to common
    shareholders       $(18,772)     $   (552)      $ 78,946     $(52,629)   $(19,138)   $(19,473)
   Loss per share
    before extra-
    ordinary gain
    and cumulative
    effects of changes
    in accounting
    principles         $  (1.84)     $   (.05)      $  (2.46)    $  (4.56)   $  (2.64)   $  (2.47)
   Net earnings (loss)
    per share          $  (1.84)     $   (.05)      $  12.91     $  (5.82)   $  (2.64)   $  (2.47)
   Net earnings (loss)
    per share
    attributable
    to common
    shareholders       $  (1.84)     $   (.05)      $   8.52     $  (5.89)   $  (3.01)   $  (3.06)
   Adjusted EBITDA (c) $  8,422      $    387       $ 12,846     $ 11,736    $ 25,201    $ 23,644
   Cash dividends per
    common share       $      -      $      -       $      -     $      -    $      -    $      -

Consolidated Balance
 Sheets Data:
   Total assets        $171,795      $177,954            N/A     $184,900    $204,090    $205,436
   Long-term debt      $ 58,021      $ 53,170            N/A     $    769(a) $    165(a) $158,219
   Redeemable
    preferred stock         N/A           N/A            N/A     $ 30,302    $ 29,310    $ 26,342

(a)  Amounts are net of $201,979 at December 31, 1993 and $197,334 at December 31, 1992, of long-term debt classified as a current liability.
b)   As a result of the reorganization and implementation of fresh start reporting as of the Effective Date, the financial statements of the Company subsequent to the Effective Date are not comparable to the financial statements of the Predecessor Company.
(c)  Earnings before extraordinary gain, cumulative effects of changes in accounting principles, interest, income taxes, depreciation, amortization, restructuring expenses, reorganization items and inventory fair value adjustment charged to cost of products sold.

                              STOCK INFORMATION

Stock Ownership                      Price Range of Common Stock

Effective April 26, 1995, the        Closing sales prices of the Company's
Company's Common Stock has been      Common Stock based on information
traded on the NASDAQ Stock           provided to the Company by the
Market. From December 22, 1994       OTC Bulletin Board for the period
to April 25, 1995, the Company's     December 22, 1994 to April 25, 1995
Common Stock was traded on the       and by the NASDAQ Stock Market for
OTC Bulletin Board under the         periods thereafter were as follows:
trading symbol BCYR. Prior to
this, there was no established                   Stock Prices
public trading market for
the Company's Common Stock. At                 High      Low      Closing
year-end, 10,234,574 shares of       1995 Quarter
common stock were owned by 2,029
registered shareholders of            First   $ 9      $ 4        $ 5
record compared with 2,220 a          Second    6-7/8    4-15/16    5-3/4
year earlier. In addition,            Third    10-3/4    5-1/16     8-7/8
there were beneficial owners          Fourth    9-1/4    7-1/8      8-1/8
of shares held of record
brokers and fiduciaries.             1994*      7-3/4    6          7
The Company's Common Stock
is owned by residents of             *December 22 - December 31, 1994
many states and some foreign
countries.                           No dividends were paid in 1995 or
                                     from the period December 22, 1994
Transfer Agent and Registrar         to December 31, 1994.  The Company
                                     is presently unable to pay dividends.
American Stock Transfer and          For information regarding restrictions
  Trust Company                      on the Company's ability to pay
40 Wall Street                       dividends, see Note G to the NOTES
Brooklyn, New York  11219            TO CONSOLIDATED FINANCIAL STATEMENTS.

OFFICERS AND DIRECTORS AND CORPORATE INFORMATION

Officers and Directors

OFFICERS
 Willard R. Hildebrand, President and
    Chief Executive Officer
 James D. Annand, Interim Vice President,
   Treasurer and Chief Financial Officer
 Elroy F. Schweitzer, Vice President - Engineering
 Timothy W. Sullivan, Vice President - Marketing
 Thomas B. Phillips, Vice President - Materials
 Craig R. Mackus, Controller and Assistant Secretary

BOARD OF DIRECTORS
 F. John Stark, III, Chairman of the Board,
   Senior Vice President and General Counsel and portfolio manager of the Special Investments
   Portfolio for PPM America, Inc. (asset
   management company)
 C. Scott Bartlett, Jr., Consultant on banking matters
 Willard R. Hildebrand, President and Chief
   Executive Officer
 Charles S. Macaluso, Principal with Miller
   Associates, Inc.
 Frank W. Miller, President of Miller
   Associates, Inc. (private management
   and consulting firm)
 George A. Poole, Jr., Private investor
 Joseph J. Radecki, Jr., Executive Vice
   President of Jefferies & Company, Inc.
   (investment banking and advisory firm)
 Russell W. Swansen, President of PPM America,
   Inc. (asset management company)
 Samuel M. Victor, Executive Vice President and a Principal of Chanin and Company (investment banking and financial advisory firm)

AUDIT COMMITTEE
 George A. Poole, Jr.
 Joseph J. Radecki, Jr.
 F. John Stark, III

BENEFIT PLAN COMMITTEE
 Russell W. Swansen
 Craig R. Mackus
 Gary G. Noel

COMPENSATION AND MANAGEMENT
 DEVELOPMENT COMMITTEE
 C. Scott Bartlett, Jr.
 Russell W. Swansen

FINANCE AND INVESTMENT COMMITTEE
 Joseph J. Radecki, Jr.
 Samuel M. Victor

OPERATING COMMITTEE
 C. Scott Bartlett, Jr.
 Willard R. Hildebrand
 Frank W. Miller
 F. John Stark, III

Corporate Information

AUDITORS
 Arthur Andersen LLP
 Milwaukee, Wisconsin

CORPORATE OFFICES
 South Milwaukee, Wisconsin

PRINCIPAL SUBSIDIARIES
 Bucyrus (Africa) (Proprietary) Limited
   Boksburg, Republic of South Africa

 Bucyrus (Australia) Proprietary Ltd.
   Brisbane, Queensland, Australia

 Bucyrus Europe Limited
   Lincoln, England

 Bucyrus (Brasil) Ltda.
   Vespasiano, Brazil

 Bucyrus Chile Limitada
   Santiago, Chile

 Bucyrus-Erie Company of Canada, Limited
   Toronto, Canada

 Bucyrus India Private Limited
   New Delhi, India

 Bucyrus (Mauritius) Limited
   Port Louis, Republic of Mauritius

 Boonville Mining Services, Inc.
   Boonville, Indiana

 Minserco, Inc.
   South Milwaukee, Wisconsin

 Equipment Assurance Limited
   Grand Cayman, British West Indies

ANNUAL MEETING
 The annual meeting of shareholders of
 Bucyrus-Erie Company will be held on
 May 23, 1996 at a time and place as set
 forth in the Company's 1996 Proxy
 Statement.

CHANGE OF ADDRESS
 Report old and new address to:
 American Stock Transfer and
  Trust Company
 40 Wall Street
 Brooklyn, New York  11219