Form 10-K, Exhibit 13
period 1996-12-31
BUCYRUS INTERNATIONAL INC
filed 1997-03-20
CIK 740761

EXHIBIT 13
                                               1996 FORM 10-K





                                   1996
                                  ANNUAL
                                  REPORT







                  [PHOTO:  BUCYRUS INTERNATIONAL, INC'S.
                     39R BLAST HOLE DRILL IN ACTION AT
                    KENNECOTT UTAH COPPER CORPORATION'S
                       BINGHAM CANYON MINE IN UTAH]










[Company Logo:
 "BUCYRUS" framed above
 by spoil piles and below       Bucyrus International, Inc.
 by open pit benches.]

(Picture - Company Logo:           The 39R made its debut at MinExpo in
 "BUCYRUS" framed above by         September of 1996. MinExpo is the pre-
 spoil piles and below by          miere trade event in the mining industry,
 open pit benches.)                and the 39R received considerable
                                   attention at the show because of its
                                   unprecedented design features. Blast hole
At the 1996 Annual Shareholder's   drills are used to drill holes in a
Meeting our company's name was     pattern within a designated area of the
officially changed to Bucyrus      mine. These holes can be anywhere from
International, Inc. Because        35 to 60 feet deep and 9 to 12 1/4" wide
70 percent of our business is      depending on the site requirements.
outside of North America, the      Explosive material is then placed in the
new name more accurately           holes and the area is blasted resulting
reflects our worldwide focus.      in fragmented material that is removed
With nine international            and further processed for copper and
subsidiaries and offices           other valuable minerals.
throughout the world, our
name is widely recognized          The design of the innovative 39R was based
and well respected.                on the results of an in-depth customer
                                   survey. Bucyrus engineers were challenged
In conjunction with the name       to design every feature of the drill to
change, a new, more meaningful     meet two key criteria: increased
logo was introduced that           productivity and decreased maintenance. As
graphically depicts the            a result, the 39R is the most maneuverable
industries served by Bucyrus       drill in the market with a propel speed of
equipment. The name Bucyrus        2 miles per hour, 25 percent gradeability,
is framed on the top by spoil      and the ability to propel with the mast
piles representative of coal,      raised or lowered. This means the 39R
phosphate and bauxite mining       can move from hole to hole in the drill
operations. Below the name         pattern faster than any other drill
Bucyrus are open pit mine          available today. Additionally, it is the
benches symbolic of copper         only drill that is capable of infinitely
and iron ore mining                variable angle hole drilling from -15 to
activities.                        +30 degrees. With these enhanced angle
                                   hole drilling capabilities, drilling close to the highwall is no longer a challenge for our customers.

Front cover                        Reduction of maintenance was addressed in
depicts Bucyrus                    every aspect of machine design. For
International,                     example, the inverted triangular mast
Inc.'s 39R          [Picture       incorporates greater torsional stiffness
Blast Hole Drill     of front      and withstands the dynamic loads
in action at         cover.]       experienced when propelling over rough
Kennecott Utah                     terrain.  No other drill can claim this
Copper Corporation's               unique design feature.
Bingham Canyon
Mine in Utah.                      The 39R is another example of Bucyrus
                                   International's unprecedented expertise in developing products to meet market demand.

In 1996, Compania Minera Dona
Ines de Collahuasi S.C.M. ordered
five 495BI electric mining shovels
and five 49RIII blast hole drills to
mine copper in the mountains of
northern Chile.
These machines will develop the
largest known copper deposit in                 [PICTURE]
the world.  The annual production
will average 330,000 tonnes of
copper in concentrate and 50,000          495BI digging overburden
tonnes of cathode copper.                 in a copper mine.
Bucyrus Chile Limitada, a subsidiary
of Bucyrus International, Inc., will
oversee the erection of all ten
shovels and drills.  Collahuasi has
also chosen Bucyrus Chile Limitada to
handle the maintenance and repair
of the equipment with a five year
contract.


                                   The first 395BIII, mining iron ore, is
                                   located 25 km northwest of Vallenar
                                   in the Atacama region of Chile.  The
   [PICTURE]                       Los Colorados mine, owned by Compania
                                   Minera Huasco S.A., will be removing
395BIII digging in the             28 million tonnes of overburden and
Los Colorados iron ore mine.       producing 8.6 million tonnes of iron ore
                                   per year with the 395BIII electric mining shovel.

                                    New
                                  Machine
                                   Tools


                              CNC Vertical Turning Center
                              installed in 1996.  A multi-task
                              machining center with shuttle
                              tables, part probes, and auto-
   [PICTURE]                  matic tool changer incorporates
                              live-spindle technology on a
                              vertical turning machine.  The
                              shuttle tables allow machining
                              as one part while a second part
                              is being set up.




                              CNC Mill/Turn Machining
                              Center installed in 1996. An-
                              other multi-task machining
   [PICTURE]                  center performs ten different
                              operations while reducing setup
                              and move/queue times.  This
                              machine produces higher quality
                              parts while reducing manufac-
                              turing time.

FINANCIAL HIGHLIGHTS

                                       Years Ended December 31,
__________________________________________________________________________
(Dollars in Thousands,
Except Per Share Amounts)             1996               1995
__________________________________________________________________________

Net Sales                          $263,786            $231,921
Net Earnings (Loss)                   2,878             (18,772)
Per Common Share:
 Net Earnings (Loss)                    .28               (1.84)
 Dividends                                -                   -
 Book Value                            3.56                3.39
Long-Term Debt                       66,627              58,021
Working Capital                      78,814              65,330
Common Shareholders' Investment      37,461              34,680
Backlog                             158,727             118,024
Adjusted EBITDA(1)                   19,247               8,256
__________________________________________________________________________

Current Ratio                           2.9                 2.2
Shareholders of Record                1,926               2,029
Employees at Year-End                 1,384               1,166
__________________________________________________________________________

(1) Earnings before interest expense, income taxes, depreciation, amortization, stock compensation, (gain) loss on sale of fixed assets, restructuring expenses, reorganization items and inventory fair value adjustment charged to cost of products sold.

CONTENTS                                  COMPANY PROFILE

Financial Highlights              1       Bucyrus International, Inc. is a
Company Profile                   1       leading manufacturer of surface
President's Letter                2       mining equipment, principally
Surface Mining Equipment          4       walking draglines, electric
Consolidated Statements                   mining shovels and blast hole
  of Operations                   5       drills, and related replacement
Consolidated Balance Sheets       6       parts.  Major markets for the
Consolidated Statements of                surface mining industry are
  Common Shareholders'                    coal mining, copper and iron ore
  Investment (Deficiency                  mining and phosphate production.
  in Assets)                      7
Consolidated Statements of
  Cash Flows                      9
Notes to Consolidated
  Financial Statements           11
Reports of Independent
  Accountants                    31
Management's Discussion          33
Selected Financial Data          39
Stock Information                39
Officers and Directors
  and Corporate Information      40

(Picture - Company Logo:
 "BUCYRUS" framed above by spoil piles
 and below by open pit benches.)

   TO OUR CUSTOMERS, SHAREHOLDERS, SUPPLIERS AND EMPLOYEES

We are delighted to report that the Company has progressed significantly during 1996. We have continued the process of company growth and development
to improve long-term shareholder value.   The changes within Bucyrus
International have all been focused on the creation of a market driven company that assures our customers of highly productive machinery with the lowest cost per ton of material moved. In addition to product development and improved manufacturing capabilities, we recognize that customer acceptance is also a
function of our parts and service support activities.   While this process of
improvement continues, the accomplishments of 1996 form the basis for profitable growth and continued customer acceptance in 1997 and beyond.

Our financial performance for the year included our first profit since 1987 and is viewed by management as only the beginning of a successful turnaround. Highlights of these results in comparison with 1995 are as follows:

   o  Increased net sales by 13.7% to $263.8 million

   o Reported net income of $2.9 million compared to a loss of $18.8 million for 1995

   o  Increased year-end backlog 34.5% to $158.7 million

   o  Increased adjusted EBITDA 133.1% to $19.2 million

   o  Improved the current ratio to 2.9 from 2.2

Our engineering function was significantly restructured during the year and became dedicated to the successful completion of numerous product improvements and improved customer service. These improvements were developed in concert with several important customers utilizing Bucyrus equipment. A key customer focus group was formed during the first quarter of 1996 to provide direction to our engineering development activities. This group met again during the first quarter of 1997 to monitor our progress and to provide additional advice in partnership with our engineers and important suppliers. A continuation of this close relationship with our customers is fundamental to our objectives to become more market driven.

Our first new product in years, the 39R diesel hydraulic blast hole drill has been produced and is now working at a large copper mine in Utah. This innovative machine offers excellent mobility and extraordinary drill productivity.

Our South Milwaukee manufacturing plant has not had adequate capital resources for the last several years due to the financial condition of the Company. A three year machine shop modernization program has begun and involves an approximate $20 million investment in the latest technology in the machine tool industry. This program is aimed at reduced lead times, quicker turnaround, reduced in process inventory and overall cost reduction.

Our customer support activities have been expanded to meet the demands of our mining customers around the world. In North America, our Minserco subsidiary experienced significant growth in revenues of 82% in 1996. This highly specialized organization provides logistic and repair services to customers with the complete OEM technical support of our corporate engineering staff. Many of our International Subsidiaries have developed long-term Maintenance And Repair Contracts (MARC) with important customers. This activity allows the customer to concentrate on mining while Bucyrus service teams manage and direct the maintenance of the equipment to assure optimal results.

Vendor partnerships have been formed on a win-win basis to reduce costs, advance product technology and to improve customer support. We place a high value on our supplier relationships, all of which are aimed at adding value for our customers.

Our recent market successes include 19 of the last 20 electric mining shovels sold to the developing China market and over a 60% share of the rapidly growing Chile copper mining market. Our strategy is to develop improved market positions in other world markets. We are encouraged! During late 1995 and 1996, three of our modern mining shovels were commissioned in North America with three different customers. In March 1997, we received orders for
two additional shovels from one of those customers.   The only meaningful
measure of our success is to experience repeat sales.

Although we are encouraged by our recent success in North America, 70% of our sales have been in international markets over the last several years and we fully expect that trend to continue in the future.

We are very encouraged by the resurgence in international coking coal prices which bodes well for new machine prospects in the traditional markets of Australia and Western Canada. The rapid economic growth in the Asia-Pacific region is also driving the demand for steam coal for power generation which is creating investment and expansion plans for the Australian coalfields. Moreover, the recovery in the price of copper from its mid 1996 slide, the result of highly unusual trading, has brought back on line several new copper projects as well as expansion of existing copper mines in Chile, Argentina, Mexico, Indonesia and Sweden.

The long awaited financing to fund a major expansion of the Indian coal mining industry appears to be in place and we believe that significant machine purchases are imminent. We are also confident that there will be continued expansion of surface coal mining in China with several machine purchases planned for the near term.

The worldwide trend for privatization of many foreign government controlled mining areas should also create increased demand for our products and services. The fact that India has allotted many new coal properties for privatized development and the long awaited partial privatization of CVRD, the huge government owned iron ore company in Brazil, are good examples of this trend.

We have invested capital in our international markets in 1996 and are continuing this activity into 1997 with a new expanded service center and office complex in Antofagasta, Chile and important new facilities in South Africa located in the heart of the South African coalfields. This investment is again targeted at improved customer service to which our worldwide customers are entitled.

The near and medium term prognosis for the surface mining machinery market appears to be extremely positive.

While the company has accomplished much during the past year, we recognize that there is much more to be done. We wish to thank our customers, suppliers, employees and shareholders for their continued support of these efforts.

                                     Sincerely,


                                     /s/W. R. Hildebrand
                                     W. R. Hildebrand
                                     President and
                                     Chief Executive Officer

SURFACE MINING EQUIPMENT

Scope of Operation

   Bucyrus International, Inc. (the "Company"), formerly known as Bucyrus-Erie Company, manufactures mining equipment in South Milwaukee, Wisconsin for surface mining applications. The product line consists of a full range of rotary blast hole drills, electric mining shovels and walking draglines.

   Rotary blast hole drills bore large holes in mineral deposits or rocky overburden so that explosive charges can be placed to loosen and fragment materials, facilitating removal by electric mining shovels and walking draglines.

   Electric mining shovels are primarily used to load coal, copper, iron ore, other mineral-bearing materials, overburden and rock into some form of haulage system such as a truck or conveyor.

   Walking draglines are used primarily to remove overburden above the coal seams in surface coal operations, assist in land reclamation and mine phosphate and bauxite.

   The Company also manufactures and supplies replacement parts and provides after sales service for all of its product lines. Minserco, Inc., a wholly-owned subsidiary of the Company, services the mining industry with comprehensive structural and mechanical engineering, non-destructive testing, repairs and rebuilds of machine components, product and component upgrades, contract maintenance, turnkey erections and machine moves. Boonville Mining Services, Inc., another wholly-owned subsidiary of the Company, operates as a separate enterprise that provides replacement parts and repair and rebuild services for surface mining equipment. In addition, the Company engineers, manufactures, sells and services rigging products which attach to dragline buckets and shovel dippers. These products include such items as dragline teeth and adapters, shrouds, dump blocks and chains as well as dipper teeth and adapters and heel bands.

   To comply with the increasing after sales demands of larger mining customers, maintenance and repair contracts are provided. Under these contracts, the Company services the equipment with an on site support team maintaining a high level of production reliability, thus allowing the customer to concentrate on mining production.

   The Company's continued commitment to quality has been formally recognized by receiving ISO 9001 Certification from the world's foremost standards organization, Det Norske Veritas. This certification signifies that the Company meets the most rigid standards for design, development, production and erection of blast hole drills, electric mining shovels and walking draglines.

Worldwide Demand

   In recent years worldwide demand for blast hole drills and electric mining shovels has increased in copper and iron ore surface mining applications. The Company has increased its market share in the blast hole drill market due to the reliability and productivity of the 49R series drills and maintains its traditional market share for other products. The demand for mining machines in worldwide coal mining operations increased in 1996 and the Company has been receiving inquiries for walking dragline tenders due in 1997.

New Products

   The new 39R "prototype" rotary blast hole drill was introduced in 1996 and incorporates diesel/hydraulic technology and includes such features as a combination of mast, pipe positioner and rigid mounted crawler frames to produce a stable, mobile and productive drill capable of drilling at 30 to -15 angles. The 39R is expected to propel up a 25% grade with the mast in any position and have the capability of leveling the drill on a 20% slope for drilling. The machine is designed to drill from 9 inch to 12-1/4 inch holes and joins the 49R and 59R model drills in the Company's line of rotary blast hole drills.


CONSOLIDATED STATEMENTS OF OPERATIONS
Bucyrus International, Inc. and Subsidiaries
(Dollars in Thousands, Except Per Share Amounts)

                                                                                         Predecessor
                                                                                           Company
                                                                          December 14 -  January 1 -
                                              Years Ended December 31,    December 31,   December 13,
                                                1996           1995           1994           1994
REVENUES:
 Net sales                                    $263,786       $231,921       $  7,810       $186,174
 Other income                                    1,003          1,295             79          2,976
                                              ________       ________       ________       ________

                                               264,789        233,216          7,889        189,150
                                              ________       ________       ________       ________
COSTS AND EXPENSES:
 Cost of products sold                         215,126        205,552          6,933        157,181
 Product development, selling, administrative
  and miscellaneous expenses                    36,470         34,172          1,099         30,158
 Interest expense (Predecessor Company
  contractual interest not recognized
  in 1994 - $20,250)                             8,557          6,254            284         13,911
 Restructuring expenses                              -          2,577              -              -
 Reorganization items                                -            919              -          9,338
                                              ________       ________       ________       ________

                                               260,153        249,474          8,316        210,588
                                              ________       ________       ________       ________
Earnings (loss) before income taxes
 and extraordinary gain                          4,636        (16,258)          (427)       (21,438)

Income taxes                                     1,758          2,514            125          1,395
                                              ________       ________       ________       ________

Earnings (loss) before extraordinary gain        2,878        (18,772)          (552)       (22,833)

Extraordinary gain                                   -              -              -        142,480
                                              ________      _________      _________      _________

Net earnings (loss)                              2,878        (18,772)          (552)       119,647

Redeemable preferred stock dividends                 -              -              -            (40)
Preferred stock accretion                            -              -              -           (106)
Reorganization item - preferred stock                -              -              -        (40,555)
                                              ________       ________      _________      _________
Net earnings (loss) attributable
 to common shareholders                       $  2,878       $(18,772)     $    (552)     $  78,946

Net earnings (loss) per share of common
 stock:

  Earnings (loss) before extraordinary gain     $  .28         $(1.84)        $( .05)        $(2.46)
  Extraordinary gain                                 -              -              -          15.37
                                                ______         ______         ______         ______

  Net earnings (loss)                              .28          (1.84)          (.05)         12.91

  Preferred stock dividends, accretion and
   reorganization item                               -              -              -          (4.39)
                                                ______         ______         ______         ______
Net earnings (loss) per share attributable
 to common shareholders                         $  .28         $(1.84)        $( .05)        $ 8.52

                              See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
Bucyrus International, Inc. and Subsidiaries
(Dollars in Thousands, Except Per Share Amounts)

                                December 31,                                      December 31,
                           1996       1995                                   1996          1995

                                                LIABILITIES AND COMMON
ASSETS                                          SHAREHOLDERS' INVESTMENT
CURRENT ASSETS:                                 CURRENT LIABILITIES:
 Cash and cash equivalents $ 15,763  $ 11,150    Accounts payable and
 Receivables                 32,085    35,603     accrued expenses           $ 33,765      $ 37,487
 Inventories                 70,889    73,566    Liabilities to customers on
 Prepaid expenses and                             uncompleted contracts and
  other current assets        2,504     1,414     warranties                    3,579         8,222
                                                 Income taxes                   1,469         3,463
                                                 Short-term obligations         3,186         5,573
                                                 Current maturities of long-
                                                  term debt                       428         1,658
                           ________  ________                                ________      ________

    Total Current Assets    121,241   121,733      Total Current Liabilities   42,427        56,403

OTHER ASSETS:                                    LONG-TERM LIABILITIES:
 Restricted funds on                              Deferred income taxes           148           183
  deposit                     1,079     2,877     Liabilities to customers
 Intangible assets            8,545     9,021      on uncompleted contracts
 Other assets                 6,003     4,760      and warranties               3,277         3,127
                           ________  ________     Postretirement benefits      11,064        11,527
                                                  Deferred expenses
                             15,627    16,658      and other                   11,891        10,097
                                                                             ________      ________
PROPERTY, PLANT AND EQUIPMENT:
 Land                         2,752     1,507                                  26,380        24,934
 Buildings and improvements   6,698     5,630
 Machinery and equipment     33,959    32,250    LONG-TERM DEBT, less
 Less accumulated                                  current maturities          66,627        58,021
  depreciation               (7,382)   (3,740)
                           ________   _______

                             36,027    35,647

                                                 COMMON SHAREHOLDERS'
                                                  INVESTMENT:
                                                   Common stock - par value
                                                    $.01 per share,
                                                    authorized 20,000,000
                                                    shares, issued and
                                                    outstanding 10,534,574
                                                    and 10,234,574 shares,
                                                    respectively            $    105      $    102
                                                   Additional paid-in
                                                    capital                   57,739        54,259
                                                   Unearned stock compensation(2,815)            -
                                                   Accumulated deficit       (16,446)      (19,324)
                                                   Cumulative translation
                                                    adjustment                (1,122)         (357)
                                                                             ________      ________

                                                                              37,461        34,680
                           ________  ________                                ________      ________

                           $172,895  $174,038                                $172,895      $174,038

                                  See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' INVESTMENT (DEFICIENCY IN ASSETS)
Bucyrus International, Inc. and Subsidiaries
(Dollars in Thousands)

                                                                    Additional                 Cumulative
                                      Common Stock                   Paid-In    Accumulated    Translation
                        Class C  Class D  Common Stock    Warrants   Capital      Deficit      Adjustment
Predecessor Company

Balance at
 January 1, 1994        $    92   $     1    $       -      $    1    $     -    $  (138,994)   $(4,209)

 Exercise of warrants
  (6,392 shares)              -         -            -          (1)         1              -          -
 Net earnings                 -         -            -           -          -        119,647          -
 Preferred stock
  accretion                   -         -            -           -          -           (106)         -
 Preferred stock
  dividends                   -         -            -           -          -           (129)         -
 Reorganization item -
  preferred stock             -         -            -           -          -        (40,555)         -
 Translation adjustments      -         -            -           -          -              -        991
 Cancellation of former
  equity and elimination
  of accumulated deficit
  and cumulative foreign
  currency translation
  adjustments               (92)       (1)           -           -         (1)        60,137      3,218
 Issuance of new
  common stock
  (10,170,417
  shares)                     -         -          102           -     53,898              -          -
                        _______   _______     ________      ______    _______    ___________     ______

Balance at
 December 13, 1994      $     -   $     -     $    102      $    -    $53,898    $         -     $    -



                                         Additional      Unearned                    Cumulative
                              Common      Paid-In         Stock       Accumulated    Translation
                              Stock       Capital      Compensation     Deficit      Adjustment
Balance at December 14, 1994  $    102    $ 53,898       $       -     $       -      $      -

 Net loss - December 14
  to December 31, 1994               -           -               -          (552)            -
 Translation adjustments -
  December 14 to
  December 31, 1994                  -           -               -             -           169
                              ________    ________       _________     _________       _______

Balance at December 31, 1994       102      53,898               -          (552)          169

 Issuance of common stock
  (64,157 shares)                    -         361               -             -             -
 Net loss                            -           -               -       (18,772)            -
 Translation adjustments             -           -               -             -          (526)
                              ________    ________       _________     _________      ________

Balance at December 31, 1995       102      54,259               -       (19,324)         (357)

 Grants under stock
  compensation plans                 3       3,480          (3,483)            -             -
 Amortization of unearned
  stock compensation                 -           -             668             -             -
 Net earnings                        -           -               -         2,878             -
 Translation adjustments             -           -               -             -          (765)
                              ________    ________       _________     _________      ________

Balance at December 31, 1996  $    105    $ 57,739       $  (2,815)   $  (16,446)     $ (1,122)

                              See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Bucyrus International, Inc. and Subsidiaries
(Dollars in Thousands)

                                                                                           Predecessor
                                                                                             Company
                                                                            December 14 -  January 1 -
                                                Years Ended December 31,    December 31,   December 13,
                                                  1996           1995           1994           1994
Cash Flows From Operating Activities
Net earnings (loss)                             $  2,878       $(18,772)      $   (552)      $119,647
Adjustments to reconcile net earnings (loss)
 to net cash provided by (used in)
 operating activities:
  Inventory obsolescence provision (see Note E)        -          4,416              -              -
  Depreciation                                     3,882          3,671            145          7,356
  Amortization                                     1,142          1,194             23          3,679
  Stock compensation expense                         668              -              -              -
  Deferred rent (interest) on sale and leaseback
   financing arrangement                               -              -              -          7,287
  In kind interest on the Secured Notes
   due December 14, 1999                           7,783          5,691            258              -
  Amortization of debt discount                        -              -              -             71
  (Gain) loss on sale of property, plant
   and equipment                                     362           (166)             5             37
  Non-cash reorganization items                        -              -              -          1,680
  Extraordinary gain                                   -              -              -       (142,480)
  Changes in assets and liabilities:
   Receivables                                     3,021         (9,651)         4,318         (4,616)
   Inventories                                     2,026          3,769            (61)        (7,539)
   Other current assets                           (1,114)           564            (73)           125
   Other assets                                   (1,145)          (578)           (12)           (13)
   Current liabilities other than income
    taxes, short-term obligations and
    current maturities of long-term debt          (5,332)         8,073         (5,197)        17,326
   Income taxes                                   (1,991)           740            302            543
   Long-term liabilities other than
    deferred income taxes                         (2,093)        (1,035)           (93)        (1,372)
                                                ________       ________       ________       ________

Net cash provided by (used in) operating
 activities                                       10,087         (2,084)          (937)         1,731
                                                ________       ________       ________       ________
Cash Flows From Investing Activities
Decrease in restricted funds on deposit            1,798            798              -          2,863
Purchases of property, plant and equipment        (4,996)        (3,006)          (190)        (2,616)
Proceeds from sale of property, plant
 and equipment                                     1,058            263              -            125
                                                ________       ________       ________       ________

Net cash (used in) provided by investing
 activities                                       (2,140)        (1,945)          (190)           372
                                                ________       ________       ________       ________
Cash Flows From Financing Activities
Proceeds from issuance of project
 financing obligations                             5,402          6,012          1,620          7,891
Reduction of project financing obligations        (8,104)        (7,117)             -         (6,933)
Net (decrease) increase in other bank
 borrowings                                       (1,350)           304              -         (1,210)
Proceeds from issuance of long-term debt             849              -              -              -
                                                ________       ________       ________       ________

Net cash (used in) provided by financing
 activities                                       (3,203)          (801)         1,620           (252)
                                                ________       ________       ________       ________

Effect of exchange rate changes on cash             (131)          (229)            (5)           174
                                                ________       ________       ________       ________
Net increase (decrease) in cash
 and cash equivalents                              4,613         (5,059)           488          2,025

Cash and cash equivalents at beginning
 of period                                        11,150         16,209         15,721         13,696
                                                ________       ________       ________       ________

Cash and cash equivalents at end of period      $ 15,763       $ 11,150       $ 16,209       $ 15,721



Supplemental Disclosures of Cash Flow Information

Cash paid (received) during the period for:
 Interest                                       $   491        $   289       $    20        $    345
 Income taxes (1)                                 3,246          1,270            12            (259)

(1) These amounts are net of federal and state income tax refunds of $1 in 1996, $416 in 1995 and $908 (including $907 for the Predecessor Company) in 1994.


Supplemental Schedule of Non-Cash Investing and Financing Activities

(A) On June 27, 1995, the Company issued 64,157 shares of common stock as payment in full of $361 of liabilities for certain legal and professional fees incurred in connection with the Company's reorganization under chapter 11 of the
    Bankruptcy Code.

(B) In 1994, the Predecessor Company increased the carrying amount of the Series A redeemable preferred stock by $129, which represented the estimated fair value of the pre-petition dividends not declared or paid, but were payable under mandatory redemption features.  The Predecessor Company also recorded preferred stock discount accretion of $106 in 1994 on these securities.  As of the Petition Date (see Note B), the Predecessor Company increased the carrying amount of the Series A redeemable preferred stock by $40,555 to the amount of the allowed claim in the Amended
    Plan.

(C) Pursuant to the Amended Plan, the Company issued shares of Common Stock in exchange for the unsecured debt securities of Holdings and the Company and the equity securities of Holdings.


                              See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Bucyrus International, Inc. and Subsidiaries


NOTE A - SUMMARY OF ACCOUNTING POLICIES

       Nature of Operations

       Bucyrus International, Inc. (the "Company"), formerly known as Bucyrus-Erie Company, is a Delaware corporation and a leading manufacturer of surface mining equipment, principally walking draglines, electric mining shovels and blast hole drills, and related replacement parts. Major markets for the surface mining industry are coal mining, copper and iron ore mining and phosphate production.

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

       Cash Equivalents

       All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents. The carrying amount of these investments approximates fair value.

       Restricted Funds on Deposit

       Restricted funds on deposit represent cash and temporary investments used to support the issuance of standby letters of credit and other obligations. The carrying amount of these funds approximates fair value.

       Inventories

       Inventories are stated at lower of cost (first-in, first-out method) or market (replacement cost or estimated net realizable value). Advances from customers are netted against inventories to the extent of related accumulated costs. Advances in excess of related costs and earnings on uncompleted contracts are classified as a liability to customers.

       Intangibles

       As of the Effective Date, intangible assets were recorded at estimated fair value to the extent of available reorganization value and accumulated amortization was eliminated in accordance with the principles of fresh start reporting. Intangible assets consist of engineering drawings and bill-of-material listings which are being amortized on a straight-line basis over 20 years (30 years for the Predecessor Company). At December 31, 1996 and 1995, accumulated amortization for intangible assets was $975,000 and $499,000, respectively.

       Property, Plant and Equipment

       As of the Effective Date, property, plant and equipment was recorded at estimated fair value to the extent of available reorganization value and accumulated depreciation was eliminated in accordance with the principles of fresh start reporting. Additions made subsequent to the Effective Date are recorded at cost. Depreciation is provided over the estimated useful lives of respective assets using the straight-line method for financial reporting and accelerated methods for income tax purposes. Estimated useful lives used for financial reporting purposes range from ten to forty years for buildings and improvements and three to seventeen years for machinery and equipment.

       Foreign Currency Translation

       The assets and liabilities of foreign subsidiaries are generally translated into U.S. dollars using year-end exchange rates. Revenues and expenses are translated at average rates during the year. Adjustments resulting from this translation, except for one foreign subsidiary which operates in a highly inflationary economy, are deferred and reflected as a separate component of Common Shareholders' Investment. For the one subsidiary operating in a highly inflationary economy, adjustments resulting from the translation of financial statements are reflected in the Consolidated Statements of Operations.

       Revenue Recognition

       Revenue from long-term sales contracts is recognized using the percentage-of-completion method. At the time a loss on a contract becomes known, the amount of the estimated loss is recognized in the consolidated financial statements. Included in the current portion of liabilities to customers on uncompleted contracts and warranties are advances in excess of related costs and earnings on uncompleted contracts of $575,000 and $790,000 at December 31, 1996 and 1995,
       respectively.

       Impairment of Long-Lived Assets

       In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment when certain events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company adopted SFAS 121 in 1996. Upon completion of a review of all long-lived assets and intangibles, management determined that no adjustment to the carrying value of these assets is necessary.

       Reclassifications

       Certain reclassifications have been made to the 1995 and 1994 consolidated financial statements to present them on a basis consistent with the current year.

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

       Reorganization items included in the Consolidated Statements of Operations represent the expenses incurred as a result of the Company's efforts to reorganize under chapter 11 of the Bankruptcy Code. In 1995, reorganization items consist entirely of legal and professional fees. Reorganization items in 1994 consist of $8,023,000 of legal and professional fees, $41,122,000 to adjust debt and redeemable preferred stock to the amount of the allowed claims in the Amended Plan and a $1,113,000 write-off of capitalized financing costs. These expenses were partially offset by $365,000 of interest income earned from the Petition Date through December 13, 1994 on accumulated cash balances of Holdings and the Company.

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

NOTE D - RECEIVABLES

       Receivables at December 31, 1996 and 1995 include $6,830,000 and $6,994,000, respectively, of revenues from long-term contracts which were not billable at that date. Billings on long-term contracts are made in accordance with the payment terms as defined in the individual contracts.

       Current receivables are reduced by an allowance for losses of $539,000 and $667,000 at December 31, 1996 and 1995, respectively.

NOTE E - INVENTORIES

       Inventories consist of the following:

                                     1996           1995
                                    (Dollars in Thousands)

       Raw materials and parts     $ 10,628       $ 12,138
       Costs relating to
        uncompleted contracts         4,183          5,861
       Customers' advances offset
        against costs incurred on
        uncompleted contracts        (1,816)        (2,440)
       Work in process               13,746         13,511
       Finished products (primarily
        replacement parts)           44,148         44,496
                                   ________       ________

                                   $ 70,889       $ 73,566


       Inventory was recorded at estimated fair value as of the Effective Date in accordance with the principles of fresh start reporting. The remaining estimated fair value adjustment of $10,065,000 was charged to cost of products sold in 1995 as the inventory was sold.

       During 1995, the Company completed an evaluation of its inventory and recorded a charge of $4,416,000 to cost of products sold for the scrapping and disposal of excess inventory which related to certain older and discontinued machine models.

NOTE F - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

       Accounts payable and accrued expenses consist of the following:

                                     1996           1995
                                    (Dollars in Thousands)

       Trade accounts payable      $ 14,270       $ 16,703
       Wages and salaries             5,495          4,005
       Service and erection           2,138          1,802
       Reorganization items           1,071          1,602
       Excess refund from
        Internal Revenue Service        373          2,700
       Other                         10,418         10,675
                                   ________       ________

                                   $ 33,765       $ 37,487


       In 1996, the Company reached an agreement with the Internal Revenue Service to repay the excess refund in semi-annual payments over five years at 8% interest commencing September 15, 1996. Accordingly, a portion of the liability has been included in long-term liabilities in the Consolidated Balance Sheet at December 31, 1996.

NOTE G - LONG-TERM DEBT AND FINANCING ARRANGEMENTS

       Long-term debt consists of the following:

                                     1996           1995
                                    (Dollars in Thousands)
       Secured Notes due
        December 14, 1999          $ 65,785       $ 58,021
       Bridge Loan Account at
        Bucyrus Europe at
        floating interest rate
        (8.625% at December 31,
        1996 and 1995), due 1997        428          1,600
       Construction Loan at
        Bucyrus Chile, Ltda.            842             58
                                   ________       ________

                                     67,055         59,679
       Less current maturities of
        long-term debt                 (428)        (1,658)
                                   ________       ________

       Long-term debt              $ 66,627       $ 58,021


       Interest on the Secured Notes accrued at a rate of 10.5% per annum until December 14, 1995. Thereafter, interest accrues at a rate of 10.5% per annum, if paid in cash, or 13.0% per annum, if paid in kind. The Credit Agreement (as defined below) required accrued interest on the Secured Notes to be paid in kind prior to January 1, 1996, and thereafter restricts the cash payment of principal and interest on the Secured Notes unless certain ratios and conditions are met. Otherwise, interest on the Secured Notes is payable in kind at the discretion of the Company during the term of the Secured Notes. All interest through June 30, 1996 was accrued at 13% since the Company paid this interest in kind. For the quarter ended September 30, 1996, interest was accrued at 10.5% since at that time it was the Company's intention to pay the December 31, 1996 interest payment in cash. During the fourth quarter of 1996, the Company decided to pay the December 31, 1996 interest payment in kind. As a result, interest expense of $386,000 related to the third quarter of 1996 was recorded during the fourth quarter of 1996.

       The Secured Notes are secured by a security interest on substantially all of the Company's property (other than land and buildings), the shares of the Company's United States subsidiaries and 65% of the shares of certain non-United States subsidiaries (collectively, the "Pledged Shares"). The Secured Notes are subordinated to the security interest in favor of Bank One, Milwaukee, National Association ("Bank One") up to $16,000,000 in indebtedness and other amounts owing under the Credit Agreement (as defined below).

       During 1996, there were two trades of the Secured Notes, which are privately held. In February, 1996, 97.2% of the Secured Notes were purportedly sold for 94.67% of face value. In March, 1996, the remaining 2.8% of the Secured Notes were purportedly sold for 98% of face value. Based on these trades, management believes that the carrying value of the Secured Notes approximates fair value.

       The Construction Loan outstanding at Bucyrus Chile, Ltda. at December 31, 1996 bears interest at 9.24% and is due in February, 1997. However, this loan will be refinanced with a new $2,000,000 construction loan which will be payable commencing in 1999. Therefore, the amount outstanding at December 31, 1996 is classified as long-term debt and the maturities below reflect the refinancing.

       Maturities of long-term debt are the following for each of the next five years:

                    1997                   $    428,000
                    1998                              -
                    1999                     66,356,000
                    2000                        271,000
                    2001                              -

       The Company has a Credit Agreement dated as of December 14, 1994 (the "Credit Agreement"), with Bank One. The Credit Agreement, as amended, contains a credit facility for working capital and general corporate purposes (the "Loan Facility"), a letter of credit facility (the "L/C Facility") and a project financing loan facility (the "Project Financing Facility"). Under the Loan Facility, the Company may borrow up to $2,500,000, provided that it meets certain earnings before interest, taxes, depreciation and amortization tests, as defined. Borrowings under the Loan Facility mature on April 30, 1998 and interest is payable at the Company's option either at a rate equal to Bank One's reference rate plus 0.75% per annum or an adjusted LIBOR rate plus 2.75% per annum. Under the L/C Facility, Bank One has agreed to issue letters of credit through April 30, 1998 in an aggregate amount not in excess of $15,000,000 minus the then outstanding aggregate borrowings by the Company under the Loan Facility, provided that no letter of credit may expire after April 30, 1999. Under the Project Financing Facility, Bank One may make project financing loans to the Company from time to time. Borrowings under the Project Financing Facility bear interest at the Company's option either at a rate equal to Bank One's reference rate or an adjusted LIBOR rate plus a variable margin. Borrowings under the Credit Agreement are secured by a security interest on substantially all of the Company's property (other than land and buildings), including the Pledged Shares. At December 31, 1996 and 1995, the Company had borrowings outstanding under the Loan Facility of $357,000 and $269,000, respectively. At December 31, 1996 and 1995, $7,316,000 and $3,419,000, respectively, of the L/C Facility was being used. Under the Project Financing Facility, the Company has a line of credit for $14,000,000 to support one current order. Bank One has participated a portion of the Project Financing Facility to The Bank of Nova Scotia. Availability is based on the amount of inventory being financed and any accounts receivable relating to such project. Availability at December 31, 1996 was approximately $3,300,000. There were no borrowings under the Project Financing Facility at December 31, 1996 and 1995.

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

       The agreements relating to the Secured Notes and the Credit Agreement permit additional project financing from other lenders to manufacture mining machinery or other products pursuant to binding purchase contracts. Project financing borrowings are secured by the inventory being financed and any accounts receivable relating to such project. Project financing borrowings mature not later than the date of the final payment by the customer under the applicable purchase contract. At December 31, 1996 and 1995, the Company had $2,431,000 and $5,132,000, respectively, of outstanding project financing borrowings not related to the Project Financing Facility. The outstanding project financing borrowings at December 31, 1996 and 1995 bear interest at 8.25% and 7.75%, respectively, and are included in Short-Term Obligations in the Consolidated Balance Sheets.

       As required under various agreements, Equipment Assurance Limited, an off-shore insurance subsidiary of the Company, has pledged $1,056,000 and $2,856,000 of its cash to secure its reimbursement obligations for outstanding letters of credit at December 31, 1996 and 1995, respectively. Bucyrus Chile Ltda. has pledged $23,000 and $21,000 of its cash for a bank guarantee at December 31, 1996 and 1995, respectively. These collateral amounts are classified as Restricted Funds on Deposit in the Consolidated Balance Sheets.


NOTE H - COMMON SHAREHOLDERS' INVESTMENT

       In 1995, the Company's Board of Directors adopted the Bucyrus International, Inc. Non-Employee Directors' Stock Option Plan (the "Directors' Stock Option Plan"). The Directors' Stock Option Plan provides for the automatic grant of non-qualified stock options to non-employee members of the Board of Directors for up to 60,000 shares of Common Stock at an exercise price based on the last sale price of the Common Stock on the date of grant. Options granted vest and are exercisable immediately on the date of grant and terminate on the earlier of ten years after the date of grant, six months after the non-employee director ceases to be a director of the Company by reason of death, or three months after the non-employee director ceases to be a director of the Company for any reason other than death. The following summary shows activity and outstanding balances of options exercisable for shares of Common Stock under the Directors' Stock Option Plan:

                                       Options     Available For
                                     Outstanding   Future Grants

       At plan inception                      -         60,000

       Granted on February 16, 1995
        ($6.00 per share)                 8,000         (8,000)
                                     __________      __________

       Balances at December 31, 1995      8,000         52,000

       Granted on February 8, 1996
        ($9.25 per share)                 8,000         (8,000)

       Granted on March 11, 1996
        ($9.00 per share)                 4,000         (4,000)
                                     __________     __________

       Balances at December 31, 1996
        ($6.00 - $9.25 per share)        20,000         40,000


       At December 31, 1996, all of the options outstanding were exercisable at a weighted average exercise price of $7.90 per share and have a weighted average remaining contractual life of 8.7 years. The weighted average exercise price of options granted in 1996 was $9.17 per share.

       In 1996, the Company's Board of Directors adopted the Bucyrus International, Inc. 1996 Employees' Stock Incentive Plan (the "1996 Employees' Plan"). The 1996 Employees' Plan authorizes the granting to key employees of: (a) stock options, which may be either incentive stock options or non-qualified stock options, at an exercise price per share not less than 55% of the fair market value of the Common Stock on the date of grant; (b) stock appreciation rights at a grant price of not less than 100% of the fair market value of the Common Stock on the date of grant; (c) restricted stock; and (d) performance shares. The 1996 Employees' Plan provides that up to a total of 1,000,000 shares of Common Stock, subject to adjustment under plan provisions, will be available for the granting of awards thereunder.

       The following summary shows activity and outstanding balances of grants under the 1996 Employees' Plan:

                                                  Available For
                                      Granted     Future Grants

       At plan inception                     -      1,000,000

       Non-qualified stock options
        granted on March 11, 1996
        ($5.0875 per share)            200,000       (200,000)

       Restricted stock granted on
        March 11, 1996                 300,000       (300,000)

       Non-qualified stock options
        granted on November 7, 1996
        ($8.75 per share)               30,000        (30,000)

       Stock appreciation rights
        granted on November 7, 1996
        ($8.75 per share)               50,000        (50,000)
                                     _________      _________

       Balances at December 31, 1996   580,000        420,000


       At December 31, 1996, options for 200,000 shares were exercisable at an exercise price of $5.0875 per share. The weighted average exercise price of the options granted in 1996 was $5.57 per share. The weighted average remaining contractual life of the options at December 31, 1996 was 9.3 years.

       The restricted stock vests in installments over a period of time as determined in each individual grant and is subject to restrictions imposed by the Board of Directors. The stock appreciation rights may be settled in cash, Common Stock or other consideration as determined in each individual grant. The remaining contractual life of the stock appreciation rights at December 31, 1996 was 9.8 years.

       Certain grants under the 1996 Employees' Plan result in additional compensation expense to the Company. Compensation related to future periods is reported as an offset within Common Shareholders' Investment in the Consolidated Balance Sheet. Stock compensation expense recognized for the year ended December 31, 1996 was $668,000.

       The Company accounts for the Directors' Stock Option Plan and the 1996 Employees' Plan in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," as allowed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Had compensation expense for these plans been determined consistent with SFAS 123, the Company's net earnings (loss) and net earnings (loss) per share would have been reduced to the following pro forma amounts:

                                             1996        1995
                                          (Dollars in Thousands,
                                         Except Per Share Amounts)

       Net Earnings (Loss)  As Reported     $2,878     $(18,772)
                            Pro Forma        2,688      (18,808)

       Net Earnings (Loss)  As Reported       .28       (1.84)
        Per Share           Pro Forma         .26       (1.84)

       The weighted average grant-date fair value of stock options granted in 1996 and 1995 under the Directors' Stock Option Plan was $4.93 and $4.44 per option, respectively. The weighted average grant-date fair value of stock options granted under the 1996 Employees' Plan whose exercise price was less than market price of the Common Stock on the date of grant was $6.55 per option. The weighted average grant-date fair value of stock options granted under the 1996 Employees' Plan whose exercise price was equal to the market price of the Common Stock on the date of grant was $6.00 per option. The grant-date fair value of the restricted stock was $9.00 per share. The grant-date fair value of the stock appreciation rights was $6.00 per right. The fair value of grants is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                     Directors'            1996
                                  Stock Option Plan   Employees' Plan
                                 1996       1995           1996

       Risk-free interest rate    6.48%      6.41%          6.34%

       Expected dividend yield       0%         0%             0%

       Expected life            7 years     7 years     5.6 years

       Calculated volatility     67.07%     73.92%         66.10%

NOTE I - INCOME TAXES

       Deferred taxes are provided to reflect temporary differences between the financial and tax basis of assets and liabilities using presently enacted tax rates and laws. A valuation allowance is recognized if it is more likely than not that some or all of the deferred tax assets will not be realized.

       Earnings (loss) before income taxes and extraordinary gain consists of the following:

                                                              Predecessor
                                                                Company
                                               December 14-    January 1-
                   Years Ended December 31,    December 31,   December 13,
                      1996           1995          1994           1994
                                   (Dollars in Thousands)

United States      $     232      $ (22,749)     $   (199)     $ (23,972)
Foreign                4,404          6,491          (228)         2,534
                   _________      _________      _________     _________

Total              $   4,636      $ (16,258)     $   (427)     $ (21,438)



       The provision for income taxes consists of the following:

                                                              Predecessor
                                                                Company
                                               December 14-    January 1-
                   Years Ended December 31,    December 31,   December 13,
                      1996           1995          1994           1994
                                   (Dollars in Thousands)
Foreign income taxes:
 Current           $   1,902      $   4,080      $      90     $     956
 Deferred               (430)        (1,717)             -           259
                   _________      _________      _________     _________

 Total                 1,472          2,363             90         1,215

Other (state and
 local taxes):
  Current                274            163             35           180
  Deferred                12            (12)             -             -
                   _________      _________      _________     _________

  Total                  286            151             35           180
                   _________      _________      _________     _________
Total income tax
 expense           $   1,758      $   2,514      $     125     $   1,395


       Total income tax expense differs from amounts expected by applying the Federal statutory income tax rate to earnings (loss) before income taxes and extraordinary gain as set forth in the following table:

                                                                                         Predecessor
                                                                                           Company
                                                                      December 14 -       January 1 -
                                 Years Ended December 31,             December 31,        December 13,
                                 1996                1995                1994                1994
                            Tax                 Tax                 Tax                 Tax
                          Expense             Expense             Expense             Expense
                         (Benefit)  Percent  (Benefit)  Percent  (Benefit)  Percent  (Benefit)  Percent
                                                       (Dollars in Thousands)
Tax benefit at
 Federal statutory
 rate                    $  1,622    35.0%   $ (5,690)  (35.0)%  $   (150)  (35.0)%  $ (7,503)  (35.0)%
Valuation allowance
 adjustments                  (81)    (1.7)     7,189    44.2          92      21.5      5,310    24.8
Impact of foreign
 subsidiary income,
 tax rates and tax
 credits                        7      .2         419     2.6         179    41.9         187      .9
State income taxes
 net of Federal
 income tax benefit           136     2.9          27      .2          (7)   (1.6)         66      .3
Nondeductible
 reorganization
 expenses                       -       -         322     2.0           -       -       3,268    15.2
Bell Helicopter
 settlement                     -       -           -       -           -       -        (439)   (2.0)
Other items                    74     1.5         247     1.5          11     2.5         506     2.3
                         ________   ______   ________   ______   ________   ______   ________   ______
Total income
 tax expense             $  1,758    37.9%   $  2,514    15.5%   $    125    29.3%   $  1,395     6.5%

       Significant components of deferred tax assets and deferred tax liabilities are as follows:

                                          December 31,
                                      1996           1995
                                     (Dollars in Thousands)
       Deferred tax assets:
        Postretirement benefits    $    4,777     $    4,905
        Inventory valuation
         provisions                     3,978          4,687
        Accrued and other
         liabilities                    7,286          9,003
        Research and development
         expenditures                   8,711          6,239
        Tax loss carryforward          27,644         27,788
        Tax credit carryforward           479            479
        Other items                       524            450
                                   __________     __________

        Total deferred tax assets      53,399         53,551

       Deferred tax liabilities -
        Excess of book basis over
         tax basis of property,
         plant and equipment and
         intangible assets             (9,008)        (9,966)
       Valuation allowance            (41,637)       (41,249)
                                   __________     __________
       Net deferred tax asset
        recognized in the
        Consolidated
        Balance Sheets             $    2,754     $    2,336


       Due to the recent history of net operating losses, a valuation allowance has been used to reduce the net deferred tax assets (after giving effect to deferred tax liabilities) for domestic operations to an amount that is more likely than not to be realized. For the year ended December 31, 1996, the valuation allowance was increased by $388,000 to offset an increase in net deferred tax assets for which no tax benefit was recognized.

       Because the consummation of the Amended Plan on the Effective Date resulted in an "ownership change" within the meaning of Section 382 of the Internal Revenue Code, the net operating loss carryforwards ("NOL") available to the Company as of the Effective Date were limited to $53,460,000, the annual use of which is limited to $3,564,000 plus any unused annual NOL limitation amounts from years subsequent to the Effective Date. NOL incurred subsequent to the Effective Date is not subject to the annual Section 382 limitation. At December 31, 1996, the Company has available approximately $69,109,000 of federal NOL, expiring in years 2003 through 2011, to offset against future taxable income. The total federal NOL available for 1997, including the 1997 annual NOL limitation amount, is approximately $26,341,000.

       Additionally, the Company has available for federal income tax purposes approximately $479,000 of alternative minimum tax credit carryforward which carries forward indefinitely. However, because the credit arose prior to the Effective Date, it will be subject to the annual limitations discussed above and will not be usable until the year 2010.

       The Company also has a significant amount of state NOL's (which expire in the years 1997 through 2011) available to offset future state taxable income in states where it has significant operations. Since the majority of states in which the Company files its state returns follow rules similar to federal rules, it is expected that the usage of state NOL's will be limited to approximately $61,000,000.

       Cumulative undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested, and on which U.S. income taxes have not been provided by the Company, amounted to approximately $19,000,000 at December 31, 1996. It is not practicable to estimate the amount of additional tax which would be payable upon repatriation of such earnings; however, due to foreign tax credit limitations, higher effective U.S. income tax rates and foreign withholding taxes, additional taxes could be incurred.

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

       The following tables set forth the domestic plans' funded status and amounts recognized in the consolidated financial statements at December 31, 1996 and 1995:

                                        Status of All Plans
                               1996                     1995
                       Assets     Accumulated   Assets     Accumulated
                       Exceed      Benefits     Exceed      Benefits
                     Accumulated    Exceed    Accumulated    Exceed
                      Benefits      Assets     Benefits      Assets
                                   (Dollars in Thousands)
Actuarial present
 value of benefit
 obligations:
  Accumulated
   benefit
   obligation:
    Vested           $ (54,487)   $    (362)   $ (47,057)   $    (186)
    Non-vested          (4,357)           -       (5,052)           -
                     _________    _________    _________    _________
  Total accumulated
   benefit
   obligation        $ (58,844)   $    (362)   $ (52,109)   $    (186)


  Projected benefit
   obligation
   for services
   rendered to
   date              $ (66,760)   $    (478)   $ (58,458)   $    (769)
Plan assets at
 fair value,
 primarily listed
 stocks and
 corporate and U.S.
 government bonds       63,718            -       59,589            -
                     _________    _________    _________    _________
Projected benefit
 obligation less
 than (in excess
 of) plan assets        (3,042)        (478)       1,131         (769)
Unrecognized net
 (gain) loss             2,219           14       (2,635)          84
                     _________    _________    _________    _________
Net pension liability
 recognized in
 the Consolidated
 Balance Sheets      $    (823)   $    (464)   $  (1,504)   $    (685)


       The weighted average discount rate, rate of increase in future compensation levels, and expected long-term rate of return on assets used to develop the projected benefit obligation at December 31, 1996 were 7.5%, 4.5% and 9%, respectively. The corresponding rates used at December 31, 1995 were 7.75%, 5% and 9%, respectively. Mortality assumptions were also updated in 1996. The changes in the various assumptions resulted in a $6,581,000 increase in the projected benefit obligation.

       The foreign subsidiaries do not have a material pension liability at December 31, 1996 and 1995.

       Net domestic periodic pension cost includes the following components:

                                                              Predecessor
                                                                Company
                                               December 14-   January 1-
                    Years Ended December 31,   December 31,   December 13,
                       1996        1995           1994           1994
                                  (Dollars in Thousands)

Service cost         $  1,554    $  1,308       $     79       $  1,591
Interest cost           4,431       4,259            186          3,714
Actual return on
 plan assets           (7,697)    (10,483)           (27)          (533)
Net amortization
 and deferral           2,527       6,219           (194)        (4,231)
                     ________    ________       ________       ________
Net periodic
 pension cost        $    815    $  1,303       $     44       $    541


       The Company has 401(k) Savings Plans available to substantially all United States employees. Matching employer contributions are made in accordance with plan provisions subject to certain limitations. Matching employer contributions made were $801,000 in 1996, $611,000 in 1995 and $655,000 (including $622,000 for the Predecessor Company) in 1994.

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

       The following table sets forth the plan's status and amounts recognized in the consolidated financial statements at December 31, 1996 and 1995:

                                       1996           1995
                                      (Dollars in Thousands)
       Accumulated postretirement
        benefit obligation:
         Retirees                  $    (8,165)   $    (7,511)
         Fully eligible active
          plan participants               (746)          (792)
         Other active plan
          participants                  (5,958)        (5,506)
                                   ___________    ___________

                                       (14,869)       (13,809)

       Unrecognized net loss             2,280            873
                                   ___________    ___________
       Accrued postretirement
        benefit cost recognized
        in the Consolidated
        Balance Sheets             $   (12,589)   $   (12,936)


       Net periodic postretirement benefit cost includes the following components:

                                                                 Predecessor
                                                                   Company
                                                  December 14-   January 1-
                     Years Ended December 31,     December 31,   December 13,
                        1996       1995             1994           1994
                                  (Dollars in Thousands)

Service cost          $    323   $    266         $     15       $    303
Interest cost            1,039      1,064               51          1,003
                      ________   ________         ________       ________
Net periodic post-
 retirement benefit
 cost                 $  1,362   $  1,330         $     66       $  1,306


       The weighted average discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1996 and 1995 was 7.5% and 7.75%, respectively. The decrease in the discount rate resulted in a $271,000 increase in the accumulated postretirement benefit obligation. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10% at December 31, 1996, declining 1% each year thereafter, to 5% in the year 2002 and beyond. A 1% increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation at December 31, 1996 by $972,000 and would increase the net periodic postretirement benefit cost for 1996 by $109,000.

NOTE L - RESEARCH AND DEVELOPMENT

       Expenditures for design and development of new products and improvements of existing mining machinery products, including overhead, aggregated $6,930,000 in 1996, $5,739,000 in 1995 and
       $4,181,000 (including $3,945,000 for the Predecessor Company) in 1994. All engineering and product development costs are charged to product development expense as incurred.

NOTE M - CALCULATION OF NET EARNINGS (LOSS) PER SHARE OF COMMON STOCK

       1996 net earnings per share of common stock is based on the weighted average number of common and common equivalent shares outstanding during the year. Restricted common stock (see Note H) is considered to be issued and outstanding and is included in the net earnings per share calculation using the treasury stock method. Previous years' net earnings (loss) per share of common stock are based on the weighted average number of common shares outstanding since common stock equivalents were not significant. Stock options outstanding in 1994 under the B-E Holdings, Inc. 1988 Stock Option Plan were not included in the per share calculations because they were anti-dilutive. The weighted average number of common and common equivalent shares outstanding for the years ended December 31, 1996 and 1995, the period December 14, 1994 to December 31, 1994 and the period January 1, 1994 to December 13, 1994, were 10,258,604, 10,203,462, 10,170,417 and 9,268,627, respectively.

       Net earnings attributable to common shareholders for the Predecessor Company includes redeemable preferred stock dividends declared and paid as well as dividends earned but not declared.

NOTE N - FOREIGN OPERATIONS, EXPORT SALES AND SIGNIFICANT CUSTOMERS

       The Company designs, manufactures and sells products in a single industry segment, Energy and Industrial Products. Operations are conducted in the United States and through subsidiaries located throughout the world.

       Financial information by geographical area is summarized in the following table. Each geographic area represents the origin of the financial information presented. Transfers between geographic areas represent intercompany export sales of goods produced in the United States and are accounted for based on established sales prices between the related companies. In computing operating earnings for non-United States subsidiaries, no allocations of interest or income taxes have been made. Eliminations for operating earnings (loss) include elimination of general corporate expenses. Identifiable assets of subsidiaries are those related to the operations of those subsidiaries. United States assets consist of all other operating assets.

                             Transfers
                 Sales to     Between                 Operating
               Unaffiliated  Geographic     Total     Earnings    Identifiable
                Customers      Areas      Net Sales    (Loss)        Assets
                                  (Dollars in Thousands)
1996

 United States  $ 175,675     $  24,451   $ 200,126   $   7,830    $ 118,375
 South America     27,602             -      27,602       2,270       19,358
 Australia, Far
  East and South
  Africa           40,896           134      41,030       4,190       22,135
 Other Foreign     19,613           (14)     19,599       1,126       15,556
 Eliminations           -       (24,571)    (24,571)     (2,223)      (2,529)
                _________     _________    _________   _________    _________

                $ 263,786     $       -    $ 263,786   $  13,193    $ 172,895

1995

 United States  $ 132,320     $  29,847    $ 162,167   $ (17,689)   $ 119,791
 South America     29,954             -       29,954       3,326       18,775
 Australia, Far
  East and South
  Africa           46,923             -       46,923       4,151       18,127
 Other Foreign     22,724           289       23,013       2,208       20,342
 Eliminations           -       (30,136)     (30,136)     (2,000)      (2,997)
                _________     _________    _________   _________    _________

                $ 231,921     $       -    $ 231,921   $ (10,004)   $ 174,038

1994

 United States  $ 122,765     $  23,019    $ 145,784   $ (11,709)   $ 132,430
 South America     17,016             7       17,023       1,859       15,700
 Australia, Far
  East and South
  Africa           36,179            23       36,202       2,890       19,674
 Other Foreign     18,024           234       18,258       1,129       14,818
 Eliminations           -       (23,283)     (23,283)     (1,839)      (2,749)
                _________      _________   _________   _________    _________

                $ 193,984     $       -    $ 193,984   $  (7,670)   $ 179,873

       Export sales from United States operations, excluding sales to affiliates, amounted to $103,777,000 in 1996, $69,476,000 in 1995 and
       $60,627,000 (including $57,898,000 for the Predecessor Company) in
       1994.

       In 1996, one customer received approximately 14% of the Company's consolidated net sales. In 1995 and 1994, a different customer received approximately 22% and 20%, respectively, of the Company's consolidated net sales. The Company is not dependent upon any one customer.

NOTE O - COMMITMENTS, CONTINGENCIES AND CREDIT RISKS

       Jackson National Life Insurance Company ("JNL"), the holder of approximately 40.14% of the outstanding Common Stock and 97.2% of the Secured Notes, has filed a claim (the "JNL 503(b) Claim") against the Company for reimbursement of approximately $3,300,000 of professional fees and disbursements incurred in connection with the Company's chapter 11 proceedings pursuant to Section 503(b) of the Bankruptcy Code. Pursuant to a settlement agreement dated May 23, 1995, JNL agreed that, in the event that the JNL 503(b) Claim is allowed in whole or in part by the Bankruptcy Court, in lieu of requiring payment of any award in cash, JNL will accept payment in Common Stock at a price equal to $5.6375 per share. By order dated June 3, 1996, the Bankruptcy Court ruled that JNL would be awarded the sum of $500. JNL has appealed the decision. The Company has been advised by its reorganization counsel that in said counsel's opinion the JNL 503(b) Claim is without merit; however, the ultimate outcome of this matter cannot presently be determined. Accordingly, no provision for any loss that may result upon resolution of this matter has been made in the consolidated financial statements.

       Concurrently with the trial of the JNL 503(b) Claim, the Bankruptcy Court considered the final fee application of the law firm of Milbank, Tweed, Hadley & McCloy ("Milbank"), who rendered services as reorganization counsel for the Company in connection with the chapter 11 proceedings. The Milbank fee application was for approximately $2,330,000, of which 80% had previously been paid by the Company on an interim basis. By order dated June 3, 1996, the Bankruptcy Court ruled that Milbank would receive 80% of the claimed amount as full and final compensation, thereby resulting in no further payments being due and owing to Milbank on the claim. JNL appealed the decision of the Bankruptcy Court not to order disgorgement of amounts already paid to Milbank. Milbank has not appealed the decision.

       The Company's wholly-owned subsidiary, Boonville Mining Services, Inc. ("BMSI"), was a defendant in an amended complaint filed on September 24, 1992 by Dresser Industries, Inc. and Global Industrial Technologies, Inc. (the "Plaintiffs"), alleging that BMSI's purchase of drawings and other assets of C&M of Indiana, a division of Construction and Mining Services, Inc., and BMSI's use of these and other drawings allegedly acquired subsequently, constituted a misappropriation of the Plaintiffs' trade secrets relating to Marion Power Shovel Company, a division of Global Industrial Technologies, Inc. BMSI had denied these claims. On June 17, 1996, BMSI settled the litigation which resulted in an immaterial effect on earnings.

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

       The Company has obligations under various operating leases and rental and service agreements. The expense relating to these agreements was $5,658,000 in 1996, $5,351,000 in 1995 and $4,720,000 (including
       $4,525,000 for the Predecessor Company) in 1994. Future minimum annual payments under noncancellable agreements are as follows:

               1997                $ 5,248,000
               1998                  4,256,000
               1999                  1,938,000
               2000                  1,418,000
               2001                  1,063,000
               After 2001            1,187,000


                                   $15,110,000


       At December 31, 1996, the Company is also committed to acquire approximately $1,550,000 of equipment. The Company expects to lease the equipment.

       A significant portion of the Company's consolidated net sales are to customers whose activities are related to the coal, copper and iron ore mining industries, including some who are located in foreign countries. The Company generally extends credit to these customers and, therefore, collection of receivables may be affected by the mining industry economy and the economic conditions in the countries where the customers are located. However, the Company closely monitors extension of credit and has not experienced significant credit losses. Also, most foreign sales are made to large, well-established companies. The Company generally requires collateral or guarantees on foreign sales to smaller companies.

NOTE P -    QUARTERLY RESULTS - UNAUDITED

       Quarterly results are as follows:

                                 Quarters Ended at End of
                         March     June    September December
                                  (Dollars in Thousands,
                                 Except Per Share Amounts)

Net sales:
 1996                  $ 61,456  $ 69,364  $ 68,077  $ 64,889
 1995                    56,873    55,709    61,408    57,931

Gross profit:
 1996                  $ 11,793  $ 12,004  $ 12,785  $ 12,078
 1995                     7,179     7,927     2,782     8,481

Net earnings (loss):
 1996(1)               $    298  $    612  $  1,495  $    473
 1995(2)                 (2,059)   (2,985)  (12,051)   (1,677)

Net earnings (loss)
 per share:
 1996                  $    .03  $    .06  $    .14  $    .05
 1995                      (.20)     (.29)    (1.18)     (.16)

Weighted average shares
 used in calculation
 (in thousands):
 1996                    10,235    10,235    10,235    10,273
 1995                    10,170    10,173    10,235    10,235

(1) Interest expense on the Secured Notes of $386,000 related to the quarter ended September 30, 1996 was recorded during the quarter ended December 31, 1996. See Note G.

(2) Included in the net loss for the quarter ended September 30, 1995 were inventory obsolescence adjustments of $4,416,000, a $1,018,000 charge for the reestimation of certain customer warranty reserves, and restructuring expenses of $2,577,000.

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Board of Directors and
Shareholders of Bucyrus International, Inc.:

We have audited the accompanying balance sheets of Bucyrus International, Inc. (Delaware Corporation) as of December 31, 1996 and 1995 and the related statements of operations, common shareholders' investment and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bucyrus International, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.




                                  /s/Arthur Andersen LLP
                                  ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin,
January 31, 1997.

  Deloitte &
  Touche LLP
____________        ________________________________________________________
                    411 East Wisconsin Avenue      Telephone: (414) 271-3000
                    Milwaukee, Wisconsin 53202-4496

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Bucyrus International, Inc.:

We have audited the accompanying consolidated statements of operations, common shareholders' investment (deficiency in assets) and cash flows of Bucyrus International, Inc. (formerly Bucyrus-Erie Company) and subsidiaries (the "Company") for the period from December 14, 1994 to December 31, 1994 and the period from January 1, 1994 to December 13, 1994 (Predecessor Company operations). These financial statements are the responsibility of Company management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As discussed in Note B to the consolidated financial statements, on December 1, 1994, the Bankruptcy Court entered an order confirming an Amended Joint Plan of Reorganization which became effective on December 14, 1994. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," for the Company as a new entity with assets, liabilities, and a capital structure having carrying values not comparable with prior periods as discussed in Note B to the consolidated financial statements. Under the Amended Joint Plan of Reorganization, the Company's parent, B-E Holdings, Inc., was merged with and into the Company as of the effective date. The consolidated financial statements for the period prior to December 14, 1994 includes the operating results of the merged entities (Predecessor Company).

In our opinion, the Company's consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Bucyrus International, Inc. and subsidiaries for the period December 14, 1994 to December 31, 1994 in conformity with generally accepted accounting principles. Further, in our opinion, the Predecessor Company consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Predecessor Company for the period January 1, 1994 to December 13, 1994 in conformity with generally accepted accounting principles.

/s/Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
April 10, 1995

_______________
Deloitte Touche
Tohmatsu
International
_______________

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Bucyrus International, Inc. and Subsidiaries


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

LIQUIDITY AND CAPITAL RESOURCES

   Working capital and current ratio are two financial measurements which provide an indication of the Company's ability to meet its short-term obligations. These measurements at December 31, 1996, 1995 and 1994 were as follows:

                                    1996         1995         1994
                                        (Dollars in Thousands)

Working capital                   $78,814      $65,330      $78,208
Current ratio (ratio of current
  assets to current liabilities)  2.9 to 1     2.2 to 1     2.6 to 1

   The increase in working capital and the current ratio for the year ended December 31, 1996 was primarily due to a decrease in current liabilities to customers on uncompleted contracts and warranties and a decrease in outstanding project financing borrowings. The decrease in working capital and the current ratio for the year ended December 31, 1995 was primarily due to the inventory fair value adjustment of $10,065,000 being charged to cost of products sold as the inventory was sold and an inventory obsolescence provision of $4,416,000. See RESULTS OF OPERATIONS - Cost of Products Sold.

   The table below summarizes the Company's cash position at December 31,
1996:
                                Restricted    Unrestricted
Location                           Cash           Cash          Total
                                        (Dollars in Thousands)

United States                    $     -        $ 9,230        $ 9,230
Foreign Subsidiaries                  23          5,945          5,968
Equipment Assurance Limited        1,056            588          1,644
                                 _______        _______        _______

                                 $ 1,079        $15,763        $16,842

   A portion of the unrestricted cash at the foreign subsidiaries is not readily repatriatable because it is required for working capital purposes at these respective locations.

   The following table reconciles Earnings (Loss) Before Income Taxes and Extraordinary Gain to earnings before extraordinary gain, interest expense, income taxes, depreciation, amortization, stock compensation, (gain) loss on sale of fixed assets, restructuring expenses, reorganization items and inventory fair value adjustment charged to cost of products sold ("Adjusted EBITDA") (see footnote 3 below):

                                                                Predecessor
                                                                 Company
                                              December 14 -     January 1 -
                 Years Ended December 31,     December 31,      December 13,
                  1996          1995             1994              1994
                               (Dollars in Thousands)

Earnings (loss)
 before income
 taxes and
 extraordinary
 gain           $   4,636      $(16,258)        $   (427)        $(21,438)
Restructuring
 expenses               -         2,577                -                 -
Reorganization
 items                  -           919                -             9,338
Inventory fair
 value adjustment
 charged to cost
 of products
 sold                   -        10,065              362                 -
Non cash expenses:
 Depreciation       3,882         3,671              145             7,356
 Amortization       1,142         1,194               23             3,679
 Stock
  compensation        668             -                -                 -
 (Gain) loss on
  sale of fixed
  assets              362          (166)               5                37
 Payment in kind
  interest on the
  Secured Notes and
  deferred rent
  (interest) on sale
  and leaseback
  financing
  arrangement
  (Predecessor
  Company)          7,783         5,691              258             7,287
 Amortization of
  debt discount         -             -                -                71
Cash interest
 expense (1)          774           563               26             6,553
                 ________      ________         ________          ________

Adjusted
 EBITDA (2)(3)   $ 19,247      $  8,256         $    392          $ 12,883

   (1) Cash interest expense for the Predecessor Company includes all accrued but unpaid interest prior to February 18, 1994 (the "Petition Date"), the date the Predecessor Company commenced voluntary petitions under Chapter 11 of the Bankruptcy Code. Contractual interest of $20,250,000 on the unsecured debt of the Predecessor Company did not accrue subsequent to the Petition Date. Excludes interest on the Secured Notes due December 14, 1999 ("Secured Notes") that will be paid in kind, amortization of debt discount and deferred rent (interest) on the sale and leaseback financing arrangement.

   (2) Adjusted EBITDA for the year ended December 31, 1995 is reduced by a charge of $4,416,000 to cost of products sold for the scrapping and disposal of excess inventory which related to certain older and discontinued machine models.

   (3) The Company is presenting a calculation of Adjusted EBITDA to highlight the effects that fresh start accounting, restructuring expenses and reorganization items have on reported net earnings. Since cash flow from operations is very important to the Company's future, the Adjusted EBITDA calculation provides a summary review of cash flow performance. In addition, the Company is required to maintain certain minimum Adjusted EBITDA levels under its bank credit agreement (see below). The Adjusted EBITDA calculation is not an alternative to operating income under generally accepted accounting principles as an indicator of operating performance or to cash flows as a measure of liquidity.

   Pursuant to the Amended Plan, the Company entered into a Credit Agreement dated as of December 14, 1994 (the "Credit Agreement") with Bank One, Milwaukee, National Association ("Bank One"). The Credit Agreement, as amended, contains a credit facility for working capital and general corporate purposes (the "Loan Facility"), a letter of credit facility (the "L/C Facility") and a project financing loan facility (the "Project Financing Facility"). Under the Loan Facility, the Company may borrow up to $2,500,000, provided that it meets certain earnings before interest, taxes, depreciation and amortization tests, as defined. Borrowings under the Loan Facility mature on April 30, 1998. Under the L/C Facility, Bank One has agreed to issue letters of credit through April 30, 1998 in an aggregate amount not in excess of $15,000,000 minus the then outstanding aggregate borrowings by the Company under the Loan Facility, provided that no letter of credit may expire after April 30, 1999. Under the Project Financing Facility, Bank One may make project financing loans to the Company from time to time. Borrowings under the Credit Agreement are secured by a security interest on substantially all of the Company's property (other than land and buildings), including the shares of the Company's United States subsidiaries and 65% of the shares of certain non-United States subsidiaries. At December 31, 1996 and 1995, the Company had borrowings outstanding under the Loan Facility of $357,000 and $269,000, respectively. At December 31, 1996 and 1995, $7,316,000 and
$3,419,000, respectively, of the L/C Facility was being used. Under the Project Financing Facility, the Company has a line of credit for $14,000,000 to support one current order. Bank One has participated a portion of the Project Financing Facility to The Bank of Nova Scotia. Availability is based on the amount of inventory being financed and any accounts receivable relating to such project. Availability at December 31, 1996 was approximately $3,300,000. There were no borrowings under the Project Financing Facility at December 31, 1996 and 1995.

   The agreements relating to the Secured Notes and the Credit Agreement permit additional project financing from the lenders to manufacture mining machinery or other products pursuant to binding purchase contracts. Project financing borrowings are secured by the inventory being financed and any accounts receivable relating to such project. Project financing borrowings mature not later than the date of the final payment by the customer under the applicable purchase contract. At December 31, 1996 and 1995, the Company had $2,431,000 and $5,132,000, respectively, of outstanding project financing borrowings not related to the Project Financing Facility. These borrowings are classified as Short-Term Obligations in the Consolidated Balance Sheets.

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

   The Company had outstanding letters of credit and guarantees of $14,619,000 at December 31, 1996. Of this amount, $7,316,000 is related to the Credit Agreement with the remainder provided by various banks and insurance companies.

   At December 31, 1996, the Company had approximately $3,414,000 of open capital appropriations. Included in open capital appropriations is the remaining $1,930,000 for a new service shop facility in Chile which is being financed primarily with a local bank in Chile and the remaining $507,000 for land and a new facility in South Africa.

   In addition, the Company has committed $5,400,000 of a potential $20,000,000 machine shop tool modernization project. The initial machine tools have been leased and the remaining machine tools are expected to be financed or leased.

CAPITALIZATION

   The long-term debt to equity ratio at December 31, 1996 and 1995 was
1.8 to 1 and 1.7 to 1, respectively.

RESULTS OF OPERATIONS

Net Sales

   Net sales for 1996 were $263,786,000 compared with $231,921,000 for 1995.
Sales of repair parts and services for 1996 were $156,390,000, which is an increase of .6% from 1995. This increase consists of an increase in sales at Minserco, Inc., a mining service subsidiary of the Company, offset by a
decrease in sales of repair parts, primarily at foreign locations.   Machine
sales for 1996 were $107,396,000, which is an increase of 40.4% from 1995. The increase in machine sales was primarily due to increased electric mining shovel shipments, primarily in copper markets.

   Net sales for 1995 were $231,921,000 compared with $193,984,000 for 1994.
Sales of repair parts and services for 1995 were $155,434,000, which is an increase of 7.5% from 1994. The increase in repair parts and service sales was primarily due to increased repair parts sales at foreign locations as a result of higher demand for replacement parts. Machine sales for 1995 were $76,487,000, which is an increase of 54.7% from 1994. The increase was due to increased blast hole drill and electric mining shovel shipments, primarily in copper, coal and iron ore markets.

Other Income

   Other income, which consists primarily of interest income, was $1,003,000, $1,295,000 and $3,055,000 for 1996, 1995 and 1994, respectively.
Included in the amount for 1994 was a favorable insurance settlement of $1,350,000.

Cost of Products Sold

   Cost of products sold for 1996 was $215,126,000 or 81.6% of net sales compared with $205,552,000 or 88.6% of net sales for 1995 and $164,114,000 or
84.6% of net sales for 1994.     Included in cost of products sold for 1995 and
1994 were charges of $10,065,000 and $362,000, respectively, as a result of the fair value adjustment to inventory. This adjustment was made in accordance with the principles of fresh start reporting adopted in 1994 and was charged to cost of products sold as the inventory was sold. Also included in cost of products sold for 1995 was a charge of $4,416,000 for the scrapping and disposal of excess inventory which related to certain older and discontinued machine models. Excluding the effects of the inventory fair value adjustment and excess inventory charge, cost of products sold as a percentage of net sales for 1995 was 82.4%. The increase in gross margin percentage for 1996, not including the fair value and excess inventory adjustments, was primarily due to improved margins on machine sales.

Product Development, Selling, Administrative and Miscellaneous Expenses

   Product development, selling, administrative and miscellaneous expenses for 1996 were $36,470,000 or 13.8% of net sales compared with $34,172,000 or 14.7% of net sales in 1995 and $31,257,000 or 16.1% of net sales in 1994. The dollar increase for 1996 was primarily due to higher product development and service costs to provide increased support to customers.

Interest Expense

   Interest expense for 1996 was $8,557,000 compared with $6,254,000 for 1995. The increase for 1996 was primarily due to an increase in the interest rate on the Secured Notes from 10.5% to 13% effective December 14, 1995 for interest paid in kind by adding the interest to the principal balance. Also, interest on the Secured Notes was accrued on a higher principal balance in 1996 since all interest paid to date has been paid in kind. The Company has the option of paying interest on the Secured Notes in cash at 10.5% or in kind at 13%.

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

Reorganization Items

   Reorganization items represent the expenses incurred as a result of the Company's efforts to reorganize under chapter 11 of the Bankruptcy Code. In 1995, reorganization items consist entirely of legal and professional fees. Reorganization items in 1994 consist of $8,023,000 of legal and professional fees, $41,122,000 to adjust debt and redeemable preferred stock to the amount of the allowed claims in the Amended Plan and a $1,113,000 write-off of capitalized financing costs. These expenses were partially offset by $365,000 of interest income earned from the Petition Date through December 13, 1994 on accumulated cash balances of Holdings and the Company.

Income Taxes

   Income tax expense consists primarily of foreign taxes at applicable statutory rates.

Net Earnings (Loss)

   Net earnings for 1996 was $2,878,000 compared with a net loss of $18,772,000 for 1995. During 1995, the Company undertook a restructuring of its corporate headquarters and foreign subsidiaries and completed an evaluation of its inventories and other items. The Company, in evaluating its inventory, determined that excess levels existed for certain older and discontinued machine models. Accordingly, a charge of $4,416,000 was made in 1995 for the eventual scrapping and disposal of this inventory. Severance costs of $2,577,000 were also recorded to reflect the cost of reduced employment at the corporate headquarters and foreign subsidiaries, and the resignation of three former officers. In addition, a $1,018,000 charge resulting from the reestimation of certain customer warranty reserves was recorded in 1995 and a $919,000 charge was made for reorganization items related to issues continuing from the bankruptcy proceedings. Net loss for 1995 also included $8,633,000 (net of income taxes) of the inventory fair value adjustment related to fresh start reporting.

   Net loss for 1995 was $18,772,000 compared with net earnings of $119,095,000 for 1994. Included in net earnings for 1994 was an extraordinary gain on debt discharge of $142,480,000, which was partially offset by reorganization items of $9,338,000.

Backlog and New Orders

   The Company's consolidated backlog on December 31, 1996 was $158,727,000 compared with $118,024,000 at December 31, 1995 and $72,346,000 at
December 31, 1994. Machine backlog at December 31, 1996 was $49,020,000, which is a decrease of 25.5% from December 31, 1995. The decrease in machine backlog from December 31, 1995 was primarily in electric mining shovel volume. Repair parts and service backlog at December 31, 1996 was $109,707,000, which is an increase of 110.1% from December 31, 1995. The increase in repair parts and service backlog from December 31, 1995 was primarily at foreign locations and reflect new orders related to long-term maintenance and repair contracts which will be completed in the next three to five years.

   New orders for 1996 were $304,489,000, which is an increase of 9.7% from 1995. New machine orders for 1996 were $90,606,000, which is a decrease of 22.3% from 1995. The decrease in new machine orders for 1996 was primarily in electric mining shovel volume and represented low machine sales activity during the second half of 1996, primarily related to copper markets. Copper prices have decreased recently from historically high levels. Nevertheless, copper prices are expected to increase through 1997 which should result in continued demand from this market segment for electric mining shovels and blast hole drills. Price increases for hard coking coal in 1995 and 1996 have brought new demand for machines in western Canada and Australia in recent months. Also, there was an increase in iron ore production in late 1994 that was sustained through 1995 and 1996. The Company anticipates that some iron ore producers will continue to replace aged electric mining shovel and blast hole drill fleets with new machines in an effort to reduce iron ore production costs. New repair parts and service orders for 1996 were $213,883,000, which is an increase of 32.9% from 1995. The increase in repair parts and service orders for 1996 was primarily due to large maintenance and repair contract orders at foreign locations in the first quarter of 1996.

SELECTED FINANCIAL DATA
Bucyrus International, Inc. and Subsidiaries
(Dollars In Thousands, Except Per Share Amounts)

                                                                       Predecessor Company (b)
                              Years Ended        December 14 -    January 1 -        Years Ended
                              December 31,       December 31,     December 13,       December 31,
                             1996      1995         1994             1994         1993          1992
Consolidated Statements
 of Operations Data:
   Net sales               $263,786  $231,921     $  7,810         $186,174     $198,464      $242,468
   Earnings (loss) before
    extraordinary gain
    and cumulative
    effects of changes
   in accounting
    principles             $  2,878  $(18,772)    $   (552)        $(22,833)    $(40,692)     $(16,747)
   Net earnings (loss)     $  2,878  $(18,772)    $   (552)        $119,647     $(51,990)     $(16,747)
   Net earnings (loss)
    attributable
    to common
    shareholders           $  2,878  $(18,772)    $   (552)        $ 78,946     $(52,629)     $(19,138)
   Earnings (loss)
    per share
    before extra-
    ordinary gain
    and cumulative
    effects of changes
    in accounting
    principles             $    .28  $  (1.84)    $   (.05)        $  (2.46)    $  (4.56)     $  (2.64)
   Net earnings (loss)
    per share              $    .28  $  (1.84)    $   (.05)        $  12.91     $  (5.82)     $  (2.64)
   Net earnings (loss)
    per share
    attributable
    to common
    shareholders           $    .28  $  (1.84)    $   (.05)        $   8.52     $  (5.89)     $  (3.01)
   Adjusted EBITDA (c)     $ 19,247  $  8,256     $    392         $ 12,883     $ 11,694      $ 25,347
   Cash dividends per
    common share           $      -  $      -     $      -         $      -     $      -      $      -

Consolidated Balance
 Sheets Data:
   Total assets            $172,895  $174,038     $179,873              N/A     $188,811      $206,805
   Long-term debt          $ 66,627  $ 58,021     $ 53,170              N/A     $    769(a)   $    165(a)
   Redeemable
    preferred stock             N/A       N/A          N/A              N/A     $ 30,302      $ 29,310

(a) Amounts are net of $201,979 at December 31, 1993 and $197,334 at December 31, 1992, of long-term debt classified as a current liability.
(b) As a result of the reorganization and implementation of fresh start reporting as of the Effective Date, the financial statements of the Company subsequent to the Effective Date are not comparable to the financial statements of the Predecessor Company.
(c) Earnings before extraordinary gain, cumulative effects of changes in accounting principles, interest expense, income taxes, depreciation, amortization, stock compensation, (gain) loss on sale of fixed assets, restructuring expenses, reorganization items and inventory fair value adjustment charged to cost of products sold.

                              STOCK INFORMATION

Stock Ownership                      Price Range of Common Stock

Effective April 26, 1995, the        Closing sales prices of the Company's
Company's Common Stock has been      Common Stock based on information
traded on the Nasdaq National        provided to the Company by the
Market tier of The Nasdaq Stock      OTC Bulletin Board for the period
Market under the symbol BCYR.        January 1, 1995 to April 25, 1995
From December 22, 1994 to            and by The Nasdaq Stock Market for
April 25, 1995, the Company's        periods thereafter were as follows:
Common Stock was traded on the
OTC Bulletin Board under the                     Stock Prices
trading symbol BCYR. At year-             High        Low      Closing
end, 10,534,574 shares of
common stock were owned by 1,926     1996 Quarter
registered shareholders of            First   $10-1/4   $ 6-3/4     $ 8
record compared with 2,029 a          Second   11-3/4     7          10-1/4
year earlier.  In addition,           Third    10-1/2     8-1/4       9-1/4
there were beneficial owners          Fourth    9-3/4     7-3/8       8-3/4
of shares held of record
brokers and fiduciaries.             1995 Quarter
The Company's Common Stock            First   $ 9       $ 4         $ 5
is owned by residents of              Second    6-7/8     4-15/16     5-3/4
many states and some foreign          Third    10-3/4     5-1/16      8-7/8
countries.                            Fourth    9-1/4     7-1/8       8-1/8

Transfer Agent and Registrar         No dividends were paid in 1996 or
                                     1995.  The Company is presently
American Stock Transfer and          prohibited from paying dividends
  Trust Company                      other than dividends payable solely
40 Wall Street                       in Common Stock or other equity
46th Floor                           securities of the Company.  For
Brooklyn, New York  10005            information regarding restrictions
                                     on the Company's ability to pay
                                     dividends, see Note G to the NOTES
                                     TO CONSOLIDATED FINANCIAL STATEMENTS.

               OFFICERS AND DIRECTORS AND CORPORATE INFORMATION

Officers and Directors

OFFICERS
  Willard R. Hildebrand, President and
    Chief Executive Officer
  Daniel J. Smoke, Vice President and
    Chief Financial Officer
  Michael G. Onsager, Vice President - Engineering
  Timothy W. Sullivan, Vice President - Marketing
  Thomas B. Phillips, Vice President - Materials
  Craig R. Mackus, Controller and Secretary

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

BENEFIT PLAN COMMITTEE
  Russell W. Swansen
  Craig R. Mackus
  Gary R. Noel

COMPENSATION AND MANAGEMENT
 DEVELOPMENT COMMITTEE
  C. Scott Bartlett, Jr.
  Russell W. Swansen

FINANCE AND INVESTMENT COMMITTEE
  Willard R. Hildebrand
  Charles S. Macaluso
  Frank W. Miller
  Joseph J. Radecki, Jr.
  Samuel M. Victor

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

  Bucyrus Canada Limited
    Toronto, Canada

  Bucyrus India Private Limited
    New Delhi, India

  Bucyrus (Mauritius) Limited
    Port-Louis, Republic of Mauritius

  Boonville Mining Services, Inc.
    Boonville, Indiana

  Minserco, Inc.
    South Milwaukee, Wisconsin

  Equipment Assurance Limited
    Grand Cayman, British West Indies

ANNUAL MEETING
  The annual meeting of shareholders of
  Bucyrus International, Inc. will be
  held on April 30, 1997 at a time and
  place as set forth in the Company's
  1996 Proxy Statement.

CHANGE OF ADDRESS
  Report old and new address to:
  American Stock Transfer and
   Trust Company
  40 Wall Street, 46th Floor
  New York, New York  10005

                                  Minserco




                                               [PICTURE]



Minserco employees erecting a
machine at the mine site.




                                               [PICTURE]











Minserco employees
preparing to remove                            [PICTURE]
the base from under a
2570W dragline.

                                 [PICTURE]




                              2570WS dragline
                          removing overburden in
                           a Wyoming coal mine.

Principal U.S. Subsidiaries

o Minserco, Inc.                o Boonville Mining
   South Milwaukee, WI            Services, Inc.
   Kilgore, TX                    (B.M.S.I.)
   Mt. Sterling, KY                Boonville, IN
   Ft. Meade, FL



International Subsidiaries and
Representative Offices

o Bucyrus (Africa)              o Bucyrus Chile
  (Proprietary) Limited           Limitada
  Republic of South Africa         Antofagasta
   Boksburg                        Iquique
   Witbank                         Santiago
   Vereeniging                     Buenos Aries,
                                   Argentina
o Bucyrus (Australia)
  Proprietary Ltd               o Bucyrus (China)
   Brisbane, Queensland            Beijing
   Geebung, Queensland
   Perth, Western Australia     o Bucyrus Europe
   Muswellbrook,                  Limited
   New South Wales                 Lincoln, England

o Bucyrus (Brasil) Ltda.        o Bucyrus India Private
   Vespasiano                     Limited
   Parauapebas                     Calcutta
   Biarro Amazonas Itabira         New Delhi

o Bucyrus Canada Limited        o Bucyrus (Mauritius)
   (Edmonton) Nisku, Alberta      Limited
   Labrador City,                  Port-Louis
   Newfoundland
                                o Equipment Assurance
                                  Limited
                                   Grand Cayman,
                                   British West Indies










[PICTURE CONTINUED
 FROM PREVIOUS PAGE]

2570WS dragline
removing overburden in
a Wyoming coal mine.

                        Bucyrus International, Inc.
                               P. O. Box 500
                      South Milwaukee, WI  53172-0500