Form 10-K, Exhibit 13
period 2005-12-31
BUCYRUS INTERNATIONAL INC
filed 2006-03-16
CIK 740761

EXHIBIT 13
Portions of the 2005
Annual Report to Shareholders

Bucyrus International, Inc.® Financial Statements

13

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in Thousands, Except Per Share Amounts)

	Years Ended December 31,

	2005	2004	2003

Sales	$575,042	$454,186	$337,695
Cost of products sold	437,611	357,819	268,162

Gross profit	137,431	96,367	69,533
Selling, general and administrative expenses	54,354	53,050	42,747
Research and development expenses	7,225	5,619	4,594
Amortization of intangible assets	1,801	1,817	1,647

Operating earnings	74,051	35,881	20,545
Interest expense	4,865	11,547	17,687
Other expense-net	269	1,658	856
Loss on extinguishment of debt	—	7,316	—

Earnings before income taxes	68,917	15,360	2,002
Income tax expense	15,358	9,276	5,583

Net earnings (loss)	$53,559	$6,084	$(3,581)

Net earnings (loss) per share data
Basic:
Net earnings (loss) per share	$2.64	$.39	$(.31)
Weighted average shares	20,322,302	15,464,861	11,710,312
Diluted:
Net earnings (loss) per share	$2.57	$.38	$(.31)
Weighted average shares	20,830,758	16,147,700	11,710,312

See notes to consolidated financial statements.
14

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Dollars in Thousands)

	Years Ended December 31,

	2005	2004	2003

Net earnings (loss)	$53,559	$6,084	$(3,581)

Other comprehensive income (loss):
Foreign currency translation adjustments	(589)	3,721	15,586
Minimum pension liability adjustment	(2,929)	8,824	3,985

Other comprehensive income (loss)	(3,518)	12,545	19,571

Comprehensive income	$50,041	$18,629	$15,990

See notes to consolidated financial statements.
15

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (Dollars in Thousands, Except Per Share Amounts)

	December 31,

	2005	2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$12,451	$20,617
Receivables-net	155,547	90,802
Inventories	133,476	110,815
Deferred income tax assets	18,363	9,607
Prepaid expenses and other current assets	6,982	7,205

Total Current Assets	326,819	239,046

OTHER ASSETS:
Goodwill	47,306	47,306
Intangible assets-net	34,565	36,935
Deferred income tax assets	10,355	7,651
Other assets	8,767	8,191

	100,993	100,083

PROPERTY, PLANT AND EQUIPMENT:
Land	2,331	2,279
Buildings and improvements	18,593	11,105
Machinery and equipment	120,014	107,340
Less accumulated depreciation	(76,783)	(67,044)

	64,155	53,680

	$491,967	$392,809

16

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (Continued) (Dollars in Thousands, Except Per Share Amounts)

	December 31,

	2005	2004

LIABILITIES AND COMMON SHAREHOLDERS’ INVESTMENT

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$106,747	$59,446
Liabilities to customers on uncompleted contracts and warranties	35,239	8,221
Income taxes	11,943	2,880
Short-term obligations	939	296
Current maturities of long-term debt	400	6,046

Total Current Liabilities	155,268	76,889

LONG-TERM LIABILITIES:
Postretirement benefits	14,257	13,700
Pension and other	34,567	38,242

	48,824	51,942

LONG-TERM DEBT, less current maturities	66,975	96,910

COMMITMENTS AND CONTINGENCIES – Note M

COMMON SHAREHOLDERS’ INVESTMENT:
Class A common stock – par value $.01 per share, authorized 41,000,000 shares, issued 20,661,213 and 20,095,977 shares in 2005 and 2004, respectively	207	201
Additional paid-in capital	298,182	289,930
Unearned restricted stock compensation	(466)	(671)
Treasury stock, at cost – 72,400 shares	(851)	(851)
Accumulated deficit	(50,963)	(99,850)
Accumulated other comprehensive loss	(25,209)	(21,691)

	220,900	167,068

	$491,967	$392,809

See notes to consolidated financial statements.
17

This page is intentionally blank.
18

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS’ INVESTMENT (Dollars in Thousands)

	Common Stock	Additional Paid-In Capital	Unearned Restricted Stock Compensation	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Loss

Balance at January 1, 2003	$116	$147,613	—	$(851)	$(101,202)	$(53,807)
Issuance of common stock (573,600 shares)	5	67	—	—	—	—
Stock compensation	—	1,792	—	—	—	—
Net loss	—	—	—	—	(3,581)	—
Translation adjustments	—	—	—	—	—	15,586
Minimum pension liability adjustment	—	—	—	—	—	3,985

Balance at December 31, 2003	121	149,472	—	(851)	(104,783)	(34,236)
Initial public offering	80	129,711	—	—	—	—
Issuance of restricted stock (24,000 shares)	—	720	$(720)	—	—	—
Stock compensation expense	—	10,027	49	—	—	—
Net earnings	—	—	—	—	6,084	—
Dividends declared	—	—	—	—	(1,151)	—
Translation adjustments	—	—	—	—	—	3,721
Minimum pension liability adjustment	—	—	—	—	—	8,824

Balance at December 31, 2004	201	289,930	(671)	(851)	(99,850)	(21,691)
Issuance of common stock (566,436 shares)	6	3,961	—	—	—	—
Income tax effect of stock options exercised	—	4,316	—	—	—	—
Stock compensation expense	—	—	180	—	—	—
Restricted stock forfeited (1,200 shares)	—	(25)	25	—	—	—
Net earnings	—	—	—	—	53,559	—
Dividends declared	—	—	—	—	(4,672)	—
Translation adjustments	—	—	—	—	—	(589)
Minimum pension liability adjustment	—	—	—	—	—	(2,929)

Balance at December 31, 2005	$207	$298,182	$(466)	$(851)	$(50,963)	$(25,209)

See notes to consolidated financial statements.
19

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in Thousands)

	Years Ended December 31,

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)	$53,559	$6,084	$(3,581)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation	11,681	11,061	10,831
Amortization	2,788	3,194	2,888
Stock compensation expense	180	10,076	1,792
Stock issued in payment of director’s fees	70	—	—
Deferred income taxes	(9,765)	3,772	(1,051)
Tax benefit from exercise of stock options	4,316	—	—
Loss on sale of property, plant and equipment	273	287	626
Loss on extinguishment of debt	—	7,316	—
Secondary offering expenses	—	602	—
Changes in assets and liabilities:
Receivables	(64,729)	(15,023)	(13,247)
Inventories	(21,904)	8,726	8,558
Other current assets	(1,112)	5,473	461
Other assets	1,574	(3,309)	2,257
Current liabilities other than income taxes, short-term obligations and current maturities of long-term debt	72,752	(14,849)	6,846
Income taxes	7,708	(1,376)	419
Long-term liabilities other than deferred income taxes	(7,033)	(6,371)	6,139

Net cash provided by operating activities	50,358	15,663	22,938

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in restricted funds on deposit	(165)	33	907
Purchases of property, plant and equipment	(22,164)	(6,285)	(4,578)
Proceeds from sale of property, plant and equipment	305	105	368
Payments for purchase of company	(85)	(559)	—

Net cash used in investing activities	(22,109)	(6,706)	(3,303)

20

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (continued) (Dollars in Thousands)

	Years Ended December 31,

	2005	2004	2003

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings from (repayments of) revolving credit facilities	63,490	(37,420)	(16,603)
Net increase (decrease) in other bank borrowings and long-term debt	322	(130)	(933)
Proceeds from senior secured term loan	—	100,000	—
Retirement of Senior Notes	—	(150,000)	—
Payment of prepayment penalty on Senior Notes	—	(5,560)	—
Payment of deferred interest on Senior Notes owned by Holdings	—	(23,660)	—
Repayment of senior secured term loan	(98,750)	(1,250)	—
Payment of financing expenses	(591)	(4,830)	(1,526)
Payment of secondary offering expenses	—	(602)	—
Net proceeds from issuance of common stock	3,896	129,791	72
Dividends paid	(4,666)	(1,151)	—

Net cash provided by (used in) financing activities	(36,299)	5,188	(18,990)

Effect of exchange rate changes on cash	(116)	397	1,241

Net increase (decrease) in cash and cash equivalents	(8,166)	14,542	1,886
Cash and cash equivalents at beginning of year	20,617	6,075	4,189

Cash and cash equivalents at end of year	$12,451	$20,617	$6,075

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$5,443	$39,569	$10,350
Income taxes-net of refunds	14,462	6,976	6,524

See notes to consolidated financial statements.
21

This page is intentionally blank.
22

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

             Inventories

             Inventories are stated at lower of cost (first-in, first-out method) or net realizable value. The cost of finished goods and work in progress includes the cost of raw materials, other direct costs and production overheads. Net realizable value is the estimate of the selling price in the ordinary course of business, less the cost of completion and selling. Provision is made to reduce the cost to net realizable value for obsolete and slow-moving inventories. Advances from customers are netted against inventories to the extent of related accumulated costs. Advances in excess of related costs and earnings on uncompleted contracts are classified as a liability to customers. Advances netted against inventory costs were $.4 million and zero at December 31, 2005 and 2004, respectively.

             Goodwill and Intangible Assets

             Goodwill and intangible assets are accounted for in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) (see Note D).

             Intangible assets consist primarily of engineering drawings, bill-of-material listings, software, trademarks and trade names. At December 31, 2005 and 2004, intangible assets also included $4.6 million and $5.1 million, respectively, related to an adjustment to record an additional minimum pension liability (see Note I).

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

             Foreign Currency Translation

             The assets and liabilities of foreign subsidiaries are translated into U.S. dollars using year-end exchange rates. Sales and expenses are translated at average rates during the year. Adjustments resulting from this translation are deferred and reflected as a separate component of Common Shareholders’ Investment. Gains and losses from foreign currency transactions are included in Selling, General and Administrative expenses in the Consolidated Statements of Operations. Transaction gains totaled $1.0 million and $2.7 million for the years ended December 31, 2005 and 2004, respectively, and transaction losses totaled $.8 million for the year ended December 31, 2003. Transaction gains and losses on intercompany advances to foreign subsidiaries for which settlement is not planned or anticipated in the foreseeable future are deferred and reflected as a component of Common Shareholders’ Investment.

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

	Cumulative Translation Adjustments	Minimum Pension Liability Adjustments	Accumulated Other Comprehensive Loss

	(Dollars in Thousands)

Balance at January 1, 2003	$(24,614)	$(29,193)	$(53,807)
Changes—Year ended December 31, 2003	15,586	3,985	19,571

Balance at December 31, 2003	(9,028)	(25.208)	(34,236)
Changes—Year ended December 31, 2004	3,721	8,824	12,545

Balance at December 31, 2004	(5,307)	(16,384)	(21,691)
Changes—Year ended December 31, 2005	(589)	(2,929)	(3,518)

Balance at December 31, 2005	$(5,896)	$(19,313)	$(25,209)

             Revenue Recognition

             Revenue from long-term sales contracts, such as for the manufacture of Company machines and certain replacement parts, is recognized using the percentage-of-completion method prescribed by Statement of Position No. 81-1 due to the length of time to fully manufacture and assemble the Company’s machines or replacement parts. The Company measures revenue recognized based on the ratio of estimated costs incurred to date in relation to total costs to be incurred. The percentage-of-completion method of accounting for these contracts most accurately reflects the status of these uncompleted contracts in the Company’s consolidated financial statements and most accurately measures the matching of revenues with expenses. The Company also has long-term maintenance and repair contracts with customers. Under these contracts, the Company provides all replacement parts, regular maintenance services and necessary repairs for the excavation equipment at a particular mine with an on-site support team. In addition, some of these contracts call for Company personnel to operate the equipment being serviced. The customer is billed monthly and a liability for deferred revenues is recorded if payments received exceed revenues recognized. At the time a loss on a contract becomes known, the amount of the estimated loss is recognized in the consolidated financial statements. Revenue from all other types of sales, primarily sales of aftermarket parts, net of estimated returns and allowances, is recognized in conformity with Staff Accounting Bulletin No. 104, when all of the following circumstances are satisfied: persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured, and delivery has occurred or services have been rendered. Criteria for revenue recognition is generally met at the time products are shipped, as the terms are FOB shipping point.

             Included in the current portion of liabilities to customers on uncompleted contracts and warranties are advances in excess of related costs and earnings on uncompleted contracts of $28.9 million and $3.5 million at December 31, 2005 and 2004, respectively.

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

             Financial Instruments

             Based on Company estimates, the carrying amounts of cash equivalents, receivables, accounts payable, accrued liabilities and variable rate debt approximated fair value at December 31, 2005 and 2004.

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

             Accounting for Stock–Based Compensation

             Prior to fiscal 2006, the Company accounted for stock-based compensation arrangements in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) as allowed by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

             The following table illustrates the effect on net earnings (loss) and net earnings (loss) per share as if the fair value-based method provided by SFAS 123 had been applied for all outstanding and unvested awards in each period:

	Years Ended December 31,

	2005	2004	2003

	(Dollars In Thousands, Except Per Share Amounts)

Reported net earnings (loss)	$53,559	$6,084	$(3,581)
Add: Stock-based employee compensation expense recorded, net of related tax effects	—	6,217	1,792
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of related tax effects	—	(360)	(118)

Pro forma net earnings (loss)	$53,559	$11,941	$(1,907)

Net earnings (loss) per share of common stock:
As reported:
Basic	$2.64	$.39	$(.31)
Diluted	2.57	.38	(.31)
Pro forma:
Basic	2.64	.77	(.16)
Diluted	2.57	.74	(.16)

             In December 2004, Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”) was issued. SFAS 123R eliminates the alternative of accounting for share-based compensation under Accounting Principles Board Opinion No. 25. SFAS 123R generally requires the recognition of the cost of employee services for share-based compensation based on the grant date fair value of the equity or liability instruments issued. The Company adopted SFAS 123R on January 1, 2006. Adoption of this statement did not have a material effect on the Company’s financial statements.

NOTE B – RECEIVABLES

             Receivables at December 31, 2005 and 2004 include $68.2 million and $31.4 million, respectively, of revenues from long-term contracts which were not billable at these dates. Billings on long-term contracts are made in accordance with the terms as defined in the individual contracts. The unbilled receivables are for contracts that were near completion as of the balance sheet dates and collection of amounts due was scheduled to be within the next twelve months of such dates.

             Current receivables are reduced by an allowance for losses of $1.5 million and $1.6 million at December 31, 2005 and 2004, respectively.

NOTE C – INVENTORIES

             Inventories consist of the following:

	December 31,

	2005	2004

	(Dollars in Thousands)

Raw materials and parts	$36,526	$21,583
Work in process	12,896	7,633
Finished products (primarily replacement parts)	84,054	81,599

	$133,476	$110,815

NOTE D  – GOODWILL AND INTANGIBLE ASSETS

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

             During 2004, goodwill was reduced by $8.6 million to reflect the utilization of previously unrecognized federal net operating loss carryforwards (see Note H) which existed at the date the Company was acquired by Bucyrus Holdings, LLC (“Holdings”), which was the Company’s parent prior to the Company’s initial and secondary public offerings in 2004 (see Note G).

Intangible assets consist of the following:

	December 31, 2005			December 31, 2004

	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization

	(years)	(Dollars in Thousands)		(years)	(Dollars in Thousands)

Amortized intangible assets:
Engineering drawings	20	$25,500	$(10,543)	20	$25,500	$(9,268)
Bill of material listings	20	2,856	(1,181)	20	2,856	(1,038)
Software	10	2,288	(1,892)	10	2,288	(1,663)
Other	5	773	(309)	5	864	(173)

		$31,417	$(13,925)		$31,508	$(12,142)

Unamortized intangible assets:
Trademarks/Trade names		$12,436			$12,436
Intangible pension asset		4,637			5,133

		$17,073			$17,569

     The aggregate intangible amortization expense for the years ended December 31, 2005, 2004 and 2003 was $1.8 million, $1.8 million and $1.6 million, respectively. The estimated future amortization expense of intangible assets is as follows:

(Dollars in Thousands)

2006	$1,801
2007	1,740
2008	1,572
2009	1,418
2010	1,418
Future	9,543

$17,492

NOTE E – ACCOUNTS PAYABLE AND ACCRUED EXPENSES Accounts payable and accrued expenses consist of the following:

	December 31,

	2005	2004

	(Dollars in Thousands)

Trade accounts payable	$65,729	$35,260
Wages and salaries	11,030	9,187
Pension	10,182	427
Other	19,806	14,572

	$106,747	$59,446

NOTE F – LONG-TERM DEBT AND FINANCING ARRANGEMENTS Long-term debt consists of the following:

	December 31,

	2005	2004

	(Dollars in Thousands)

Revolving credit facility	$63,490	$—
Senior secured term loan	—	98,750
Mortgage loan at Bucyrus Canada Limited	2,562	2,617
Other	1,323	1,589

	67,375	102,956
Less current maturities of long-term debt	(400)	(6,046)

	$66,975	$96,910

             On May 27, 2005, the Company entered into a new credit agreement with GMAC Commercial Finance LLC as lead lender. The credit agreement provides for a five-year, $120.0 million revolving credit facility that may, at the Company’s request and with the lender’s approval, be increased to $150.0 million. The credit agreement provides that interest on borrowed amounts would initially be set at either the prime rate plus .25% or LIBOR plus 1.25%, with quarterly adjustments to interest rates beginning after nine months. Proceeds from this new revolving credit facility were used to pay in full the previously outstanding senior secured term loan (see below). Borrowings under the revolving credit facility are subject to a borrowing base formula based on the value of eligible receivables and inventory. At December 31, 2005, the Company had $63.5 million of borrowings under its revolving credit facility at a weighted average interest rate of 6.3%. The amount available for borrowings under the revolving credit facility at December 31, 2005 was $36.1 million.

             The new credit agreement contains covenants limiting the discretion of management with respect to key business matters and places significant restrictions on, among other things, the Company’s ability to incur additional indebtedness, create liens or other encumbrances, make certain payments or investments, loans and guarantees, and sell or otherwise dispose of assets and merge or consolidate with another entity. All of the Company’s domestic assets and the receivables and inventory of the Company’s Canadian subsidiary are pledged as collateral under the new senior secured credit facility. In addition, the outstanding capital stock of the Company’s domestic subsidiaries as well as the majority of the capital stock of the Company’s foreign subsidiaries are pledged as collateral. The Company is also required to maintain compliance with certain financial covenants, including a leverage ratio (as defined). The Company was in compliance with these covenants as of December 31, 2005.

             Previously, the Company had a senior secured credit facility with Goldman Sachs Credit Partners L.P. and GMAC Commercial Finance, LLC. The senior secured credit facility provided the Company with a senior secured term loan of $100.0 million and a senior secured revolving credit facility of $50.0 million. The weighted average interest rate on term loan borrowings at December 31, 2004 was 4.4%. At December 31, 2004, there were no borrowings under the revolving portion of the facility. The Company had entered into the senior secured credit facility upon completion of its initial public offering (“IPO”) on July 28, 2004 (see Note G). The net proceeds from the IPO together with $100.0 million from the senior secured term loan were used to retire all the Company’s previously outstanding 9-3/4% Senior Notes due 2007 (“Senior Notes”) and accrued interest, repay all borrowings under the Company’s previous senior secured credit facility and pay all amounts owed American Industrial Partners (“AIP”) under the management services agreement with AIP which was terminated prior to the IPO. Included in the Consolidated Statement of Operations for the year ended December 31, 2004 was a $7.3 million loss on extinguishment of debt, which consisted of prepayment penalty and the write-off of unamortized deferred financing costs related to the Senior Notes.

             The average borrowings under the revolving portion of the Company’s credit agreement during the period from May 27, 2005 to December 31, 2005 were $81.9 million at a weighted average interest rate of 5.4%, and the maximum borrowing outstanding was $94.2 million. The average borrowings under the revolving portion of the Company’s credit agreements during 2004 were $16.6 million at a weighted average interest rate of 5.5%, and the maximum borrowing outstanding was $40.3 million.

             At December 31, 2005 and 2004, there were $26.3 million and $19.0 million, respectively, of standby letters of credit outstanding under all Company bank facilities.

             In 2002, Bucyrus Canada Limited, a wholly owned subsidiary of the Company, entered into a C$3.5 million mortgage loan. The term of the mortgage loan is 15 years at an initial rate of 7.55%, which is fixed for the first five years. The balance outstanding at December 31, 2005 and 2004 was C$3.0 million and C$3.1 million, respectively. The mortgage loan is collateralized by the land, buildings and certain building attachments owned by Bucyrus Canada Limited. The net book value of this collateral at December 31, 2005 was C$4.0 million. The mortgage loan contains a number of financial covenants which, among other items, require Bucyrus Canada Limited to maintain certain financial ratios on an annual basis. At December 31, 2005, Bucyrus Canada Limited was in compliance with all applicable covenants.

Maturities of long-term debt are as follows for each of the next five years:

(Dollars in Thousands)

2006	$400
2007	215
2008	895
2009	195
2010	63,701

NOTE G  – COMMON SHAREHOLDERS’ INVESTMENT

             On July 28, 2004, the Company completed the IPO of 12,362,500 shares of its Class A common stock at $18 per share, from which the Company received net proceeds, after commissions and expenses, of $129.8 million. The Company sold 7,941,177 shares in the offering and AIP sold 4,421,323 shares. Holdings, which was controlled by AIP and substantially wholly owned the Company, was dissolved upon completion of the IPO.

             On November 17, 2004, the Company completed a secondary public offering of shares of its Class A common stock. AIP sold all of its 7,053,077 shares of Class A common stock in this offering at the closing, and the Company did not receive any proceeds from the offering. Upon completion of the secondary offering, AIP no longer held any shares of the Company’s common stock.

             The Company’s capital structure at December 31, 2005 and 2004 consisted only of Class A common stock. Holders of Class A common stock are entitled to one vote per share on all matters to be voted on by the Company’s common shareholders. Subsequent to the IPO, the Company has paid quarterly cash dividends of $.0575 per share (equal to $.23 per year).

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

             On September 22, 2004, the Company issued 24,000 shares of restricted stock to certain employees pursuant to the 2004 Incentive Plan. These shares become freely transferable and nonforfeitable at the end of four years. The unearned stock compensation reported as a debit in Common Shareholders’ Investment in the Consolidated Balance Sheet will be recognized as compensation expense ratably over the four-year period. During 2005, 1,200 shares of the restricted stock were forfeited.

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

             The following table sets forth the activity and outstanding balances of options issued pursuant to the 1998 Option Plan:

	Options Outstanding

	Number of Options	Weighted Average Exercise Price	Available For Future Grants

Balances at January 1, 2003	1,596,000	$3.61	4,000
Options exercised	(573,600)	.125	—
Options forfeited	(4,400)	12.50	4,400

Balances at December 31, 2003	1,018,000	5.53	8,400
Options granted	68,400	27.85	(68,400)
Options forfeited	(224,000)	12.50	224,000

Balances at December 31, 2004	862,400	5.49	164,000
Options exercised	(564,676)	6.90	—

Balances at December 31, 2005	297,724	2.81	164,000

             At December 31, 2005, all of the options outstanding were vested and exercisable. The outstanding options had a weighted average exercise price of $2.81 per share and a weighted average remaining contractual life of 4.9 years. At December 31, 2004, all of the options outstanding were vested and exercisable. The outstanding options had a weighted average exercise price of $5.49 per share and a weighted average remaining contractual life of 6 years. At December 31, 2003, none of the options outstanding were vested or exercisable. The outstanding options had a weighted average exercise price of $5.53 per share and a weighted average remaining contractual life of 6.1 years.

Stock options outstanding at December 31, 2005 were as follows:

		Options Outstanding

Price	Weighted Average Contractual Life	Number of Options	Weighted Average Exercise Price

$12.50	2.2 years	59,716	$12.50
.125	5.6 years	236,008	.125
30.00	8.75 years	2,000	30.00

		297,724	2.81

             The weighted average grant date fair value of stock options granted in 2004 under the 1998 Option Plan was $9.40 per option. No options were granted in 2005 or 2003. The fair value of grants in 2004 was estimated on the date of grant using the PEV lattice-based binomial method with the following weighted average assumptions:

1998 Option Plan 2004

Risk-free interest rate	3.29%
Expected dividend yield	.77%
Expected life	5 years
Calculated volatility	N/A

NOTE H – INCOME TAXES

             Deferred taxes are provided to reflect temporary differences between the financial and tax basis of assets and liabilities using presently enacted tax rates and laws. A valuation allowance is recognized if it is more likely than not that some or all of the deferred tax assets will not be realized.

             Earnings before income taxes consists of the following:

	Years Ended December 31,

	2005	2004	2003

	(Dollars In Thousands)

United States	$44,240	$6,584	$(10,158)
Foreign	24,677	8,776	12,160

Total	$68,917	$15,360	$2,002

The provision for income tax expense consists of the following:

	Years Ended December 31,

	2005	2004	2003

	(Dollars In Thousands)

Foreign income taxes:
Current	$10,067	$3,939	$6,215
Deferred	(560)	63	(1,051)

Total	9,507	4,002	5,164

Federal income taxes:
Current	14,215	1,606	338
Deferred	(10,460)	3,356	—

Total	3,755	4,962	338

Other (state and local taxes):
Current	841	(41)	81
Deferred	1,255	353	—

Total	2,096	312	81

Total income tax expense	$15,358	$9,276	$5,583

Total income tax expense differs from amounts expected by applying the federal statutory income tax rate to earnings before income taxes as set forth in the following table:

	Years Ended December 31,

	2005	2004	2003

	(Dollars In Thousands)

Tax expense at federal statutory rate	$24,121	$5,376	$700
Valuation allowance adjustments	—	502	(593)
Impact of foreign subsidiary income, tax rates and tax credits	(328)	3,677	6,035
Foreign tax credit carryforward benefit	(8,788)	—	—
State income taxes	1,679	597	53
Extraterritorial income exclusion	(1,439)	(1,494)	(1,227)
Alternative minimum tax	—	—	338
Other items	113	618	277

Total income tax expense	$15,358	$9,276	$5,583

Significant components of deferred tax assets and deferred tax liabilities are as follows:

	December 31,

	2005	2004

	(Dollars in Thousands)

Deferred tax assets:
Postretirement benefits	$5,989	$5,733
Minimum pension liability adjustment	11,837	10,132
Inventory valuation provisions	2,022	3,407
Accrued and other liabilities	7,105	6,583
Research and development expenditures	1,391	2,008
Tax loss carryforward	5,724	7,878
Alternative minimum tax credit carryforward	479	479
Foreign tax credit carryforward	12,190	—
Unexercised stock options	1,728	4,516
Other items	626	356

Total deferred tax assets	49,091	41,092

Deferred tax liabilities:
Excess of book basis over tax basis of property, plant and equipment and intangible assets	(20,888)	(24,360)

Net deferred tax asset	$28,203	$16,732

The classification of the net deferred tax assets and liabilities is as follows:

	December 31,

	2005	2004

	(Dollars in Thousands)

Current deferred tax asset	$18,363	$9,607
Long-term deferred tax asset	10,355	7,651
Current deferred tax liability	(182)	(148)
Long-term deferred tax liability	(333)	(378)

Net deferred tax asset	$28,203	$16,732

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

	Balance at Beginning of Period	Additions— Allowance Established	Deductions— Allowance Used	Balance at End of Period

	(Dollars In Thousands)

Year ended December 31, 2003	$24,539	$—	$2,612	$21,927
Year ended December 31, 2004	$21,927	$—	$21,927	$—
Year ended December 31, 2005	$—	$—	$—	$—

             The Company, along with its domestic subsidiaries, files a consolidated federal income tax return. The consolidated tax expense of the affiliated group is allocated using the pro-rata method based on each company’s contribution to consolidated federal taxable income.

             For the three months ended December 31, 2005, the Company recorded an income tax benefit of approximately $1.0 million. This amount includes a net income tax benefit of $7.0 million, which consists of $1.8 million of foreign tax expense related to a foreign dividend distribution and the recognition of an income tax benefit of approximately $8.8 million related to foreign tax credits. During the fourth quarter of 2005, the Company quantified the amount of previously unclaimed foreign tax credits which the Company now believes can be utilized in part by amending historical income tax returns.

             As of December 31, 2005, the Company has available approximately $14.3 million of federal net operating loss carry forwards (“NOL”) from the years 1991 through 1994 that expire in the years 2006 through 2009, to offset against future federal taxable income. Because the 1994 consummation of the Second Amended Joint Plan of Reorganization of B-E Holdings, Inc. and the Company as modified on December 1, 1994 (the “Amended Plan”) resulted in an “ownership change” within the meaning of Section 382 of the Internal Revenue Code, the use of such NOL is limited to $3.6 million per year.

             The Company also has $67.0 million of state NOL (which expire in the years 2006 through 2019) available to offset future state taxable income in various states.

             As of December 31, 2005, the Company also has a federal alternative minimum tax credit carryforward of $.5 million, which carries forward indefinitely. Because this credit carryforward arose prior to the effective date of the Amended Plan, it is subject to the annual limitations discussed above and is not usable until the year 2010.

             Cumulative undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested and on which U.S. income taxes have not been provided by the Company, amounted to approximately $44.5 million at December 31, 2005. It is not practicable to estimate the amount of additional tax which would be payable upon repatriation of such earnings; however, due to foreign tax credit limitations, higher effective U.S. income tax rates and foreign withholding taxes, additional taxes could be incurred.

NOTE I – PENSION AND RETIREMENT PLANS

             The Company has several pension and retirement plans covering substantially all of its employees in the United States. All plans have a measurement date of December 31.

             The following tables set forth the plans’ funded status and amounts recognized in the consolidated financial statements at December 31, 2005 and 2004:

	December 31,

	2005	2004

	(Dollars in Thousands)
Change in projected benefit obligation:
Projected benefit obligation at January 1	$93,272	$86,821
Service cost	2,148	1,745
Interest cost	5,294	5,221
Plan amendments	537	2,458
Actuarial loss	4,510	3,073
Benefits paid	(6,251)	(6,046)

Projected benefit obligation at December 31	99,510	93,272

Change in plan assets:
Fair value of plan assets at January 1	60,008	56,409
Actual return on plan assets	3,588	5,546
Employer contributions	2,525	4,099
Benefits paid	(6,251)	(6,046)

Fair value of plan assets at December 31	59,870	60,008

Net amount recognized:
Funded status	(39,640)	(33,264)
Unrecognized prior service cost	4,497	4,412
Unrecognized net actuarial loss	32,805	28,246

Net amount recognized	$(2,338)	$(606)

Amounts recognized in consolidated balance sheets at December 31:
Accrued pension liabilities	$(38,125)	$(32,255)
Intangible asset	4,637	5,133
Accumulated other comprehensive loss	31,150	26,516

Net amount recognized	$(2,338)	$(606)

Weighted-average assumptions used to determine benefit obligations at
December 31:
Discount rate	5.5%	5.75%
Rate of compensation increase	4%	4%
38

             The accumulated benefit obligation for all defined benefit pension plans was $98.0 million and $92.3 million at December 31, 2005 and 2004, respectively. Information for pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

	December 31,

	2005	2004

	(Dollars in Thousands)

Projected benefit obligation	$99,510	$93,272
Accumulated benefit obligation	97,994	92,263
Fair value of plan assets	59,870	60,008

	Years Ended December 31,

	2005	2004	2003

	(Dollars In Thousands)

Components of net periodic benefit cost:
Service cost	$2,147	$1,745	$1,642
Interest cost	5,294	5,221	5,322
Expected return on plan assets	(5,210)	(4,983)	(4,221)
Amortization of prior service cost	452	206	206
Amortization of net actuarial loss	1,575	1,325	2,018

Total benefit cost	$4,258	$3,514	$4,967

Increase (decrease) in minimum liability included in other comprehensive income (loss)	$4,634	$1,308	$(3,985)

Weighted-average assumptions used to determine net periodic benefit cost for the year:
Discount rate	5.75%	6.25%	6.75%
Expected return on plan assets	9%	9%	9%
Rate of compensation increase	4%	3.75% - 4%	3.75% - 4%

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

             The Company’s pension plans’ weighted-average actual and targeted asset allocations by asset category at December 31, 2005 and 2004 are as follows:

	December 31, 2005		December 31, 2004

	Actual	Target	Actual	Target

Asset category:
Equity securities	66%	65%	64%	65%
Debt securities	34%	35%	36%	35%
Real estate	—	—	—	—
Other	—	—	—	—

Total	100%	100%	100%	100%

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

             The Company expects to contribute $9.6 million to its domestic pension plans in 2006.

             Estimated future benefit payments from the Company’s pension plans are as follows:

(Dollars in Thousands)

2006	$6,544
2007	6,999
2008	7,283
2009	7,134
2010	8,146
2011-2015	42,997

             The Company has 401(k) Savings Plans available to substantially all United States employees. Matching employer contributions are made in accordance with plan provisions subject to certain limitations. Matching employer contributions made were $1.1 million, $.9 million and $.8 million in 2005, 2004 and 2003, respectively.

NOTE J – POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

             The Company provides certain health care benefits to age 65 and life insurance benefits for certain eligible retired United States employees. Substantially all current employees may become eligible for those benefits if they reach early retirement age while working for the Company. The measurement date is December 31.

The following tables set forth the plan’s status and amounts recognized in the consolidated financial statements at December 31, 2005 and 2004:

	December 31,

	2005	2004

	(Dollars in Thousands)

Change in benefit obligation:
Benefit obligation at January 1	$20,144	$18,921
Service cost	928	770
Interest cost	1,070	1,142
Plan participants’ contributions	145	152
Plan amendments	(365)	—
Net actuarial (gain) loss	(240)	767
Benefits paid	(1,498)	(1,608)

Benefit obligation at December 31	20,184	20,144

Change in plan assets:
Fair value of plan assets at January 1	—	—
Employer contributions	1,353	1,456
Plan participants' contributions	145	152
Benefits paid	(1,498)	(1,608)

Fair value of plan assets at December 31	—	—

Net amount recognized:
Funded status	(20,184)	(20,144)
Unrecognized net actuarial loss	5,838	6,389
Unrecognized prior service credit	(1,672)	(1,556)

Net amount recognized	$(16,018)	$(15,311)

Amounts recognized in consolidated balance sheets at December 31:
Accrued benefit liability	$(1,761)	$(1,611)
Long-term benefit liability	(14,257)	(13,700)

Net amount recognized	$(16,018)	$(15,311)

Weighted-average assumptions used to determine benefit obligations at December 31 - discount rate	5.5%	5.75%
41

	Years Ended December 31

	2005	2004	2003

	(Dollars In Thousands)

Components of net periodic benefit cost:
Service cost	$928	$770	$659
Interest cost	1,070	1,142	1,135
Amortization of prior service cost	(249)	(221)	(221)
Amortization of net actuarial loss	311	336	280

Net periodic benefit cost	$2,060	$2,027	$1,853

Weighted average assumptions used to determine net periodic benefit cost - discount rate	5.75%	6.25%	6.75%
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year	7%	8%	8%
Rate to which the cost trend rate is assumed to decline	5%	5%	5%
Year that the rate reaches the ultimate trend rate	2008	2008	2007

             Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease

	(Dollars in Thousands)

Effect on total of service and interest cost	$216	$(186)
Effect on postretirement benefit obligation	1,637	(1,442)

             The Company expects to contribute $1.7 million for the payment of benefits from its postretirement benefit plan in 2006.

             Estimated future benefit payments from the Company’s postretirement benefit plan are as follows:

(Dollars in Thousands)

2006	$1,666
2007	1,563
2008	1,469
2009	1,491
2010	1,600
2011-2015	9,777
42

NOTE K – CALCULATION OF NET EARNINGS (LOSS) PER SHARE OF COMMON STOCK

             Basic net earnings (loss) per share of common stock was computed by dividing net earnings (loss) by the weighted average number of shares of common stock outstanding. Diluted net earnings (loss) per share of common stock was computed by dividing net earnings (loss) by the weighted average number of shares of common stock outstanding after giving effect to dilutive securities. The following is a reconciliation of the numerators and the denominators of the basic and diluted net earnings per share of common stock calculations for the years ended December 31, 2005, 2004 and 2003:

	Years Ended December 31,

	2005	2004	2003

	(Dollars in Thousands)

Net earnings (loss)	$53,559	$6,084	$(3,581)

Weighted average shares outstanding	20,322,302	15,464,861	11,710,312

Basic net earnings (loss) per share	$2.64	$.39	$(.31)

Weighted average shares outstanding	20,322,302	15,464,861	11,710,312

Effect of dilutive stock options and restricted stock	508,456	682,839	—

Weighted average shares outstanding – diluted	20,830,758	16,147,700	11,710,312

Diluted net earnings (loss) per share	$2.57	$.38	$(.31)

             The shares outstanding used to compute the diluted loss per share in 2003 exclude outstanding options to purchase 1,018,000 shares of the Company’s common stock as of December 31, 2003. The options were excluded because their inclusion would have been antidilutive.

NOTE L – SEGMENT AND GEOGRAPHICAL INFORMATION

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

             Based on the above, the Company’s operations are classified as one operating segment.

             The following table summarizes the Company’s sales:

	Years Ended December 31,

	2005	2004	2003

	(Dollars In Thousands)

Machines	$180,587	$132,780	$65,548
Parts and services	394,455	321,406	272,147

	$575,042	$454,186	$337,695

             Financial information by geographical area is set forth in the following table. In the case of sales to external customers, the amounts presented represent the sales originating in the respective geographic area.

	Sales to External Customers	Long – Lived Assets

	(Dollars in Thousands)

2005
United States	$306,959	$51,775
Africa	37,509	994
Australia	76,151	248
Chile	63,398	3,929
Canada	41,972	6,024
Other Foreign	49,053	1,185

	$575,042	$64,155

2004
United States	$241,689	$41,787
Africa	38,933	1,004
Australia	45,861	260
Chile	58,793	3,950
Canada	37,808	5,480
Other Foreign	31,102	1,199

	$454,186	$53,680

2003
United States	$155,538	$45,729
Africa	36,501	811
Australia	37,813	244
Chile	48,249	3,877
Canada	36,328	5,515
Other Foreign	23,266	1,257

	$337,695	$57,433

             The Company does not consider itself to be dependent upon any single customer or group of customers; however, on an annual basis a single customer may account for a large percentage of sales, particularly new machine sales. In 2005, 2004 and 2003, one customer accounted for approximately 14%, 12% and 17%, respectively, of the Company’s consolidated sales.

NOTE M – COMMITMENTS, CONTINGENCIES, CREDIT RISKS AND CONCENTRATIONS

             Environmental

             The Company’s operations and properties are subject to a broad range of federal, state, local and foreign laws and regulations relating to environmental matters, including laws and regulations governing discharges into the air and water, the handling and disposal of solid and hazardous substances and wastes, and the remediation of contamination associated with releases of hazardous substances at the Company’s facilities and at off-site disposal locations. These laws are complex, change frequently and have tended to become more stringent over time. Future events, such as required compliance with more stringent laws or regulations, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws, could require additional expenditures by the Company, which may be material.

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

             The Company is one of 53 entities named by the United States Environmental Protection Agency (“EPA”) as potentially responsible parties (“PRP”) with regard to the Millcreek dumpsite, located in Erie County, Pennsylvania, which is on the National Priorities List of sites for cleanup under CERCLA. The Company was named a PRP under an administrative order issued in March 1992 as a result of allegations that it disposed of foundry sand at the site in the 1970’s. Both the United States government and the Commonwealth of Pennsylvania initiated actions to recover cleanup costs. The Company has settled both actions with respect to its liability for past costs. In addition, 37 PRPs, including the Company, received administrative orders issued by the EPA pursuant to Section 106(a) of CERCLA to perform site capping and flood control remediation at the Millcreek site. The Company was one of eighteen parties responsible for a share of the cost of such work, and has shared such cost per capita to date; however, such cost may be subject to reallocation. In 2002, final remedial work in the form of installation of a municipal golf course as cover was completed and the cost thereof was paid. The EPA has certified completion and its approval thereof. The former remediation contractor, IT Corporation, commenced suit against the Millcreek Dumpsite Group, an unincorporated association including the Company and other cooperating Millcreek PRPs (the “Group”) for breach of contract claims in an amount in excess of $1.0 million. The Group is defending and negotiating settlement of the claim. At December 31, 2005, the Company does not believe that its remaining potential liability in connection with this site will have material effect on its financial position, results of operations or cash flows, although no assurance can be given to that effect.

             The Company has also been named as a PRP in three additional CERCLA matters. The EPA named the Company as a PRP with respect to the cleanup of the Chemical Recovery Systems, Inc. (“CRS”) site in Elyria, Ohio. On December 20, 2003, EPA offered the Company a de minimis settlement in the amount of $6,800 to resolve its liabilities under CERCLA Sections 106, 107 and 113. The Company accepted the EPA’s settlement offer and is awaiting notification from EPA that the settlement is effective. As of December 31, 2005, the Company does not believe that its remaining potential liability in connection with this site will have a material effect on its financial position, results of operations or cash flows, although no assurance can be given to that effect.

             The EPA also named the Company as a PRP in the Tremont City, Clark County, Ohio, landfill matter pursuant to an administrative order issued in July 2001. The EPA identified the Company as a PRP based upon past operations of The Marion Power Shovel Company, the assets of which the Company acquired in 1997 pursuant to an asset purchase and sale agreement. The Company responded that it has not operated The Marion Power Shovel Company, that the periods of operation of the Tremont City landfill expired many years prior to 1997 and that, accordingly, it has none of the information requested by the EPA. The Company gave notice of this matter and potential claim to Global Industrial Technologies, Inc. (“Global”) under indemnification provisions of the asset purchase and sale agreement. In 2002, the Company received notice that Global had filed for bankruptcy under Chapter 11 under federal bankruptcy laws. The Company has filed timely claims in that proceeding. Attorneys for Global have participated in a group of potential responsible parties in connection with the EPA’s investigation of the Tremont City landfill. The Company has not had further contact from EPA concerning this matter. Although the Company has not regarded, and does not regard, this site as presenting a material contingent liability, there can be no assurances to that effect because the EPA has not responded to the Company nor has the EPA withdrawn its identification of the Company as a PRP.

             In January 2005, the Company received notice from the EPA that the EPA filed a Consent Decree on January 6, 2005 with the U.S. District Court for the Western District of Pennsylvania regarding final settlement of the Company’s (and other responsible parties) environmental liability for remediation costs associated with the Breslube Penn Superfund site in Pennsylvania. Following a 30 day public comment period, the EPA determined that a Consent Decree should be entered by the Court. As a result of the Consent Decree, the Company was notified that a settlement payment of approximately $15,500 was due within 30 days and that the Company will have no further liability for remediation costs as it regards the Breslube Penn site. On October 5, 2005, the Company tendered the De Minimis Settlement payment of approximately $15,500 to EPA pursuant to the Consent Decree.

             On March 24, 2003, EPA sent a Request for Information pursuant to CERCLA Section 104 and the Resource Conservation and Recovery Act (“RCRA”) Section 3007 to Minserco, Inc. (“Minserco”), a wholly owned subsidiary of the Company, seeking information concerning Minserco’s involvement with the Sadler drum site in Mulberry, Polk County, Florida. Minserco responded that it had purchased drums from Sadler Drum, but did not send any drums to the site or return to Sadler Drum any drums it purchased. EPA has not responded to Minserco’s information. The Company is aware that EPA has spent approximately $.6 million for environmental cleanup at the Sadler Drum site, but has not received any indication whether PRPs will be asked to investigate or remediate.

             In December 1990, the Wisconsin Department of Natural Resources (“DNR”) conducted a pre-remedial screening site inspection on property owned by the Company in South Milwaukee, Wisconsin. Approximately 35 acres of this site were allegedly used as a landfill by the Company until approximately 1983. The Company disposed of certain manufacturing wastes at the site, primarily foundry sand. The DNR’s final site screening report, dated April 16, 1993, summarized the results of additional investigation. A DNR Decision Memo, dated July 21, 1991, which was based upon the testing results contained in the final site screening report, recommended additional groundwater, surface water, sediment and soil sampling. To date, the Company is not aware of any initiative by the DNR to require any further action with respect to this site. Consequently, the Company has not regarded, and does not regard, this site as presenting a material contingent liability. There can be no assurance, however, that additional investigation by DNR will not be conducted with respect to this site at a later date or that this site will not in the future require removal or remedial actions to be performed by the Company, the costs of which could be material, depending on the circumstances.

             The Company has previously been named as a potentially responsible party under CERCLA and analogous state laws at other sites throughout the United States. The Company believes it has determined its remediation liabilities with respect to the sites discussed above and does not believe that any such remaining liabilities, if any, either individually or in the aggregate, will have a material adverse effect on its business, financial condition, results of operations or cash flows. The Company cannot, however, assure that it will not incur additional liabilities with respect to these sites in the future, the costs of which could be material, nor can it assure that it will not incur remediation liability in the future with respect to sites formerly or currently owned or operated by the Company or with respect to off-site disposal locations, the costs of which could be material.

             Over the past three years, expenditures for ongoing compliance, remediation, monitoring and cleanup have been immaterial. While no assurance can be given, the Company believes that expenditures for compliance and remediation will not have a material effect on its future capital expenditures, results of operations or competitive position.

             Product Warranty

             The Company recognizes the cost associated with its warranty policies on its products as revenue is recognized. The amount recognized is based on historical experience. The following is a reconciliation of the changes in accrued warranty costs for the years ended December 31, 2005 and 2004:

	December 31,

	2005	2004

	(Dollars in Thousands)

Balance at January 1	$5,452	$4,311
Provision	2,739	3,778
Charges	(2,214)	(2,637)

Balance at December 31	$5,977	$5,452

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

             Asbestos Liability

             The Company has been named as a co-defendant in approximately 309 personal injury liability cases alleging damages due to exposure to asbestos and other substances, involving approximately 902 plaintiffs. The cases are pending in courts in various states. In all of these cases, insurance carriers have accepted or are expected to accept defense. These cases are in various pre-trial stages. The Company does not believe that costs associated with these matters will have a material effect on its financial position, results of operations or cash flows, although no assurance to that effect can be given.

             A reconciliation of claims pending at December 31, 2005 and 2004 is as follows:

	December 31,

	2005	2004

Number of claims pending at January 1,	300	289
New claims filed	24	29
Claims dismissed, settled or resolved	(15)	(18)

Number of claims pending at December 31,	309	300

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

             Prior to 1985, a wholly owned, indirect subsidiary of the Company provided comprehensive general liability insurance coverage for affiliated corporations and invested in risk pools as part of its reinsurance activities. The subsidiary issued policies for occurrences during the years 1974 to 1984, which policies, together with its risk pool investments, could involve material liability. It is possible that claims could be asserted in the future with respect to such policies or risk pools. While the Company does not believe that liability under such policies or risk pools will result in material costs, this cannot be guaranteed.

             A wholly owned Australian subsidiary is a defendant in a suit pending in the Supreme Court of Queensland in Australia, brought on May 5, 2002, relating to a contractual claim. The plaintiff, pursuant to a contract with the Company’s subsidiary, agreed to erect a dragline sold by the Company to a customer for use at its mine site. The plaintiff asserts various contractual claims related to breach of contract damages and other remedies for approximately Aus $2.4 million related to its claim that it is owed amounts for services rendered under the contract. The Company’s subsidiary has asserted counterclaims against the plaintiff in connection with certain aspects of the work performed. This matter is anticipated to go to trial in late 2006 or early 2007. The Company has established a reserve for its estimate of the resolution of this matter.

             The Company is involved in various other litigation arising in the normal course of business. It is the view of management that the Company’s recovery or liability, if any, under pending litigation is not expected to have a material effect on the Company’s financial position, results of operations or cash flows, although no assurance to that effect can be given.

             Commitments

             The Company has obligations under various operating leases and rental and service agreements. The expense relating to these agreements was $8.7 million in 2005, $6.7 million in 2004 and $5.9 million in 2003. Future minimum annual payments under non-cancelable agreements are as follows:

(Dollars in Thousands)

2006	$6,435
2007	4,772
2008	3,990
2009	3,659
2010	3,022
After 2010	17,029

$38,907

             Management Services Agreement

             Prior to the completion of the IPO, AIP provided ongoing financial and management services to the Company utilizing the extensive operating and financial experience of AIP’s principals pursuant to a management services agreement among AIP and the Company. The expense recognized related to this agreement was $1.2 million in 2004 and $3.2 million in 2003. The management services agreement was terminated in July 2004 and all amounts owed AIP under the agreement were paid in full in connection with the completion of the Company’s IPO on July 28, 2004.

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

NOTE N – QUARTERLY RESULTS – UNAUDITED Quarterly results are as follows:

	Quarters Ended at End of

	March	June	September	December

	(Dollars in thousands, except per share amounts)

Net sales:
2005	$105,521	$140,037	$157,358	$172,126
2004	97,128	116,967	111,509	128,582

Gross profit:
2005	$29,026	$30,994	$36,428	$40,983
2004	19,657	24,787	24,315	27,608

Net earnings (loss):
2005 (1)	$9,125	$10,224	$12,777	$21,433
2004 (2)	(2,015)	2,629	(1,008)	6,478

Basic net earnings (loss) per common share:
2005	$.45	$.50	$.63	$1.05
2004	(.17)	.22	(.06)	.32

Weighted average shares outstanding-basic (in thousands):
2005	20,068	20,294	20,434	20,487
2004	12,058	12,058	17,671	20,000

Diluted net earnings (loss) per common share:
2005	$.44	$.49	$.61	$1.03
2004	(.17)	.21	(.06)	.31

Weighted average shares outstanding-diluted (in thousands):
2005	20,782	20,831	20,853	20,856
2004	12,058	12,688	17,671	20,727

Dividends per common share – Class A common stock:
2005	$.0575	$.0575	$.0575	$.0575
2004	—	—	—	$.0575

(1)
Net earnings for the quarter ended December 31, 2005 includes a net income tax benefit of $7.0 million, which consisted of the recognition of an income tax benefit of approximately $8.8 million related to foreign tax credits and $1.8 million of foreign tax expense related to a foreign dividend distribution (see Note H).

(2)	Net loss for the quarter ended September 30, 2004 includes a $7.3 million loss on extinguishment of debt (see Note F).
51

NOTE O – SUBSEQUENT EVENT – STOCK SPLIT AND DIVIDEND POLICY

             On March 8, 2006, the Company’s Board of Directors authorized a three-for-two split of the Company’s Class A common stock. The stock split will be payable on March 29, 2006 to Company shareholders of record on March 20, 2006. The Company’s Class A common stock will begin trading on a split-adjusted basis on March 30, 2006. The Company’s Board of Directors also authorized, subject to shareholder approval, an increase in the number of authorized shares of the Company’s Class A common stock to 75,000,000 shares.

             In addition, the Company’s Board of Directors authorized a quarterly dividend of $.05 per share of Class A common stock for dividends payable after the date of the stock split.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Bucyrus International, Inc.

             We have audited the accompanying consolidated balance sheets of Bucyrus International, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive income, common shareholders’ investment, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

             In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bucyrus International, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

             We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission and our report dated March 10, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/Deloitte & Touche LLP

Milwaukee, Wisconsin

March 10, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
  Bucyrus International, Inc.:

             We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Bucyrus International, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

             We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

             A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

             Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

             In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

             We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2005 of the Company and our report dated March 10, 2006 expressed an unqualified opinion on those financial statements.

/s/Deloitte & Touche LLP

Milwaukee, Wisconsin
March 10, 2006

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of
Bucyrus International, Inc.:

             The management of Bucyrus International, Inc. and subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities and Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles.

             The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, Controller and Secretary, has assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management has concluded that, as of December 31, 2005, the Company’s internal control over financial reporting was effective based on that criteria.

             Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

             The Company’s independent registered public accounting firm has issued an audit report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, which is included herein.

Timothy W. Sullivan
Chief Executive Officer
March 10, 2006

Craig R. Mackus
Chief Financial Officer, Controller and Secretary
March 10, 2006

Bucyrus International, Inc.® Management Discussion & Analysis and Other Financial Information
57

This page is intentionally blank.
58

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

             The following discussion and analysis and information contained elsewhere in this report contain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of predictive, future tense or forward looking terminology, such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “will” or similar terms. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those contained in the forward-looking statements as a result of various factors, which are more fully described in the Company’s 2005 Form 10-K filed with the Securities and Exchange Commission.

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

             On November 17, 2004, the Company completed a secondary public offering in which AIP sold all of its remaining shares of common stock. The Company sold no shares in this secondary offering. As a result of this secondary public offering, AIP no longer owned any shares of the Company’s common stock, and the Company ceased to be a “Controlled Company” under NASDAQ rules.

             Business

             The Company designs, manufactures and markets large excavation machinery used for surface mining, and provides comprehensive aftermarket services, supplying replacement parts and offering maintenance and repair contracts and services for these machines. The Company manufactures its original equipment (“OEM”) products and the majority of aftermarket parts at its facility in South Milwaukee, Wisconsin. The Company’s principal OEM products are draglines, electric mining shovels and rotary blasthole drills, which are used primarily by customers who mine copper, coal, oil sands and iron ore throughout the world. In addition, the Company provides aftermarket services in mining centers throughout the world, including Argentina, Australia, Brazil, Canada, Chile, China, India, Peru, South Africa and the United States. The largest markets for this mining equipment have been in the Australia, Canada, South Africa, South America and the United States. In the future, Brazil, Canada, China and India are expected to be increasingly important markets.

             The market for OEM machines is closely correlated with customer expectations of sustained strength in prices of surface mined commodities. Growth in demand for these commodities is a function of, among other things, economic activity, population increases and continuing improvements in standards of living in many areas of the world. In 2003 and 2004, market prices for copper, coal, iron ore and oil increased and continued to be strong in 2005. Factors that could support sustained demand for these key commodities in 2006 and future years include continued economic growth in China, India and the developing world and renewed economic strength in industrialized countries. During the past year, inquires for new machines have increased. The highest interest has been in the oil sands of Western Canada, and inquires related to coal, copper and iron ore mines in other areas of the world have also increased.

             The Company’s aftermarket parts and service operations, which have accounted for approximately 70% of sales over the past ten years, tend to be more consistent than OEM machine sales. However, recent pronounced strength in commodity markets has positively affected aftermarket sales, although total aftermarket sales remained at approximately 70% of sales during 2005. The Company’s complex machines are typically kept in continuous operation from 15 to 40 years, requiring regular maintenance and repair throughout their productive lives. The size of the Company’s installed base of surface mining equipment and the Company’s ability to provide on-time delivery of reliable parts and prompt service are important drivers of aftermarket sales. Aftermarket orders and inquires continue to increase as the existing installed fleet of machines operates at very high utilization levels due to the current demand and increased prices for commodities.

             The Company continues to forecast increased sales activity for both aftermarket parts sales and OEM machine sales relative to prior periods. The Company anticipates that the current commodity demand will continue for at least the next three to five years. Recent strong order volume has caused the Company to hire new employees during 2005, and additional hiring is expected. As sustained order strength continues, the Company is taking steps to increase its manufacturing capacity. In early 2005, the Company entered into an agreement to lease a facility to be used for expansion of the Company’s manufacturing operations. Also, on August 24, 2005, the Company announced that it is proceeding with plans to expand its manufacturing facilities in South Milwaukee, Wisconsin. The initial phase of the expansion program includes the construction of a new facility on the grounds of the Company’s South Milwaukee campus north of Rawson Avenue at an approximate cost of $22 million. This initial phase of the expansion is expected to be completed by the fourth quarter of 2006.

             On February 16, 2006, the Company announced that it will undertake the second phase of its expansion program. The second phase, which has an approximate cost of $30 million and is expected to be completed in mid-2007, will expand the Company’s new facility north of Rawson Avenue to over 350,000 square feet of welding, machining and outdoor hard-goods storage space.

             A substantial portion of the Company’s sales and operating earnings is attributable to operations located outside the United States. The Company sells OEM machines, including those sold directly to foreign customers, and most of its aftermarket parts in United States dollars. A portion of the Company’s aftermarket parts sales are also denominated in the local currencies of Australia, Brazil, Canada, Chile, South Africa and the United Kingdom. Aftermarket services are paid for primarily in local currency which is naturally hedged by the Company’s payment of local labor in local currency. In 2005, approximately 75% of the Company’s sales were priced in United States dollars.

             Over the past three years, the Company increased gross profits by improving manufacturing overhead variances, achieving productivity gains and growing the Company’s high margin aftermarket parts and services business and increasing the prices of its products. To date, increasing costs of steel and other raw materials have not had a significant impact on the Company’s gross profit due to the higher selling prices of its products.

             Following is a discussion of key measures which contributed to the Company’s operating results.

Key Measures

             On-Time Delivery and Lead Times

             Due to the high fixed cost structure of the Company’s customers, it is critical that they avoid equipment downtime. On-time delivery and reduced lead time of aftermarket parts and services allow customers to reduce downtime and are therefore key measures of customer service, and the Company believes they are fundamental drivers of aftermarket customer demand. The Company’s on-time delivery percentage in the aftermarket, based on achieved promised delivery dates to customers was 92% for 2005, 94% for 2004 and 92% for 2003. Lead times for deliveries were approximately the same in 2005 as compared to 2004 and 2003. Lead times are expected to increase in 2006 due to the expected increase in sales volume.

             The Company maintained on-time deliveries and reduced lead times in recent years by focusing on development of key shop floor metrics, improved communication between sales, manufacturing and shipping, daily or weekly meetings to resolve issues, changing of shipment methods and hiring an additional supervisory person dedicated to on-time delivery. The information to accomplish many of these improvements is available from the Company’s enterprise resource planning (“ERP”) system.

             Productivity

             Sales per full time equivalent employee is a measure of the Company’s operational efficiency. Sales per full time equivalent employee were $.3 million for 2005, $.3 million for 2004 and $.2 million for 2003. The Company has experienced productivity increases in recent years, primarily due to the application of worldwide sales and inventory ERP systems, and personnel upgrades which, collectively, allowed sales to grow with minimal changes in headcount.

             Warranty Claims

             Product quality is another key driver of customer satisfaction and, as a result, sales. Management uses warranty claims as a percentage of total sales as one objective benchmark to evaluate product quality. During 2005, 2004 and 2003, warranty claims as a percentage of total sales were less than 1%.

             Backlog

             A strong backlog is a tool which allows more accurate sales forecast and production planning. Due to the high cost of some OEM products, backlog is subject to volatility, particularly over relatively short periods. A portion of the Company’s backlog is related to multi-year contracts that will generate revenue in future years. The following table shows backlog at December 31, 2005, 2004 and 2003 as well as the portion of backlog which is or was expected to be recognized within twelve months of these dates:

	December 31,

	2005	2004	2003

	(Dollars in Thousands)

Next 12 months	$413,131	$231,455	$122,263
Total	$658,612	$436,317	$233,642

             Inventory

             Inventory is one of the Company’s significant assets. As of December 31, 2005 the Company had $133.5 million in inventory. Raw materials and work in process inventory have increased in anticipation of future increased sales activity. Inventory turned at an annual rate of approximately 3.1 times in 2005 compared to 3.0 times during 2004. Inventory turns is calculated based on cost of sales and the average inventory balance during the prior twelve months. The Company believes that it has appropriately recorded at the lower of cost or market any slow moving or obsolete inventory in its financial statements. The factors that could reduce the carrying value of the Company’s inventory include reduced demand for aftermarket parts due to decreased sales volumes attributable to new or improved technology or customers discontinuing use of the Company’s older model machines, which could render inventory obsolete or excess. With the exception of the normal inventory obsolescence provision recorded in the ordinary course of business, the Company does not anticipate recording any significant inventory impairments.

Results of Operations

             Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

             Sales

             Sales for 2005 were $575.0 million compared with $454.2 million for 2004. Sales of aftermarket parts and services for 2005 were $394.4 million, an increase of 22.7% from $321.4 million for 2004. The increase in aftermarket sales reflects the Company’s continuing initiatives and strategies to capture additional market share as well as continued strong commodity prices. Aftermarket sales increased in both the United States and international markets. Machine sales for 2005 were $180.6 million, an increase of 36.0% from $132.8 million for 2004. The increase in machine sales in 2005 was primarily due to increased electric mining shovel sales and the recognition of sales on two draglines that were sold in 2004. Approximately $6.5 million of the increase in sales for 2005 was attributable to a weakening United States dollar, which primarily impacted aftermarket sales (see “Foreign Currency Fluctuations” below.)

             Gross Profit

             Gross profit for 2005 was $137.4 million or 23.9% of sales compared with $96.4 million or 21.2% of sales for 2004. The increase in the gross profit was primarily due to an increased sales volume and higher gross margins on both machines and aftermarket sales. Gross profit for 2005 was reduced by $1.5 million of training costs related to the Company’s new leased manufacturing facility. Gross profit for 2005 and 2004 was also reduced by $5.3 million and $5.2 million, respectively, of additional depreciation expense as a result of purchase price allocation to plant and equipment in connection with acquisitions involving the Company. Approximately $1.5 million of the increase in 2005 was attributable to a weakening United States dollar (see “Foreign Currency Fluctuations” below).

             Selling, General and Administrative Expenses

             Selling, general and administrative expenses for 2005 were $54.4 million or 9.5% of sales compared with $53.1 million or 11.7% of sales for 2004. Selling, general and administrative expense for 2005 included $.2 million related to non-cash stock-based employee compensation compared to $10.1 million for 2004. Non-cash stock compensation expense in 2004 primarily represented the charge recorded related to stock options issued prior to the completion of the Company’s initial public offering on July 28, 2004. Selling expenses for 2005 increased by $4.5 million from 2004 primarily due to increased sales efforts and higher foreign costs as a result of the weakened U.S. dollar, but remained relatively constant as a percentage of sales. Foreign currency transaction gains for 2005 were $1.0 million compared with gains of $2.7 million for 2004. The Company incurred approximately $1.2 million of consulting expenses during 2005 related to Sarbanes-Oxley Section 404 compliance.

             Research and Development Expenses

             Research and development expenses for 2005 were $7.2 million compared with $5.6 million for 2004. The increase in 2005 was in part due to the continuing development of electrical and machine upgrade systems.

             Amortization of Intangible Assets

             Amortization of intangible assets, consisting primarily of engineering drawings, bill of material listings and software, was $1.8 million for 2005 and 2004.

             Operating Earnings

             Operating earnings for 2005 were $74.1 million or 12.9% of sales compared with $35.9 million or 7.9% of sales for 2004. Operating earnings for 2005 increased from 2004 due to increased gross profit resulting from increased sales volume and higher gross margins on both machines and aftermarket sales. Operating earnings for 2004 were reduced by $10.1 million of non-cash stock compensation expense. Approximately $.6 million of the increase in operating earnings for 2005 was attributable to a weakening United States dollar (see “Foreign Currency Fluctuations” below).

             Interest Expense

             Interest expense for 2005 was $4.9 million compared with $11.5 million for 2004. The decrease in interest expense in 2005 was primarily due to the refinancing of the Company’s capital structure in connection with its initial public offering which was completed on July 28, 2004.

             Other Expense-Net

             Other expense-net for 2005 and 2004 was $.3 million and $1.7 million, respectively. Included in the amount for 2004 was $.6 million of secondary common stock offering expenses. Debt issuance cost amortization was $1.0 million and $1.4 million for 2005 and 2004, respectively. These amounts include costs related to the Company’s credit facilities (see “Liquidity and Capital Resources-Financing Cash Flows” below).

             Income  Taxes

             Income tax expense for 2005 was $15.4 million compared with $9.3 million for 2004. In 2005, U.S. taxable income exceeded available net operating loss carryforwards and income tax expense was recorded. Foreign taxes continue to be recorded at applicable statutory rates. Income tax expense for 2005 is reduced by a net income tax benefit of $7.0 million, which consisted of $1.8 million of foreign tax expense related to a foreign dividend distribution and the recognition of an income tax benefit of approximately $8.8 million related to foreign tax credits. During 2005, the Company quantified the amount of previously unclaimed foreign tax credits which the Company now believes can be utilized in part by amending historical income tax returns. During 2006, the Company will continue to evaluate the potential to claim additional foreign tax credits originating from other jurisdictions and may record further income tax benefits at that time. At December 31, 2005, the Company had approximately $14.3 million of federal net operating loss carryforwards. The carryforwards are useable at the rate of $3.6 million per year.

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

             Gross Profit

             Gross profit for 2004 was $96.4 million or 21.2% of sales compared with $69.5 million or 20.6% of sales for 2003. The increase in gross profit was primarily due to an increase in sales. In 2004, increases in steel and other raw material costs did not have a significant impact on gross profit due to higher selling prices of the Company’s products. Gross profit for 2004 and 2003 was reduced by $5.2 million and $5.1 million, respectively, of additional depreciation expense as a result of the purchase price allocation to plant and equipment in connection with acquisitions involving the Company. Approximately $2.1 million of the increase in gross profit for 2004 was attributable to a weakening United States dollar.

             Selling, General and Administrative Expenses

             Selling, general and administrative expenses for 2004 were $53.1 million or 11.7% of sales compared to $42.7 million or 12.7% of sales for 2003. Selling, general and administrative expenses for 2004 included $10.1 million related to non-cash stock-based employee compensation compared to $1.8 million in 2003. Non-cash stock compensation expense primarily represented the charge recorded related to stock options issued prior to the completion of the Company’s initial public offering on July 28, 2004. AIP expenses pursuant to the management services agreement in 2004 were $1.2 million compared with $3.2 million in 2003. This management services agreement was terminated in July 2004. Foreign currency transaction gains for 2004 were $2.7 million compared with a $.8 million loss for 2003. The Company incurred a loss of $.3 million on the sale of fixed assets in 2004 compared to a loss of $.6 million in 2003.

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

             Operating Earnings

             Operating earnings for 2004 were $35.9 million or 7.9% of sales compared with $20.5 million or 6.1% of sales for 2003. The improvement in 2004 was primarily due to increased gross profit resulting from increased sales volume. This improvement was partially offset by the increase in non-cash stock compensation expense discussed in “Selling, General and Administrative Expenses” above.

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

             Other Expense-Net

             Other expense-net for 2004 was $1.7 million compared with $.9 million for 2003. Included in the amount for 2004 was $.6 million of secondary common stock offering expenses. Debt issuance cost amortization was $1.4 million in 2004 compared with $1.2 million in 2003. These amounts include costs related to our credit facilities as described further in “Liquidity and Capital Resources-Financing Cash Flows” below.

             Income Taxes

             Income tax expense for 2004 was $9.3 million compared to $5.6 million for 2003. In 2003, income tax expense consisted primarily of foreign taxes at applicable statutory rates since taxable U.S. income was offset by federal net operating loss carryforwards. In 2004, U.S. taxable income exceeded available net operating loss carry forwards and income tax expense was recorded. Amounts included in income tax expense in 2004 are further described in Note H to the consolidated financial statements. Foreign taxes continue to be at applicable statutory rates. At December 31, 2004, the Company had available approximately $17.8 million of federal net operating loss carryforwards.

Foreign Currency Fluctuations

             The following table summarizes the approximate effect of changes in foreign currency exchange rates on the Company’s sales, gross profit and operating earnings for the years ended December 31, 2005, 2004 and 2003, in each case compared to the prior year:

	Years Ended December 31,

	2005	2004	2003

	(Dollars in Thousands)

Increase in sales	$6,536	$11,946	$17,134
Increase in gross profit	1,528	2,103	3,307
Increase in operating earnings	573	246	1,434
66

EBITDA

             Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the years ended December 31, 2005, 2004 and 2003 was $87.6 million, $48.2 million and $33.1 million, respectively. EBITDA is presented (i) because the Company uses EBITDA to measure its liquidity and financial performance and (ii) because the Company believes EBITDA is frequently used by securities analysts, investors and other interested parties in evaluating the performance and enterprise value of companies in general, and in evaluating the liquidity of companies with significant debt service obligations and their ability to service their indebtedness. The EBITDA calculation is not an alternative to operating earnings under accounting principles generally accepted in the United States of America (“GAAP”) as an indicator of operating performance or of cash flows as a measure of liquidity. The following table reconciles Net Earnings (Loss) as shown in the Consolidated Statements of Operations to EBITDA and reconciles EBITDA to Net cash provided by operating activities as shown in the Consolidated Statements of Cash Flows:

	Years Ended December 31,

	2005	2004	2003

	(Dollars in Thousands)

Net earnings (loss)	$53,559	$6,084	$(3,581)
Interest income	(669)	(316)	(322)
Interest expense	4,865	11,547	17,687
Income taxes	15,358	9,276	5,583
Depreciation	11,681	11,061	10,831
Amortization (1)	2,788	3,194	2,888
Loss on extinguishment of debt	—	7,316	—

EBITDA (2)	87,582	48,162	33,086
Changes in assets and liabilities	(18,123)	(22,957)	10,382
Non-cash stock compensation expense (3)	180	10,076	1,792
Loss on sale of fixed assets	273	287	626
Interest income	669	316	322
Interest expense	(4,865)	(11,547)	(17,687)
Income tax expense	(15,358)	(9,276)	(5,583)
Secondary offering expenses	—	602	—

Net cash provided by operating activities	$50,358	$15,663	$22,938

Net cash used in investing activities	$(22,109)	$(6,706)	$(3,303)

Net cash provided by (used in) financing activities	$(36,299)	$5,188	$(18,990)

(1)	Includes amortization of intangible assets and debt issuance costs.

(2)
EBITDA for the years ended December 31, 2004 and 2003 was reduced by expenses pursuant to a management services agreement with American Industrial Partners (“AIP”) as well as fees paid to AIP or its affiliates and advisors for services performed for the Company outside the scope of the management services agreement of $1.3 million and $3.5 million, respectively. The management services agreement was terminated in July 2004. EBITDA for the years ended December 31, 2005, 2004 and 2003, was also reduced by restructuring charges of $.5 million, $.4 million and $.6 million, respectively, primarily related to severance payments and related matters.

(3)
Non-cash stock compensation expense in 2004 primarily represents the charge recorded related to stock options issued prior to the completion of the Company’s initial public offering on July 28, 2004. At the time of the initial public offering, the plan required certain modifications to the determination of fair market value for these previously issued options. In accordance with EITF Issue No. 87-23, no further compensation expense was recorded subsequent to July 28, 2004 related to stock options issued under this plan prior to the Company’s initial public offering.

Liquidity and Capital Resources

             Stock Split and Dividend Policy

             On March 8, 2006, the Company’s Board of Directors authorized a three-for-two split of the Company’s Class A common stock. The stock split will be payable on March 29, 2006 to Company shareholders of record on March 20, 2006. The Company’s Class A common stock will begin trading on a split-adjusted basis on March 30, 2006. The Company’s Board of Directors also authorized, subject to shareholder approval, an increase in the number of authorized shares of the Company’s Class A common stock to 75,000,000 shares.

             In addition, the Company’s Board of Directors also authorized a 30% increase in the quarterly dividend, to the amount of $.05 per share per quarter, for dividends payable after the date of the stock split.

             Initial Public Offering

             On July 28, 2004, the Company completed the initial public offering of 12,362,500 shares of Class A common stock at $18 per share, from which the Company received net proceeds, after commissions and expenses, of approximately $129.8 million. The Company sold 7,941,177 shares in the offering and AIP sold 4,421,323 shares. On July 28, 2004, the net proceeds from the stock sale together with $100.0 million borrowed under the Company’s senior secured credit facility were used to retire all of the 9 ¾% Senior Notes due 2007 (the “Senior Notes”) and accrued interest, repay all borrowings under the Company’s previous senior secured credit facility and pay all amounts owed AIP under the management services agreement which was terminated prior to the initial public offering. The following is a summary of the sources and uses of proceeds related to the initial public offering.

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

             Cash Requirements

             During 2006, the Company anticipates strong cash flows from operations due to continued strength in aftermarket parts sales as well as increased demand for new machines. In expanding markets, customers are generally contractually obligated to make progress payments under purchase contracts for machine orders and certain large parts orders. As a result, the Company does not anticipate significant outside financing requirements to fund production of these machines and does not believe that new machine sales will have a material negative effect on its liquidity. If additional borrowings are necessary during 2006, the Company believes it has sufficient capacity under its new revolving credit facility (see “Financing Cash Flows” below).

             The following table summarizes the Company’s contractual obligations as of December 31, 2005:

	Total	1 Year or Less	2-3 Years	4-5 Years	Thereafter

	(Dollars in Thousands)

Long-term debt	$67,375	$400	$1,110	$63,896	$1,969
Short-term obligations	939	939	—	—	—
Purchase obligations (1)	3,485	1,204	2,281	—	—
Operating leases and rental and service agreements	38,907	6,435	8,762	6,681	17,029
Expansion project (2)	16,720	16,720	—	—	—

Total	$127,426	$25,698	$12,153	$70,577	$18,998

(1)
Obligations related to purchase orders entered into in the ordinary course of business are excluded from the above table. Any amounts for which the Company is liable for goods or services received under purchase orders are reflected in the Consolidated Balance Sheets as accounts payable and accrued expenses.

(2)
On August 24, 2005, the Company announced that it is proceeding with plans to expand its manufacturing facilities in South Milwaukee, Wisconsin. The initial phase of the expansion program will include the construction of a new facility on the grounds of the Company’s South Milwaukee campus north of Rawson Avenue at an approximate cost of $22 million. The construction of this new facility is expected to be completed during the fourth quarter of 2006. On February 16, 2006, the Company announced that it will undertake the second phase of its expansion program. The second phase, which has an approximate cost of $30 million and is expected to be completed in mid-2007, will expand the Company’s new facility north of Rawson Avenue. The Company intends to finance the expansion program through working capital and funds available under its existing revolving credit facility, and is exploring the availability of governmental grants and other programs.

             The Company’s capital expenditures for the year ended December 31, 2005 were $22.2 million compared with $6.3 million for the year ended December 31, 2004. Included in capital expenditures for 2005 was $3.1 million related to the new leased manufacturing facility in Milwaukee and $2.2 million related to the expansion project. The remaining expenditures consist primarily of production machinery at the Company’s main manufacturing facility. The Company expects a continued increase in capital expenditures over the next twelve months as it increases manufacturing capacity and upgrades and replaces manufacturing equipment to support increased sales activity. The Company believes cash flows from operating activities will be sufficient to fund capital expenditures in 2006.

             At December 31, 2005, there were $26.3 million of standby letters of credit outstanding under all Company bank facilities.

             The Company’s long-term liabilities consist of primarily warranty and product liability accruals and pension and postretirement benefit accruals. For the year 2006, the Company expects to contribute $9.6 million to its pension plans and $1.7 million for the payment of benefits from its postretirement benefit plan.

             Payments of warranty and product liability claims are not subject to a definitive estimate by year. Management does not anticipate cash requirements for warranty claims to be materially different than historical funding levels. The Company does not expect to pay any material product liability claims in 2006.

             In addition to the obligations noted above, the Company anticipates cash funding requirements for interest, dividends and income taxes of approximately $2.0 million, $6.0 million and $23.0 million, respectively, during the year 2006. A quarterly cash dividend of $1.2 million ($.0575 per share) was declared on February 16, 2006 and is payable on March 20, 2006.

             The Company believes that cash flows from operations will be sufficient to fund the cash requirements outlined above for the next twelve months.

             Sources and Uses of Cash

             The Company had $12.5 million of cash and cash equivalents at December 31, 2005. Of this amount, $12.2 million is located at various subsidiaries and is used for working capital purposes. Cash receipts in the United States are applied against the Company’s revolving credit facility.

             Operating Cash Flows

             During 2005, the Company generated cash from operating activities of $50.4 million compared to $15.7 million in 2004. The increase in cash flows from operating activities was driven primarily by increased sales activity.

             Receivables

             The Company recognizes revenues on machine orders using the percentage of completion method. Accordingly, accounts receivable are generated when revenue is recognized, which can be before the funds are collected or in some cases, before the customer is billed. As of December 31, 2005, the Company had $155.5 million of accounts receivable compared to $90.8 million of accounts receivable at December 31, 2004. Receivables at December 31, 2005 and 2004 included $68.2 million and $31.4 million, respectively, of revenues from long-term contracts which were not billable at these dates.

Liabilities to Customers on Uncompleted Contracts and Warranties

             Customers generally make down payments at the time of the order for a new machine as well as progress payments throughout the manufacturing process. In accordance with Statement of Position No. 81-1, these payments are recorded as Liabilities to Customers on Uncompleted Contracts and Warranties. The increase of $27.0 million from December 31, 2004 to December 31, 2005 was due to the receipt of customer payments on certain long-term machine contracts for which the related revenue has yet to be recognized.

             Financing Cash Flows

             On May 27, 2005, the Company entered into a new credit agreement with GMAC Commercial Finance LLC as lead lender. The credit agreement provides for a five-year $120.0 million revolving credit facility that may, at the Company’s request and with the lender’s approval, be increased to $150.0 million. The credit agreement provides that interest on borrowed amounts would initially be set at either the prime rate plus .25% or LIBOR plus 1.25%, with quarterly adjustments to interest rates beginning after nine months. Proceeds from this new revolving credit facility were used to pay in full the previously outstanding senior secured term loan. Borrowings under the revolving credit facility are subject to a borrowing base formula based on the value of eligible receivables and inventory. At December 31, 2005, the Company had $63.5 million of borrowings under its revolving credit facility at a weighted average interest rate of 6.3%. The amount available for borrowings under the revolving credit facility at December 31, 2005 was $36.1 million.

             The new credit agreement contains covenants limiting the discretion of management with respect to key business matters and places significant restrictions on, among other things, the Company’s ability to incur additional indebtedness, create liens or other encumbrances, make certain payments or investments, loans and guarantees, and sell or otherwise dispose of assets and merge or consolidate with another entity. All of the Company’s domestic assets and the receivables and inventory of the Company’s Canadian subsidiary are pledged as collateral under the revolving credit facility. In addition, the outstanding capital stock of the Company’s domestic subsidiaries as well as the majority of the capital stock of the Company’s foreign subsidiaries are pledged as collateral. The Company is also required to maintain compliance with certain covenants, including a leverage ratio (as defined). The Company was in compliance with these covenants as of December 31, 2005.

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

             Revenue Recognition— Revenue from long-term sales contracts, such as for the manufacture of our machines and certain parts orders, is recognized using the percentage-of-completion method prescribed by Statement of Position No. 81-1 due to the length of time to fully manufacture and assemble the Company’s machines or replacement parts. The Company measures revenue recognized based on the ratio of estimated costs incurred to date in relation to total costs to be incurred. The percentage-of-completion method of accounting for these contracts most accurately reflects the status of these uncompleted contracts in the Company’s financial statements and most accurately measures the matching of revenues with expenses. The Company also has long-term maintenance and repair contracts with customers. Under these contracts, the Company provides all replacement parts, regular maintenance services and necessary repairs for the excavation equipment at a particular mine with an on-site support team. In addition, some of these contracts call for the Company’s personnel to operate the equipment being serviced. The customer is billed monthly and a liability for deferred revenues is recorded if payments received exceed revenues recognized. At the time a loss on a contract becomes known, the amount of the estimated loss is recognized in the consolidated financial statements. Revenue from all other types of sales, primarily sales of aftermarket parts, net of estimated returns and allowances, is recognized in conformity with Staff Accounting Bulletin No. 104, when all of the following circumstances are satisfied: persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured and delivery has occurred or services have been rendered. Criteria for revenue recognition is generally met at the time products are shipped, as the terms are FOB shipping point.

             Goodwill and Intangible Assets— The Company accounts for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). As a result, goodwill is not subject to amortization, but instead is subject to an evaluation for impairment at least annually by applying a two-step fair-value based test. Additionally, intangible assets with indefinite lives are also not amortized but are subject to an evaluation for impairment at least annually by applying a lower-of-cost-or-market test. Intangible assets with finite lives continue to be amortized. For goodwill, the fair value of the Company’s reporting units exceeds the carrying amounts and an impairment charge is not required. As of December 31, 2005, the Company carried on its balance sheet $12.4 million of indefinite life intangible assets, which consists of trademarks and trade names. The Company has also completed an impairment analysis of its indefinite life intangible assets in accordance with the provisions of SFAS 142 and has determined that an impairment charge is not required.

             Warranty— Sales of the Company’s products generally carry typical manufacturers’ warranties, the majority of which cover products for one year, based on terms that are generally accepted in the Company’s marketplaces. The Company records provisions for estimated warranty and other related costs as revenue is recognized based on historical warranty loss experience and periodically adjust these provisions to reflect actual experience.

             Product Liability— The Company is subject to numerous product liability claims, many of which relate to products no longer manufactured by the Company or its subsidiaries, and other claims arising in the ordinary course of business. The Company has insurance covering most of these claims, subject to varying deductibles up to $3 million, and has various limits of liability depending on the insurance policy year in question. The Company establishes product liability reserves for the self-insured portion of any known outstanding matters based on the likelihood of loss and the ability to reasonably estimate such loss. The Company makes estimates based on available information and its best judgment after consultation with appropriate experts. The Company periodically revises estimates based upon changes to facts or circumstances.

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

             In determining net periodic cost for pension benefits and for postretirement benefits other than pensions for 2005, the Company’s actuarial consultants used a 5.75% discount rate and an expected long-term rate of return on plan assets of 9%. The discount rate for 2005 was reduced from 6.25% in 2004 while the expected long-term rate of return on plan assets did not change from 2004.

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

	1 Percentage Point Increase	1 Percentage Point Decrease

	(Dollars in Thousands)

Change in the discount rate:
Pension and postretirement benefit obligation	$(9,949)	$11,729
Net periodic pension and postretirement benefit cost	(654)	726
Change in expected rate of return on plan assets:
Net periodic pension cost	(579)	579

             Off Balance Sheet Arrangements

             The Company does not have any off balance sheet financing arrangements that have or are reasonably likely to have a current or future effect on its financial condition that is material to investors.

SELECTED FINANCIAL DATA

	Years Ended December 31,

	2005	2004	2003	2002	2001

	(Dollars in thousands, except per share amounts)

Consolidated Statement of Operations Data:
Sales	$575,042	$454,186	$337,695	$289,598	$290,576
Net earnings (loss)	53,559	6,084	(3,581)	(10,786)	(10,463)
Net earnings (loss) per share of common stock:
Basic	2.64	.39	(.31)	(.94)	(.91)
Diluted	2.57	.38	(.31)	(.94)	(.91)
Cash dividends per common share	.23	.0575	—	—	—
Consolidated Balance Sheet Data:
Total assets	491,967	392,809	362,143	346,878	355,745
Long-term liabilities, including
long-term debt	115,799	148,852	231,689	283,574	282,302
74

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

             The Company’s market risk is impacted by changes in interest rates and foreign currency exchange rates.

             Interest Rates  - The Company’s interest rate exposure relates primarily to floating rate debt obligations in the United States. The Company manages borrowings under its new credit agreement through the selection of LIBOR based borrowings or prime-rate based borrowings. If market conditions warrant, interest rate swaps may be used to adjust interest rate exposures, although none have been used to date. At December 31, 2005, a sensitivity analysis was performed for the Company’s floating rate debt obligations. Based on these sensitivity analyses, the Company has determined that a 10% change in the weighted average interest rate at December 31, 2005 would have the effect of changing its interest expense on an annual basis by approximately $.4 million.

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

             Based on the derivative instruments outstanding at December 31, 2005, a 10% change in foreign currency exchange rates would not have a material effect on the Company’s financial position, results of operations or cash flows.

This page is intentionally blank.
76