Form 10-K, Exhibit 13
period 2006-12-31
BUCYRUS INTERNATIONAL INC
filed 2007-03-01
CIK 740761

EXHIBIT 13
Portions of the 2006
Annual Report to Stockholders

Bucyrus International, Inc.®
Financial Statements

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(Dollars in Thousands, Except Per Share Amounts)

	Years Ended December 31,

	2006	2005	2004

Sales	$738,050	$575,042	$454,186
Cost of products sold	551,275	437,611	357,819

Gross profit	186,775	137,431	96,367
Selling, general and administrative expenses	73,138	54,354	53,050
Research and development expenses	10,661	7,225	5,619
Amortization of intangible assets	1,792	1,801	1,817

Operating earnings	101,184	74,051	35,881
Interest expense	3,693	4,865	11,547
Other income	(818)	(718)	(321)
Other expense	1,035	987	1,979
Loss on extinguishment of debt	—	—	7,316

Earnings before income taxes	97,274	68,917	15,360
Income tax expense	26,930	15,358	9,276

Net earnings	$70,344	$53,559	$6,084

Net earnings per share data
Basic:
Net earnings per share	$2.25	$1.76	$.26
Weighted average shares	31,264,580	30,483,453	23,197,292
Diluted:
Net earnings per share	$2.23	$1.71	$.25
Weighted average shares	31,539,761	31,246,137	24,221,550

See notes to consolidated financial statements.

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in Thousands)

	Years Ended December 31,

	2006	2005	2004

Net earnings	$70,344	$53,559	$6,084

Other comprehensive income (loss):
Foreign currency translation adjustments	1,215	(589)	3,721
Minimum pension liability adjustment, net of income taxes	4,626	(2,929)	8,824

Other comprehensive income (loss)	5,841	(3,518)	12,545

Comprehensive income	$76,185	$50,041	$18,629

See notes to consolidated financial statements.

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands, Except Per Share Amounts)

	December 31,

	2006	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,575	$12,451
Receivables-net	162,535	155,547
Inventories	176,277	133,476
Deferred income taxes	11,725	18,363
Prepaid expenses and other	16,408	6,982

Total Current Assets	376,520	326,819

OTHER ASSETS:
Goodwill	47,306	47,306
Intangible assets-net	28,097	34,565
Deferred income taxes	16,117	10,355
Other assets	7,523	8,767

Total Other Assets	99,043	100,993

PROPERTY, PLANT AND EQUIPMENT:
Land	4,099	2,331
Buildings and improvements	55,439	18,593
Machinery and equipment	151,066	120,014
Less accumulated depreciation	(85,455)	(76,783)

Total Property, Plant and Equipment	125,149	64,155

TOTAL ASSETS	$600,712	$491,967

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
(Dollars in Thousands, Except Per Share Amounts)

	December 31,

	2006	2005

LIABILITIES AND COMMON STOCKHOLDERS’ INVESTMENT

CURRENT LIABILITIES:
Accounts payable	$83,603	$65,729
Accrued expenses	44,121	41,018
Liabilities to customers on uncompleted contracts and warranties	32,233	35,239
Income taxes	9,978	11,943
Short-term obligations	121	939
Current maturities of long-term debt	210	400

Total Current Liabilities	170,266	155,268

LONG-TERM LIABILITIES:
Postretirement benefits	17,313	14,257
Pension and other	34,871	34,567

Total Long-Term Liabilities	52,184	48,824

LONG-TERM DEBT, less current maturities	82,266	66,975

COMMITMENTS AND CONTINGENCIES – Note M

COMMON STOCKHOLDERS’ INVESTMENT:
Class A common stock – par value $.01 per share, authorized 75,000,000 shares, issued 31,685,767 and 30,991,820 shares in 2006 and 2005, respectively	317	310
Additional paid-in capital	306,981	298,079
Unearned restricted stock compensation	—	(466)
Treasury stock, at cost – 108,600 shares	(851)	(851)
Accumulated earnings (deficit)	13,451	(50,963)
Accumulated other comprehensive loss	(23,902)	(25,209)

Total Common Stockholders’ Investment	295,996	220,900

TOTAL LIABILITIES AND COMMON STOCKHOLDERS’ INVESTMENT	$600,712	$491,967

See notes to consolidated financial statements.

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS’ INVESTMENT
(Dollars in Thousands)

	Class A Common Stock	Additional Paid-In Capital	Unearned Restricted Stock Compensation	Treasury Stock	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Loss

Balance at January 1, 2004	$121	$149,472	—	$(851)	$(104,783)	$(34,236)
Initial public offering	80	129,711	—	—	—	—
Issuance of restricted stock(36,000 shares)	—	720	$(720)	—	—	—
Stock compensation expense	—	10,027	49	—	—	—
Net earnings	—	—	—	—	6,084	—
Dividends declared	—	—	—	—	(1,151)
Translation adjustments	—	—	—	—	—	3,721
Minimum pensionliability adjustment	—	—	—	—	—	8,824

Balance at December 31, 2004	201	289,930	(671)	(851)	(99,850)	(21,691)
Issuance of common stock (849,654 shares)	6	3,961	—	—	—	—
Income tax effect of stock options exercised	—	4,316	—	—	—	—
Stock compensation expense	—	—	180	—	—	—
Restricted stock forfeited (1,800 shares)	—	(25)	25	—	—	—
Net earnings	—	—	—	—	53,559	—
Dividends declared	—	—	—	—	(4,672)	—
Translation adjustments	—	—	—	—	—	(589)
Minimum pension liability adjustment	—	—	—	—	—	(2,929)

Balance at December 31, 2005	207	298,182	(466)	(851)	(50,963)	(25,209)
Stock split three-for-two	103	(103)	—	—	—	—
Cash in lieu of fractional shares	—	(98)	—	—	—	—
Issuance of common stock (438,841 shares)	4	832	—	—	—	—
Issuance of nonvested common stock (306,075 shares)	3	(3)	—	—	—	—
Income tax effect of stock options exercised	—	4,353	—	—	—	—
Stock compensation expense	—	4,284	—	—	—	—
Reclassification of unearned compensation to additional paid-in-capital upon adoption of SFAS 123(R) – see Note G	—	(466)	466	—	—	—
Net earnings	—	—	—	—	70,344	—
Dividends declared	—	—	—	—	(5,930)	—
Translation adjustments	—	—	—	—	—	1,215

	Class A Common Stock	Additional Paid-In Capital	Unearned Restricted Stock Compensation	Treasury Stock	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Loss

Minimum pension liability adjustment, net of income taxes	—	—	—	—		4,626
Adjustment to initially adopt SFAS No. 158, net of income taxes - see Notes I and J	—	—	—	—	—	(4,534)

Balance at December 31, 2006	$317	$306,981	$—	$(851)	$13,451	$(23,902)

See notes to consolidated financial statements.

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	Years Ended December 31,

	2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$70,344	$53,559	$6,084
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	12,892	11,681	11,061
Amortization	2,827	2,788	3,194
Stock compensation expense	4,284	180	10,076
Stock issued in payment of director’s fees	81	70	—
Deferred income taxes	275	(9,765)	3,772
Tax benefit from exercise of stock options	—	4,316	—
Loss on sale of property, plant and equipment	140	273	287
Receipt of government grants for training expenses	800	—	—
Loss on extinguishment of debt	—	—	7,316
Secondary offering expenses	—	—	602
Changes in assets and liabilities:
Receivables	(6,443)	(64,729)	(15,023)
Inventories	(42,433)	(21,904)	8,726
Other current assets	(8,840)	(1,112)	5,473
Other assets	(414)	1,574	(3,309)
Current liabilities other than income taxes, short-term obligations and current maturities of long-term debt	13,848	72,752	(14,849)
Income taxes	(1,171)	7,708	(1,376)
Long-term liabilities other than deferred income taxes	4,740	(7,033)	(6,371)

Net cash provided by operating activities	50,930	50,358	15,663

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(71,306)	(22,164)	(6,285)
Proceeds from sale of property, plant and equipment	517	305	105
Other	186	(250)	(526)

Net cash used in investing activities	(70,603)	(22,109)	(6,706)

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Dollars in Thousands)

	Years Ended December 31,

	2006	2005	2004

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings from (repayments of) revolving credit facilities	$15,299	$63,490	$(37,420)
Proceeds from other bank borrowings and long-term debt	150	643	263
Payments of other bank borrowings and long-term debt	(1,166)	(321)	(393)
Proceeds from senior secured term loan	—	—	100,000
Retirement of Senior Notes	—	—	(150,000)
Payment of prepayment penalty on Senior Notes	—	—	(5,560)
Payment of deferred interest on Senior Notes owned by Holdings	—	—	(23,660)
Repayment of senior secured term loan	—	(98,750)	(1,250)
Receipt of government grants for facilities expansion	2,000	—	—
Payment of financing expenses	(268)	(591)	(4,830)
Payment of secondary offering expenses	—	—	(602)
Net proceeds from issuance of common stock	756	3,896	129,791
Tax benefit from exercise of stock options	4,353	—	—
Dividends paid	(5,892)	(4,666)	(1,151)
Payment in lieu of fractional shares - stock split	(98)	—	—

Net cash provided by (used in) financing activities	15,134	(36,299)	5,188

Effect of exchange rate changes on cash	1,663	(116)	397

Net increase (decrease) in cash and cash equivalents	(2,876)	(8,166)	14,542
Cash and cash equivalents at beginning of year	12,451	20,617	6,075

Cash and cash equivalents at end of year	$9,575	$12,451	$20,617

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$4,297	$5,443	$39,569
Income taxes-net of refunds	26,735	14,462	6,976

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Capital expenditures related to expansion program included in accounts payable	$3,047	—	—

See notes to consolidated financial statements.

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – SUMMARY OF ACCOUNTING POLICIES

          Nature of Operations

          Bucyrus International, Inc. (the “Company”) is a Delaware corporation and a leading manufacturer of surface mining equipment, principally draglines, electric mining shovels and large rotary blasthole drills. Major markets for the surface mining industry are copper, coal, oil sands and iron ore. The Company also has a comprehensive aftermarket business that includes replacement parts, maintenance and other services. The largest markets for the Company's products and services are in Australia, Canada, China, India, South Africa, South America and the United States.

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

          Inventories

          Inventories are stated at lower of cost (first-in, first-out method) or net realizable value. The cost of finished goods and work in progress includes the cost of raw materials, other direct costs and production overheads. Net realizable value is the estimate of the selling price in the ordinary course of business, less the cost of completion and selling. Provision is made to reduce the cost to net realizable value for obsolete and slow-moving inventories. Advances from customers are netted against inventories to the extent of related accumulated costs. Advances in excess of related costs and earnings on uncompleted contracts are classified as a liability to customers. Advances netted against inventory costs were zero and $.4 million at December 31, 2006 and 2005, respectively.

          Goodwill and Intangible Assets

          Goodwill and intangible assets are accounted for in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) (see Note D).

          Intangible assets consist primarily of engineering drawings, bill-of-material listings, software, trademarks and trade names. At December 31, 2005, intangible assets also included $4.6 million related to an adjustment to record an additional minimum pension liability (see Note I). Upon the adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, on December 31, 2006, an intangible asset related to this adjustment is no longer required.

          Property, Plant and Equipment

          Depreciation is provided over the estimated useful lives of respective assets using the straight-line method for financial reporting and accelerated methods for income tax purposes. Estimated useful lives used for financial reporting purposes range from ten to forty years for buildings and improvements and three to 17 years for machinery and equipment.

          Capitalized Interest

          Under certain conditions, the Company capitalizes interest as part of the acquisition cost of an asset. Interest is capitalized only during the period of time required to complete and prepare the asset for its intended use. For the year ended December 31, 2006, the Company capitalized $.8 million of interest as a part of the cost of a multi-phase expansion of its manufacturing facilities.

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

          Foreign Currency Translation

          The assets and liabilities of foreign subsidiaries are translated into U.S. dollars using year-end exchange rates. Sales and expenses are translated at average rates during the year. Adjustments resulting from this translation are deferred and reflected as a separate component of Common Stockholders’ Investment. Gains and losses from foreign currency transactions are included in Selling, General and Administrative expenses in the Consolidated Statements of Earnings. Transaction losses totaled $1.0 million for the year ended December 31, 2006, and transaction gains totaled $1.0 million and $2.7 million for the years ended December 31, 2005 and 2004, respectively. Transaction gains and losses on intercompany advances to foreign subsidiaries for which settlement is not planned or anticipated in the foreseeable future are deferred and reflected as a component of Common Stockholders’ Investment.

          Comprehensive Income (Loss)

          Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income,” requires the reporting of comprehensive income (loss) in addition to net income (loss). Comprehensive income (loss) is a more inclusive financial reporting method that includes disclosure of financial information that historically has not been recognized in the calculation of net income (loss). The Company reports comprehensive income (loss) and accumulated other comprehensive loss, which encompasses net income (loss), foreign currency translation adjustments, minimum pension liability adjustments and an adjustment to adopt SFAS No. 158 (see Notes I and J), in the Consolidated Statements of Common Stockholders’ Investment. Information regarding accumulated other comprehensive loss is as follows:

	Cumulative Translation Adjustments	Minimum Pension Liability Adjustments	Adjustment to Adopt SFAS No. 158	Accumulated Other Comprehensive Loss

	(Dollars in Thousands)

Balance at January 1, 2004	$(9,028)	$(25,208)	$—	$(34,236)
Changes—Year ended December 31, 2004	3,721	8,824	—	12,545

Balance at December 31, 2004	(5,307)	(16,384)	—	(21,691)
Changes—Year ended December 31, 2005	(589)	(2,929)	—	(3,518)

Balance at December 31, 2005	(5,896)	(19,313)	—	(25,209)
Changes—Year ended December 31, 2006	1,215	4,626	(4,534)	1,307

Balance at December 31, 2006	$(4,681)	$(14,687)	$(4,534)	$(23,902)

          Revenue Recognition

          Revenue from long-term sales contracts, such as for the manufacture of the Company’s machines and certain replacement parts, is recognized using the percentage-of-completion method prescribed by Statement of Position No. 81-1 due to the length of time to fully manufacture and assemble the Company’s machines or replacement parts. The Company measures revenue recognized based on the ratio of estimated costs incurred to date in relation to total costs to be incurred. The percentage-of-completion method of accounting for these contracts most accurately reflects the status of these uncompleted contracts in the Company’s consolidated financial statements and most accurately measures the matching of revenues with expenses. The Company also has long-term maintenance and repair contracts with customers. Under these contracts, the Company provides all replacement parts, regular maintenance services and necessary repairs for the excavation equipment at a particular mine with an on-site support team. In addition, some of these contracts call for Company personnel to operate the equipment being serviced. Parts consumed and services provided are charged to cost of products sold and sales are calculated and recorded based on the parts and service utilization. The customer is billed monthly and a liability for deferred revenues is recorded if payments received exceed revenues recognized. At the time a loss on a contract becomes known, the amount of the estimated loss is recognized in the consolidated financial statements. Revenue from all other types of sales, primarily sales of aftermarket parts, net of estimated returns and allowances, is recognized in conformity with Staff Accounting Bulletin No. 104, when all of the following circumstances are satisfied: persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured, and delivery has occurred or services have been rendered. Criteria for revenue recognition is generally met at the time products are shipped, as the terms are FOB shipping point.

          Included in the current portion of liabilities to customers on uncompleted contracts and warranties are advances in excess of related costs and earnings on uncompleted contracts of $25.1 million and $28.9 million at December 31, 2006 and 2005, respectively.

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

          Financial Instruments

          Based on Company estimates, the carrying amounts of cash equivalents, receivables, accounts payable, accrued liabilities and variable rate debt approximated fair value at December 31, 2006 and 2005.

          Derivative Financial Instruments

          The Company has entered into foreign exchange forward contracts in order to manage and preserve the economic value of cash flows in non-functional currencies. At December 31, 2006, the Company’s domestic operations had financial contracts outstanding to purchase 53.8 Australian dollars at a total price of $42.1 million, purchase 1.6 million British pounds at a total price of $3.1 million and sell 20.1 million African rands at a total price of $2.8 million. The Company’s operations in South Africa have contracts outstanding to purchase $.5 million at a total price of 3.8 million African rands. Based upon year-end exchange rates, all outstanding contracts are recorded at fair value. The Company conducts its business on a multinational basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases in foreign currencies are designated as cash-flow hedges. Gains and losses on these instruments, to the extent that they have been effective, are deferred in other comprehensive income and recognized in earnings when the related inventory is sold. Ineffectiveness related to these hedge relationships is recognized currently in the Consolidated Statements of Earnings and was not significant. The maturity of these instruments does not exceed 12 months.

          The Company also uses natural hedges to mitigate risks associated with foreign currency exposures. For example, oftentimes the Company has non-functional currency denominated receivables from customers for which the exposure is partially mitigated by a corresponding non-functional currency payable to a vendor.

          Stock Split

          On March 8, 2006, the Company’s Board of Directors authorized a three-for-two split of the Company’s Class A common stock. The stock split was paid on March 29, 2006 to Company stockholders of record on March 20, 2006. The Company’s Class A common stock began trading on a split-adjusted basis on March 30, 2006. All references in the accompanying consolidated financial statements and notes thereto to net earnings per share and the number of shares have been adjusted to reflect this stock split, except for the Consolidated Statements of Common Stockholders’ Investment which reflect the stock split by reclassifying from Additional Paid-In Capital to Class A Common Stock an amount equal to the par value of the additional shares issued to effect the stock split.

          Accounting for Stock–Based Compensation

          The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), on January 1, 2006 using the modified prospective application method. Previously, the Company accounted for stock-based compensation arrangements in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” as allowed by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

          The following table illustrates the effect on net earnings and net earnings per share as if the fair value-based method provided by SFAS 123 had been applied for all outstanding and unvested awards in each period:

	Years Ended December 31,

	2005	2004

	(Dollars in Thousands, Except Per Share Amounts)

Reported net earnings	$53,559	$6,084
Add: Stock-based employee compensation expense recorded, net of related tax effects	—	6,217
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of related tax effects	—	(360)

Pro forma net earnings	$53,559	$11,941

Net earnings per share of common stock:
As reported:
Basic	$1.76	$.26
Diluted	1.71	.25
Pro forma:
Basic	1.76	.51
Diluted	1.71	.49

          SFAS 123R requires a classification change in the Statement of Cash Flows whereby the income tax benefit from stock option exercises is reported as a financing cash flow rather than as an operating cash flow as previously reported. The $4.4 million excess tax benefit classified as a financing cash inflow for the year ended December 31, 2006 would have been classified as an operating cash inflow prior to the adoption of SFAS 123R. SFAS 123R also requires any remaining debit in Common Stockholders’ Investment related to unearned stock compensation be reclassified to the appropriate equity accounts.

NOTE B – RECEIVABLES

          Receivables at December 31, 2006 and 2005 include $77.0 million and $68.2 million, respectively, of revenues from long-term contracts which were not billable at these dates. Billings on long-term contracts are made in accordance with the terms as defined in the individual contracts. The unbilled receivables are for contracts that were near completion as of the balance sheet dates and collection of amounts due was scheduled to be within the next twelve months of such dates.

          Current receivables are reduced by an allowance for losses of $.8 million and $1.5 million at December 31, 2006 and 2005, respectively.

NOTE C – INVENTORIES

          Inventories consist of the following:

	December 31,

	2006	2005

	(Dollars in Thousands)

Raw materials and parts	$45,392	$36,526
Work in process	30,794	12,896
Finished products (primarily replacement parts)	100,091	84,054

	$176,277	$133,476

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

Intangible assets consist of the following:

	December 31, 2006			December 31, 2005

	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization

	(years)	(Dollars in Thousands)		(years)	(Dollars in Thousands)

Amortized intangible assets:
Engineering drawings	20	$25,500	$(11,818)	20	$25,500	$(10,543)
Bill of material listings	20	2,856	(1,324)	20	2,856	(1,181)
Software	10	2,288	(2,121)	10	2,288	(1,892)
Other	5	700	(420)	5	773	(309)

		$31,344	$(15,683)		$31,417	$(13,925)

Unamortized intangible assets:
Trademarks/Trade names		$12,436			$12,436
Intangible pension asset		—			4,637

		$12,436			$17,073

          At December 31, 2006, the intangible pension asset was no longer reported upon adoption of SFAS No. 158 (see Note I).

          The aggregate intangible amortization expense was $1.8 million for each of the years ended December 31, 2006, 2005 and 2004. The estimated future amortization expense of intangible assets is as follows:

(Dollars in Thousands)

2007	$1,725
2008	1,558
2009	1,418
2010	1,418
2011	1,418
Future	8,124

$15,661

NOTE E – ACCRUED EXPENSES

          Accrued expenses consist of the following:

	December 31,

	2006	2005

	(Dollars in Thousands)

Wages and salaries	$13,708	$11,030
Pension	373	10,182
Other	30,040	19,806

	$44,121	$41,018

NOTE F – LONG-TERM DEBT AND FINANCING ARRANGEMENTS

          Long-term debt consists of the following:

	December 31,

	2006	2005

	(Dollars in Thousands)

Revolving credit facility	$78,789	$63,490
Other	3,687	3,885

	82,476	67,375
Less current maturities of long-term debt	(210)	(400)

	$82,266	$66,975

          On May 27, 2005, the Company entered into a credit agreement with GMAC Commercial Finance LLC as lead lender which provides for a revolving credit facility and expires on May 27, 2010. In 2006, the amount of the revolving credit facility was increased to $200.0 million from $120.0 million. Interest on borrowed amounts is subject to quarterly adjustments to prime or LIBOR rates as defined in the credit agreement. Borrowings under the revolving credit facility are subject to a borrowing base formula based on the value of eligible receivables and inventory. At December 31, 2006, the Company had $78.8 million of borrowings outstanding under the revolving credit facility at a weighted average interest rate of 6.8%. The amount available for additional borrowings under the revolving credit facility at December 31, 2006 was $69.7 million.

          The credit agreement contains covenants limiting the discretion of management with respect to key business matters and places significant restrictions on, among other things, the Company’s ability to incur additional indebtedness, create liens or other encumbrances, make certain payments or investments, loans and guarantees, and sell or otherwise dispose of assets and merge or consolidate with another entity. All of the Company’s domestic assets and the receivables and inventory of the Company’s Canadian subsidiary are pledged as collateral under the senior secured credit facility. In addition, the outstanding capital stock of the Company’s domestic subsidiaries, as well as the capital stock of a majority of the Company’s foreign subsidiaries, are pledged as collateral. The Company is also required to maintain compliance with certain financial covenants, including a leverage ratio (as defined). The Company was in compliance with these covenants as of December 31, 2006.

          Previously, the Company had a senior secured credit facility it had entered into upon completion of an initial public offering (“IPO”) on July 28, 2004 (see Note G). The net proceeds from the IPO together with proceeds from other borrowings were used to retire all the Company’s previously outstanding 9-3/4% Senior Notes due 2007 (“Senior Notes”) and accrued interest. Included in the Consolidated Statement of Earnings for the year ended December 31, 2004 was a $7.3 million loss on extinguishment of debt, which consisted of prepayment penalty and the write-off of unamortized deferred financing costs related to the Senior Notes.

          The average revolving credit facility borrowings under the Company’s credit agreement for the year ended December 31, 2006 were $59.7 million at a weighted average interest rate of 6.9%, and the maximum borrowing outstanding was $111.8 million. The average borrowings under the revolving portion of the Company’s credit agreement during the period from May 27, 2005 to December 31, 2005 were $81.9 million at a weighted average interest rate of 5.4%, and the maximum borrowing outstanding was $94.2 million.

          At December 31, 2006 and 2005, there were $76.2 million and $26.3 million, respectively, of standby letters of credit outstanding under all Company bank facilities.

          Maturities of long-term debt are as follows for each of the next five years:

(Dollars in Thousands)

2007	$210
2008	889
2009	189
2010	79,304
2011	219

NOTE G – COMMON STOCKHOLDERS’ INVESTMENT

          At December 31, 2006, the Company’s issued and outstanding shares consist only of Class A common stock. Holders of Class A common stock are entitled to one vote per share on all matters to be voted on by the Company’s common stockholders. On March 8, 2006, the Company’s Board of Directors authorized, and stockholders approved on May 3, 2006 at the 2006 annual meeting of stockholders, an increase in the number of authorized shares of the Company’s Class A common stock to 75,000,000 shares. This increase in authorized shares became effective upon filing the Company’s Amended and Restated Certificate of Incorporation with the State of Delaware on May 3, 2006. At December 31, 2006, the Company also has authorized but not issued 25,000,000 shares of Class B common stock and 10,000,000 shares of preferred stock.

          On July 28, 2004, the Company completed an IPO of 18,543,750 shares of its Class A common stock at an offering price of $12 per share, from which the Company received net proceeds, after commissions and expenses, of $129.8 million. Subsequent to the IPO, the Company paid quarterly cash dividends of $.0383 per share (equal to $.153 per year). Effective with the stock split, the Company’s Board of Directors authorized a 30% increase in the quarterly dividend to the amount of $.05 per share per quarter for dividends payable after the date of the March 2006 stock split.

          In 2004, the Company’s Board of Directors adopted, and the Company obtained stockholder approval of, the Bucyrus International, Inc. 2004 Equity Incentive Plan (the “2004 Incentive Plan”), which has subsequently been amended and restated. The 2004 Incentive Plan will expire on the tenth anniversary of its effective date, unless terminated earlier by the Company’s Board of Directors. The 2004 Incentive Plan provides for the grant of equity based awards, including restricted (or nonvested) stock, restricted stock units, stock options, stock appreciation rights (“SARs”), and other equity based awards to the Company’s directors, officers, and other employees, advisors and consultants and those of the Company’s subsidiaries who are selected by the compensation committee of the Company’s Board of Directors for participation in the plan. A maximum of three million shares of the Company’s Class A common stock are available for awards under the 2004 Incentive Plan, as amended. The compensation committee of the Company’s Board of Directors will determine all of the terms and conditions of awards under the plan, including whether the vesting or payment of an award will be subject to the attainment of performance goals.

          On September 22, 2004, the Company issued 36,000 nonvested shares to certain employees pursuant to the 2004 Incentive Plan. These shares become freely transferable and nonforfeitable at the end of four years. During 2005, 1,800 of these nonvested shares were forfeited. In 2006, the Company issued additional nonvested shares to certain employees pursuant to the 2004 Incentive Plan. These shares fully cliff vest on December 31, 2009, although the vesting period may be accelerated based on the attainment of certain defined financial goals of the Company. The Company did attain the defined financial goals for the year ended December 31, 2006 and 25% of the shares fully vested. A summary of the status of the Company’s nonvested shares at December 31, 2006 and changes during the year ended December 31, 2006 is as follows:

	Shares	Weighted-Average Grant Date Fair Value

Balance at January 1, 2006	34,200	$20.00
Granted on February 16, 2006	180,750	39.76
Granted on April 25, 2006	37,800	57.00
Forfeited	(48,900)	39.01
Shares vested	(5,700)	20.00

Balance at December 31, 2006	198,150	$40.39

Vested or expected to vest	196,530	$40.26

          The grant date fair value was based on the fair market value, as defined in the 2004 Incentive Plan, of the Company’s Class A common stock on the date of grant. At December 31, 2006, there was $6.2 million of unrecognized compensation cost related to the nonvested shares granted under the 2004 Incentive Plan. This cost is expected to be recognized over a weighted-average period of 2.9 years. The shares vested or expected to vest as of

December 31, 2006 had an aggregate intrinsic value of $7.9 million and a weighted-average remaining contractual term of 2.9 years.

          In 2006, the Company also granted premium nonvested shares to certain employees. These shares partially vest if specific performance levels are attained by the Company. Any nonvested premium shares credited to employees will fully cliff vest on December 31, 2009 if the employee is still employed by the Company on that date. The Company did attain the specific performance levels for the year ended December 31, 2006, which resulted in the partial vesting of 25% of the nonvested premium shares. A summary of the status of the Company’s premium nonvested shares at December 31, 2006 and changes during the year ended December 31, 2006 is as follows:

	Shares	Weighted-Average Grant Date Fair Value

Granted on February 16, 2006	90,375	$39.76
Granted on April 25, 2006	18,900	57.00
Forfeited	(21,750)	41.37

Balance at December 31, 2006	87,525	$43.08

Vested or expected to vest	46,442	$42.74

          At December 31, 2006, there was $1.6 million of unrecognized compensation cost related to the premium nonvested shares, which is expected to be recognized over a period of 3.0 years. The grant date fair value of the nonvested premium shares was based on the fair market value, as defined in the 2004 Incentive Plan, of the Company’s Class A common stock on the date of grant. The shares vested or expected to vest as of December 31, 2006 had an aggregate intrinsic value of $2.0 million and a weighted-average remaining contractual life of 3.0 years.

          In 2006, the Company also issued SARs to certain employees pursuant to the 2004 Incentive Plan. A summary of the status of the Company’s SARs at December 31, 2006 and changes during the year ended December 31, 2006 is as follows:

	SARs	Weighted-Average Grant Date Fair Value

Granted on February 16, 2006	361,500	$19.72
Granted on April 25, 2006	75,600	28.27
Forfeited	(87,000)	20.52

Balance at December 31, 2006	350,100	$21.37

Vested or expected to vest	346,860	$21.30

          The SARs vest incrementally over four years and can be settled in shares only. At December 31, 2006, there was $6.2 million of unrecognized compensation cost related to the

SARs, which is expected to be recognized over a period of 3.0 years. The SARs vested or expected to vest as of December 31, 2006 had an aggregate intrinsic value of $7.4 million and a weighted-average remaining contractual life of 3.0 years. The grant date fair value of the SARs was calculated using the Black Sholes pricing model. The assumptions used in this model were as follows:

Risk-free interest rate	4.37%
Expected volatility	43.25%
Expected life	7 years
Dividend yield	.43%

          The risk-free interest rate was based on the current U.S. Treasury rate for a bond of seven years, the expected life of the SARs. The expected volatility was based on the historical activity of the Company’s Class A common stock. The expected life was based on the average of the vesting term of four years and the original contract term of 10 years. The expected dividend yield was based on the annual dividend of $.153 per share which had been paid on the Company’s Class A common stock prior to the stock split.

          In 1998, the Company’s Board of Directors adopted, and the Company obtained stockholder approval of, the Bucyrus International, Inc. 1998 Management Stock Option Plan (the “1998 Option Plan”) as part of the compensation and incentive arrangements for certain of the Company’s management employees and those of the Company’s subsidiaries. The 1998 Option Plan provides for the grant of stock options to purchase up to an aggregate of 2.4 million shares of the Company’s Class A common stock at exercise prices to be determined in accordance with the provisions of the 1998 Option Plan. All outstanding options under the 1998 Option Plan became fully vested and exercisable upon completion of the Company’s IPO on July 28, 2004.

          The following table sets forth the activity and outstanding balances of options issued pursuant to the 1998 Option Plan:

	Options Outstanding

	Number of Options	Weighted Average Exercise Price	Available For Future Grants

Balances at January 1, 2004	1,527,000	$3.69	12,600
Options granted	102,600	18.57	(102,600)
Options forfeited	(336,000)	8.33	336,000

Balances at December 31, 2004	1,293,600	3.66	246,000
Options exercised	(847,014)	4.60	—

Balances at December 31, 2005	446,586	1.87	246,000
Options exercised	(436,986)	1.73	—

Balances at December 31, 2006	9,600	8.33	246,000

          At December 31, 2006, all of the options outstanding were fully vested and exercisable and had a weighted average remaining contractual life of 1.2 years. At December 31, 2005, all of the options outstanding were vested and exercisable and had a weighted average remaining contractual life of 4.9 years. At December 31, 2004, all of the options outstanding were vested and exercisable and had a weighted average remaining contractual life of 6 years.

          The weighted average grant date fair value of stock options granted in 2004 under the 1998 Option Plan was $6.27 per option. No options were granted in 2006 or 2005. The fair value of grants in 2004 was estimated on the date of grant using the PEV lattice-based binomial method with the following weighted average assumptions:

1998 Option Plan

2004

Risk-free interest rate	3.29%
Expected dividend yield	.77%
Expected life	5 years
Calculated volatility	N/A

NOTE H – INCOME TAXES

          Earnings before income taxes consists of the following:

	Years Ended December 31,

	2006	2005	2004

	(Dollars in Thousands)

United States	$62,547	$44,240	$6,584
Foreign	34,727	24,677	8,776

Total	$97,274	$68,917	$15,360

          The provision for income tax expense consists of the following:

	Years Ended December 31,

	2006	2005	2004

	(Dollars in Thousands)

Foreign income taxes:
Current	$12,454	$10,067	$3,939
Deferred	(1,478)	(560)	63

Total	10,976	9,507	4,002

Federal income taxes:
Current	11,729	14,215	1,606
Deferred	3,538	(10,460)	3,356

Total	15,267	3,755	4,962

Other (state and local taxes):
Current	2,472	841	(41)
Deferred	(1,785)	1,255	353

Total	687	2,096	312

Total income tax expense	$26,930	$15,358	$9,276

          Total income tax expense differs from amounts expected by applying the federal statutory income tax rate to earnings before income taxes as set forth in the following table:

	Years Ended December 31,

	2006	2005	2004

	(Dollars in Thousands)

Tax expense at federal statutory rate	$34,046	$24,121	$5,376
Valuation allowance adjustments	(944)	—	502
Impact of foreign subsidiary income, tax rates and tax credits	(1,503)	(328)	3,677
Foreign tax credit carryforward benefit	(4,308)	(8,788)	—
State income taxes	447	1,679	597
Extraterritorial income exclusion	(893)	(1,439)	(1,494)
Other items	85	113	618

Total income tax expense	$26,930	$15,358	$9,276

          Significant components of deferred tax assets and deferred tax liabilities are as follows:

	December 31,

	2006	2005

	(Dollars in Thousands)
Deferred tax assets:
Postretirement benefits	$6,185	$5,989
Pension benefits	11,265	11,837
Inventory	—	2,022
Accrued and other liabilities	9,346	7,105
Research and development expenditures	950	1,391
Tax loss carryforward	8,104	9,435
Alternative minimum tax credit carryforward	479	479
Foreign tax credit carryforward	12,216	12,190
Unexercised stock options	13	1,728
Other items	2,165	626

	50,723	52,802
Less valuation allowance	(2,767)	(3,711)

Total deferred tax assets	47,956	49,091

Deferred tax liabilities:
Excess of book basis over tax basis of property, plant and equipment and intangible assets	(17,757)	(20,888)
Inventory	(2,844)	—

Total deferred tax liabilities	(20,601)	(20,888)

Net deferred tax asset	$27,355	$28,203

The classification of the net deferred tax assets and liabilities is as follows:

	December 31,

	2006	2005

	(Dollars in Thousands)

Current deferred tax asset	$11,725	$18,363
Long-term deferred tax asset	16,117	10,355
Current deferred tax liability	(120)	(182)
Long-term deferred tax liability	(367)	(333)

Net deferred tax asset	$27,355	$28,203

          The current deferred tax liability is included in Income Taxes and the long-term deferred tax liability is included in Pension and Other in the Company’s consolidated balance sheet.

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

	Balance at Beginning of Period	Additions - Allowance Established	Deductions - Allowance Used	Balance at End of Period

	(Dollars In Thousands)

Year ended December 31, 2004	$25,638	$—	$21,927	$3,711
Year ended December 31, 2005	$3,711	$—	$—	$3,711
Year ended December 31, 2006	$3,711	$(944)	$—	$2,767

           In 2005, income tax expense included a net income tax benefit of $7.0 million, which consisted of $1.8 million of foreign tax expense related to a foreign dividend distribution and the recognition of an income tax benefit of approximately $8.8 million related to foreign tax credits. In 2005, the Company began to quantify the amount of previously unclaimed foreign tax credits which the Company can utilize in part by amending historical income tax returns. In 2006, the Company completed this evaluation and amended the historical income tax returns, and income tax expense for the year ended December 31, 2006 was reduced by an additional net income tax benefit of approximately $4.3 million related to foreign tax credits.

           As of December 31, 2006, the Company had available approximately $10.7 million of federal net operating loss carry forwards (“NOL”) from the years 1991 through 1994 that expire in the years 2007 through 2009, to offset against future federal taxable income. Because the 1994 consummation of the Second Amended Joint Plan of Reorganization of B-E Holdings, Inc. and the Company as modified on December 1, 1994 (the “Amended Plan”) resulted in an “ownership change” within the meaning of Section 382 of the Internal Revenue Code, the use of such NOL is limited to $3.6 million per year.

           As of December 31, 2006, the Company also had $78.8 million of state NOL (which expire in the years 2007 through 2019) available to offset future state taxable income in various states.

           As of December 31, 2006, the Company also had a federal alternative minimum tax credit carryforward of $.5 million, which carries forward indefinitely. Because this credit carryforward arose prior to the effective date of the Amended Plan, it is subject to the annual limitations discussed above and is not usable until the year 2010.

          Cumulative undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested and on which U.S. income taxes have not been provided by the Company, amounted to approximately $61.5 million at December 31, 2006. It is not practicable to estimate the amount of additional tax which would be payable upon repatriation of such earnings; however, due to foreign tax credit limitations, higher effective U.S. income tax rates and foreign withholding taxes, additional taxes could be incurred.

           In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 is an interpretation of FASB Statement No. 109, “Accounting for Income Taxes,” and seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective as of the beginning of the Company’s 2007 year. The Company is currently evaluating the impact, if any, that FIN 48 will have on its financial statements.

NOTE I – PENSION AND RETIREMENT PLANS

           The Company has several pension and retirement plans covering substantially all of its employees in the United States. All plans have a measurement date of December 31.

           At its October 2006 meeting, the Company’s Board of Directors approved the Bucyrus International, Inc. Supplemental Executive Retirement Plan (“SERP”). The SERP, which became effective on October 20, 2006 and applied to 2006, provides an allocation to the Company’s senior management equal to the amount that cannot be allocated to such employees under the Company’s cash balance pension plan due to the Internal Revenue Service-imposed annual compensation limits imposed by the Internal Revenue Service. Benefits are to be paid under the SERP upon the employee’s separation from service in a lump sum or in 5 or 10 annual installments, as the participating employee elects.

           In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS No. 158”). SFAS No. 158 requires an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet. The impact of adopting SFAS No. 158 at December 31, 2006, as required, was as follows:

Increase (Decrease)

(Dollars in Thousands)

Intangible assets	$(4,141)
Liability for pension benefits	1,345
Deferred income tax assets	2,027
Accumulated other comprehensive income	(3,459)

          The following tables set forth the plans’ funded status and amounts recognized in the consolidated financial statements at December 31, 2006 and 2005:

	December 31,

	2006	2005

	(Dollars in Thousands)
Change in projected benefit obligation:
Projected benefit obligation at January 1	$99,510	$93,272
Service cost	2,531	2,148
Interest cost	5,220	5,294
Plan amendments	—	537
Actuarial loss	(3,641)	4,510
Benefits paid	(6,812)	(6,251)

Projected benefit obligation at December 31	96,808	99,510

Change in plan assets:
Fair value of plan assets at January 1	59,870	60,008
Actual return on plan assets	7,925	3,588
Employer contributions	9,601	2,525
Benefits paid	(6,812)	(6,251)

Fair value of plan assets at December 31	70,584	59,870

Net amount recognized:
Funded status	(26,224)	(39,640)
Unrecognized prior service cost	—	4,497
Unrecognized net actuarial loss	—	32,805

Net amount recognized	$(26,224)	$(2,338)

Amounts recognized in consolidated balance sheets at December 31:
Current pension liabilities	$—	$(9,600)
Noncurrent pension liabilities	(26,244)	(28,525)
Intangible asset	—	4,637
Accumulated other comprehensive loss	—	31,150

Net amount recognized	$(26,224)	$(2,338)

Amounts recognized in accumulated other comprehensive income at December 31:
Net actuarial loss	$24,735	$—
Net prior service cost	4,045	—

Net amount recognized	$28,780	$—

Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	5.75%	5.5%
Rate of compensation increase	4%	4%

          The accumulated benefit obligation for all defined benefit pension plans was $95.5 million and $98.0 million at December 31, 2006 and 2005, respectively. Information for pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

	December 31,

	2006	2005

	(Dollars in Thousands)

Projected benefit obligation	$96,808	$99,510
Accumulated benefit obligation	95,463	97,994
Fair value of plan assets	70,584	59,870

          The components of net periodic benefit cost are as follows:

	Years Ended December 31,

	2006	2005	2004

	(Dollars in Thousands)

Service cost	$2,531	$2,147	$1,745
Interest cost	5,220	5,294	5,221
Expected return on plan assets	(5,198)	(5,210)	(4,983)
Amortization of prior service cost	452	452	206
Amortization of net actuarial loss	1,700	1,575	1,325

Total benefit cost	$4,705	$4,258	$3,514

Weighted-average assumptions used to determine net periodic benefit cost for the year:
Discount rate	5.50%	5.75%	6.25%
Expected return on plan assets	8.50%	9%	9%
Rate of compensation increase	4%	4%	3.75% - 4%

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

          The Company’s pension plans’ weighted-average actual and targeted asset allocations by asset category at December 31, 2006 and 2005 are as follows:

	December 31, 2006		December 31, 2005

	Actual	Target	Actual	Target

Asset category:
Equity securities	66%	65%	66%	65%
Debt securities	34%	35%	34%	35%

Total	100%	100%	100%	100%

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

          The Company expects to contribute $9.2 million to its domestic pension plans in 2007.

          Estimated future benefit payments from the Company’s pension plans are as follows:

(Dollars in Thousands)

2007	$ 6,952
2008	7,277
2009	7,040
2010	8,140
2011	7,688
2012-2016	45,031

          The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $1.2 million and $.5 million, respectively.

          The Company has 401(k) Savings Plans available to substantially all United States employees. Matching employer contributions are made in accordance with plan provisions subject to certain limitations. Matching employer contributions made were $1.5 million, $1.1 million and $.9 million in 2006, 2005 and 2004, respectively.

NOTE J – POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

          The Company provides certain health care benefits to age 65 and life insurance benefits for certain eligible retired United States employees. Substantially all current employees may become eligible for those benefits if they reach early retirement age while working for the Company. The measurement date is December 31.

          The impact of adopting SFAS No. 158 at December 31, 2006 as required was as follows:

Increase (Decrease)

(Dollars in Thousands)

Liability for postretirement benefits	$1,705
Deferred income tax assets	630
Accumulated other comprehensive income	(1,075)

          The following tables set forth the plan’s status and amounts recognized in the consolidated financial statements at December 31, 2006 and 2005:

	December 31,

	2006	2005

	(Dollars in Thousands)

Change in benefit obligation:
Benefit obligation at January 1	$20,184	$20,144
Service cost	1,020	928
Interest cost	978	1,070
Plan participants’ contributions	148	145
Plan amendments	—	(365)
Net actuarial (gain) loss	(2,534)	(240)
Benefits paid	(1,122)	(1,498)

Benefit obligation at December 31	18,674	20,184

Change in plan assets:
Fair value of plan assets at January 1	—	—
Employer contributions	974	1,353
Plan participants’ contributions	148	145
Benefits paid	(1,122)	(1,498)

Fair value of plan assets at December 31	—	—

Net amount recognized:
Funded status	(18,674)	(20,184)
Unrecognized net actuarial loss	—	5,838
Unrecognized prior service credit	—	(1,672)

Net amount recognized	$(18,674)	$(16,018)

Amounts recognized in consolidated balance sheets at December 31:
Current benefit liability	$(1,360)	$(1,761)
Long-term benefit liability	(17,314)	(14,257)

Net amount recognized	$(18,674)	$(16,018)

	December 31,

	2006	2005

	(Dollars in Thousands)

Amounts recognized in accumulated other comprehensive income at December 31:
Net actuarial loss	$3,128	$—
Net prior service credit	(1,423)	—

Net amount recognized	$1,705	$—

Weighted-average assumptions used to determine benefit obligations at December 31 - discount rate	5.75%	5.5%

	Years Ended December 31

	2006	2005	2004

	(Dollars in Thousands)

Components of net periodic benefit cost:
Service cost	$1,020	$928	$770
Interest cost	978	1,070	1,142
Amortization of prior service cost	(249)	(249)	(221)

Amortization of net actuarial loss	175	311	336

Net periodic benefit cost	$1,924	$2,060	$2,027

Weighted average assumptions used to determine net periodic benefit cost - discount rate	5.50%	5.75%	6.25%
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year	6%	7%	8%
Rate to which the cost trend rate is assumed to decline	5%	5%	5%
Year that the rate reaches the ultimate trend rate	2008	2008	2008

          Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease

	(Dollars in Thousands)

Effect on total of service and interest cost	$224	$(191)
Effect on postretirement benefit obligation	1,548	(1,363)

          The Company expects to contribute approximately $1.3 million for the payment of benefits from its postretirement benefit plan in 2007.

          Estimated future benefit payments from the Company’s postretirement benefit plan are as follows:

(Dollars in Thousands)

2007	$1,332
2008	1,280
2009	1,302
2010	1,444
2011	1,602
2012-2016	9,896

          The estimated net loss and prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $.1 million and $.2 million, respectively.

NOTE K – CALCULATION OF NET EARNINGS PER SHARE OF COMMON STOCK

          Basic net earnings per share of common stock was computed by dividing net earnings by the weighted average number of shares of common stock outstanding. Diluted net earnings per share of common stock was computed by dividing net earnings by the weighted average number of shares of common stock outstanding after giving effect to dilutive securities. The following is a reconciliation of the numerators and the denominators of the basic and diluted net earnings per share of common stock calculations for the years ended December 31, 2006, 2005 and 2004:

	Years Ended December 31,

	2006	2005	2004

	(Dollars in Thousands)

Net earnings	$70,344	$53,559	$6,084

Weighted average shares outstanding	31,264,580	30,483,453	23,197,292

Basic net earnings per share	$2.25	$1.76	$.26

Weighted average shares outstanding	31,264,580	30,483,453	23,197,292

Effect of dilutive stock options, nonvested shares, stock appreciation rights and performance shares	275,181	762,684	1,024,258

Weighted average shares outstanding – diluted	31,539,761	31,246,137	24,221,550

Diluted net earnings per share	$2.23	$1.71	$.25

NOTE L – SEGMENT AND GEOGRAPHICAL INFORMATION

          The Company designs, manufactures and markets large excavation machinery used for surface mining and supplies replacement parts and services for such machines. The Company manufactures its machines and replacement parts primarily at two locations. There is no significant difference in the production process for machines and replacement parts. The Company’s products are sold primarily to large companies and government-owned entities engaged in the mining of copper, coal, oil sands and iron ore throughout the world. New equipment and replacement parts and services are sold in North America primarily by Company personnel and its domestic subsidiaries, and overseas by Company personnel and through independent sales representatives and the Company’s foreign subsidiaries and offices.

          Based on the above, the Company’s operations are classified as one operating segment.

          The following table summarizes the Company’s sales:

	Years Ended December 31,

	2006	2005	2004

	(Dollars in Thousands)

Machines	$255,739	$180,587	$132,780
Parts and services	482,311	394,455	321,406

	$738,050	$575,042	$454,186

          Financial information by geographical area is set forth in the following table. In the case of sales to external customers, the amounts presented represent the sales originating in the respective geographic area.

	Sales to External Customers	Long – Lived Assets

	(Dollars in Thousands)
2006
United States	$379,794	$112,651
Africa	36,527	950
Australia	118,896	443
Chile	96,344	3,570
Canada	50,158	5,984
Other foreign	56,331	1,551

	$738,050	$125,149

2005
United States	$306,959	$51,775
Africa	37,509	994
Australia	76,151	248
Chile	63,398	3,929
Canada	41,972	6,024
Other foreign	49,053	1,185

	$575,042	$64,155

2004
United States	$241,689	$41,787
Africa	38,933	1,004
Australia	45,861	260
Chile	58,793	3,950
Canada	37,808	5,480
Other foreign	31,102	1,199

	$454,186	$53,680

          The Company does not consider itself to be dependent upon any single customer or group of customers; however, on an annual basis a single customer may account for a large percentage of sales, particularly new machine sales. In 2006, 2005 and 2004, one customer accounted for approximately 13%, 14% and 12%, respectively, of the Company’s sales.

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

          Product Warranty

          The Company recognizes the cost associated with its warranty policies on its products as revenue is recognized. The amount recognized is based on historical experience. The following is a reconciliation of the changes in accrued warranty costs for the years ended December 31, 2006 and 2005:

	December 31,

	2006	2005

	(Dollars in Thousands)

Balance at January 1	$5,977	$5,452
Provision	4,046	2,739
Charges	(4,235)	(2,214)

Balance at December 31	$5,788	$5,977

          Product Liability

          The Company is normally subject to numerous product liability claims, many of which relate to products no longer manufactured by the Company or its subsidiaries, and other claims arising in the ordinary course of business in federal and state courts. Such claims are generally related to property damage and to personal injury. The Company’s products are operated by its employees and its customers’ employees and independent contractors at various work sites in the United States and abroad. In the United States, workers’ claims against employers related to workplace injuries are generally limited by state workers’ compensation statutes, but such limitations do not apply to equipment suppliers. The Company has insurance covering most of these claims and has various limits of liability depending on the insurance policy year in question. It is the view of management that the final resolution of these claims and other similar claims which are likely to arise in the future will not individually or in the aggregate have a material effect on the Company’s financial position, results of operations or cash flows, although no assurance to that effect can be given.

          Asbestos Liability

          The Company has been named as a co-defendant in approximately 290 personal injury liability cases alleging damages due to exposure to asbestos and other substances, involving approximately 567 plaintiffs. The Company does not believe that costs associated with these matters will have a material effect on its financial position, results of operations or cash flows, although no assurance to that effect can be given.

          A reconciliation of claims pending at December 31, 2006 and 2005 is as follows:

	December 31,

	2006	2005

Number of claims pending at January 1	309	300
New claims filed	6	24
Claims dismissed, settled or resolved	(25)	(15)

Number of claims pending at December 31	290	309

          The average claim settlement amount was immaterial in both years.

          Other Litigation

          A wholly owned subsidiary of the Company is a defendant in a suit pending in the United States District Court for the Western District of Pennsylvania, brought on June 15, 2002, relating to an incident in which a dragline operated by an employee of a Company subsidiary tipped over. The owner of the dragline has sued an unaffiliated third party on a negligence theory for property damages and business interruption losses in a range of approximately $25.0 million to $27.0 million. The unrelated third party has brought a third-party action against the Company’s subsidiary. The Company’s insurance carriers are defending the claim, but have not conceded that the relevant policies cover the claim. As of December 31, 2006, discovery was ongoing and it is not possible to evaluate the outcome of the claim nor the range of potential loss, if any. Therefore, the Company has not recorded any liability with respect to this litigation.

          A wholly owned Australian subsidiary of the Company is a defendant in a lawsuit in Queensland, Australia relating to a contractual claim in which the plaintiff, pursuant to a contract with the Company’s subsidiary, agreed to erect a dragline sold by the Company to a customer for use at its mine site. The plaintiff asserts various contractual claims related to breach of contract damages and other remedies related to its claim that it was owed amounts for services rendered under the contract. This claim was settled by the parties in late 2006, pending finalization of dismissal of the legal proceedings, for AUS $2.7 million (US $2.1 million) plus legal costs, which have not yet been finally assessed. Based on the claim amount and estimated legal costs, the Company has established a reserve for its estimate of the resolution of this matter.

          The Company is involved in various other litigation arising in the normal course of business. It is the view of management that the Company’s recovery or liability, if any, under pending litigation is not expected to have a material effect on the Company’s financial position, results of operations or cash flows, although no assurance to that effect can be given.

          Commitments

          The Company has obligations under various operating leases and rental and service agreements. The expense relating to these agreements was $10.1 million in 2006, $8.7 million in 2005 and $6.7 million in 2004. Future minimum annual payments under non-cancelable agreements are as follows:

(Dollars in Thousands)

2007	$6,971
2008	4,689
2009	4,046
2010	3,226
2011	3,137
After 2011	14,915

$36,984

          Management Services Agreement

          Prior to the completion of the IPO, American Industrial Partners (“AIP”) provided ongoing financial and management services to the Company utilizing the extensive operating and financial experience of AIP’s principals pursuant to a management services agreement among AIP and the Company. The expense recognized related to this agreement was $1.2 million in 2004. The management services agreement was terminated in July 2004 and all amounts owed AIP under the agreement were paid in full in connection with the completion of the Company’s IPO on July 28, 2004.

          Credit Risks

          A significant portion of the Company’s sales are to customers whose activities are related to the coal, copper and iron ore mining industries, including some who are located in foreign countries. The Company generally extends credit to these customers and, therefore, collection of receivables may be affected by the mining industry economy and the economic conditions in the countries where the customers are located. However, the Company closely monitors extension of credit and has not experienced significant credit losses. Also, most foreign sales are made to large, well-established companies. The Company generally requires letters of credit on foreign sales to smaller companies.

          Concentrations

          The Company currently purchases alternating current drives and other electrical parts, an important component of its equipment, from Siemens Energy & Automation, Inc. (“Siemens”). The loss of Siemens, the Company’s only critical sole source supplier, could cause a delay in manufacturing and a possible loss of sales, which could have a material adverse effect on the Company’s business.

NOTE N – QUARTERLY RESULTS – UNAUDITED

          Quarterly results are as follows:

	Quarters Ended at End of

	March	June	September	December

	(Dollars in Thousands, Except Per Share Amounts)
Net sales:
2006	$165,653	$181,804	$184,980	$205,613
2005	105,521	140,037	157,358	172,126

Gross profit:
2006	$40,873	$46,934	$47,894	$51,074
2005	29,026	30,994	36,428	40,983

Net earnings:
2006 (1)	$14,522	$21,558	$16,720	$17,544
2005 (2)	9,125	10,224	12,777	21,433

Basic net earnings per common share:
2006	$.47	$.69	$.53	$.56
2005	.30	.34	.42	.70

Weighted average shares outstanding-basic (in thousands):
2006	31,192	31,285	31,289	31,291
2005	30,102	30,441	30,651	30,731

Diluted net earnings per common share:
2006	$.46	$.68	$.53	$.56
2005	.29	.33	.41	.69

	Quarters Ended at End of

	March	June	September	December

	(Dollars in Thousands, Except Per Share Amounts)
Weighted average shares outstanding-diluted (in thousands):
2006	31,527	31,616	31,499	31,518
2005	31,173	31,246	31,279	31,284

Dividends per common share – Class A common stock:
2006	$.0383	$.05	$.05	$.05
2005	.0383	.0383	.0383	.0383

(1)	Net earnings for the quarter ended June 30, 2006 includes a net income tax benefit of approximately $3.7 million related to foreign tax credits (see Note H).

(2)

Net earnings for the quarter ended December 31, 2005 includes a net income tax benefit of $7.0 million, which consisted of the recognition of an income tax benefit of approximately $8.8 million related to foreign tax credits and $1.8 million of foreign tax expense related to a foreign dividend distribution (see Note H).

NOTE O – PENDING ACQUISITION

          On December 17, 2006, the Company signed a definitive agreement to acquire DBT GmbH (“DBT”), a subsidiary of RAG Coal International AG (“RAG”). DBT is a leading worldwide supplier of complete system solutions for underground coal mining and manufactures equipment including roof support systems, armored face conveyers, plows, shearers and continuous miners used primarily by customers who mine coal. The Company has agreed to pay $710.0 million in cash and issue to RAG 471,476 shares of the Company’s Class A common stock with an initial market value of $21.0 million (based on the average closing price of the Company’s Class A common stock for the 20-day trading period ended December 14, 2006). The transaction is subject to various closing conditions and regulatory approvals.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Bucyrus International, Inc.:

We have audited the accompanying consolidated balance sheets of Bucyrus International, Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of earnings, comprehensive income, common stockholders’ investment, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bucyrus International, Inc. and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the consolidated financial statements, effective January 1, 2006 the Company changed its method of accounting for share-based compensation to adopt Statement of Financial Accounting Standards No. 123 (revised 2004), “Shared-Based Payment.” As discussed in Notes A, I and J to the consolidated financial statements, effective December 31, 2006 the Company changed its method of accounting for the funded status of their defined benefit pension and postretirement plans to adopt Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R).”

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Milwaukee, Wisconsin
February 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Bucyrus International, Inc.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Bucyrus International, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated February 26, 2007 expressed an unqualified opinion on those financial statements and included an explanatory paragraph concerning the Company’s adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), “Shared-Based Payment” and Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) in 2006.

Milwaukee, Wisconsin
February 26, 2007

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of
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

          The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer and Secretary, has assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management has concluded that, as of December 31, 2006, the Company’s internal control over financial reporting was effective based on that criteria.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          The Company’s independent registered public accounting firm has issued an audit report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, which is included herein.

Timothy W. Sullivan
President and Chief Executive Officer
February 26, 2007

Craig R. Mackus
Chief Financial Officer and Secretary
February 26, 2007

Bucyrus International, Inc.®
Management Discussion & Analysis
and
Other Financial Information

SELECTED CONSOLIDATED FINANCIAL DATA

	2006	2005	2004	2003	2002

	(Dollars in thousands, except per share amounts)
Statement of Earnings Data:
Sales	$738,050	$575,042	$454,186	$337,695	$289,598
Net earnings (loss)	70,344	53,559	6,084	(3,581)	(10,786)
Net earnings (loss) per share of common stock:
Basic	2.25	1.76	.26	(.21)	(.63)
Diluted	2.23	1.71	.25	(.21)	(.63)

Cash dividends per common share	$.1883	$.153	$.0383	$—	$—

Balance Sheet Data:
Total assets	$600,712	$491,967	$392,809	$362,143	$346,878
Long-term liabilities, including long-term debt	134,450	115,799	148,852	231,689	283,574

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

          The following discussion and analysis and information contained elsewhere in this report contain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of predictive, future tense or forward looking terminology, such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “will” or similar terms. We caution that any such forward-looking statements are not guarantees of our future performance and involve significant risks and uncertainties, and that actual results may differ materially from those contained in the forward-looking statements as a result of various factors, which are more fully described in our 2006 Form 10-K filed with the Securities and Exchange Commission.

Business

          We design, manufacture and market draglines, electric mining shovels and rotary blasthole drills (collectively, “machines”) used primarily by customers who mine copper, coal, oil sands and iron ore throughout the world. We also provide the aftermarket replacement parts and service for these machines in mining centers throughout the world, including Argentina, Australia, Brazil, Canada, Chile, China, India, Peru, South Africa and the United States. The largest markets for our mining equipment have historically been in Australia, Canada, South Africa, South America and the United States. In the future, we expect that Brazil, Canada, China and India will be increasingly important markets for us. We manufacture our original equipment products and the majority of our aftermarket parts at our facilities in South Milwaukee and Milwaukee, Wisconsin.

          The market for our machines is closely correlated with customer expectations of sustained strength in prices of surface mined commodities. Growth in demand for these commodities is a function of, among other things, economic activity, population increases and continuing improvements in standards of living in many areas of the world. Market prices for copper, coal, iron ore and oil generally continued to be strong in 2005 and 2006, although certain commodity prices have recently moderated or declined slightly during 2006. Factors that could support sustained demand for these key commodities in 2007 include continued expected economic growth in China, India and the developing world, as well as renewed economic strength in industrialized countries. As of December 31, 2006, inquiries for machines in all three of our product lines remained at a high level despite the recent moderation in commodity prices. As of December 31, 2006, interest in our machines continued to be strong in the oil sands region of Western Canada, and inquiries related to coal, copper and iron ore mines in other areas of the world have also remained strong.

          Our aftermarket parts and service operations, which have accounted for approximately 72% of our total sales over the past 10 years, tend to be more consistent than our machine sales. However, although strength in commodity markets in 2005 and 2006 positively affected our aftermarket sales, our total aftermarket sales decreased to approximately 65% of our sales during 2006 as a result of increased machine sales activity and are currently expected to be approximately 55% of our sales in 2007 based on end of year sales and quoting activity. Our complex machines are typically kept in continuous operation from 15 to 40 years by our customers, requiring regular maintenance and repair throughout their productive lives. The size of our installed base of surface mining equipment as of December 31, 2006 was almost $12.6 billion based on estimated replacement value. Our ability to provide on-time delivery of reliable parts and prompt service are important drivers of our aftermarket sales. As of December 31, 2006, aftermarket orders and inquiries continued to remain at high levels as the existing installed fleet of our machines is operating at very high utilization levels due to the current demand and increased prices for related mined commodities.

          A substantial portion of our sales and operating earnings is attributable to our operations located outside the United States. We generally sell our machines, including those sold directly to foreign customers, and most of our aftermarket parts in United States dollars. A portion of our aftermarket parts sales are also denominated in the local currencies of Australia, Brazil, Canada, Chile, South Africa and the United Kingdom. Aftermarket services are paid for primarily in local currency, which is naturally hedged by our payment of local labor in local currency. In the aggregate, approximately 74% of our 2006 sales were priced in United States dollars.

          As of December 31, 2006, we anticipated increased sales activity for both our aftermarket parts sales and machine sales in 2007 relative to 2006. We expect machine sales to increase in 2007, driven by customer expectations of sustained strength in the copper, coal, oil sands and iron ore markets, ongoing and rapid industrialization in China and other parts of the developing world, demand for minerals in the developed world and the rising cost of non-coal energy sources. While we expect that the current commodity demand will continue for the near term, customers’ purchases of our original equipment products may lag behind such increases in commodity prices because of the time needed to acquire the appropriate mining permits and establish the relevant infrastructure. We also expect our aftermarket sales to increase as customers continue the trend of utilizing our parts and services in a broader range of applications on their installed base of equipment. Strong sales volume and demand as of the end of the year has caused us to hire new employees, and additional hiring is expected.

          In response to sustained order strength, we are in the process of completing a multi-phase capacity expansion of our manufacturing facilities in South Milwaukee. The first phase of our expansion provided 110,000 square feet of new space for welding and machining of large electric mining shovel components north of Rawson Avenue and was substantially complete at the end of the third quarter of 2006. The second phase of our expansion program will further expand our new facility north of Rawson Avenue from 110,000 square feet to over 350,000 square feet of welding, machining and outdoor hard-goods storage space. Construction is expected to be completed in April 2007. We expect the aggregate cost of phase one and two of our expansion program to be approximately $54 million, which is being financed by borrowings under our revolving credit facility. The third phase of our expansion program, which we announced in July 2006, is intended to help us meet the continued growth of demand for our machines and their components. Phase three will include the renovation and expansion of manufacturing buildings and offices at our existing facilities south of Rawson Avenue. Our focus is on modernizing our facilities and improving manufacturing and administrative efficiencies. The steps for accomplishing phase three are scheduled to maximize manufacturing throughput during both the renovation and construction processes. We expect that phase three construction will cost approximately $58 million and is scheduled to be completed by the first quarter of 2008. Phase three is being financed by borrowings under our revolving credit facility.

          When completed, we expect that the additional manufacturing capacity provided by our multi-phase expansion program will allow us to significantly increase the total number of electric mining shovels and draglines that we are able to produce in any given year.

          Over the past three years, we have increased our gross profits by reducing manufacturing overhead variances, achieving productivity gains, improving machine margins and increasing higher margin aftermarket parts and services business. Through December 31, 2006, increasing costs of steel and other raw materials have been offset by the higher selling prices of our products.

Pending Acquisition of DBT

          On December 17, 2006, we signed a definitive agreement to acquire DBT GmbH (“DBT”), a subsidiary of RAG Coal International AG (“RAG”). DBT is a leading worldwide supplier of complete system solutions for underground coal mining and manufactures equipment including roof support systems, armored face conveyers, plows, shearers and continuous miners used primarily by customers who mine coal. We have agreed to pay $710.0 million in cash and issue to RAG 471,476 shares of our Class A common stock with an initial market value of $21 million (based on the average closing price of our Class A common stock for the 20-day trading period ended December 14, 2006). The transaction is subject to various closing conditions and regulatory approvals.

          We have received a financing commitment from Lehman Brothers to fund the cash purchase price for the DBT transaction. We currently expect that this financing will provide us with up to $1.23 billion of senior secured credit facilities, including an $825 million term loan that we will use to finance the DBT acquisition and refinance existing debt, as well as a $400 million revolving credit facility to fund our ongoing capital needs. We are currently evaluating various more permanent capital structures that could include the issuance of a combination of debt and/or equity securities.

Key Measures

          The following is a discussion of key measures which contributed to our operating results in 2006.

          On-Time Delivery and Lead Times

          Due to the high fixed cost structure of our customers, we believe that it is critical that we help them avoid equipment downtime. On-time delivery and reduced lead time of aftermarket parts and services allow our customers to reduce their equipment downtime and are therefore key measures of customer service, and we believe that these are fundamental drivers of our aftermarket sales. Our on-time delivery percentage in the aftermarket, based on achieved promised delivery dates to customers, was 86% for 2006, 92% for 2005 and 94% for 2004. The decrease in recent years was due to the increase in our sales volume and our capacity constraints. Customer delivery lead times increased in 2006 and are expected to continue to increase in 2007 due to the expected increase in sales volume and our capacity restraints. In addition to our multi-phase expansion program, which will increase our production capacity, we are in the process of implementing programs and identifying subcontract opportunities to improve our on-time deliveries and lead times.

          Installed Base

          Our almost $12.6 billion (calculated by estimated replacement value) installed base as of December 31, 2006, provides the foundation for our aftermarket sales. Over the life of a machine, customer purchases of aftermarket parts and services often exceed the original purchase price of the machine. Additionally, we realize higher margins on sales of our aftermarket parts and services than on sales of our machines. Moreover, because these machines tend to operate continuously in all market conditions, with expected lives ranging from 15 to 40 years, and have predictable parts and maintenance needs, our aftermarket business has historically been more stable and predictable than the market for our machines, which is closely correlated with expectations of sustained strength in commodity markets.

          Research and Development

          We believe that our technologically advanced products are a competitive advantage for us. As a result, we spend a significant amount on research and development to continue to maintain this advantage. Our research and development expenses for 2006 were $10.7 million, and we expect to maintain this level of research and development spending in 2007. We concentrate on producing technologically advanced and productive machines that allow our customers to conduct cost-efficient operations. We manufacture alternating current (“AC”) drive draglines and electric mining shovels and offer advanced computer control systems that allow technicians at our headquarters to remotely monitor and adjust the operating parameters of suitably equipped machines at locations around the world via the Internet. Our focus on incorporating advanced technologies such as AC drives and advanced controls has increased customer adoption of our product offerings. Further, we believe that these developments have contributed to increased demand for our aftermarket parts and service since we are well equipped to provide the more sophisticated parts, product technical knowledge and service required by customers who use more complex and efficient machines.

          Backlog

          Our relative backlog level allows us to more accurately forecast our upcoming sales and plan our production accordingly. Our backlog also provides us with a predictive level of future expected cash flows. Due to the high cost of some machines, our backlog is subject to volatility, particularly over relatively short periods. A portion of our backlog is related to multi-year contracts that will generate revenue in future years. The following table shows our backlog as of December 31, 2006, 2005 and 2004, as well as the portion of backlog which is or was expected to be recognized within 12 months of these dates:

	December 31,

	2006	2005	2004

	(Dollars in thousands)

Next 12 months	$593,828	$413,131	$231,455
Total	$894,749	$658,612	$436,317

          The increase in our backlog as of December 31, 2006 from December 31, 2005 was primarily due to an increase in new machine orders, which totaled $486.9 million for 2006. New machine orders in 2006 included an 8750AC dragline sale to a customer in Australia.

          Inventory

          Our proper management of our inventory levels can facilitate our on time deliveries and lead times. As of December 31, 2006, we had $176.3 million in inventory compared to $133.5 million as of December 31, 2005. Inventory levels have increased in support of our increased sales activity. Our inventory turned at an annual rate of 3.4 times in 2006 compared to 3.1 times during 2005. We calculate our inventory turns based on our cost of sales and our average inventory balance during the prior 12 months.

          Warranty Claims

          Product quality is another key driver of our customer’s satisfaction and, as a result, our sales. We use warranty claims as a percentage of total sales as one objective benchmark to evaluate our product quality. During each of 2006, 2005 and 2004, our warranty claims as a percentage of total sales were less than 1%.

          Productivity

          Sales per full time equivalent employee is a measure of our operational efficiency. Our sales per full time equivalent employee were $.3 million for 2006, 2005 and 2004. We have attempted to increase our productivity in recent years, primarily through the application of worldwide sales and inventory ERP systems and personnel upgrades.

Results of Operations

2006 Compared to 2005

	2006		2005		% Change In Reported Amounts

	Amount	% of Sales	Amount	% of Sales

	(Dollars in thousands)

Sales	$738,050	—	$575,042	—	28.4%
Gross profit	$186,775	25.3%	$137,431	23.9%	36.0%
SG&A	$73,138	9.9%	$54,354	9.5%	34.4%
Operating earnings	$101,184	13.7%	$74,051	12.9%	36.6%
Net earnings	$70,344	9.5%	$53,559	9.3%	31.2%

          Sales

          Sales for 2006 were $738.0 million compared with $575.0 million for 2005, an increase of 28.4%. Sales of aftermarket parts and services for 2006 were $482.3 million, an increase of 22.3% from $394.4 million for 2005. Aftermarket sales increased in both the United States and international markets, reflecting our continuing initiatives and strategies to capture additional market share. Aftermarket sales remained strong as customers continued the trend of utilizing our parts and services in a broader range of applications on their installed fleet of machines which are operating at very high utilization levels. Machine sales for 2006 were $255.7 million, an increase of 41.6% from $180.6 million for 2005. The increase in our machine sales was due to sustained demand for commodities that are surface mined by our machines.

          Gross Profit

          Gross profit for 2006 was $186.8 million, or 25.3% of sales, compared with $137.4 million, or 23.9% of sales, for 2005. The increase in gross profit was primarily due to increased aftermarket and machine sales. Through December 31, 2006, increasing prices of steel and other raw materials have been offset by the higher selling prices of our products. The mix of machine and aftermarket sales impacts our gross margin as machine sales generally have lower gross margins than our aftermarket sales. Machine sales were 35% of our sales for 2006 compared to 31% for 2005. Gross profit for 2006 and 2005 was reduced by $.9 million and $1.5 million, respectively, of training costs for employees hired at our new manufacturing facility in Milwaukee. We are continuing to hire and train new employees to support our increased capacity initiatives. Gross profit for 2006 and 2005 was reduced by $5.2 million and $5.3 million, respectively, of additional depreciation expense as a result of the purchase price allocation to plant and equipment in connection with prior acquisitions of companies.

          Selling, General and Administrative Expenses

          Selling, general and administrative expenses for 2006 were $73.1 million, or 9.9% of sales, compared with $54.4 million, or 9.5% of sales, for 2005. Selling, general and administrative expenses for 2006 included $4.3 million related to non-cash stock-based employee compensation compared to $.2 million for 2005. In 2006, selling and administrative expenses increased as a result of our hiring of additional employees to support our projected sales growth and increased plant capacity. We expect continued increases in selling, general and administrative expenses due to increased sales volumes, but expect that these expenses to remain at 10% or less of sales. Foreign currency transaction losses for 2006 were $1.0 million compared with a gain of $1.0 million for 2005. We incurred approximately $.6 million and $1.2 million of consulting expenses during 2006 and 2005, respectively, related to Sarbanes-Oxley Section 404 compliance.

          Research and Development Expenses

          Research and development expenses for 2006 were $10.7 million compared with $7.2 million for 2005. The increase in 2006 was due to the continuing development of electrical and machine upgrade systems.

          Operating Earnings

          Operating earnings for 2006 were $101.2 million, or 13.7% of sales, compared with $74.1 million, or 12.9% of sales, for 2005. The improvement in 2006 was primarily due to increased gross profit resulting from increased sales volume.

          Interest Expense

          Interest expense for 2006 was $3.7 million compared with $4.9 million for 2005. We capitalized $.8 million of interest during 2006 as a part of the cost of our capacity expansion program. The remaining decrease in interest expense was primarily due to reduced average borrowings in 2006.

          Income Taxes

          Income tax expense for 2006 was $26.9 million compared to $15.4 million for 2005. U.S. and foreign taxes are calculated at applicable statutory rates. Income tax expense for 2006 was reduced by a net income tax benefit of approximately $4.3 million related to foreign tax credits. The foreign tax credits resulted from the completion of our evaluation of the potential to claim additional foreign tax credits generated in previous tax periods. The lower effective tax rate in 2006 was also due to the mix of our domestic and foreign earnings. Income tax expense for 2005 was reduced by a net income tax benefit of $7.0 million, which consisted of $1.8 million of foreign tax expense related to a foreign dividend distribution and the recognition of an income tax benefit of approximately $8.8 million related to foreign tax credits. Amounts included in income tax expense are further described in Note H to our consolidated financial statements. At December 31, 2006, we had available approximately $10.7 million of federal net operating loss carryforwards. These carryforwards are useable at the rate of $3.6 million per year.

2005 Compared to 2004

          Sales

          Sales for 2005 were $575.0 million compared with $454.2 million for 2004. Sales of aftermarket parts and services for 2005 were $394.4 million, an increase of 22.7% from $321.4 million for 2004. The increase in aftermarket sales reflected our continuing initiatives and strategies to capture additional market share as well as continued strong commodity prices. Aftermarket sales increased in both the United States and international markets. Machine sales for 2005 were $180.6 million, an increase of 36.0% from $132.8 million for 2004. The increase in machine sales in 2005 was primarily due to increased electric mining shovel sales and the recognition of sales on two draglines that were sold in 2004. Approximately $6.5 million of the increase in sales for 2005 was attributable to a weakening United States dollar, which primarily impacted aftermarket sales (see “Foreign Currency Fluctuations” below).

          Gross Profit

          Gross profit for 2005 was $137.4 million, or 23.9% of sales, compared with $96.4 million, or 21.2% of sales, for 2004. The increase in our gross profit was primarily due to an increased sales volume and higher gross margins on both machines and aftermarket sales. Gross profit for 2005 was reduced by $1.5 million of training costs for employees hired at our new leased manufacturing facility. Gross profit for 2005 and 2004 was also reduced by $5.3 million and $5.2 million, respectively, of additional depreciation expense as a result of purchase price allocation to plant and equipment in connection with prior acquisitions of companies. Approximately $1.5 million of the increase in 2005 was attributable to a weakening United States dollar (see “Foreign Currency Fluctuations” below).

          Selling, General and Administrative Expenses

          Selling, general and administrative expenses for 2005 were $54.4 million, or 9.5% of sales, compared with $53.1 million, or 11.7% of sales, for 2004. Selling, general and administrative expense for 2005 included $.2 million related to non-cash stock-based employee compensation compared to $10.1 million for 2004. Non-cash stock compensation expense in 2004 primarily represented the charge recorded related to stock options issued prior to the completion of our initial public offering. Selling expenses for 2005 increased by $4.5 million from 2004 primarily due to increased sales efforts and higher foreign costs as a result of the weakened U.S. dollar, but remained relatively constant as a percentage of sales. Foreign currency transaction gains for 2005 were $1.0 million compared with gains of $2.7 million for 2004. We incurred approximately $1.2 million of consulting expenses during 2005 related to Sarbanes-Oxley Section 404 compliance.

          Research and Development Expenses

          Research and development expenses for 2005 were $7.2 million compared with $5.6 million for 2004. The increase in 2005 was in part due to the continuing development of electrical and machine upgrade systems.

          Operating Earnings

          Operating earnings for 2005 were $74.1 million, or 12.9% of sales, compared with $35.9 million, or 7.9% of sales, for 2004. Operating earnings for 2005 increased from 2004 due to increased gross profit resulting from increased sales volume and higher gross margins on both machines and aftermarket sales. Operating earnings for 2004 were reduced by $10.1 million of non-cash stock compensation expense. Approximately $.6 million of the increase in operating earnings for 2005 was attributable to a weakening United States dollar (see “Foreign Currency Fluctuations” below).

          Interest Expense

          Interest expense for 2005 was $4.9 million compared with $11.5 million for 2004. The decrease in interest expense in 2005 was primarily due to the refinancing of our capital structure in connection with our initial public offering.

          Other Expense

          Other expense for 2005 and 2004 was $1.0 million and $2.0 million, respectively. Included in the amount for 2004 was $.6 million of secondary common stock offering expenses. Debt issuance cost amortization was $1.0 million and $1.4 million for 2005 and 2004, respectively. These amounts included costs related to our credit facilities (see “Liquidity and Capital Resources-Financing Cash Flows” below).

          Income Taxes

          Income tax expense for 2005 was $15.4 million compared with $9.3 million for 2004. In 2005, U.S. taxable income exceeded available net operating loss carryforwards and income tax expense was recorded. Foreign taxes continue to be recorded at applicable statutory rates. Income tax expense for 2005 was reduced by a net income tax benefit of $7.0 million, which consisted of $1.8 million of foreign tax expense related to a foreign dividend distribution and the recognition of an income tax benefit of approximately $8.8 million related to foreign tax credits. During 2005, we began to quantify the amount of previously unclaimed foreign tax credits which we can utilize in part by amending historical income tax returns. As of December 31, 2005, we had approximately $14.3 million of federal net operating loss carryforwards.

Foreign Currency Fluctuations

          The following table summarizes the approximate effect of changes in foreign currency exchange rates on our sales, gross profit and operating earnings for 2006, 2005 and 2004, in each case compared to the prior year:

	2006	2005	2004

	(Dollars in thousands)

Increase in sales	$577	$6,536	$11,946
Increase in gross profit	321	1,528	2,103
Increase in operating earnings	304	573	246

EBITDA

          Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for 2006, 2005 and 2004 was $116.0 million, $87.6 million and $48.2 million, respectively. EBITDA is presented because (i) we use EBITDA to measure our liquidity and financial performance and (ii) we believe EBITDA is frequently used by securities analysts, investors and other interested parties in evaluating the performance and enterprise value of companies in general, and in evaluating the liquidity of companies with significant debt service obligations and their ability to service their indebtedness. Our EBITDA calculation is not an alternative to operating earnings under accounting principles generally accepted in the United States of America (“GAAP”) as an indicator of operating performance or of cash flows as a measure of liquidity. The following table reconciles Net Earnings as shown in our Consolidated Statements of Earnings to EBITDA and reconciles EBITDA to Net Cash Provided by Operating Activities as shown in our Consolidated Statements of Cash Flows:

	2006	2005	2004

	(Dollars in thousands)

Net earnings	$70,344	$53,559	$6,084
Interest income	(663)	(669)	(316)
Interest expense	3,693	4,865	11,547
Income taxes	26,930	15,358	9,276
Depreciation	12,892	11,681	11,061
Amortization (1)	2,827	2,788	3,194
Loss on extinguishment of debt	—	—	7,316

EBITDA (2)	116,023	87,582	48,162
Changes in assets and liabilities	(39,557)	(18,123)	(22,957)
Non-cash stock compensation expense	4,284	180	10,076
Loss on sale of fixed assets	140	273	287
Interest income	663	669	316
Interest expense	(3,693)	(4,865)	(11,547)
Income tax expense	(26,930)	(15,358)	(9,276)
Secondary offering expenses	—	—	602

Net cash provided by operating activities	$50,930	$50,358	$15,663

Net cash used in investing activities	$(70,603)	$(22,109)	$(6,706)

Net cash provided by (used in) financing activities	$15,134	$(36,299)	$5,188

(1)	Includes amortization of intangible assets and debt issuance costs.

(2)

EBITDA for 2004 was reduced by expenses pursuant to a management services agreement with American Industrial Partners (“AIP”) as well as fees paid to AIP or its affiliates and advisors for services performed for us outside the scope of the management services agreement of $1.3 million. The management services agreement was terminated in July 2004. EBITDA for 2006, 2005 and 2004 was also reduced by severance expense of $1.4 million, $.5 million and $.4 million, respectively.

Liquidity and Capital Resources

          Cash Requirements

          During 2007, we anticipate strong cash flows from operations due to continued strength in our aftermarket parts sales as well as continued high demand for our new machines. In expanding markets, customers are generally contractually obligated to make progress payments under purchase contracts for machine orders and certain large parts orders. As a result, we do not anticipate significant outside financing requirements to fund production of these machines and do not believe that new machine sales will have a material negative effect on our liquidity, although the issuance of letters of credit reduces the amount available for borrowings under our revolving credit facility. If additional borrowings are necessary during 2007, we believe we have sufficient capacity under our revolving credit facility (see “Financing Cash Flows” below).

          Our 2006 capital expenditures were $74.4 million compared with $22.2 million for 2005. Included in capital expenditures for 2006 was approximately $56.2 million related to our expansion program, of which $3.0 million was paid in early 2007. The remaining expenditures consisted primarily of production machinery at our main manufacturing facility. We expect capital expenditures in 2007 to remain near our 2006 level as we increase our manufacturing capacity and upgrade and replace our manufacturing equipment to support our increased sales activity. We believe cash flows from operating activities and funds available under our revolving credit facility, as well as governmental grants and other programs, will be sufficient to fund our expected capital expenditures in 2007.

          As of December 31, 2006, there were $76.2 million of standby letters of credit outstanding under all of our bank facilities.

          As of December 31, 2006, our long-term liabilities consisted primarily of warranty and product liability accruals and pension and postretirement benefit accruals. For 2007, we expect to contribute $9.2 million to our pension plans and $1.3 million for the payment of benefits from our postretirement benefit plan. As of December 31, 2006, our unfunded pension and postretirement benefit liability was $44.9 million.

          Payments of warranty and product liability claims are not subject to a definitive estimate by year. We do not anticipate cash requirements for warranty claims to be materially different than historical funding levels. We do not expect to pay any material product liability claims in 2007.

          In addition to the obligations noted above, we anticipate cash funding currently estimated requirements for interest, dividends and income taxes of approximately $5.7 million, $6.3 million and $37.1 million, respectively, during 2007.

          We believe that cash flows from our operations and our revolving credit facility will be sufficient to fund our normal cash requirements for 2007. We also believe that cash flows from our operations will be sufficient to repay any borrowings under our revolving credit facility as necessary.

          Sources and Uses of Cash

          We had $9.6 million of cash and cash equivalents as of December 31, 2006. All of this cash is located at various subsidiaries and is used for working capital purposes. Cash receipts in the United States are applied against our revolving credit facility.

          Operating Cash Flows

          During 2006, we generated cash from operating activities of $50.9 million compared to $50.4 million in 2005. The increase in our cash flows from operating activities resulted primarily from increased sales activity.

          Receivables

          We recognize revenues on machine orders using the percentage of completion method. Accordingly, accounts receivable are generated when revenue is recognized, which can be before the funds are collected or, in some cases, before the customer is billed. As of December 31, 2006, we had $162.5 million of accounts receivable compared to $155.5 million of accounts receivable as of December 31, 2005. Receivables as of December 31, 2006 and 2005 included $77.0 million and $68.2 million, respectively, of revenues from long-term contracts which were not billable at these dates.

          Liabilities to Customers on Uncompleted Contracts and Warranties

          Customers generally make down payments at the time of the order for a new machine as well as progress payments throughout the manufacturing process. In accordance with Statement of Position No. 81-1, these payments are recorded as Liabilities to Customers on Uncompleted Contracts and Warranties.

          Financing Cash Flows

          Our credit agreement as of December 31, 2006, with GMAC Commercial Finance LLC as lead lender, provides for a revolving credit facility and expires on May 27, 2010. In 2006, the amount of the revolving credit facility was increased to $200.0 million from $120.0 million. Interest on borrowed amounts is subject to quarterly adjustments to prime or LIBOR rates as defined in the credit agreement. Borrowings under the revolving credit facility are subject to a borrowing base formula based on the value of eligible receivables and inventory. As of December 31, 2006, we had $78.8 million of borrowings under our revolving credit facility at a weighted average interest rate of 6.8%. The amount available for borrowings under the revolving credit facility as of December 31, 2006 was $69.7 million.

          Our credit agreement contains covenants limiting our discretion with respect to key business matters and places significant restrictions on, among other things, our ability to incur additional indebtedness, create liens or other encumbrances, make certain payments or investments, loans and guarantees, and sell or otherwise dispose of assets and merge or consolidate with another entity. All of our domestic assets and the receivables and inventory of our Canadian subsidiary are pledged as collateral under the revolving credit facility. In addition, the outstanding capital stock of our domestic subsidiaries, as well as the capital stock of a majority of our foreign subsidiaries, are pledged as collateral. We are also required to maintain compliance with certain covenants, including a leverage ratio (as defined). We were in compliance with these covenants as of December 31, 2006.

          Current Dividend Policy

          In 2006, our Board of Directors authorized a 30% increase in our stockholders’ quarterly cash dividend to the amount of $.05 per share per quarter, subject to future authorization by our Board of Directors.

          Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2006:

	Total	1 Year or Less	2-3 Years	4-5 Years	Thereafter

	(Dollars in thousands)

Long-term debt	$82,476	$210	$1,078	$79,523	$1,665
Short-term obligations	121	121	—	—	—
Purchase obligations (1)	2,020	1,328	692	—	—
Operating leases and rental and service agreements	36,984	6,971	8,735	6,363	14,915
Expansion project (2)	13,975	13,975	—	—	—

Total	$135,576	$22,605	$10,505	$85,886	$16,580

(1)

Obligations related to purchase orders entered into in the ordinary course of business are excluded from the above table. Any amounts for which we are liable for goods or services received under purchase orders are reflected in the Consolidated Balance Sheets as accounts payable.

(2)

We are in the midst of a multi-phase expansion program at our South Milwaukee facility. We expect that the aggregate cost of phase one and two will be approximately $54 million, and that the cost of phase three will be approximately $58 million. We are financing the expansion program through working capital and funds available under our existing revolving credit facility as well as governmental grants and other programs.

Critical Accounting Policies and Estimates

          The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and accompanying footnotes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and such differences may be material to the financial statements. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, and in some cases, actuarial techniques. We evaluate these significant factors as facts and circumstances dictate. Historically, actual results have not differed significantly from those determined using estimates.

          The following are the accounting policies that most frequently require us to make estimates and judgments and are critical to understanding our financial condition, results of operations and cash flows:

          Revenue Recognition - Revenue from long-term sales contracts, such as for the manufacture of our machines and certain parts orders, is recognized using the percentage-of-completion method prescribed by Statement of Position No. 81-1 due to the length of time to fully manufacture and assemble our machines or replacement parts. We measure revenue recognized based on the ratio of estimated costs incurred to date in relation to total costs to be incurred. The percentage-of-completion method of accounting for these contracts most accurately reflects the status of these uncompleted contracts in our financial statements and most accurately measures the matching of revenues with expenses. We also have long-term maintenance and repair contracts with customers. Under these contracts, we provide all replacement parts, regular maintenance services and necessary repairs for the excavation equipment at a particular mine with an on-site support team. In addition, some of these contracts call for our personnel to operate the equipment being serviced. Parts consumed and services provided are charged to cost of products sold and sales are calculated and recorded based on the parts and services utilization. The customer is billed monthly and a liability for deferred revenues is recorded if payments received exceed revenues recognized. At the time a loss on a contract becomes known, the amount of the estimated loss is recognized in our consolidated financial statements. Revenue from all other types of sales, primarily sales of aftermarket parts, net of estimated returns and allowances, is recognized in conformity with Staff Accounting Bulletin No. 104, when all of the following circumstances are satisfied: persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured and delivery has occurred or services have been rendered. Criteria for revenue recognition is generally met at the time products are shipped, as the terms are FOB shipping point.

          The complexity of the cost estimation process and all issues related to assumptions, risks and uncertainties inherent with the use of estimated costs in the percentage of completion method of accounting affect the amounts reported in our financial statements. A number of internal and external factors affect our cost of sales estimates, including engineering design changes, estimated future material prices and customer specification changes. If we had used different assumptions in the application of this and other accounting policies, it is likely that materially different amounts would be reported in the financial statements. Bid and proposal costs are expensed as incurred. A 1% change in the gross margin percentage on machines in progress at December 31, 2006 would have the effect of changing our gross profit by approximately $2.2 million.

          Warranty - Sales of our products generally carry typical manufacturers’ warranties, the majority of which cover products for one year, based on terms that are generally accepted in the marketplaces that we serve. We record provisions for estimated warranty and other related costs as revenue is recognized based on historical warranty loss experience and periodically adjust these provisions to reflect actual experience. Estimates used to determine the product warranty accruals are significantly impacted by the historical percentage of warranty claims costs to net sales. Over the last three years, this percentage has varied by approximately 0.1 percentage points compared to the warranty costs to net sales percentage during 2006. Holding other assumptions constant, if this estimated percentage were to increase or decrease 0.1 percentage points, our warranty expense for 2006 would increase or decrease by approximately $0.7 million.

          Pension and Other Postretirement Benefits - In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS No. 158”). SFAS No. 158 requires an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet. We adopted the provisions of SFAS No. 158 as of December 31, 2006 as required.

          We have several defined benefit pension plans that are separately funded. We also provide certain health care benefits to employees until age 65 and life insurance benefits for certain eligible retired United States employees. Several statistical and judgmental factors which attempt to anticipate future events are used in calculating the expense and liability related to these plans. These factors include assumptions about the discount rate, expected return on plan assets, rate of future compensation increases and health care cost trend rates, as we determine within certain guidelines. In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, longer or shorter life spans of participants and changes in actual costs of health care. These differences may result in a significant impact to the amount of pension and other postretirement benefit expenses recorded by us.

          In determining net periodic cost for pension benefits and for postretirement benefits other than pensions for 2006, our actuarial consultants used a 5.50% discount rate and an expected long-term rate of return on plan assets of 8.5%. The discount rate for 2006 was decreased from 5.75% in 2005 and the expected long-term rate of return on plan assets was decreased from 9.0% in 2005.

          In selecting an assumed discount rate, we reviewed various corporate bond yields. The 8.5% expected long-term rate of return on plan assets is based on the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of these plans. This includes considering the trusts’ targeted asset allocation for the year and the expected returns likely to be earned over the next 20 years. The assumptions used for the return of each asset class are conservative when compared to long-term historical returns

          The table below shows the effect that a 1% increase or decrease in the discount rate and expected rate of return on plan assets would have on our pension and other postretirement benefits obligations and costs:

	2006 Benefit Cost (Income)/Expense		January 1, 2006 Benefit Obligation Increase/(Decrease)

	One Percentage- Point Increase	One Percentage- Point Decrease	One Percentage- Point Increase	One Percentage- Point Decrease

	(Dollars in thousands)
Pension benefits:
Assumed discount rate	$(526)	$605	$(8,684)	$10,259
Expected long-term rate of return on plan assets	(612)	612	N/A	N/A
Other postretirement benefits:
Assumed discount rate	(156)	180	(1,545)	1,799

          Accounting for Uncertainty in Income Taxes - In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 is an interpretation of FASB Statement No. 109, “Accounting for Income Taxes,” and seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective as of the beginning of 2007. We are currently evaluating the impact, if any, that FIN 48 will have on our financial statements.

          Off Balance Sheet Arrangements

          We do not have any off balance sheet financing arrangements that we believe have or are reasonably likely to have a current or future material effect on our financial condition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          Our market risk is impacted by changes in interest rates and foreign currency exchange rates.

          Interest Rates - Our interest rate exposure relates primarily to floating rate debt obligations in the United States. We manage borrowings under our credit agreement through the selection of LIBOR based borrowings or prime-rate based borrowings. If market conditions warrant, interest rate swaps may be used to adjust interest rate exposures, although none have been used to date. As of December 31, 2006, a sensitivity analysis was performed for our floating rate debt obligations. Based on these sensitivity analyses, we have determined that a 10% change in the weighted average interest rate as of December 31, 2006 would have the effect of changing our interest expense on an annual basis by approximately $.6 million.

          Foreign Currency – We sell most of our machines, including those sold directly to foreign customers, and most of our aftermarket parts in United States dollars. A limited amount of aftermarket parts sales are denominated in the local currencies of Australia, Canada, South Africa, Brazil, Chile and the United Kingdom, which subjects us to foreign currency risk. Aftermarket sales and a portion of the labor costs associated with such activities are denominated or paid in local currencies. As a result, a relatively strong United States dollar could decrease the United States dollar equivalent of our sales without a corresponding decrease of the United States dollar value of certain related expenses. We utilize some foreign currency derivatives to mitigate foreign exchange risk.

          Currency controls, devaluations, trade restrictions and other disruptions in the currency convertibility and in the market for currency exchange could limit our ability to timely convert sales earned abroad into United States dollars, which could adversely affect our ability to service our United States dollar indebtedness, fund our United States dollar costs and finance capital expenditures and pay dividends on our common stock.

          Based on our derivative instruments outstanding as of December 31, 2006, a 10% change in foreign currency exchange rates would not have a material effect on our financial position, results of operations or cash flows.