Form 10-K, Exhibit 13
period 2009-12-31
BUCYRUS INTERNATIONAL INC
filed 2010-03-01
CIK 740761

Exhibit 13

Bucyrus International, Inc.®

Financial Statements

Bucyrus International, Inc.

Consolidated Statements of Earnings

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands, except per share amounts)

Sales	$2,651,769	$2,505,838	$1,613,391
Cost of products sold	1,846,170	1,823,335	1,205,066

Gross profit	805,599	682,503	408,325
Selling, general and administrative expenses	269,539	243,932	185,639
Research and development expenses	41,908	36,550	20,358
Amortization of intangible assets	18,899	19,390	29,181

Operating earnings	475,253	382,631	173,147
Interest income	(5,117)	(6,206)	—
Interest expense	27,017	34,768	24,195
Other expense	6,085	3,071	2,394

Earnings before income taxes	447,268	350,998	146,558
Income tax expense	134,565	117,683	10,424

Net earnings	$312,703	$233,315	$136,134

Net earnings per share data
Basic:
Net earnings per share	$4.20	$3.14	$1.94
Weighted average shares	74,456,969	74,350,939	70,014,440
Diluted:
Net earnings per share	$4.12	$3.10	$1.93
Weighted average shares	75,880,863	75,205,020	70,715,340

See notes to consolidated financial statements.

Bucyrus International, Inc.

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Net earnings	$312,703	$233,315	$136,134

Other comprehensive income (loss):
Currency translation adjustments	62,410	(43,351)	16,811
Change in pension and postretirement unrecognized costs, net of income tax expense (benefit) of $5,472, ($15,759) and $5,811, respectively	8,281	(27,846)	12,034
Derivative fair value changes, net of income tax expense (benefit) of $13,542, ($13,305) and ($5,073), respectively	24,064	(23,186)	(7,518)

Other comprehensive income (loss)	94,755	(94,383)	21,327

Comprehensive income	$407,458	$138,932	$157,461

See notes to consolidated financial statements.

Bucyrus International, Inc.

Consolidated Balance Sheets

	December 31,
	2009	2008
	(Dollars in thousands, except per share amounts)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$101,084	$102,396
Receivables – net	741,815	636,486
Inventories	627,289	616,710
Deferred income taxes	45,024	53,133
Prepaid expenses and other	40,861	26,045

Total Current Assets	1,556,073	1,434,770

OTHER ASSETS:
Goodwill	351,333	330,211
Intangible assets – net	220,780	230,451
Other assets	61,505	68,823

Total Other Assets	633,618	629,485

PROPERTY, PLANT AND EQUIPMENT:
Land	38,879	36,795
Buildings and improvements	281,841	251,057
Machinery and equipment	351,540	321,795
Less accumulated depreciation	(157,839)	(121,251)

Total Property, Plant and Equipment – net	514,421	488,396

TOTAL ASSETS	$2,704,112	$2,552,651

Bucyrus International, Inc.

Consolidated Balance Sheets (continued)

	December 31,
	2009	2008
	(Dollars in thousands, except per share amounts)
LIABILITIES AND COMMON STOCKHOLDERS’ INVESTMENT

CURRENT LIABILITIES:
Accounts payable	$155,857	$229,173
Accrued expenses	172,865	209,453
Liabilities to customers on uncompleted contracts and warranties	183,097	252,304

Income taxes	45,811	70,091
Current maturities of long-term debt and short-term obligations	7,566	69,291

Total Current Liabilities	565,196	830,312

LONG-TERM LIABILITIES:
Deferred income taxes	82,260	52,895
Pension and other	198,000	218,181

Total Long-Term Liabilities	280,260	271,076

LONG-TERM DEBT, less current maturities	499,666	501,755

COMMITMENTS AND CONTINGENCIES – Note N

COMMON STOCKHOLDERS’ INVESTMENT:
Common stock – par value $.01 per share, authorized 200,000,000 shares, issued 75,234,366 and 75,044,674 shares in 2009 and 2008, respectively	753	751
Additional paid-in capital	687,756	678,226
Treasury stock – 217,200 shares	(851)	(851)
Accumulated earnings	673,535	368,340
Accumulated other comprehensive loss	(2,203)	(96,958)

Total Common Stockholders’ Investment	1,358,990	949,508

TOTAL LIABILITIES AND COMMON STOCKHOLDERS’ INVESTMENT	$2,704,112	$2,552,651

See notes to consolidated financial statements.

Bucyrus International, Inc.

Consolidated Statements of Common Stockholders’ Investment

	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Earnings	Accumulated Other Comprehensive Loss
	(Dollars in thousands)

Balance at January 1, 2007	$317	$306,981	$(851)	$13,451	$(23,902)
Issuance of common stock (10,662,360 shares)	53	335,919	—	—	—
Issuance of common stock to purchase DBT (942,952 shares)	5	21,777	—	—	—
Income tax benefit from exercised stock options and SARs and vesting of restricted stock	—	265	—	—	—
Stock-based compensation expense	—	6,171	—	—	—
Board of directors’ fees paid with Company stock	—	228	—	—	—
Net earnings	—	—	—	136,134	—
Dividends declared	—	—	—	(6,920)	—
Adoption of FIN 48	—	—	—	(105)	—
Currency translation adjustments	—	—	—	—	16,811
Change in pension and postretirement unrecognized costs, net of income taxes of $5,811	—	—	—	—	12,034
Change in fair value of derivative instruments, net of income tax benefit of $5,073	—	—	—	—	(7,518)

Balance at December 31, 2007	375	671,341	(851)	142,560	(2,575)
Issuance of common stock under employee plans, net of stock redeemed for taxes (75,951 shares)	—	(1,298)	—	—	—
Two-for-one stock split	376	(376)	—	—	—
Income tax benefit from exercised SARs and vesting of restricted stock	—	1,322	—	—	—
Stock-based compensation expense	—	7,056	—	—	—
Board of directors’ fees paid with Company stock	—	181	—	—	—
Net earnings	—	—	—	233,315	—
Dividends declared	—	—	—	(7,535)	—
Currency translation adjustments	—	—	—	—	(43,351)
Change in pension and postretirement unrecognized costs, net of income tax benefit of $15,759	—	—	—	—	(27,846)
Change in fair value of derivative instruments, net of income tax benefit of $13,305	—	—	—	—	(23,186)

Balance at December 31, 2008	751	678,226	(851)	368,340	(96,958)
Issuance of common stock under employee plans, net of stock redeemed for taxes (194,028 shares)	2	(4,915)	—	—	—
Income tax benefit from exercised SARs and vesting of restricted stock	—	2,331	—	—	—
Stock-based compensation expense	—	11,889	—	—	—
Board of directors’ fees paid with Company stock	—	225	—	—	—
Net earnings	—	—	—	312,703	—
Dividends declared	—	—	—	(7,508)	—
Currency translation adjustments	—	—	—	—	62,410
Change in pension and postretirement unrecognized costs, net of income tax expense of $5,472	—	—	—	—	8,281
Change in fair value of derivative instruments, net of income tax expense of $13,542	—	—	—	—	24,064

Balance at December 31, 2009	$753	$687,756	$(851)	$673,535	$(2,203)

See notes to consolidated financial statements

Bucyrus International, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$312,703	$233,315	$136,134
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	41,544	36,860	25,438
Amortization	22,283	22,461	31,575
Stock-based compensation expense	11,889	7,056	6,171
Stock issued in payment of director’s fees	225	181	228
Deferred income taxes	34,543	(3,069)	(65,548)
Loss on disposal of property, plant and equipment	3,704	159	532
Changes in assets and liabilities, excluding effects of acquisitions:
Receivables	(77,249)	(235,736)	(19,519)
Inventories	25,918	(147,629)	(35,696)
Other current assets	(2,524)	14,119	(26,948)
Other assets	(6,321)	(662)	(42,267)
Current liabilities other than income taxes and current maturities of long-term debt and short-term obligations	(195,058)	207,447	(62,210)
Income taxes	(18,864)	14,246	50,157
Long-term liabilities other than deferred income taxes	(14,244)	6,107	95,542

Net cash provided by operating activities	138,549	154,855	93,589

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(59,268)	(112,013)	(96,268)
Proceeds from disposal of property, plant and equipment	1,475	5,581	1,923
Purchases of investments	(11,903)	(5,978)	—
Proceeds from sale of investments	11,606	6,486	—
Acquisitions, including acquisition of DBT GmbH	(12,795)	(24,058)	(707,610)
DBT GmbH acquisition closing adjustments for liabilities assumed	—	—	26,549
Other	(3,578)	1,745	(58)

Net cash used in investing activities	(74,463)	(128,237)	(775,464)

Bucyrus International, Inc.

Consolidated Statements of Cash Flows (continued)

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net (repayments of) borrowings from revolving credit facilities	$(55,157)	$40,027	$(63,996)
Proceeds from term loan facility	—	—	825,000
Repayment of term loan facility	(5,056)	(5,981)	(326,267)
Proceeds from long-term debt and other bank borrowings	1,171	9,445	3,481
Repayments of long-term debt and other bank borrowings	(9,378)	(3,443)	(24,657)
Payment of financing expenses	(6,000)	(528)	(15,678)
Net proceeds from issuance of common stock	—	—	336,289
Payments under capital lease agreements	(612)	(3,188)	—
Tax benefit related to share-based payment awards	2,332	1,322	265
Dividends paid	(7,445)	(7,435)	(6,868)
Other	(173)	—	34

Net cash (used in) provided by financing activities	(80,318)	30,219	727,603

Effect of exchange rate changes on cash	14,920	(15,553)	5,809

Net (decrease) increase in cash and cash equivalents	(1,312)	41,284	51,537

Cash and cash equivalents at beginning of year	102,396	61,112	9,575

Cash and cash equivalents at end of year	$101,084	$102,396	$61,112

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$27,172	$28,304	$23,818
Income taxes - net of refunds	$127,261	$90,582	$39,305
Gross borrowings from revolving credit facilities	$701,676	$334,390	$289,925
Gross repayments of revolving credit facilities	$756,833	$294,363	$353,584

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITY:
Capital expenditures included in accounts payable	$2,730	$7,416	$621

Bucyrus International, Inc.

Consolidated Statements of Cash Flows (continued)

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Liabilities assumed for acquisitions were as follows:

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)

Fair value of assets acquired	$14,117	$45,870	$1,303,989
Cash paid	(14,132)	(22,782)	(694,822)
Fair value of Company common stock issued	—	—	(21,782)
Acquisition expenses paid or accrued	—	(640)	(14,601)

Liabilities assumed	$(15)	$22,448	$572,784

See notes to consolidated financial statements.

Bucyrus International, Inc.

Notes to Consolidated Financial Statements

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Nature of Operations

Bucyrus International, Inc. (the “Company”) is a Delaware corporation and a leading designer, manufacturer and marketer of high productivity mining equipment. The Company operates in two business segments: surface mining and underground mining. Major markets for the surface mining industry are copper, coal, oil sands and iron ore. The major market for the underground mining industry is coal. Most of the Company’s surface mining customers are large multinational corporations with operations in the various major surface mining markets throughout the world. Most of the Company’s underground mining customers are multinational coal mining corporations but tend to be smaller in size than its surface mining customers. The Company has more customers overall in its underground mining segment than in its surface mining segment. In addition to the manufacture of original equipment, an important part of the Company’s business consists of aftermarket sales, such as supplying parts, maintenance and repair services and technical advice, as well as refurbishing and relocating older, installed original equipment. The Company has manufacturing facilities in Australia, China, the Czech Republic, Germany and the United States and service and sales centers in Australia, Brazil, Canada, Chile, China, England, Germany, India, Mexico, Peru, Russia, South Africa and the United States.

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

Inventories

Inventories are stated at lower of cost (first-in, first-out method) or net realizable value. The cost of finished goods and work in progress includes the cost of raw materials, other direct costs and production overheads. Net realizable value is the estimate of the selling price in the ordinary course of business less the cost of completion and selling. Provision is made to reduce the cost to net realizable value for obsolete and slow-moving inventories. Advances from customers are netted against inventories to the extent of related accumulated costs. Advances in excess of related costs and earnings on uncompleted contracts are classified as a liability to customers. Advances netted against inventory costs were $2.8 million and $0.1 million at December 31, 2009 and 2008, respectively.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized and are reviewed annually for impairment or more frequently if impairment indicators arise. Intangible assets consist primarily of technology, customer relationships, engineering drawings, trademarks, trade names and backlog (see Note E).

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

Financial Instruments

Based on Company estimates, the carrying amounts of cash equivalents, receivables, accounts payable and accrued liabilities approximated fair value at December 31, 2009 and 2008. The fair value of the Company’s term loan was $469.7 million and $413.1 million at December 31, 2009 and December 31, 2008, respectively.

Foreign Currency Translation

The assets and liabilities of the Company’s foreign subsidiaries are translated into United States dollars using year-end exchange rates. Sales and expenses are translated at average rates during the year. Adjustments resulting from this translation are deferred and reflected as a separate component of Common Stockholders’ Investment. Gains and losses from foreign currency transactions are included in selling, general and administrative expenses in the Consolidated Statements of Earnings. Transaction losses totaled $7.7 million, $3.5 million and $2.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. Transaction gains and losses on intercompany advances to foreign subsidiaries for which settlement is not planned or anticipated in the foreseeable future are deferred and reflected as a component of Common Stockholders’ Investment.

Derivative Financial Instruments

On January 1, 2009, the Company adopted new accounting guidance regarding disclosures about derivative instruments and hedging activities. This guidance requires enhanced disclosures regarding an entity’s derivatives and hedging activities, including how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how the derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows.

The Company enters into contracts for certain derivative financial instruments to mitigate foreign exchange rate risk of specific foreign currency denominated transactions and to manage and preserve the economic value of cash flows in non-functional currencies. The Company also enters into contracts for certain derivative financial instruments to mitigate interest rate risk. The Company has designated substantially all of these contracts as either cash flow hedges or fair value hedges. The Company does not use derivative financial instruments for trading or other speculative purposes.

The contractual amounts of the Company’s outstanding foreign currency forward contracts, by currency, were as follows:

	December 31,
	2009		2008
	Buy	Sell	Buy	Sell
	(Dollars in thousands)

United States dollar	$11,000	$55,763	$25,475	$—
Australian dollar	29,485	18,548	26,439	15,415
Brazilian real	—	3,912	—	3,644
British pounds sterling	14,025	2,106	13,734	440
Canadian dollars	—	8,492	—	—
Chilean peso	37,798	1,250	15,561	2,738
Czech koruna	264	—	4,267	—
Euro	213,299	5,639	446,512	3,753
Peruvian sol	—	1,525	—	—
Mexican peso	—	—	—	858
Polish zloty	—	1,894	364	—
Russian ruble	675	3,595	—	—
South African rand	—	1,584	168	3,860

	$306,546	$104,308	$532,520	$30,708

Based upon December 31, 2009 foreign currency exchange rates, all of the Company’s outstanding contracts were recorded at fair value.

The Company conducts its business on a multinational basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments, to the extent that they have been effective, are deferred in accumulated other comprehensive income

(loss) and recognized in earnings when the related inventory is sold. Ineffectiveness related to these hedge instruments that was recognized in the Consolidated Statements of Earnings consisted of losses of $5.3 million, $6.8 million and $0.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. The maturity of these instruments generally does not exceed 24 months. The Consolidated Statements of Earnings also includes $2.7 million of losses for the year ended December 31, 2009 as a result of the discontinuance of cash flow hedges because the original forecasted transaction did not occur within the original specified time period or the two months thereafter. The accumulated other comprehensive loss, net of tax, related to foreign currency forward contracts was $1.6 million and $13.8 million at December 31, 2009 and 2008, respectively. The Company estimates that $1.5 of losses included in the $1.6 million loss will be reclassified into earnings over the next 12 months.

To manage a portion of its exposure to changes in LIBOR-based interest rates on its variable rate debt, the Company has entered into interest rate swap agreements to effectively fix the interest payments on $475.8 million ($375.0 million plus €70.0 million) of its term loan. All of the swaps in place at December 31, 2009 have been designated as cash flow hedges of LIBOR-based interest payments. The effective portion of the change in fair value of the derivatives is recorded in accumulated other comprehensive income (loss), while any ineffective portion is recorded as an adjustment to interest expense. The differential paid or received on the interest rate swap is recognized as an adjustment to interest expense. Interest rate swaps in place at December 31, 2009 were as follows:

Amount	Interest Rate (1)	Maturity Date
(Dollars in thousands)

$150,000	4.8800%	May 4, 2010 (2) (3)
$50,000	5.0940%	May 4, 2010 (3)
$50,000	2.1750%	January 30, 2012
$50,000	2.4000%	January 28, 2013
$50,000	2.5975%	January 28, 2014
$21,606	1.9600%	March 31, 2012 (4)
$14,404	2.2800%	March 31, 2013 (4)
$36,010	2.5180%	March 31, 2014 (4)
$21,606	2.4900%	March 31, 2014 (4)
$25,000	2.2100%	April 1, 2014
$7,202	2.4900%	April 1, 2014 (4)

(1)	Excludes applicable spread of 1.50% to 1.75%.
(2)	This swap, together with a $150 million interest rate swap entered into in 2007, which was terminated in 2008, effectively fixes the interest rate at 4.88%.
(3)	The Company has purchased, effective May 4, 2010, $200 million of interest rate swaps to extend the maturity to May 4, 2014 at the interest rate of 2.99%.
(4)	This interest rate swap is denominated in euros.

The Company recognized interest expense of $2.5 million, $1.9 million and zero for the years ended December 31, 2009, 2008 and 2007, respectively, related to the ineffective portion of its interest rate swaps. The accumulated other comprehensive loss, net of tax, related to interest rate swaps was $5.0 million and $7.1 million at December 31, 2009 and 2008, respectively. The Company estimates that $0.5 million of the $5.0 million loss, net of tax, will be reclassified into earnings over the next 12 months.

The pre-tax fair value of the Company’s cash flow hedges related to foreign currency forward contracts and interest rate swaps and the accounts in the Consolidated Balance Sheets in which the gross amounts are included were as follows:

	December 31, 2009
	(Dollars in thousands)
	Prepaid Expenses and Other	Other Long- Term Assets	Accrued Expenses	Pension and Other
	(Dollars in thousands)

Interest rate swaps	$—	$301	$2,917	$4,531
Foreign currency forward contracts	1,787	—	2,551	885

Total designated	$1,787	$301	$5,468	$5,416

	December 31, 2008
	Prepaid Expenses and Other	Accrued Expenses	Pension and Other
	(Dollars in thousands)

Interest rate swaps	$—	$13,191	$—
Foreign currency forward contracts	5,460	11,096	7,652

Total designated	$5,460	$24,287	$7,652

The gross derivative gains and losses included in the Consolidated Statements of Comprehensive Income and the Consolidated Statements of Earnings related to cash flow hedges for the year ended December 31, 2009 were as follows (dollars in thousands):

Gain / (Loss) Recognized in Other Comprehensive Income
Interest rate swaps	$(6,392)
Foreign currency forward contracts	(28,611)

Total	$(35,003)

	Gain / (Loss) Reclassified From Other Comprehensive Income	Statement of Earnings Line Item
Interest rate swaps	$(2,532)	Interest expense
Foreign currency forward contracts	3,631	Sales
Foreign currency forward contracts	(12,359)	Cost of products sold
Foreign currency forward contracts	(5,081)	Selling, general and administrative expenses
Foreign currency forward contracts	(2,593)	Other expense

Total	$(18,934)

	Gain / (Loss) Recognized in Earnings Due to Ineffectiveness and Amounts Excluded From Effectiveness Testing	Statement of Earnings Line Item
Foreign currency forward contracts	$(178)	Sales
Foreign currency forward contracts	(5,078)	Cost of products sold
Foreign currency forward contracts	(19)	Selling, general and administrative expenses
Foreign currency forward contracts	(2,701)	Other expense

Total	$(7,976)

The gross gains and losses from derivatives not designated as hedging instruments included in the Consolidated Statements of Earnings for the year ended December 31, 2009 were as follows (dollars in thousands):

	Gain / (Loss)	Statement of Earnings Line Item
Foreign currency forward contracts	$402	Sales
Foreign currency forward contracts	(1,486)	Cost of product sold
Foreign currency forward contracts	(4,718)	Selling, general and administrative expenses

Total	$(5,802)

Derivative instruments are subject to significant concentrations of credit risk to the banking industry. The Company manages counterparty credit risk by only entering into derivative contracts with large commercial financial institutions. The maximum amount of loss, not considering netting arrangements, if any, which the Company would incur if counterparties to derivative instruments fail to meet their obligations was $3.9 million at December 31, 2009. At December 31, 2009, the Company had no knowledge of any of counterparty default.

The Company also has cross-currency foreign currency-denominated debt obligations that are designated as hedges of the foreign currency exposure associated with its net investments in non-United States operations. The currency effects of the debt obligations are reflected in other comprehensive income (loss) where they offset translation gains and losses recorded on the Company’s net investments in Germany. The Company recognized a loss of $4.0 million and a gain of $9.6 in other comprehensive income (loss) related to net investment hedges for the years ended December 31, 2009 and 2008, respectively.

The Company also uses natural hedges to mitigate risks associated with foreign currency exposures. For example, oftentimes the Company has non-functional currency denominated receivables from customers for which the exposure is partially mitigated by a corresponding non-functional currency payable to a vendor.

Stock Split

All previously reported net earnings per share and number of shares in the accompanying consolidated financial statements and notes thereto have been adjusted to reflect the two-for-one split of the Company’s common stock effective May 27, 2008.

Comprehensive Income (Loss)

The Company reports comprehensive income (loss) in addition to net earnings (loss). Comprehensive income (loss) is a more inclusive financial reporting method that includes disclosure of financial information that historically has not been recognized in the calculation of net earnings (loss). The Company reports comprehensive income (loss) and accumulated other comprehensive loss in the Consolidated Statements of Common Stockholders’ Investment. Accumulated other comprehensive loss, net of income taxes, was as follows:

	December 31,
	2009	2008
	(Dollars in thousands)

Currency translation adjustments	$31,189	$(31,221)
Pension and postretirement benefit unrecognized costs	(26,752)	(35,033)
Derivative fair value adjustments	(6,640)	(30,704)

Accumulated other comprehensive loss	$(2,203)	$(96,958)

Revenue Recognition

Revenue from long-term sales contracts, such as for the manufacture of the Company’s original equipment and certain replacement parts, is recognized using the percentage-of-completion method due to the length of time to fully manufacture and assemble the Company’s original equipment or replacement parts. The Company measures revenue recognized based on the ratio of actual costs incurred to date in relation to total estimated costs to be incurred. The percentage-of-completion method of accounting for these contracts most accurately reflects the status of these uncompleted contracts in the Company’s consolidated financial statements and most accurately measures the matching of revenues with expenses. Revenue from all other types of sales, primarily sales of aftermarket parts, net of estimated returns and allowances, is recognized when all of the following circumstances are satisfied: persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured, and delivery has occurred or services have been rendered. Criteria for revenue recognition is generally met at the time products are shipped, as the terms are FOB shipping point.

Included in the current portion of liabilities to customers on uncompleted contracts and warranties are advances in excess of related costs and earnings on uncompleted contracts of $135.4 million and $202.2 million at December 31, 2009 and 2008, respectively.

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

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance regarding business combinations. This guidance defines how acquirers recognize and measure the consideration transferred, assets acquired, liabilities assumed, noncontrolling interests, and goodwill acquired at their fair values as of the acquisition date. This guidance became effective on a prospective basis for fiscal years beginning after December 15, 2008. The Company adopted this guidance effective January 1, 2009 and it did not have a material effect on the Company’s financial position or results of operations.

In September 2006, the FASB issued new accounting guidance regarding fair value measurements, which establishes a framework for measuring fair value and expands disclosure about such fair value measurements. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This guidance classifies the inputs used to measure the fair value into the following hierarchy:

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

The Company adopted this guidance effective January 1, 2008 and it did not have a material effect on the Company’s financial position or results or operations.

The Company has determined that its financial assets and liabilities are level 2 in the fair value hierarchy. The Company’s financial assets and liabilities that were accounted for at fair value were as follows:

	December 31,
	2009	2008
	(Dollars in thousands)
Assets:
Foreign currency exchange contracts (1)	$3,635	$5,541
Interest rate swaps (2)	301	—

Total assets at fair value	$3,936	$5,541

Liabilities:
Foreign currency exchange contracts (1)	$6,434	$23,823
Interest rate swaps (2)	7,447	13,191

Total liabilities at fair value	$13,881	$37,014

(1)	Based on observable market transactions of forward currency prices.
(2)	Based on observable market transactions of forward LIBOR or EURIBOR rates.

In March 2008, the FASB issued accounting guidance regarding disclosures about derivative instruments and hedging activities. This guidance requires enhanced disclosures about an entity’s derivatives and hedging activity and how they effect an entity’s financial position. This guidance became effective for fiscal years and interim periods beginning after November 15, 2008. The Company adopted this guidance effective January 1, 2009 and it did not have a material effect on the Company’s financial position or results of operations.

In May 2009, the FASB issued new accounting guidance regarding management’s assessment of subsequent events. This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance outlines (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance became effective on a prospective basis for interim or annual financial periods ending after June 15, 2009. The Company adopted this guidance in June 2009 and it did not have a material effect on the Company’s financial position or results of operations.

In June 2009, the FASB issued the Accounting Standards Codification (“Codification”). The Codification is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The use of the Codification became effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the Codification in September 2009 and it did not have a material effect on the Company’s financial position or results of operations.

In October 2009, the FASB issued new accounting guidance regarding the accounting for revenue in arrangements with multiple deliverables. This guidance addresses how the unit of accounting for arrangements involving multiple deliverables and how arrangement consideration should be allocated to the separate units of accounting, when applicable. This guidance becomes effective on a prospective basis for fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the impact that this new guidance will have on its consolidated financial statements.

NOTE B – ACQUISITIONS

DBT Acquisition

On May 4, 2007, the Company completed its acquisition of DBT GmbH (“DBT”) from RAG Coal International AG. The net assets acquired and results of operations since the date of acquisition are included in the Company’s consolidated financial statements.

Pro Forma Results of Operations

The following unaudited pro forma results of operations assumes that the Company acquired DBT on January 1, 2007 and includes the effects of the Company’s debt refinancing and equity offering in 2007. The unaudited pro forma results include adjustments to reflect additional interest expense, depreciation expense and amortization of intangibles, as well as the effects of adjustments made to the carrying value of certain assets. Pro forma results for the year ended December 31, 2007 were as follows (dollars in thousands, except per share amounts):

Sales	$1,973,904

Net earnings	$146,864

Net earnings per share:
Basic	$1.98
Diluted	$1.96

The unaudited pro forma financial information presented above is not necessarily indicative of either the results of operations that would have occurred had the acquisition of DBT been effective on January 1, 2007 or of the Company’s future results of operations. Also, the unaudited pro forma financial information does not reflect the costs that the Company incurred to integrate DBT. These costs have not been material to date and the Company does not expect them to be material in the future.

Finished parts and work in process inventories were adjusted to their estimated fair market value. Finished parts were valued at their estimated selling prices, less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the Company’s selling effort, and work in process was valued at estimated selling prices of finished goods less the sum of (a) costs to complete, (b) costs of disposal and (c) a reasonable profit allowance for the completing and selling effort of the Company based on profit for similar finished goods. As this inventory adjustment was directly attributed to the transaction and did not have a continuing impact, it is not reflected in the unaudited pro forma results of operations presented above. However, this inventory adjustment resulted in a charge to cost of products sold in the periods subsequent to the consummation of the acquisition of DBT during which the related inventories were sold. The actual charge for the years ended December 31, 2009, 2008 and 2007 was zero, $12.1 million and $23.3 million, respectively. This inventory adjustment was fully amortized as of December 31, 2008.

Other Acquisitions

In 2008, the Company acquired two businesses. Based on the fair value of assets acquired and expected revenues, the Company concluded that they are not material in the aggregate. Consequently, there are no disclosures required for these acquisitions.

NOTE C – RECEIVABLES

Receivables at December 31, 2009 and 2008 included $384.5 million and $209.7 million, respectively, of revenues from long-term contracts which were not billable at these dates. Billings on long-term contracts are made in accordance with the terms as defined in the individual contracts. The unbilled receivables are for contracts that were near completion as of the balance sheet dates and collection of amounts due was scheduled to be within the next 12 months of such dates.

Current receivables were reduced by an allowance for losses of $7.1 million and $8.4 million at December 31, 2009 and 2008, respectively.

NOTE D – INVENTORIES

Inventories consisted of the following:

	December 31,
	2009	2008
	(Dollars in thousands)

Raw materials and parts	$75,111	$103,586
Work in process	202,221	242,224
Finished products (primarily replacement parts)	349,957	270,900

	$627,289	$616,710

NOTE E – GOODWILL AND INTANGIBLE ASSETS

Goodwill is not subject to amortization, but instead is subject to an evaluation for impairment at least annually by applying a two-step fair-value-based test. Additionally, intangible assets with indefinite lives are not amortized, but are subject to an evaluation for impairment at least annually. Intangible assets with finite lives continue to be amortized over a period of five to 20 years. The Company’s annual impairment testing date is December 31. No impairment resulted from the Company’s annual impairment testing during the years ended December 31, 2009, 2008 or 2007.

Intangible assets consisted of the following:

	December 31, 2009			December 31, 2008
	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization
	(Years)	(Dollars in thousands)		(Years)	(Dollars in thousands)
Amortized intangible assets:
Technology	10-12	$121,085	$(26,846)	10-12	$115,580	$(15,972)
Customer relationships	20	118,791	(15,584)	20	115,400	(9,333)
Engineering drawings	20	25,500	(15,644)	20	25,500	(14,369)
Backlog	1	8,000	(8,000)	1	8,000	(8,000)
Trademarks	0.7	12,000	(12,000)	0.7	12,000	(12,000)
Other	5 - 20	5,855	(4,813)	5 - 20	5,855	(4,646)

		$291,231	$(82,887)		$282,335	$(64,320)

Unamortized intangible assets:
Trademarks/Trade names		$12,436			$12,436

Changes in the carrying amount of goodwill were as follows:

	Surface Mining	Underground Mining
	(Dollars in thousands)

Balance at January 1, 2008	$47,306	$269,932
Goodwill acquired during the year	—	12,973

Balance at December 31, 2008	47,306	282,905
Goodwill acquired during the year	—	11,765
Currency translation	—	9,357

Balance at December 31, 2009	$47,306	$304,027

Amortization expense for finite-lived intangible assets was $18.9 million, $19.4 million and $29.2 million for the years ended December 31, 2009, 2008 and 2007, respectively. The estimated future amortization expense of finite-lived intangible assets is as follows (dollars in thousands):

Year	Amount
2010	$18,543
2011	18,543
2012	18,543
2013	18,543
2014	18,543
Future	115,628

$208,343

NOTE F – ACCRUED EXPENSES

Accrued expenses consisted of the following:

	December 31,
	2009	2008
	(Dollars in thousands)

Wages and salaries	$61,387	$61,880
Other	111,478	147,573

	$172,865	$209,453

NOTE G – LONG-TERM DEBT AND FINANCING ARRANGEMENTS

Long-term debt consisted of the following:

	December 31,
	2009	2008
	(Dollars in thousands)

Revolving credit facility	$—	$55,157
Term loan facility	496,599	497,658
Other	10,633	18,231

	507,232	571,046
Less current maturities of long-term debt and short-term obligations	(7,566)	(69,291)

	$499,666	$501,755

The Company’s credit facilities include a secured revolving credit facility of $357.5 million, an unsecured German revolving credit facility of €65.0 million, each of which mature on May 4, 2012, and a term loan facility of $400.0 million plus €75.0 million with a maturity date of May 4, 2014. The entire secured revolving credit facility may be used for letters of credit. At December 31, 2009, the Company had no borrowings under its secured or unsecured revolving credit facilities. At December 31, 2008, the Company classified the entire revolving credit facility balance of $55.2 million as current maturities of long-term debt and short-term obligations because it intended to repay the outstanding balance within 12 months.

Borrowings under the secured revolving credit facility bear interest, payable no less frequently than quarterly, at (i) LIBOR plus between 1.25% and 1.75% (based on the Company’s total leverage ratio) for United States dollar denominated LIBOR loans; (ii) a base rate determined by reference to the greater of the United States prime lending rate and the federal funds rate plus between 0.25% and 0.75% (based on the Company’s total leverage ratio) for United States dollar denominated base rate loans; and (iii) EURIBOR plus between 1.25% and 1.75% (based on the Company’s total leverage ratio) for euro denominated loans. The interest rates under the secured revolving credit facility are subject to change based on the Company’s total leverage ratio. The unsecured German revolving credit facility bears interest, payable no less frequently than quarterly, at EURIBOR plus between 1.25% and 1.75% (based on the Company’s total leverage ratio.) Under each revolving credit facility, the Company has agreed to pay a commitment fee based on the unused portion of such facilities, payable quarterly, at rates ranging from 0.25% to 0.50% depending on the total leverage ratio, and when applicable, customary letter of credit fees. Borrowings under the term loan facility bear interest, payable no less frequently than quarterly, at (i) LIBOR plus 1.50% for United States dollar denominated LIBOR loans; (ii) the base rate plus 0.50% for United States dollar denominated base rate loans; and (iii) EURIBOR plus 1.75% for euro denominated loans.

At December 31, 2009, the amount potentially available for borrowings under the Company’s secured revolving credit facility was $282.5 million, after taking into account $75.0 million of issued letters of credit. The amount potentially available for borrowings under the Company’s unsecured German credit facility at December 31, 2009 was $54.1 million (€37.8 million), after taking into account $39.0 million (€27.2 million) of issued letters of credit. At December 31, 2009, the Company had borrowings under its term loan facility of $496.6 million ($391.0 million plus €73.3 million). To manage a portion of its exposure to changes in LIBOR-based interest rates, the Company has entered into interest rate swap agreements that effectively fix the interest payments on $475.8 million ($375.0 million plus €70.0 million) of outstanding borrowings under its term loan facility at a weighted average interest rate of 3.4%, plus the applicable spread. The remaining $20.8 million ($16.0 million plus €3.3 million) of outstanding term loan borrowings at December 31, 2009 were at a weighted average interest rate of 1.9%, plus the applicable spread.

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

The Company’s credit facilities contain operating and financial covenants that, among other things, could limit the Company’s ability to obtain additional sources of capital. The financial covenants require the Company to maintain a total leverage ratio, calculated on a trailing four-quarters basis, of not more than 3.5 to 1.0. The total leverage ratio is calculated as the ratio of consolidated indebtedness (which is net of cash) to adjusted EBITDA, as defined in the credit facilities. At December 31, 2009, the Company was in compliance with all covenants and other requirements under its credit facilities.

For the year ended December 31, 2009, the average revolving credit facility borrowings under the Company’s credit agreements were $53.5 million at a weighted average interest rate of 2.2% and the maximum borrowing outstanding was $123.8 million. For the year ended December 31, 2008, the average borrowings under the revolving portion of the Company’s credit agreement were $17.9 million at a weighted average interest rate of 3.9% and the maximum borrowing outstanding was $101.0 million.

At December 31, 2009 and 2008, there were $188.5 million and $218.3 million, respectively, of standby letters of credit outstanding under all of the Company’s bank facilities.

Maturities of long-term debt and short-term obligations for each of the next five years are as follows (dollars in thousands):

Year	Amount
2010	$7,566
2011	$6,519
2012	$6,032
2013	$5,467
2014	$476,840

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

At December 31, 2009, the Company had 10,000,000 shares of authorized preferred stock and the Company’s issued and outstanding shares consisted only of common stock. Holders of common stock are entitled to one vote per share on all matters to be voted on by the Company’s common stockholders.

NOTE I – STOCK-BASED COMPENSATION

At December 31, 2009, the Company had 2,909,526 shares of its common stock available for awards under the Bucyrus International, Inc. Omnibus Incentive Plan 2007 (“Omnibus Plan”). The Omnibus Plan expires on the tenth anniversary of its effective date, unless terminated earlier by the Company’s Board of Directors. The Omnibus Plan provides for the grant of equity based awards, including restricted (or nonvested) stock, restricted stock units, stock options, stock appreciation rights (“SARs”), and other equity based awards to the Company’s directors, officers and other employees, advisors and consultants and those of the Company’s subsidiaries who are selected by the Compensation Committee of the Company’s Board of Directors for participation in the Omnibus Plan. Also at December 31, 2009, the Company had 492,000 shares of its common stock available for future grants under its 1998 Management Stock Option Plan. The Compensation Committee of the Company’s Board of Directors determines all of the terms and conditions of awards under the plan, including whether the vesting or payment of an award will be subject to the attainment of performance goals.

The Company recognizes compensation expense for nonvested shares, SAR’s and stock options over the requisite service period for vesting of the award. Total stock-based compensation expense included in the Company’s Consolidated Statements of Earnings was $11.9 million, $7.1 million and $6.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Nonvested Shares – The Company has granted nonvested shares to certain employees. The nonvested shares cliff vest in their entirety at the end of the fourth calendar year from the grant date (inclusive of the year of grant) provided the employee remains employed by the company until such date or has a qualifying retirement prior to such date. Compensation expense related to nonvested shares was $3.8 million, $2.8 million and $2.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Nonvested share activity was as follows:

	2009		2008		2007
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1	206,688	$31.59	391,262	$21.46	396,300	$20.20
Granted	301,350	$13.80	58,100	$50.66	90,050	$27.45
Forfeited	(49,150)	$20.84	(12,100)	$29.25	(1,200)	$34.19
Vested	(88,688)	$21.45	(230,574)	$19.32	(93,888)	$21.72

Nonvested at December 31	370,200	$20.97	206,688	$31.59	391,262	$21.46

At December 31, 2009, there was $4.2 million of unrecognized compensation expense related to nonvested share grants. This cost is expected to be recognized over a weighted-average period of 2.5 years. The grant date fair value was based on the fair market value of the Company’s common stock on the date of grant. At December 31, 2009, the Company expected approximately 341,000 shares to vest and these shares had an aggregate intrinsic value of $19.2 million and a weighted-average remaining contractual term of 2.6 years. The total fair value of shares vested during 2009, 2008 and 2007 was $5.0 million, $8.4 million and $4.4 million, respectively.

Premium Nonvested Shares – In 2006, the Company granted premium nonvested shares to certain employees. These shares partially vested if specific performance levels were attained by the Company. The Company did attain the specific performance levels for the years ended December 31, 2009, 2008, 2007 and 2006, and all premium nonvested shares credited to employees fully cliff vested on December 31, 2009. Compensation expense related to premium nonvested shares was $2.2 million, $0.5 million and $0.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Premium nonvested share activity was as follows:

	2009		2008		2007
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1	178,498	$21.61	187,774	$21.72	175,050	$21.54
Granted	—	—	—	—	12,724	$24.23
Forfeited	(3,950)	$25.97	(9,276)	$23.89	—	—
Vested	(174,548)	$40.88	—	—	—	—

Nonvested at December 31	—	$—	178,498	$21.61	187,774	$21.72

All compensation expense related to vested premium nonvested share grants has been recognized as of December 31, 2009. The grant date fair value was based on the fair market value of the Company’s common stock on the date of grant.

SARs – The Company has granted SARs to certain employees. The SARs vest incrementally and can be settled in shares only. Compensation expense related to SAR’s was $5.9 million, $3.8 million and $2.9 million for the years ended December 31, 2009, 2008 and 2007, respectively.

SAR activity was as follows:

	2009		2008		2007
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1	1,207,540	$14.20	1,004,950	$11.59	700,200	$10.68
Granted	1,223,100	$7.53	277,150	$23.51	316,300	$13.68
Forfeited	(170,414)	$10.32	(40,680)	$14.64	(4,800)	$16.79
Exercised	(10,360)	$13.95	(33,880)	$12.35	(6,750)	$11.93

Outstanding at December 31	2,249,866	$10.87	1,207,540	$14.20	1,004,950	$11.59

Vested and exercisable at December 31	958,884	$11.46	407,565	$11.72	68,360	$10.65

At December 31, 2009, there was $9.2 million of unrecognized compensation expense related to SARs that are vested or expect to vest. This cost is expected to be recognized over a weighted-average period of 2.5 years. The grant date fair value of the SARs was calculated using the Black-Sholes pricing model. The assumptions used in this model were as follows:

	Year Ended December 31,
	2009	2008	2007
Risk-free interest rate	2.82%	3.49%	4.66%
Expected stock price volatility	58.00%	42.00%	42.00%
Expected life	6.5 years	6.5 years	7 years
Dividend yield	0.70%	0.19%	0.41%

The risk-free interest rate was based on the United States Government Treasury strips rate on the date of grant and with a maturity equal to the expected life of the SARs. The expected stock price volatility was based on the historical activity of the Company’s common stock. The expected life was calculated using the simplified method for “plain-vanilla” issuances. The expected dividend yield was based on the annual dividends that have been paid on the Company’s common stock. At December 31, 2009, approximately 1,450,000 of the outstanding SARs were vested or were expected to vest and these SARs had an intrinsic value of $46.4 million and a weighted-average remaining contractual life of 8.7 years.

Stock Options – There was no compensation expense related to stock options for the years ended December 31, 2009, 2008 and 2007 and there was no stock option activity in 2009 or 2008. Stock option activity for the year ended December 31, 2007 was as follows:

	Number of Options	Weighted Average Grant Date Fair Value
Outstanding at January 1	19,200	$8.33
Granted	—	—
Forfeited	—	—
Exercised	(19,200)	$8.33

Outstanding at December 31	—	—

Exercisable at December 31	—	—

For the year ended December 31, 2007, net cash proceeds from the exercise of stock options was $0.1 million and the income tax benefit realized from these exercises was $0.1 million.

NOTE J – INCOME TAXES

Earnings before income taxes consisted of the following:

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)

United States	$207,757	$192,089	$72,015
Foreign	239,511	158,909	74,543

Total	$447,268	$350,998	$146,558

The provision for income tax expense consisted of the following:

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Foreign income taxes:
Current	$51,739	$50,447	$46,162
Deferred	12,767	(3,273)	(36,586)

Total	64,506	47,174	9,576

Federal income taxes:
Current	61,668	66,220	27,205
Deferred	4,057	238	(26,739)

Total	65,725	66,458	466

Other (state and local taxes):
Current	4,134	4,085	2,605
Deferred	200	(34)	(2,223)

Total	4,334	4,051	382

Total income tax expense	$134,565	$117,683	$10,424

Total income tax expense differs from amounts expected by applying the federal statutory income tax rate to earnings before income taxes as follows:

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)

Tax expense at federal statutory rate	$156,544	$122,849	$51,296
Impact of foreign subsidiary income and tax rates	(16,367)	(9,462)	(14,955)
Tax impact of repatriation of non-United States earnings and foreign tax credits	—	—	(18,725)
Deferred impact of statutory tax rate change	(446)	187	(12,244)
Uncertain tax benefits	783	6,521	891
Other items	(5,949)	(2,412)	4,161

Total income tax expense	$134,565	$117,683	$10,424

Significant components of deferred tax assets and deferred tax liabilities were as follows:

	December 31,
	2009	2008
	(Dollars in thousands)
Deferred tax assets:
Postretirement benefits	$7,313	$6,991
Pension benefits	15,199	27,791
Accrued and other liabilities	21,469	15,023
Stock-based compensation	5,767	4,459
Tax loss carry forward	9,281	11,340
Foreign tax credit carry forward	—	18,108
Unrealized losses on foreign currency and derivative financial instruments	8,066	20,075
Other items	8,876	5,658

	75,971	109,445
Less valuation allowance	(2,988)	(7,163)

Total deferred tax assets	72,983	102,282

Deferred tax liabilities:
Excess of book basis over tax basis of property, plant and equipment and intangible assets	(120,625)	(104,359)
Contract related expenses	(21,356)	(7,439)

Total deferred tax liabilities	(141,981)	(111,798)

Net deferred tax liability	$(68,998)	$(9,516)

The classification of the net deferred tax liability was as follows:

	December 31,
	2009	2008
	(Dollars in thousands)

Current deferred tax assets	$45,024	$53,133
Long-term deferred tax assets	2,493	13,227
Current deferred tax liabilities	(34,255)	(22,981)
Long-term deferred tax liabilities	(82,260)	(52,895)

Net deferred tax liability	$(68,998)	$(9,516)

The long-term deferred tax asset is included in other assets and the current deferred tax liability is included in income taxes in the Consolidated Balance Sheets.

A valuation allowance must be used to reduce the net deferred tax assets to an amount that is more likely than not to be realized. Currently, the Company has valuation allowances established for United States state net operating loss (“NOL”) carryforwards and United Kingdom, India, Poland and South Africa deferred tax assets. A summary of the valuation allowance was as follows:

	Balance at Beginning of Year	Additions - Allowance Established	Deductions - Allowance Reversal	Balance at End of Year
	(Dollars in thousands)

Year ended December 31, 2007	$2,767	$7,550	$358	$9,959
Year ended December 31, 2008	$9,959	—	$2,796	$7,163
Year ended December 31, 2009	$7,163	$1,536	$5,711	$2,988

At December 31, 2009, the Company had $21.7 million of state NOL carryforwards, which expire in the years 2010 through 2019, available to offset future state taxable income in various states.

Cumulative undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested and on which United States income taxes have not been provided by the Company amounted to approximately $460 million at December 31, 2009. It is not practicable to estimate the amount of additional tax which would be payable upon repatriation of such earnings; however, due to foreign tax credit limitations, higher effective United States income tax rates and foreign withholding taxes, additional taxes could be incurred.

Unrecognized tax benefits recognized in the consolidated financial statements were as follows:

	2009	2008	2007
	(Dollars in thousands)

Balance at January 1	$17,977	$1,574	$721
Gross increases related to prior period tax positions	—	10,970	—
Gross increases related to current period tax positions	2,153	5,368	643
Gross increases related to prior periods of acquired companies	—	203	46
Lapse of statue of limitations and settlements	(1,951)	—	—
Foreign currency translation	590	(138)	164

Balance at December 31	$18,769	$17,977	$1,574

At December 31, 2009, the Company had $18.8 million of unrecognized tax benefits, $3.9 million of which would impact its effective tax rate if recognized. At December 31, 2008, the Company had $18.0 million of unrecognized tax benefits, $4.9 million of which would impact its effective tax rate if recognized. The Company reasonably estimates that the gross amount of unrecognized tax benefits for prior tax period positions will decrease by $3.4 million in the next 12 months due to the close of an open tax year. The estimated decrease in the reserve relates primarily to uncertainty concerning intercompany transactions. However, the Company cannot reasonably estimate the change in reserve due to tax positions expected to be taken during 2010.

The Company recognizes interest and/or penalties related to income tax matters as a component of income tax expense. Expense for interest and penalties for the years ended December 31, 2009, 2008 and 2007 was $0.3 million, $2.8 million and $0.1 million, respectively. The Company has provided for $3.4 million and $3.1 million of accrued interest and penalties related to unrecognized tax benefits at December 31, 2009 and 2008, respectively.

The Company or one of its subsidiaries files income tax returns in the United States federal jurisdiction and in various state and foreign jurisdictions. Open tax years related to United States state jurisdictions remain subject to examination but are not considered material. The Company is subject to income tax examinations by tax authorities in its major jurisdictions as follows:

Tax Jurisdiction	Years Open to Audit
United States Federal	1991, 1992, 2006, 2007, 2008, 2009
Australia	2005 through 2009
Brazil	2004 through 2009
Canada	1998 through 2009
Chile	2004 through 2009
Germany	2007 through 2009
South Africa	2007 through 2009

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

The Company’s defined benefit pension and retirement plans’ funded status and amounts recognized in the consolidated financial statements was as follows:

	United States Plans		Non-United States Plans
	2009	2008	2009	2008
	(Dollars in thousands)
Change in projected benefit obligation:
Projected benefit obligation at January 1	$107,563	$95,277	$105,079	$113,213
Service cost	6,865	5,105	305	523
Interest cost	6,471	5,774	6,299	6,082
Plan amendments	—	1,308	—	—
Actuarial (gain) loss	(370)	6,757	9,924	(4,787)
Benefits paid	(7,764)	(6,658)	(5,269)	(4,994)
Currency translation	—	—	2,695	(4,958)

Projected benefit obligation at December 31	112,765	107,563	119,033	105,079

Change in plan assets:
Fair value of plan assets at January 1	58,768	77,975	—	—
Actual return on plan assets	20,193	(26,750)	—	—
Employer contributions	27,771	14,201	5,269	4,994
Benefits paid	(7,764)	(6,658)	(5,269)	(4,994)

Fair value of plan assets at December 31	98,968	58,768	—	—

Unfunded status at December 31	$(13,797)	$(48,795)	$(119,033)	$(105,079)

Amounts recognized in the consolidated balance sheets at December 31:
Accrued expenses	$—	$—	$(7,066)	$(6,810)
Pension and other	(13,797)	(48,795)	(111,967)	(98,269)

	$(13,797)	$(48,795)	$(119,033)	$(105,079)

Amounts recognized in accumulated other comprehensive loss at December 31:
Net loss (gain), net of income tax (benefit) expense of ($16,303), ($22,982), $2,392 and $4,079, respectively	$27,822	$39,219	$(5,084)	$(8,667)
Prior service cost, net of income tax benefit of $1,483, $1,698, $0 and $0, respectively	2,531	2,898	—	—

Net amount recognized	$30,353	$42,117	$(5,084)	$(8,667)

	United States Plans		Non-United States Plans
	2009	2008	2009	2008
Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	6.35%	6.20%	5.50%	6.20%
Rate of compensation increase	3.5%	4%	2%	2%

The accumulated benefit obligation for all defined benefit pension plans was $228.9 million and $210.0 million at December 31, 2009 and 2008, respectively. Pension plans with an accumulated benefit obligation in excess of plan assets were as follows:

	United States Plans		Non-United States Plans
	December 31,		December 31,
	2009	2008	2009	2008
	(Dollars in thousands)
Projected benefit obligation	$112,765	$107,563	$119,033	$105,079
Accumulated benefit obligation	$110,721	$105,758	$118,210	$104,217
Fair value of plan assets	$98,968	$58,768	—	—

The components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss) were as follows:

	United States Plans			Non-United States Plans
	Year Ended December 31,			Year Ended December 31,
	2009	2008	2007	2009	2008	2007
	(Dollars in thousands)
Net periodic benefit cost:
Service cost	$6,865	$5,104	$2,595	$305	$523	$764
Interest cost	6,471	5,774	5,415	6,299	6,082	3,507
Expected return on plan assets	(6,089)	(6,887)	(6,169)	—	—	—
Amortization of prior service cost	583	464	452	—	—	—
Amortization of net actuarial loss (gain)	3,601	1,148	1,253	—	(160)	—

Net periodic benefit cost	11,431	5,603	3,546	6,604	6,445	4,271

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss):

Net (gain) loss	(11,396)	24,745	(1,122)	—	477	(9,144)
Net prior service cost	(367)	534	(186)	—	—	—

Total recognized in other comprehensive income (loss)	(11,763)	25,279	(1,308)	—	477	(9,144)

Total recognized in net periodic benefit cost and other comprehensive income (loss)	$(332)	$30,882	$2,238	$6,604	$6,922	$(4,873)

Weighted-average assumptions used to determine net periodic benefit cost for the year:
Discount rate	6.20%	6.25%	5.75%	6.20%	5.50%	4.5%
Expected return on plan assets	8.50%	8.50%	8.50%	—	—	—
Rate of compensation increase	3.75%	4%	4%	2%	2%	1.75%

The Company’s Benefit Plan Committee (“Committee”), under the guidance of the Company’s Board of Directors’ Nominating and Corporate Governance Committee, oversees investment matters related to all of the Company’s funded benefit plans. The Committee works with external actuaries and investment consultants on an ongoing basis to establish and monitor investment strategies and target asset allocations. Forecasted cash flows for plan liabilities are regularly updated based on annual valuation results. Target allocations are determined based upon an asset and liability study for each respective plan. The study is intended to reduce risk, provide long-term financial stability for the plan(s) and maintain funded levels which meet long-term plan obligations while preserving sufficient liquidity for near-term benefit payments.

In selecting the expected long-term rate of return on assets, the Committee considered the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of these plans. This included considering the trusts’ targeted asset allocation for the year and the expected returns likely to be earned over the next 20 years. The assumptions used for the return of each asset class are conservative when compared to long-term historical returns.

The Company’s pension plans’ weighted-average actual and targeted asset allocations by asset category were as follows:

	United States Plans
	December 31, 2009		December 31, 2008
	Actual	Target	Actual	Target
Asset category:
Equity securities	65%	65%	61%	65%
Debt securities	35%	35%	39%	35%

Total	100%	100%	100%	100%

The desired investment objective is a long-term real rate of return on assets that is approximately 6% greater than the assumed rate of inflation measured by the Consumer Price Index, currently assumed to be approximately 2.5%. The target rate of return for the plans has been based upon an analysis of historical returns supplemented with an economic and structural review of each asset class. The Committee realizes that market performance varies and that a 6% real rate of return may not be meaningful during some periods. The Committee also realizes that historical performance is no guarantee of future performance.

To achieve these goals, the minimum and maximum allocation ranges for fixed securities and equity securities are as follows:

	United States Plans
	Minimum	Maximum
Equity	61%	69%
Fixed	31%	39%
Cash equivalents	0%	4%

Investment in international oriented equity funds is limited to a maximum of 18.25% of the equity range.

The Company’s current United States pension plan asset allocation is 65% equity investments and 35% fixed income investments. The equity investments portfolio consists of mutual funds invested in large-cap disciplined stocks (40%), small/mid cap stocks (9%), emerging market stocks (4%) and international stocks (12%). The fixed income portfolio consists of mutual funds invested in core fixed income bonds (28%), high yield bonds (3.5%) and emerging market debt (3.5%).

The following table summarizes the fair value of the Company’s United States pension plan assets by asset category at December 31, 2009 within the fair value hierarchy (for further level information, see Note A) (dollars in thousands):

Asset category	Level 1
Equities:
U.S. equity	$48,672
International equity	15,991
Fixed income:
Long-term bonds (1)	34,305

Total	$98,968

(1)	This category represents investment grade and below investment grade bonds of United States and foreign issuers denominated in United States dollars from diverse industries.

Future contributions to the plans will be dependent on many factors, including the performance of existing plan assets and long-term discount rates.

The Company expects to contribute $11.2 million to its domestic pension plans and $7.1 million to its non-United States pension plans in 2010. Upon completion of an analysis of the funded status of the Company’s domestic pension plans, additional contributions may be made in 2010.

Estimated future benefit payments from the Company’s pension plans are as follows:

	United States Plans	Non-United States Plans
	(Dollars in thousands)

2010	$9,459	$7,066
2011	$8,600	$7,218
2012	$9,635	$7,379
2013	$10,799	$7,457
2014	$11,041	$7,834
2015-2019	$65,343	$39,487

The estimated net loss and prior service cost for the United States defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2010 are $2.3 million and $0.6 million, respectively. The estimated net gain for the non-United States defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2010 is zero.

The Company has 401(k) Savings Plans available to substantially all United States employees. Matching employer contributions are made in accordance with plan provisions subject to certain limitations. Matching employer contributions made were $3.9 million, $3.9 million and $3.1 million for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE L – CALCULATION OF NET EARNINGS PER SHARE OF COMMON STOCK

Basic net earnings per share of common stock was computed by dividing net earnings by the weighted average number of shares of common stock outstanding. Diluted net earnings per share of common stock was computed by dividing net earnings by the weighted average number of shares of common stock outstanding after giving effect to dilutive securities. The reconciliation of the numerators and the denominators of the basic and diluted net earnings per share of common stock calculations were as follows:

	Year Ended December 31,
	2009	2008	2007

	(Dollars in thousands)

Net earnings	$312,703	$233,315	$136,134

Weighted average shares outstanding	74,456,969	74,350,939	70,014,440

Basic net earnings per share	$4.20	$3.14	$1.94

Weighted average shares outstanding	74,456,969	74,350,939	70,014,440
Effect of dilutive nonvested shares, stock appreciation rights and performance shares (1)	1,423,894	854,081	700,900

Weighted average shares outstanding – diluted	75,880,863	75,205,020	70,715,340

Diluted net earnings per share	$4.12	$3.10	$1.93

(1)

Grants of nonvested shares, stock appreciation rights and performance shares representing approximately an additional 586,000, 149,000 and zero shares for the years ended December 31, 2009, 2008 and 2007, respectively, were outstanding but were not included in the computation of diluted net earnings per share because their effect would have been antidilutive.

NOTE M – SEGMENT AND GEOGRAPHICAL INFORMATION

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

Segment information was as follows:

	Year Ended December 31, 2009
	Sales	Operating Earnings	Depreciation and Amortization	Capital Expenditures	Total Assets
	(Dollars in thousands)

Surface mining	$1,284,996	$292,754	$24,536	$37,581	$1,106,154
Underground mining	1,366,773	221,616	35,907	17,001	1,597,958

Total operations	2,651,769	514,370	60,443	54,582	2,704,112
Corporate	—	(39,117)	—	—	—

Consolidated total	$2,651,769	475,253	60,443	$54,582	$2,704,112

Interest income		(5,117)	—
Interest expense		27,017	—
Other expense		6,085	3,384

Earnings before income taxes		$447,268	$63,827

	Year Ended December 31, 2008
	Sales	Operating Earnings	Depreciation and Amortization	Capital Expenditures	Total Assets
	(Dollars in thousands)

Surface mining	$1,282,519	$252,713	$20,505	$90,406	$1,139,029
Underground mining	1,223,319	158,778	35,745	28,402	1,413,622

Total operations	2,505,838	411,491	56,250	118,808	2,552,651
Corporate	—	(28,860)	—	—	—

Consolidated total	$2,505,838	382,631	56,250	$118,808	$2,552,651

Interest income		(6,206)	—
Interest expense		34,768	—
Other expense		3,071	3,071

Earnings before income taxes		$350,998	$59,321

	Year Ended December 31, 2007
	Sales	Operating Earnings	Depreciation and Amortization	Capital Expenditures	Total Assets

	(Dollars in thousands)

Surface mining	$927,101	$165,238	$16,829	$81,169	$781,123
Underground mining	686,290	18,269	37,790	15,712	1,287,089

Total operations	1,613,391	183,507	54,619	96,881	2,068,212
Corporate	—	(10,360)	—	—	—

Consolidated total	$1,613,391	173,147	54,619	$96,881	$2,068,212

Interest income		(3,523)	—
Interest expense		27,718	—
Other expense		2,394	2,394

Earnings before income taxes		$146,558	$57,013

Sales information was as follows:

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Surface Mining:
Original equipment	$534,463	$622,904	$398,662
Aftermarket parts and service	750,533	659,615	528,439

	1,284,996	1,282,519	927,101

Underground Mining:
Original equipment	821,019	737,554	448,252
Aftermarket parts and service	545,754	485,765	238,038

	1,366,773	1,223,319	686,290

Total:
Original equipment	1,355,482	1,360,458	846,914
Aftermarket parts and service	1,296,287	1,145,380	766,477

	$2,651,769	$2,505,838	$1,613,391

Financial information by geographical area is set forth in the following table. The sales amounts represent the product shipment destination and long-lived assets are based on the physical location of the assets. The amounts previously reported for 2008 and 2007 represented the sales originating in the respective geographic area.

Year Ended December 31,	Sales to External Customers	Long – Lived Assets
	(Dollars in thousands)
2009
United States	$784,707	$312,294
Africa	115,240	4,409
Australia	319,927	48,009
Chile	308,215	5,153
Canada	205,959	9,411
Germany	115,022	97,893
Other foreign	802,699	37,252

	$2,651,769	$514,421

2008
United States	$670,270	$299,867
Africa	127,524	2,762
Australia	292,022	39,891
Chile	216,527	4,324
Canada	255,938	11,058
Germany	104,777	95,226
Other foreign	836,780	35,268

	$2,505,838	$488,396

2007
United States	$388,858	$226,476
Africa	95,033	4,207
Australia	298,294	48,847
Chile	155,785	4,262
Canada	178,583	7,431
Germany	118,000	94,171
Other foreign	378,838	25,009

	$1,613,391	$410,403

The Company does not consider itself to be dependent upon any single customer or group of customers; however, on an annual basis a single customer may account for a large percentage of its sales, particularly original equipment sales. For the year ended December 31, 2009, one customer accounted for approximately 14% of the Company’s consolidated sales. For the years ended December 31, 2008 and 2007, no one customer accounted for more than 10% of the Company’s consolidated sales.

NOTE N – COMMITMENTS, CONTINGENCIES, CREDIT RISKS AND CONCENTRATIONS

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

Environmental problems have not interfered in any material respect with the Company’s manufacturing operations to date. The Company believes that its compliance with statutory requirements respecting environmental quality will not have a material adverse effect on its financial position, results of operations or cash flows, although no assurance to that effect can be given. The Company has an ongoing program to address potential environmental problems.

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

The Company has previously been named as a potentially responsible party under CERCLA and analogous state laws at other sites throughout the United States. The Company believes it has determined its remediation liabilities with respect to the sites discussed above and does not believe that any such remaining liabilities, if any, either individually or in the aggregate, will have a material effect on its financial position, results of operations or cash flows, although no assurance to that effect can be given. The Company may incur additional liabilities with respect to these sites in the future, the costs of which could be material, and may incur remediation liability in the future with respect to sites formerly or currently owned or operated by the Company or with respect to off-site disposal locations, the costs of which could be material.

Over the past three years, expenditures for ongoing compliance, remediation, monitoring and cleanup have been immaterial. While no assurance can be given, the Company believes that expenditures for compliance and remediation will not have a material effect on its financial position, results of operations or cash flows, although no assurance to that effect can be given.

Product Warranty

The Company recognizes the cost associated with its warranty policies on its products as revenue is recognized. The amount recognized is based on historical experience. Changes in accrued warranty costs were as follows:

	2009	2008
	(Dollars in thousands)

Balance at January 1	$53,586	$70,909
Acquired balance	—	675
Provisions	32,831	16,715
Settlements	(29,563)	(20,211)
Changes in liability for pre-existing warranties, net	(10,060)	(9,959)
Foreign currency translation	2,648	(4,543)

Balance at December 31	$49,442	$53,586

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

The reconciliation of claims was as follows:

	2009	2008
Number of claims pending at January 1	309	299
New claims filed	26	30
Claims dismissed, settled or resolved	(32)	(20)

Number of claims pending at December 31	303	309

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

Commitments

The Company has obligations under various operating leases and rental and service agreements. The expense relating to these agreements was $21.0 million, $26.1 million and

$17.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. Future minimum annual payments under non-cancelable agreements are as follows (dollars in thousands):

Year	Amount
2010	$14,138
2011	11,079
2012	5,538
2013	3,665
2014	3,472
After 2014	11,406

$49,298

Credit Risks

A significant portion of the Company’s sales are to customers whose activities are related to the coal, copper, oil sands and iron ore mining industries, including some who are located in foreign countries. The Company generally extends credit to these customers and, therefore, collection of receivables may be affected by the mining industry economy and the economic conditions in the countries where the customers are located. However, the Company closely monitors extension of credit and has not experienced significant credit losses. Also, most foreign sales are made to large, well-established companies. The Company generally requires letters of credit on sales to smaller foreign companies.

Concentrations

The Company currently purchases alternating current drives and other electrical parts, an important component of its equipment, from Siemens Energy & Automation, Inc. (“Siemens”). The loss of Siemens, the Company’s only critical sole source supplier, could cause a delay in manufacturing and a possible loss of sales, which could have a material adverse effect on the Company’s financial position, results of operations or cash flows. The Company currently purchases motors, an important component of its room and pillar equipment, from one supplier. The loss of this supplier could cause a delay in manufacturing due to the time required to have motors of a new supplier approved and certified by the Mine Safety and Health Administration. The loss of this supplier could also result in a possible loss of sales, which could have a material adverse effect on the Company’s financial position, results of operations or cash flows.

NOTE O – QUARTERLY RESULTS (UNAUDITED)

Certain unaudited quarterly financial results were as follows:

	Quarter Ended at End of
	March	June	September	December
	(Dollars in thousands, except per share amounts)
Sales:
2009	$605,744	$724,436	$675,767	$645,822
2008	$516,981	$621,008	$646,002	$721,847

Gross profit:
2009	$170,185	$205,262	$223,843	$206,309
2008	$141,585	$174,096	$182,331	$184,491

Net earnings:
2009	$56,901	$82,280	$92,067	$81,455
2008	$41,081	$62,317	$64,167	$65,750

Basic net earnings per common share:
2009	$0.76	$1.11	$1.24	$1.09
2008	$0.55	$0.84	$0.86	$0.88

Weighted average shares outstanding-basic (in thousands):
2009	74,451	74,454	74,459	74,463
2008	74,340	74,343	74,340	74,386

Diluted net earnings per common share:
2009	$0.76	$1.08	$1.21	$1.07
2008	$0.55	$0.83	$0.85	$0.88

Weighted average shares outstanding-diluted (in thousands):
2009	74,956	76,012	76,191	76,345
2008	72,205	75,272	75,266	75,065

Dividends per common share:
2009	$0.025	$0.025	$0.025	$0.025
2008	$0.025	$0.025	$0.025	$0.025

NOTE P – SUBSEQUENT EVENTS

On February 19, 2010 the Company completed its acquisition of the mining equipment business (“Terex Mining”) of Terex Corporation for $1.0 billion in cash and 5,809,731 shares of the Company’s common stock. Terex Mining is a worldwide manufacturer of hydraulic excavators, off-highway haul trucks and drills, which are complementary to the Company’s existing product lines. As a result of this acquisition, the Company has significantly expanded its product portfolio, which will allow it to compete in a larger portion of the mining machinery market. The Company believes that this expanded product portfolio will make it the premier supplier of mining equipment.

The Company entered into an amendment to its existing credit agreement to provide for an additional new secured term loan of $1.0 billion and $167.5 million of revolving credit facilities to fund the cash portion of the purchase price for Terex Mining and provide the Company with a new revolving credit facility to support its future working capital needs, operating needs and capital expenditure plan.

The initial accounting for this acquisition has not yet been completed due to the proximity of the acquisition to the filing date of the Company’s 2009 financial statements. The February 19, 2010 balance sheet of Terex Mining was not available as of the filing date which precluded disclosures regarding the fair value of assets acquired, liabilities assumed and goodwill. Any goodwill that results from this transaction is expected to be assigned primarily to the Company’s surface mining segment.

The Company has evaluated subsequent events after the balance sheet date through February 26, 2010, the financial statements issuance date, for appropriate accounting and disclosure.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bucyrus International, Inc.:

We have audited the accompanying consolidated balance sheets of Bucyrus International, Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of earnings, comprehensive income, common stockholders’ investment, and cash flows for each of the three years in the period ended December 31, 2009. We also have audited the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bucyrus International, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

February 26, 2010

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of

Bucyrus International, Inc.:

The management of Bucyrus International, Inc. and its subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities and Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles.

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer and Secretary, assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management has concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective based on those criteria.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, which is included herein.

/s/ Timothy W. Sullivan

President and Chief Executive Officer

February 26, 2010

/s/ Craig R. Mackus

Chief Financial Officer and Secretary

February 26, 2010

Bucyrus International, Inc.®

Management Discussion & Analysis

and

Other Financial Information

SELECTED CONSOLIDATED FINANCIAL DATA (1)

	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share amounts)

Statement of Earnings Data:
Sales	$2,651,769	$2,505,838	$1,613,391	$738,050	$575,042
Net earnings	$312,703	$233,315	$136,134	$70,344	$53,559
Net earnings per share of common stock (2) :
Basic	$4.20	$3.14	$1.94	$1.12	$0.88
Diluted	$4.12	$3.10	$1.93	$1.12	$0.86
Cash dividends declared per common share (2)	$0.10	$0.10	$0.10	$0.0942	$0.0765
Balance Sheet Data (end of year):
Total assets	$2,704,112	$2,552,651	$2,068,212	$600,712	$491,967
Long-term liabilities, including long-term debt	$779,926	$772,831	$738,566	$134,450	$115,799

(1)	The financial data presented above includes the results of operations for our underground mining segment subsequent to May 4, 2007, the date we acquired DBT GmbH.

(2)	Previously reported net earnings per share and cash dividends have been adjusted to reflect the three-for-two and two-for-one split of our common stock in 2006 and 2008, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis and information contained elsewhere in this report contain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of predictive, future tense or forward looking terminology, such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “will” or similar terms. We caution that any such forward-looking statements are not guarantees of our future performance and involve significant risks and uncertainties, and that actual results may differ materially from those contained in the forward-looking statements as a result of various factors, which are more fully described under Item 1A – Risk Factors in this 2009 Form 10-K.

Business

Terex Mining Acquisition

On February 19, 2010, we completed the acquisition of the mining equipment business (“Terex Mining”) from Terex Corporation for $1.0 billion in cash and 5,809,731 shares of our common stock, subject to certain post-closing net assets, net debt and other adjustments. Terex Mining is a worldwide manufacturer of hydraulic excavators, off-highway haul trucks and drills, which are complementary to our existing product lines. As a result of this acquisition, we have significantly expanded our product portfolio, which will allow us to compete in a larger portion of the mining machinery market. We believe that this expanded product portfolio will make us the premier supplier of mining equipment.

Also on February 19, 2010, we entered into an amendment to our existing credit agreement to provide for an additional new secured term loan of $1.0 billion and $167.5 million of additional revolving credit facilities to fund the cash portion of the purchase price for Terex Mining and provide us with new revolving credit facilities to support our future working capital needs and capital expenditure plan.

Terex Mining Acquisition Rationale

We expect that our acquisition of Terex Mining will make us the premier supplier of mining equipment. We believe that this acquisition will allow us to (i) expand our global geographic footprint since there is little geographic overlap between our current operations and the operations of Terex Mining; (ii) diversify our product portfolio across a broader range of commodities; (iii) double our potential market to approximately $30 billion; and (iv) utilize the services of an expanded team of approximately 10,000 employees and contract employees in nearly 100 locations around the world as of the date of the acquisition.

Strategic and Financial Benefits of the Acquisition of Terex Mining

Enhanced Scale and Scope. Terex Mining produces the world’s largest hydraulic excavators, rugged haul trucks, advanced drilling machines and highwall mining systems. Terex Mining has 38 facilities around the world with approximately 2,100 employees. As a result of this acquisition, we have expanded our product offering into the growing hydraulic excavator market, as well as the truck and hydraulic track drill product categories.

Diversified Customer, Commodities and Geographic End Markets. We expect to benefit from Terex Mining’s strong presence in the Asia Pacific (“APAC”) region. With this acquisition, our sales in the APAC region are expected to increase. We will also be able to diversify our overall commodity exposure by reducing our percentage of total sales generated by coal-related mining equipment and increasing our percentage of total sales generated by iron ore related mining equipment.

Aftermarket Revenue Opportunities. The acquisition of Terex Mining should also generate additional aftermarket revenue opportunities. As a result of this acquisition, our installed base of machinery has grown from approximately $30 billion to approximately $40 billion. With a broader product portfolio, we expect an increase in opportunities for aftermarket parts and services.

Incremental Access to Growing Economies. The acquisition of Terex Mining has increased our access to growing economies. Terex Mining is well positioned in the fast-growing, developing countries of Brazil, Russia, India and China. In the surface mining market, Terex Mining has been successful in China and Indonesia, regions where we currently have little to no market share on a standalone basis.

Significant Synergy Potential. The acquisition of Terex Mining should allow us to benefit from synergies and enhance our earnings potential in 2010. We expect to be able to realize over $100 million in annual run-rate operating synergies, which we believe may be achievable by 2012. A substantial portion of these synergies are expected to result from the integration of our global manufacturing facilities and leveraging manufacturing centers of excellence, as well as the integration of market distribution, engineering and product development resources. Additional cost savings are expected to be realized through the integration of management functions and reducing purchasing expenses, similar to our successful integration of DBT GmbH following its acquisition in May 2007.

Cultural Similarities. The culture across the mining industry is both universal and unique. We expect that the established culture at Terex Mining will blend well with ours and help facilitate the integration process.

Company Overview

We are a leading designer and manufacturer of safe and highly productive mining equipment for the extraction of coal, copper, oil sands, iron ore and other minerals in major mining centers throughout the world. In addition to the manufacture of original equipment, we also provide the aftermarket replacement parts and service for this equipment. We operate in two business segments: surface mining (including the principal products of Terex Mining) and underground mining. All of our products and services, except those acquired as part of the acquisition of Terex Mining, are marketed under the Bucyrus name. We have manufacturing facilities in Australia, China, the Czech Republic, Germany, Mexico, the United Kingdom and the United States, and service and sales centers in Australia, Brazil, Canada, Chile, China, England, India, Indonesia, Mexico, Peru, Russia, South Africa and the United States. The largest markets for our surface mining original equipment and aftermarket parts and service have historically been in Australia, Canada, China, India, South Africa, South America and the United States. We expect these markets to continue to be our largest surface mining equipment markets and we expect growth in the Russian and Indonesian markets. The largest markets for our underground mining original equipment and aftermarket parts and service have historically been in the United States, Germany, Australia and China. We expect these markets, except for Germany, to continue to be our largest underground mining equipment markets, and we expect growth in the Russian, Eastern European and Indian markets.

The market for our original equipment is closely correlated with customer expectations of sustained strength in prices of mined commodities. Growth in demand for these commodities is a function of, among other things, economic activity, population increases and continuing improvements in standards of living in many areas of the world. Market prices for coal, copper, iron ore and oil generally were weak for the first half of 2009. However, the global economic downturn that started in the latter part of 2008 began to improve during the second half of 2009, causing commodity prices to stabilize and then improve during the second half of 2009. Global economic conditions and the conditions of global financial markets negatively impacted capital spending by our customers in both of our segments in 2009.

As of December 31, 2009, we expect to see growth in commodity demand in 2010 as the global economic environment begins to improve; however, we cannot accurately predict the future demand for, or price of, commodities. The condition of the global financial markets and availability of credit impacts the capital spending by our customers in all regions of the world and in both of our segments. The growth in commodities and improved global economic activity may increase capital spending by major mining companies in 2010.

Our aftermarket parts and service sales tend to be less cyclical than our original equipment sales. Our original equipment is typically kept in continuous operation by our customers for four to 40 years, requiring regular maintenance and repair throughout its productive life. The market for our aftermarket parts and service is closely correlated with the growth of the gross domestic product (“GDP”). Global economic development, the industrialization of Brazil, Russia, India and China and continued government economic stimulus may contribute to improved GDP growth in 2010 compared to 2009.

The size of our installed base of surface and underground mining original equipment at December 31, 2009 was approximately $20 billion (increasing to approximately $30 billion with the acquisition of Terex Mining) and $10 billion, respectively, based on estimated replacement value, compared to approximately $18 billion and $10 billion for surface and underground mining, respectively, at December 31, 2008. This installed base of original equipment provides the foundation for our future aftermarket activities. Our ability to provide on-time delivery of reliable parts and prompt service are also important drivers of our aftermarket sales.

A substantial portion of our sales and operating earnings is attributable to our operations located outside the United States. We generally sell our surface mining original equipment, including that sold directly to foreign customers, and most of our aftermarket parts in either United States dollars or euros. Our underground mining original equipment is generally sold in either United States dollars or euros. A portion of our aftermarket parts sales is denominated in the currency of the country in which our products are sold. Aftermarket services are paid for primarily in local currency, which is naturally hedged by our payment of local labor in local currency.

In our surface mining segment, activity for electric mining shovels and blasthole drills increased late in the fourth quarter of 2009, primarily as a result of increased demand for copper in South America, oil sands in Canada and iron ore in Brazil and Australia. As of December 31, 2009, we had strong activity in the South American market and continued to have a high level of activity in the Indian and Chinese markets; however, due to current political conditions, these two markets are expected to remain inconsistent. As of December 31, 2009, we expect our activity for electric mining shovels and blasthole drills to increase in 2010 as forecasted strength in commodity prices are expected to continue to increase our customers’ capital budgets. Activity for draglines in 2009 was lower than in prior years and duration of the quoting process and timing of decisions continues to be long.

Conditions for our surface mining segment aftermarket parts and service improved in 2009 and were strong in all markets except for the United States coal market as compared to 2008. However, we have been able to maintain consistent quoting levels in all markets. Activity in the Chilean market had the most improvement in 2009 as a result of the increased price of copper, decrease in yields and the increasing age of our customers’ fleets. As of December 31, 2009, we expect the activity for our surface mining aftermarket parts and services to continue to increase in 2010, including in the United States market.

In our underground mining segment, activity for longwall and room and pillar equipment continues to be impacted by decreased coal demand, particularly in the United States. As of December 31, 2009, we expect some improvement in all markets, particularly China.

Demand for coal and coal prices are impacting aftermarket parts and service levels in our underground mining segment, particularly in the eastern region of the United States. As of December 31, 2009, we expect activity for our underground mining aftermarket parts and services to increase in the United States, European and Russian markets.

Installed Base

Our total original equipment installed base of approximately $30 billion (increasing to approximately $40 billion with the acquisition of Terex Mining), based on estimated replacement value, at December 31, 2009, which includes approximately $20 billion of surface mining original equipment and approximately $10 billion of underground mining original equipment, provides the foundation for our future aftermarket sales. Over the life of certain machines, customer purchases of aftermarket parts can exceed the original purchase price of the machine. Additionally, we generally realize higher gross margins on sales of our aftermarket parts than on sales of our original equipment. Moreover, because our machines tend to operate continuously in all market conditions, with expected lives ranging from approximately four to 40 years, and have predictable parts and maintenance needs, our aftermarket business has historically been more stable and predictable than the market for our original equipment, which is closely correlated with expectations of sustained strength in commodity markets.

Backlog and New Orders

Our backlog level, which represents unfilled orders for our products and services, allows us to more accurately forecast our upcoming sales and plan our production accordingly. Our backlog also provides us with a relatively predictable level of expected 2010 sales and cash flows. Due to the high cost of some of our original equipment, our backlog is subject to volatility, particularly over relatively short periods. A portion of our backlog is related to multi-year contracts that will generate revenue in future years. Our backlog at December 31, 2009 and December 31, 2008, as well as the portion of our backlog which was expected to be recognized within 12 months of these dates, was as follows:

	December 31,		% Change
	2009	2008
	(Dollars in thousands)

Surface Mining:
Total	$1,062,977	$1,367,242	(22.3%)
Next 12 months	$641,599	$906,884	(29.3%)
Underground Mining:
Total	$816,543	$1,135,212	(28.1%)
Next 12 months	$616,784	$806,074	(23.5%)
Total:
Total	$1,879,520	$2,502,454	(24.9%)
Next 12 months	$1,258,383	$1,712,958	(26.5%)

We have transferred certain original equipment orders previously scheduled to ship in 2009 to our 2010 shipping schedule due to the delay of capital equipment expenditures by certain of our large multinational customers. Through December 31, 2009, we transferred approximately $200 million of planned 2009 original equipment shipments to 2010, primarily at the request of certain of our customers. These transfers of orders caused an increase in our working capital during 2009.

Cancellations of orders in our December 31, 2008 backlog were not significant in 2009.

Terex Mining’s backlog at December 31, 2009 was $194.1 million.

New orders were as follows:

	Year Ended December 31,
	2009	2008	% Change
	(Dollars in thousands)

Surface Mining:
Original equipment	$330,402	$948,334	(65.2%)
Aftermarket parts and service	650,329	896,646	(27.5%)

	980,731	1,844,980	(46.8%)

Underground Mining:
Original equipment	525,150	1,148,357	(54.3%)
Aftermarket parts and service	522,954	573,701	(8.8%)

	1,048,104	1,722,058	(39.1%)

Total:
Original equipment	855,552	2,096,691	(59.2%)
Aftermarket parts and service	1,173,283	1,470,347	(20.2%)

	$2,028,835	$3,567,038	(43.1%)

The decrease in surface mining original equipment new orders for the year ended December 31, 2009 compared to the year ended December 31, 2008 was primarily due to a decline in new orders for electric mining shovels and draglines. One new dragline order was received in 2008 compared to none in 2009. Capital spending by our customers in 2009 was negatively impacted by the effect of global economic conditions on commodities and credit markets.

Surface mining aftermarket parts and service new orders for the year ended December 31, 2009 declined in most markets compared to the year ended December 31, 2008 as a result of current global economic conditions with the largest declines being in the United States and Chilean markets; however, new orders increased in certain smaller markets. Included in surface mining aftermarket parts and service new orders for 2009 was $32.7 million related to multi-year contracts that will generate revenue in future years compared to $281.5 million for 2008. Multi-year contracts vary in size and are not typically received on a regular basis.

Total surface mining new orders for the year ended December 31, 2009 were negatively impacted by approximately $11 million due to the effect of the stronger U.S. dollar on orders denominated in foreign currencies compared to 2008.

The decrease in underground mining original equipment new orders for the year ended December 31, 2009 compared to the year ended December 31, 2008 was primarily due to the sale of five longwall systems to a customer in the Czech Republic in the first quarter of 2008 and the conversion of several existing longwall systems to Bucyrus wide-face conveyor systems in the United States market in 2008 that were not repeated in 2009, as well as reduced room and pillar new orders. All product lines were negatively impacted in 2009 as a result of global economic conditions.

The decrease in underground mining aftermarket parts and service new orders for the year ended December 31, 2009 compared to the year ended December 31, 2008 was primarily in the United States, Australian and South African markets as a result of global economic conditions.

Total underground mining new orders for the year ended December 31, 2009 were negatively impacted by approximately $45 million due to the effect of the stronger U.S. dollar on orders denominated in foreign currencies compared to 2008.

Results of Operations

2009 Compared to 2008

	Year Ended December 31,
	2009		2008
	Amount	% of Sales	Amount	% of Sales
	(Dollars in thousands, except per share amounts)

Sales	$2,651,769	—	$2,505,838	—
Gross profit	$805,599	30.4%	$682,503	27.2%
Selling, general and administrative expenses	$269,539	10.2%	$243,932	9.7%
Operating earnings	$475,253	17.9%	$382,631	15.3%
Net earnings	$312,703	11.8%	$233,315	9.3%
Fully diluted net earnings per share	$4.12	N/A	$3.10	N/A

Sales

Sales consisted of the following:

	Year Ended December 31,		% Change
	2009	2008
	(Dollars in thousands)

Surface Mining:
Original equipment	$534,463	$622,904	(14.2%)
Aftermarket parts and service	750,533	659,615	13.8%

	1,284,996	1,282,519	0.2%

Underground Mining:
Original equipment	821,019	737,554	11.3%
Aftermarket parts and service	545,754	485,765	12.3%

	1,366,773	1,223,319	11.7%

Total:
Original equipment	1,355,482	1,360,458	(0.4%)
Aftermarket parts and service	1,296,287	1,145,380	13.2%

	$2,651,769	$2,505,838	5.8%

The decrease in surface mining original equipment sales for the year ended December 31, 2009 compared to the year ended December 31, 2008 was primarily due to decreased electric mining shovels sales, which was partially offset by increased revenue from the manufacture and assembly of walking draglines for customers in Australia and Canada.

The increase in surface mining aftermarket parts and service sales for the year ended December 31, 2009 compared to the year ended December 31, 2008 was in most markets,

with the largest increase being in the Chilean market. The increase in the Chilean market was primarily due to improved copper prices and increased machine utilization by some of our customers in this region. The increase in other markets was generally due to increased parts sales for original equipment sold in prior periods. Sales in the United States market for 2009 approximated 2008 levels. Total surface mining sales were negatively impacted by approximately $21 million for the year ended December 31, 2009 due to the effect of the U.S. dollar on sales denominated in foreign currencies compared to 2008.

The increase in underground mining original equipment for the year ended December 31, 2009 compared to the year ended December 31, 2008 was primarily due to increased longwall sales to customers in the United States and the Czech Republic and increased sales of room and pillar equipment to customers in China.

The increase in underground mining aftermarket parts and service sales for the year ended December 31, 2009 compared to the year ended December 31, 2008 was primarily in the United States and Eastern European markets. Many of the longwall replacement projects in the United States were ordered in 2008 as a result of mine conditions making it more economical to extend the lives of existing longwall systems instead of buying new systems. Total underground mining sales were negatively impacted by approximately $26 million for the year ended December 31, 2009 due to the effect of the U.S. dollar on sales denominated in foreign currencies compared to 2008.

Gross Profit

Gross profit and gross margin were as follows:

	Year Ended December 31,		% Change
	2009	2008
	(Dollars in thousands)

Gross profit	$805,599	$682,503	18.0%
Gross margin	30.4%	27.2%	N/A

Gross profit was affected by purchase accounting adjustments (primarily to inventory and fixed assets) as a result of the acquisition of DBT in 2007 as follows:

	Year Ended December 31,
	2009	2008
	(Dollars in thousands)

(Increase) decrease due to purchase accounting adjustments	$(2,360)	$10,777
Gross margin increase (reduction)	0.1%	(0.4%	)

The DBT purchase accounting adjustment related to inventory was fully amortized as of December 31, 2008.

The increase in gross profit for the year ended December 31, 2009 compared to the year ended December 31, 2008 was primarily due to the mix of original equipment sales and higher aftermarket sales in our surface mining segment and increased sales in our underground mining segment. Excluding the effect of the DBT purchase accounting adjustments, gross margin for the year ended December 31, 2009 was 30.3% of sales compared to 27.6% of sales for the year ended December 31, 2008. The increase in gross margin for 2009 compared to 2008 was primarily due to improved efficiencies in our manufacturing operations, higher aftermarket sales, which generally have higher gross margins than our original equipment sales, and raw material cost reductions. Subcontract work was moved back into certain of our manufacturing facilities, which also favorably impacted gross margin. Original equipment sales, which generally have lower gross margins than aftermarket sales, were 42% of our total surface mining sales for 2009 compared with 49% for 2008, and were 60% of our total underground mining sales for 2009 and 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were as follows:

	Year Ended December 31,		% Change
	2009	2008
	(Dollars in thousands)

Selling, general and administrative expenses	$269,539	$243,932	10.5%
Percent of sales	10.2%	9.7%	N/A

Selling, general and administrative expenses for the year ended December 31, 2009 included $11.9 million of stock-based compensation expense, $5.7 million of severance expense and $4.6 million of acquisition expense compared to $7.1 million of stock-based compensation expense, $0.5 million of severance income and $0.3 million of acquisition expense for the year ended December 31, 2008. Selling, general and administrative expenses for 2009 also included a $3.3 million loss on the sale of certain assets in Poland. The acquisition expense for 2009 primarily related to the acquisition of Terex Mining. A significant portion of the costs related to the acquisition of Terex Mining will be expensed in 2010.

Research and Development Expenses

Research and development expenses were as follows:

	Year Ended December 31,		% Change
	2009	2008
	(Dollars in thousands)

Research and development expenses	$41,908	$36,550	14.7%
Percent of sales	1.6%	1.5%	N/A

The aggregate dollar increase was primarily due to increased spending for enhancements to all of our product lines. We expect research and development expenses to approximate 1.7% to 1.8% of sales in 2010, excluding the acquisition of Terex Mining.

Amortization of Intangible Assets

Amortization of intangible assets acquired in the DBT acquisition was $17.2 million for the year ended December 31, 2009, compared to $17.9 million for the year ended

December 31, 2008. Amortization of intangible assets acquired in the DBT acquisition is expected to be approximately $4.2 million per quarter through April 2019.

Operating Earnings

Operating earnings were as follows:

	Year Ended December 31,		% Change
	2009	2008
	(Dollars in thousands)

Surface mining	$292,754	$252,713	15.8%
Underground mining	221,616	158,778	39.6%

Total operations	514,370	411,491	25.0%
Corporate	(39,117)	(28,860)	35.5%

Consolidated total	$475,253	$382,631	24.2%

The increase in operating earnings was primarily due to increased gross profit due to the mix of original equipment sales and higher aftermarket sales in our surface mining segment and increased sales in our underground mining segment, partially offset by increased selling, general and administrative expenses. The increase in operating earnings for our underground mining segment were reduced by purchase accounting adjustments related to the acquisition of DBT of $3.1 million and $27.9 million for the years ended December 31, 2009 and 2008, respectively.

Interest Expense

Interest expense was $27.0 million for the year ended December 31, 2009 compared to $34.8 million for the year ended December 31, 2008. The decrease in interest expense in 2009 was primarily due to lower interest rates on our term loan debt.

Income Tax Expense

Income tax expense for the year ended December 31, 2009 was $134.6 million, or 30.1% of pre-tax earnings, compared to $117.7 million, or 33.5% of pre-tax earnings, for the year ended December 31, 2008. The rate decrease in 2009 compared to 2008 was primarily due to a favorable earnings mix and the reversal of $4.5 million of valuation allowance reserves in connection with the reorganization of certain international operations. We anticipate an effective tax rate of approximately 32% in 2010, including the acquisition of Terex Mining.

Other Expense

Other expense for the year ended December 31, 2009 was $6.1 million compared to $3.1 million for the year ended December 31, 2008. The increase in 2009 was primarily due to $2.7 million of losses that were reclassified from accumulated other comprehensive income into earnings due to the discontinuance of cash flow hedges. The cash flow hedges were concurrently settled and extended because an original forecasted event did not occur within the original specified time period as a result of customer requested delays of two orders in our underground mining segment. We anticipate that the losses will be recovered in 2010 when the hedges mature.

Net Earnings

Net earnings were as follows:

	Year Ended December 31,		% Change
	2009	2008
	(Dollars in thousands, except per share amounts)

Net earnings	$312,703	$233,315	34.0%
Fully diluted net earnings per share	$4.12	$3.10	32.9%

Net earnings were reduced (increased) by amortization of purchase accounting adjustments related to the acquisition of DBT as follows:

	Year Ended December 31,
	2009	2008
	(Dollars in thousands)

Inventory fair value adjustment charged to cost of product sold	$—	$12,088
Amortization of intangible assets	17,216	17,850
Depreciation of fixed assets	(3,235)	(1,992)

Operating earnings	13,981	27,946
Income tax benefit	5,127	9,158

Total	$8,854	$18,788

2008 Compared to 2007

Our 2007 results of operations for our underground mining segment were for the period of May 4, 2007, the date we acquired DBT, through December 31, 2007. As a result of this shortened reporting period for 2007, comparisons of our underground mining segment results for 2007 may not be particularly meaningful compared to 2008.

	Year Ended December 31,
	2008		2007
	Amount	% of Sales	Amount	% of Sales
	(Dollars in thousands, except per share amounts)

Sales	$2,505,838	—	$1,613,391	—
Gross profit	$682,503	27.2%	$408,325	25.3%
Selling, general and administrative expenses	$243,932	9.7%	$185,639	11.5%
Operating earnings	$382,631	15.3%	$173,147	10.7%
Net earnings	$233,315	9.3%	$136,134	8.4%
Fully diluted net earnings per share	$3.10	N/A	$1.93	N/A

Sales

Sales consisted of the following:

	Year Ended December 31,		% Change
	2008	2007
	(Dollars in thousands)

Surface Mining:
Original equipment	$622,904	$398,662	56.2%
Aftermarket parts and service	659,615	528,439	24.8%

	1,282,519	927,101	38.3%

Underground Mining:
Original equipment	737,554	448,252	64.5%
Aftermarket parts and service	485,765	238,038	104.1%

	1,223,319	686,290	78.3%

Total:
Original equipment	1,360,458	846,914	60.6%
Aftermarket parts and service	1,145,380	766,477	49.4%

	$2,505,838	$1,613,391	55.3%

The increase in surface mining sales for the year ended December 31, 2008 compared to the year ended December 31, 2007 was the result of the strength of new orders in 2008 for our products and services throughout the world and the positive impact of the substantially completed capacity improvements at our principal surface mining manufacturing facility in South Milwaukee, Wisconsin. The high demand for our surface mining products and services was driven by high global commodity prices during the first three quarters of 2008. The increase in surface mining original equipment sales was primarily in electric mining shovels and draglines. The increase in surface mining aftermarket parts and service sales was in nearly all global markets. The capacity expansion of our South Milwaukee, Wisconsin facilities was substantially completed in 2008, which increased our annual shovel production capacity to at least 24 electric mining shovels and almost doubled annual manufactured parts capacity from 2006 levels.

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

Gross Profit

Gross profit and gross margin were as follows:

	Year Ended December 31		% Change
	2008	2007
	(Dollars in thousands)

Gross profit	$682,503	$408,325	67.2%
Gross margin	27.2%	25.3%	N/A

Gross profit was reduced by purchase accounting adjustments (primarily to inventory) as a result of the acquisition of DBT in 2007 as follows:

	Year Ended December 31,
	2008	2007
	(Dollars in thousands)

Decrease due to purchase accounting adjustments	$10,777	$22,250
Gross margin reduction	0.4%	1.4%

The purchase accounting adjustment related to inventory was fully amortized as of December 31, 2008.

The increase in gross profit for the year ended December 31, 2008 compared to the year ended December 31, 2007 was primarily due to the inclusion of a full year of our underground mining segment’s results and increased surface mining sales. The availability of raw materials and raw material cost increases have not had a significant effect on gross margin or operating performance. Original equipment sales, which generally have lower gross margins than aftermarket sales, were 49% of our total surface mining sales for 2008 compared with 43% for 2007, and were 60% of our total underground mining sales for 2008 compared with 65% for 2007.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were as follows:

	Year Ended December 31,		% Change
	2008	2007
	(Dollars in thousands)

Selling, general and administrative expenses	$243,932	$185,639	31.4%
Percent of sales	9.7%	11.5%	N/A

The aggregate dollar increase for the year ended December 31, 2008 compared to the year ended December 31, 2007 was primarily due to the acquisition of DBT in May 2007. The upgrade of the SAP computer software in our underground mining segment was completed in 2008. The cost of this upgrade was $2.6 million and $0.4 million for the years ended December 31, 2008 and 2007, respectively. Expenses for 2007 include certain one-time costs related to the integration of DBT, which increased selling, general and administrative expenses as a percent of sales.

Research and Development Expenses

Research and development expenses were as follows:

	Year Ended December 31,		% Change
	2008	2007
	(Dollars in thousands)

Research and development expenses	$36,550	$20,358	79.5%
Percent of sales	1.5%	1.3%	N/A

The aggregate dollar increase for the year ended December 31, 2008 compared to the year ended December 31, 2007 was primarily due to the acquisition of DBT in May 2007, as well as electric mining shovel and longwall product developments and increased headcount to support higher electric mining shovel and dragline order levels.

Amortization of Intangible Assets

Amortization of intangible assets acquired in the DBT acquisition was $17.9 million for the year ended December 31, 2008, compared to $12.0 million for the year ended December 31, 2007.

Operating Earnings

Operating earnings were as follows:

	Year Ended December 31,		% Change
	2008	2007
	(Dollars in thousands)

Surface mining	$252,713	$165,238	52.9%
Underground mining	158,778	18,269	769.1%

Total operations	411,491	183,507	124.2%
Corporate	(28,860)	(10,360)	178.6%

Consolidated total	$382,631	$173,147	121.0%

The increase in operating earnings for the year ended December 31, 2008 compared to the year ended December 31, 2007 was primarily due to the acquisition of DBT in 2007 and increased gross profit resulting from increased surface mining sales volume. Operating earnings for our underground mining segment were reduced by purchase accounting adjustments related to the acquisition of DBT of $27.9 million and $49.1 million for 2008 and 2007, respectively.

Interest Expense

Interest expense was $34.8 million for the year ended December 31, 2008 compared with $24.2 million for the year ended December 31, 2007. The increase in 2008 was due to increased debt levels related to the financing of the acquisition of DBT being outstanding only a portion of 2007.

Income Tax Expense

Income tax expense for the year ended December 31, 2008 was $117.7 million, or 33.5% of pre-tax earnings, compared with $10.4 million, or 7.1% of pre-tax earnings, for the year ended December 31, 2007. The effective rate for 2007 was impacted by significant one-time benefits related to our underground mining segment. These one-time benefits included a $12.2 million deferred tax benefit resulting from a reduction in the German statutory tax rate from 39% to 32% and a $14.0 million foreign tax credit benefit resulting from repatriation of German earnings. Earnings in lower-taxed jurisdictions resulted in $4.7 million of benefits and various other items resulted in an additional $4.7 million of benefits.

Net Earnings

Net earnings were as follows:

	Year Ended December 31,		% Change
	2008	2007
	(Dollars in thousands, except per share amounts)

Net earnings	$233,315	$136,134	71.4%
Fully diluted net earnings per share	$3.10	$1.93	60.6%

Net earnings were reduced (increased) by amortization of purchase accounting adjustments related to the acquisition of DBT as follows:

	Year Ended December 31,
	2008	2007
	(Dollars in thousands)

Inventory fair value adjustment charged to cost of product sold	$12,088	$23,350
Amortization of intangible assets	17,850	27,456
Depreciation of fixed assets	(1,992)	(1,746)

Operating earnings	27,946	49,060
Income tax benefit (1)	9,158	28,432

Total	$18,788	$20,628

(1)	2007 includes a $12.2 million tax benefit resulting from a reduction in the German statutory tax rate.

Giving effect to our acquisition of DBT as if it would have occurred on January 1, 2007 instead of on May 4, 2007, pro forma net earnings and net earnings per share for 2007 would have been $146.9 million and $1.96, respectively. Pro forma net earnings excluded the adjustment of inventory to estimated fair value as this adjustment was directly attributed to the DBT transaction and did not have a continuing impact. The actual after tax charge to net earnings for this adjustment was $8.0 million and $9.5 million for 2008 and 2007, respectively.

Foreign Currency Fluctuations

The following table summarizes the approximate effect of changes in foreign currency exchange rates on our sales, gross profit and operating earnings, in each case compared to the prior year:

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)

(Decrease) increase in sales	$(46,795)	$5,017	$17,243
(Decrease) increase in gross profit	$(16,462)	$2,845	$2,805
(Decrease) increase in operating earnings	$(8,713)	$1,410	$1,784

The volatility of the euro, Australian dollar and Chilean peso caused most of the change in 2009.

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA were as follows:

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)

EBITDA	$532,995	$438,881	$227,766
Percent increase from prior year	21.4%	92.7%	96.3%
EBITDA as a percent of sales	20.1%	17.5%	14.1%

Adjusted EBITDA	$548,588	$458,184	$257,819
Percent increase from prior year	19.7%	77.7%	114.1%
Adjusted EBITDA as a percent of sales	20.7%	18.3%	16.0%

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

Adjusted EBITDA is a material term in our current credit agreement, and was also a material term in our previous credit agreement, which we believe is a material agreement, and is used in the calculation of our leverage ratio covenant. Also, our management uses Adjusted EBITDA when preparing our annual operating budget and financial projections. The following table reconciles EBITDA to Adjusted EBITDA:

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)

EBITDA	$532,995	$438,881	$227,766
Non-cash stock compensation expense	11,889	7,056	6,171
Loss on disposal of fixed assets	3,704	159	532
Inventory fair value adjustments charged to cost of products sold	—	12,088	23,350

Adjusted EBITDA	$548,588	$458,184	$257,819

The following table reconciles Net Earnings as reported in our Consolidated Statements of Earnings to EBITDA and reconciles EBITDA to Net Cash Provided by Operating Activities as reported in our Consolidated Statements of Cash Flows:

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)

Net earnings	$312,703	$233,315	$136,134
Interest income	(5,117)	(6,206)	(3,523)
Interest expense	27,017	34,768	27,718
Income tax expense	134,565	117,683	10,424
Depreciation	41,544	36,860	25,438
Amortization (1)	22,283	22,461	31,575

EBITDA (3)	532,995	438,881	227,766
Changes in assets and liabilities	(253,574)	(144,996)	(106,261)
Non-cash stock compensation expense	11,889	7,056	6,171
Loss on disposal of fixed assets (2)	3,704	159	532
Interest income	5,117	6,206	3,523
Interest expense	(27,017)	(34,768)	(27,718)
Income tax expense	(134,565)	(117,683)	(10,424)

Net cash provided by operating activities	$138,549	$154,855	$93,589

Net cash used in investing activities	$(74,463)	$(128,237)	$(775,464)

Net cash (used in) provided by financing activities	$(80,318)	$30,219	$727,603

(1)	Includes amortization of intangible assets and debt issuance costs.
(2)	Reflects (gains) losses on the disposal of fixed assets in the ordinary course and a $3.3 million loss in 2009 related to the sale of certain assets in Poland.
(3)	Includes severance and early retirement expense (income) for personnel changes in the ordinary course of $5,650, ($450) and $3,220, respectively.

Liquidity and Capital Resources

Description of Pre-Acquisition Credit Facilities

Prior to our acquisition of Terex Mining, our credit facilities included a secured revolving credit facility of $357.5 million, an unsecured German revolving credit facility of €65.0 million, each of which were scheduled to mature on May 4, 2012, and a term loan facility consisting of $400.0 million plus €75.0 million which was scheduled to mature on May 4, 2014. The entire secured revolving credit facility was eligible to be used for letters of credit. At December 31, 2009, we had no borrowings under our secured or unsecured revolving credit facilities.

Borrowings under our secured revolving credit facility in place prior to the acquisition of Terex Mining bore interest, payable no less frequently than quarterly, at (i) LIBOR plus between 1.25% and 1.75% (based on our total leverage ratio) for United States dollar denominated LIBOR loans; (ii) a base rate determined by reference to the greater of the United States prime lending rate and the federal funds rate plus between 0.25% and 0.75% (based on our total leverage ratio) for United States dollar denominated base rate loans; and (iii) EURIBOR plus between 1.25% and 1.75% (based on our total leverage ratio) for euro denominated loans. The interest rates under our secured revolving credit facility were subject to change based on the total leverage ratio. The unsecured German revolving credit facility bore interest, payable no less frequently than quarterly, at EURIBOR plus between 1.25% and 1.75% (based on our total leverage ratio.) Under each revolving credit facility, we had agreed to pay a commitment fee based on the unused portion of such facilities, payable quarterly, at rates ranging from 0.25% to 0.50% depending on the total leverage ratio, and when applicable, customary letter of credit fees. Borrowings under our term loan facility bore interest, payable no less frequently than quarterly, at (i) LIBOR plus 1.50% for United States dollar denominated LIBOR loans; (ii) the base rate plus 0.50% for United States dollar denominated base rate loans; and (iii) EURIBOR plus 1.75% for euro denominated loans.

At December 31, 2009, the amount potentially available for borrowings under our secured revolving credit facility was $282.5 million, after taking into account $75.0 million of issued letters of credit. The amount potentially available for borrowings under our unsecured German credit facility at December 31, 2009 was $54.1 million (€37.8 million), after taking into account $39.0 million (€27.2 million) of issued letters of credit. At December 31, 2009, we had borrowings under our term loan facility of $496.6 million ($391.0 million plus €73.3 million.) To manage a portion of our exposure to changes in LIBOR-based interest rates, we have entered into interest rate swap agreements that effectively fix the interest payments on $475.8 million ($375.0 million plus €70.0 million) of our outstanding borrowings under our term loan facility at a weighted average interest rate of 3.4%, plus the applicable spread. The remaining $20.8 million ($16.0 million plus €3.3 million) of outstanding term loan borrowings at December 31, 2009 were at a weighted average interest rate of 1.9%, plus the applicable spread.

Prior to our acquisition of Terex Mining, our credit facilities contained operating and financial covenants that, among other things, could limit our ability to obtain additional sources of capital. Our financial covenants required that we maintained a total leverage ratio, calculated on a trailing four-quarter basis, of not more than 3.5 to 1.0 for each measurement period. The total leverage ratio was calculated as the ratio of consolidated indebtedness

(which is net of cash) to consolidated operating profit (which excluded, among other things, certain non-cash charges, as discussed more fully in the credit facilities). At December 31, 2009, our total leverage ratio was 0.74 to 1.0 and we were in compliance with all covenants and other requirements in our then existing credit facilities.

Description of Current Credit Facility

Our new credit facilities include a secured revolving credit facility of $525.0 million ($35.0 million has a maturity date of May 4, 2012 and $490.0 million has a maturity date of May 4, 2014) and an unsecured German revolving credit facility of €65.0 million which matures on May 4, 2014. Our new credit facilities also include a term loan facility consisting of $1,280.0 million ($390.0 million matures on May 4, 2014 and $890.0 million matures on February 19, 2016), AUD 124.0 million with a maturity date of February 19, 2016 and €73.1 million with a maturity date of May 4, 2014. The entire new secured revolving credit facility is eligible to be used for letters of credit.

We had approximately $372.5 million ($328.8 million plus €43.7 million) available under our revolving credit facilities at February 19, 2010.

Borrowings under our new secured revolving credit facility that mature on May 4, 2012 bear interest, payable no less frequently than quarterly, at (i) LIBOR plus between 1.25% and 1.75% (based on our total leverage ratio) for United States dollar denominated LIBOR loans and (ii) a base rate determined by reference to the greater of (a) the United States prime lending rate; (b) the federal funds rate plus 0.50%; and (c) LIBOR for a one-month interest period plus 1.00% (the “base Rate”), in each case under clause (ii) plus between 0.25% and 0.75% (based on our total leverage ratio). Borrowings under our new secured revolving credit facility that mature on May 4, 2014 bear interest, payable no less frequently than quarterly, at (i) LIBOR or EURIBOR plus between 3.00% and 3.50% (based on our total leverage ratio) and (ii) the Base Rate plus between 2.00% and 2.5% (based on our total leverage ratio). The unsecured German revolving credit facility bears interest, payable no less frequently than quarterly, at EURIBOR plus between 3.00% and 3.50% (based on our total leverage ratio).

Under each new revolving credit facility, we pay a commitment fee based on the unused portion of such facilities, payable quarterly, at rates ranging from 0.25% to 0.50% depending on the total leverage ratio for revolving credit facilities that mature on May 4, 2012 and 0.50% for revolving credit facilities that mature on May 4, 2014, and when applicable, customary letter of credit fees.

Borrowings under our new term loan facility that mature on May 4, 2014 bear interest, payable no less frequently than quarterly, at (i) LIBOR plus 3.00% for United States dollar denominated LIBOR loans; (ii) the base rate plus 2.00% for United States dollar denominated base rate loans; and (iii) EURIBOR plus 3.00% for euro denominated loans.

Borrowings under our new term loan facility that mature on February 19, 2016 bear interest, payable no less frequently than quarterly, at (i) LIBOR (subject to a 1.50% floor) plus between 2.75% and 3.00% (based on the our total leverage ratio) for United States dollar denominated base rate loans; (ii) the Base Rate plus between 1.75% and 2.00% (based on our total leverage ratio) for United States dollar denominated base rate loans; and (iii) an offered rate of interest based on deposits of Australian dollars, plus (a) the difference between three-month LIBOR and 1.50% (if greater), and (b) between 2.75% and 3.00% (based on our total leverage ratio) for Australian dollar denominated base rate loans.

Our new credit facilities contain operating and financial covenants that, among other things, could limit our ability to obtain additional sources of capital. Our financial covenants require that we maintain, on a trailing four-quarter basis as of the end of each fiscal quarter, (i) a total leverage ratio of not more than 3.50 to 1.00 and (ii) a consolidated interest coverage ratio of at least 3.0 to 1.0. The total leverage ratio is calculated as the ratio of consolidated indebtedness (which is net of cash) to consolidated operating profit (which excludes, among other things, certain non-cash charges, as discussed more fully in the credit facilities). The total interest coverage ratio is calculated as the ratio of consolidated adjusted EBITDA to consolidated cash interest expense.

Our new credit agreement requires us to prepay outstanding loans with 100% of the net proceeds of the incurrence of certain debt and certain asset sales and 50% (subject to reductions based on our total leverage ratio) of our annual excess cash flow, as defined in our credit agreement.

Cash Requirements

Our cash balance decreased to $101.1 million at December 31, 2009 from $102.4 million at December 31, 2008. The decrease was primarily the result of funding working capital requirements. During 2009, we reduced our secured revolving credit facility from $55.2 million to zero and contributed $27.8 million to our United States pension plans.

Our customers generally are contractually obligated to make progress payments under purchase contracts for machine orders and certain large parts orders. As a result, we do not anticipate significant outside financing requirements to fund production of our original equipment and do not believe that original equipment sales will have a material adverse effect on our liquidity, although the issuance of letters of credit reduces the amount available for borrowings under our revolving credit facilities. If additional borrowings are necessary during 2010, we believe we have sufficient capacity under our existing revolving credit facilities.

Inventory increased to $627.3 million at December 31, 2009 from $616.7 million at December 31, 2008. The increase was primarily in our surface mining segment due to ordering raw materials for original equipment orders in advance of the current production schedule, including for orders that have been transferred to 2010. Most of this increase was offset by a reduction of longwall inventory as a result of new orders in our underground mining segment.

Capital expenditures for 2009 were $54.6 million compared to $118.8 million for 2008. Included in capital expenditures for 2009 and 2008 were $13.4 million and $45.5 million, respectively, related to our surface mining expansion program and the additional renovations of our South Milwaukee, Wisconsin facilities. We expect our capital expenditures in 2010 to be between $60 million and $70 million, which does not include the acquisition of Terex Mining or any capital expenditures for the acquired business. We are closely monitoring our capital spending in relation to current economic conditions and business levels. We believe cash flows from operating activities and funds available under our revolving credit facilities will be sufficient to fund our expected capital expenditures during 2010.

At December 31, 2009, there were $188.5 million of standby letters of credit outstanding under all of our bank facilities.

At December 31, 2009, our long-term liabilities consisted primarily of warranty, pension accruals and deferred income taxes. In 2010, we expect to contribute approximately $18 million to our pension plans. Upon completion of an analysis of the funded status of our United States pension plans, additional contributions may be made in 2010. At December 31, 2009, our unfunded pension liability was $132.8 million compared to $153.9 million at December 31, 2008. Our unfunded pension liability at December 31, 2009 and 2008 consisted of $13.8 million and $48.8 million, respectively, for our United States plans and $119.0 million and $105.1 million, respectively, for our non-United States plans, which are not traditionally funded. The decreased liability for our United States plans reflects the increased market value of the securities held by the plans and contributions we made.

Payments of warranty claims are not subject to a definitive estimate by year. We do not expect to pay any material warranty claims in 2010.

In addition to the obligations noted above, we currently anticipate estimated cash funding requirements for interest and dividends during 2010 of approximately $71 million and $8 million, respectively, which includes the impact of our acquisition of Terex Mining. We currently anticipate estimated cash funding requirements for income taxes during 2010 of approximately $130 million which excludes the impact of our acquisition of Terex Mining.

During 2010, we anticipate continued positive cash flows from operations and expect our cash balances to increase throughout the year. We believe that cash flows from operations and our existing revolving credit facilities, which includes our new credit facilities, will be sufficient to fund our cash requirements in 2010. We also believe that cash flows from operations will be sufficient to repay any borrowings under our revolving credit facilities, which includes our new credit facilities, as necessary, and all scheduled term loan payments.

Receivables

We recognize revenues on most original equipment orders using the percentage-of-completion method. Accordingly, accounts receivable are generated when revenue is recognized, which can be before the funds are collected or in some cases, before our customer is billed. At December 31, 2009, we had $741.8 million of accounts receivable compared to $636.5 million at December 31, 2008. Receivables at December 31, 2009 and December 31, 2008 included $384.5 million and $209.7 million, respectively, of revenues from long-term contracts recognized using percentage of completion accounting that were not billable at these dates. Billed receivables decreased in 2009 due to collection of original equipment billings from the fourth quarter of 2008.

Included in our December 31, 2009 accounts receivable balance was approximately $83 million related to order delays. We expect to collect substantially all of the $83 million during 2010. Customer requested delays of sold orders, poor conditions in global financial markets or global or regional recessionary economic conditions could cause us difficulty in collecting outstanding accounts receivable.

Liabilities to Customers on Uncompleted Contracts and Warranties

Customers generally make down payments at the time of the order for a new machine as well as progress payments throughout the manufacturing process. These payments are recorded as Liabilities to Customers on Uncompleted Contracts and Warranties in the Consolidated Balance Sheets.

Current Dividend Policy

We pay a cash dividend on our common stock in the amount of $.025 per share per quarter, subject to future authorization by our Board of Directors. Total cash dividend payments in 2009 were $7.4 million.

Contractual Obligations

Our contractual obligations at December 31, 2009 were as follows:

	Total	2010	2011- 2012	2013- 2014	Thereafter
	(Dollars in thousands)

Debt (1)	$507,232	$7,566	$12,550	$482,308	$4,808
Purchase obligations (2)	9,358	7,263	2,036	59	—
Operating leases and rental and service agreements	49,298	14,138	16,617	7,137	11,406
Interest on long-term debt (3)	89,694	21,829	40,698	27,167	—
Pension obligations (4)	18,300	18,300	—	—	—

Total(5)	$673,882	$69,096	$71,901	$516,671	$16,214

(1)	Includes payment obligations under capital leases.
(2)

Obligations related to purchase orders entered into in the ordinary course of business are excluded from the above table. Any amounts for which we are liable for goods or services received under purchase orders are reflected in the Consolidated Balance Sheets as accounts payable.

(3)	Represents interest on our term loan.
(4)

Obligations for our pension plans cannot be reasonably estimated beyond 2010. In addition, upon completion of an analysis of the funded status of our United States pension plans, additional contributions may be made in 2010. For further information on our pension plans, see Note K in the Notes to the Consolidated Financial Statements.

(5)	Due to the uncertainty in predicting the timing of tax payments, if any, related to our unrecognized tax benefits, $18.8 million has been excluded from this table.

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

Revenue Recognition - Revenue from long-term sales contracts, such as for the manufacture of our original equipment, is recognized using the percentage-of-completion method due to the length of time to fully manufacture and assemble our original equipment. We measure revenue recognized based on the ratio of estimated costs incurred to date in relation to total costs to be incurred. The percentage-of-completion method of accounting for these contracts most accurately reflects the status of these uncompleted contracts in our financial statements and most accurately measures the matching of revenues with expenses. Revenue from all other types of sales, primarily sales of aftermarket parts, net of estimated returns and allowances, is recognized when all of the following circumstances are satisfied: persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured and delivery has occurred or services have been rendered. Criteria for revenue recognition is generally met at the time products are shipped, as the terms are FOB shipping point.

The complexity of the cost estimation process and all issues related to assumptions, risks and uncertainties inherent with the use of estimated costs in the percentage of completion method of accounting affect the amounts reported in our financial statements. A number of internal and external factors affect our cost of sales estimates, including engineering design changes, estimated future material prices and customer specification changes. If we had used different assumptions in the application of this and other accounting policies, it is likely that materially different amounts would be reported in our financial statements. Bid and proposal costs are expensed as incurred. A 1% change in the gross margin on our original equipment in progress at December 31, 2009 would have the effect of changing our gross profit by approximately $15 million.

Warranty - Sales of our products generally carry typical manufacturers’ warranties, the majority of which cover products for one year, based on terms that are generally accepted in the marketplaces that we serve. We record provisions for estimated warranty and other related costs as revenue is recognized based on historical warranty loss experience and periodically adjust these provisions to reflect actual experience. Estimates used to determine the product warranty accruals are significantly impacted by the historical percentage of warranty claims costs to net sales. During 2009, this percentage varied by approximately 0.04 percentage points compared to the average warranty costs to sales percentage for 2008 and 2007. Holding other assumptions constant, if this estimated percentage were to increase or decrease 0.04 percentage points, our warranty expense for 2009 would have increased or decreased by approximately $1 million.

Pension Benefits - We have several defined benefit pension plans that are separately funded. Several statistical and judgmental factors which attempt to anticipate future events are used in calculating the expense and liability related to these plans. These factors include assumptions about the discount rate, expected return on plan assets and the rate of future compensation increases, as we determine within certain guidelines. In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, longer or shorter life spans of participants and changes in actual costs of health care. These differences may result in a significant impact to the amount of pension expenses recorded by us.

In determining net periodic cost for pension benefits for 2009, we used a discount rate of 6.2% and 6.2% for our United States plans and non-United States plans, respectively, and an expected long-term rate of return on plan assets of 8.5% for our United States plans. The discount rate for our United States plans in 2009 was decreased from 6.25% in 2008 and the expected long-term rate of return on plan assets was the same as in 2008.

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

The effect that a 1% increase or decrease in the discount rate and expected rate of return on plan assets would have on our pension obligations and costs was as follows:

	2009 Benefit Cost (Income) Expense		January 1, 2009 Benefit Obligation Increase (Decrease)
	One Percentage- Point Increase	One Percentage- Point Decrease	One Percentage- Point Increase	One Percentage- Point Decrease
	(Dollars in thousands)

United States Plans
Pension benefits:
Assumed discount rate	$(886)	$1,057	$(8,831)	$10,389
Expected long-term rate of return on plan assets	$(716)	$716	N/A	N/A

Non-United States Plans
Pension benefits:
Assumed discount rate	$(839)	$462	$(10,737)	$13,033
Expected long-term rate of return on plan assets	N/A	N/A	N/A	N/A

Accounting for Uncertainty in Income Taxes - At December 31, 2009, we had $18.8 million of unrecognized tax benefits, $3.9 million of which would impact our effective tax rate if recognized. We estimate that the gross amount of unrecognized income tax benefits will decrease by approximately $3.4 million in the next 12 months due to the close of an open tax year; however, we cannot estimate the change in the reserve due to tax positions expected to be taken during 2010.

Impairment of Tangible and Intangible Assets

Assets subject to amortization. In accordance with accounting guidance regarding the accounting for the impairment or disposal of long-lived assets, we review long-lived assets and all amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to their carrying amount. The operations are generally distinguished by the business segment and geographic region in which they operate. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long-lived assets of the operation, to fair value. Fair value is based on discounted cash flows or appraised values, depending upon the nature of the assets.

Goodwill - Assets not subject to amortization. Goodwill and intangible assets with indefinite lives are not amortized but are reviewed annually for impairment or more frequently if impairment indicators arise. Our annual goodwill impairment review date is December 31. We performed our annual goodwill impairment review as of December 31, 2009, 2008 and 2007 and noted no impairment of goodwill. In making this assessment, we rely on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and transactions and marketplace data. There are inherent uncertainties related to these factors and our judgment in applying them to the analysis of goodwill impairment. Changes in economic and operating conditions could result in goodwill impairment in future periods. We also compared the aggregate fair value of our reporting units to our market capitalization.

Off Balance Sheet Arrangements

We do not have any off balance sheet financing arrangements that we believe have or are reasonably likely to have a current or future material effect on our financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our market risk is impacted by changes in interest rates and foreign currency exchange rates. The following discussion excludes the impact of our acquisition of Terex Mining.

Interest Rates - Our interest rate exposure relates primarily to floating rate debt obligations in the United States. We manage borrowings under our credit agreement through the selection of LIBOR based borrowings, EURIBOR based borrowings, or prime-rate based borrowings. To manage a portion of our exposure to changes in LIBOR-based interest rates, we have entered into interest rate swap agreements that effectively fix the interest payments on $475.8 million of our outstanding borrowings under our term loan facility at a weighted average interest rate of 3.4%, plus the applicable spread. At December 31, 2009, a sensitivity analysis was performed for our floating rate debt obligations. Based on this sensitivity analysis, we have determined that a 10% change in the weighted average interest rate at

December 31, 2009 would not have a material effect on our interest expense on an annual basis.

Foreign Currency - We sell most of our surface mining original equipment, including those sold directly to foreign customers, in United States dollars and we sell most of our underground mining original equipment in either United States dollars or euros. We sell most of our surface mining aftermarket parts in United States dollars, with limited aftermarket parts sales denominated in the local currencies of various foreign markets. We sell most of our underground mining aftermarket parts in either United States dollars or euros, also with limited aftermarket parts sales denominated in the local currencies of various foreign markets. Both surface mining and underground mining aftermarket services are paid primarily in local currency, with a natural partial currency hedge through payment for local labor in local currency. The value, in United States dollars, of our investments in our foreign subsidiaries and of dividends paid to us by those subsidiaries will be affected by changes in exchange rates. We enter into currency hedges to help mitigate currency exchange risks.

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

Based on our derivative instruments outstanding at December 31, 2009, a 10% change in foreign currency exchange rates would not have a material effect on our financial position, results of operations or cash flows.